    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 11, 1997

                                               Registration No. 333-26433

==============================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                     -----------------------------------

                              AMENDMENT NO. 1 TO
                                   FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                     -----------------------------------
                            ALLEGIANT BANCORP, INC.
            (Exact name of registrant as specified in its charter)

             MISSOURI                        6712                    43-1519382
   (State or jurisdiction of     (Primary Standard Industrial    (I.R.S. Employer
 incorporation or organization)   Classification Code Number)   Identification Number)

                                  7801 Forsyth Boulevard
                                St. Louis, Missouri  63105
                                      (314) 726-5000
             (Address and telephone number of principal executive office)

                     -----------------------------------
                                Shaun R. Hayes
                                   President
                            7801 Forsyth Boulevard
                          St. Louis, Missouri  63105
                                (314) 726-5000
          (Name, address, and telephone number of agent for service)

                     -----------------------------------
                                  Copies to:
       Thomas A. Litz, Esq.                  Robert B. Pomerenk, Esq.
        Thompson Coburn               Luse Lehman Gorman Pomerenk & Schick
     One Mercantile Center                5335 Wisconsin Avenue, N.W.
          Suite 3400                               Suite 400
   St. Louis, Missouri  63101               Washington, D.C.  20015
   telephone: (314) 552-6000               telephone: (202) 274-2000
   facsimile: (314) 552-7000               facsimile: (202) 362-2902

                     -----------------------------------
      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

      If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: / /


                                       CALCULATION OF REGISTRATION FEE
    ====================================================================================================================
                                                              Proposed maximum     Proposed maximum        Amount of
         Title of each class of          Amount to be          offering price     aggregate offering      registration
       securities to be registered        registered            per unit<F1>           price<F1>            fee<F1>
    --------------------------------------------------------------------------------------------------------------------
    Common Stock, $0.01 par value...    784,650 shares            $18.75              $8,788,125           $2,663.07
    ====================================================================================================================

    <F1>   Estimated solely for purposes of computing the Registration Fee, pursuant to the provisions of Rule 457(f), and based upon the average of the bid and asked prices of the Common Stock, $.10 par value, of Reliance Financial, Inc. as reported by the National Quotation Bureau, Inc. on April 30, 1997, of which 468,700 shares will be cancelled or received by the Registrant in the exchange. The Registrant paid the registration fee of $2,663.07 with the original filing on May 2, 1997.

                     -----------------------------------
   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

==============================================================================

                      [ALLEGIANT BANCORP, INC. LETTERHEAD]

                                   July --, 1997

Dear Fellow Shareholder:

            The Board of Directors cordially invites you to attend a Special Meeting of Shareholders of Allegiant Bancorp, Inc. ("Allegiant") to be held
at  : p.m. Central Time, on               , 1997, at the offices of Dash
Multi-Corp, Inc., 2500 Adie Road, Maryland Heights, Missouri 63043 (the "Special Meeting"). At the Special Meeting, you will be asked to consider and vote upon a proposal to approve the Agreement and Plan of Merger dated March 20, 1997 (the "Merger Agreement") and the transactions contemplated thereby, pursuant to which Reliance Financial, Inc. ("Reliance") will be merged with and into Allegiant.

            I have enclosed the following items relating to the Special Meeting and the proposed merger:

            1. Joint Proxy Statement/Prospectus;

            2. Proxy card; and

            3. A pre-addressed return envelope to Allegiant for the proxy card.

            The Joint Proxy Statement/Prospectus and related proxy materials set forth financial data and other important information relating to Reliance and Allegiant and describe the terms and conditions of the proposed merger and related transactions. Allegiant's Board of Directors requests that you carefully review these materials before completing the enclosed proxy card or attending the Special Meeting.

            THE BOARD OF DIRECTORS OF ALLEGIANT CAREFULLY CONSIDERED AND APPROVED THE TERMS OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AS BEING FAIR TO AND IN THE BEST INTEREST OF ALLEGIANT AND ITS SHAREHOLDERS. THE ALLEGIANT BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE PROPOSAL TO APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

            APPROVAL OF THE MERGER AGREEMENT BY THE ALLEGIANT SHAREHOLDERS IS A CONDITION TO THE CONSUMMATION OF THE MERGER. Accordingly, it is important that your shares be represented at the Special Meeting, whether or not you plan to attend the Special Meeting in person. Please complete, date and sign the enclosed proxy card and return it to Allegiant in the enclosed pre-addressed if mailed within the United States. If you later decide to attend the Special Meeting and vote in person, or if you wish to revoke your proxy for any reason prior to the vote at the Special Meeting, you may do so and your proxy will have no further effect. You may revoke your proxy by delivering to the Secretary of Allegiant a written notice of revocation or another proxy relating to the same shares bearing a later date than the proxy being revoked or by attending the Special Meeting and voting in person. Attendance at the Special Meeting will not in itself constitute a revocation of an earlier dated proxy.

            If you need assistance in completing your proxy card or if you have any questions about the Joint Proxy Statement/Prospectus, please call (314) 726-5000 and ask for Investor Relations.

                                         Sincerely,

                                         Marvin S. Wool
                                         Chairman and Chief Executive Officer

                             ALLEGIANT BANCORP, INC.
                             7801 FORSYTH BOULEVARD
                           ST. LOUIS, MISSOURI  63105

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                                   TO BE HELD
                                          , 1997

                  TO THE SHAREHOLDERS OF ALLEGIANT BANCORP, INC.:

            Notice is hereby given that a special meeting (the "Special Meeting") of Shareholders of ALLEGIANT BANCORP, INC., a Missouri corporation ("Allegiant"), will be held at the offices of Dash Multi-Corp, Inc., 2500
Adie Road, Maryland Heights, Missouri 63043 on              , 1997, at   :
p.m. Central Time, for the following purposes:

            1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger dated March 20, 1997, between Reliance Financial, Inc. ("Reliance") and Allegiant (the "Merger Agreement") and the transactions contemplated thereby, pursuant to which Reliance will be merged (the "Merger") with and into Allegiant, in a transaction that would result in the business and operations of Reliance being continued through Allegiant, and whereby, upon the consummation of the Merger, each outstanding share of Reliance common stock, par value $.10, will be converted into the right to receive 1.6741 shares of Allegiant common stock, par value $.01 ("Allegiant Common Stock"), subject to adjustment as set forth in the accompanying Joint Proxy Statement/Prospectus which is incorporated by reference in this Notice.

            2. To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

            The record date for determining the shareholders entitled to receive notice of, and to vote at, the Special Meeting or any adjournments or postponements thereof has been fixed as of the close of business on
[   ], 1997.  On the record date, there were [                ] shares of
Allegiant Common Stock issued, outstanding and entitled to vote. Such shares were held by approximately [ ] holders. Each share will be entitled one vote on each matter submitted to a vote at the Special Meeting.

            THE AFFIRMATIVE VOTE OF THE HOLDERS OF AT LEAST TWO-THIRDS OF THE OUTSTANDING SHARES OF ALLEGIANT COMMON STOCK IS REQUIRED FOR APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. YOUR VOTE IS IMPORTANT.

            WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT IN THE ACCOMPANYING ENVELOPE. THE PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE VOTE AT THE SPECIAL MEETING BY FOLLOWING THE PROCEDURES SET FORTH IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS. FAILURE TO RETURN THE ENCLOSED PROXY CARD OR TO VOTE AT THE MEETING WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER.

                                        BY ORDER OF THE BOARD OF DIRECTORS

St. Louis, Missouri                     Marvin S. Wool
[            , 1997]                    Chairman and Chief Executive Officer

                     [RELIANCE FINANCIAL, INC. LETTERHEAD]

                                   July --, 1997

Dear Fellow Stockholder:

            The Board of Directors cordially invites you to attend the 1997 Annual Meeting of Stockholders of Reliance Financial, Inc. ("Reliance") to be
held at         :      p.m. Central Time, on                , 1997, at the
offices of Reliance, 8930 Gravois Avenue, St. Louis, Missouri 63123 (the "Annual Meeting"). At the Annual Meeting, you will be asked to consider and vote upon (i) a proposal to adopt the Agreement and Plan of Merger dated
March 20, 1997 (the "Merger Agreement") and the transactions contemplated thereby, pursuant to which Reliance will be merged with and into Allegiant Bancorp, Inc. ("Allegiant"), (ii) the election of two directors for a term of three years or until their successors shall have been duly elected and qualified and (iii) the ratification of the appointment of Michael Trokey & Company, P.C. as independent auditors for the fiscal year ending September 30, 1997.

            I have enclosed the following items relating to the Annual Meeting and the proposed merger:

            1.    Joint Proxy Statement/Prospectus;
            2.    Proxy card; and
            3. A pre-addressed return envelope to Reliance for the proxy card.

            The Joint Proxy Statement/Prospectus and related proxy materials set forth financial data and other important information relating to Reliance and Allegiant and describe the terms and conditions of the proposed merger and related transactions. Reliance's Board of Directors requests that you carefully review these materials before completing the enclosed proxy card or attending the Annual Meeting.

            THE BOARD OF DIRECTORS OF RELIANCE CAREFULLY CONSIDERED
AND ADOPTED THE TERMS OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AS BEING FAIR TO AND IN THE BEST INTEREST OF RELIANCE AND ITS STOCKHOLDERS. THE RELIANCE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE PROPOSAL TO ADOPT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. THE BOARD OF DIRECTORS
OF RELIANCE ALSO UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE PROPOSED SLATE OF DIRECTORS AND "FOR" THE RATIFICATION OF THE
INDEPENDENT AUDITORS.

            It is important that your shares be represented at the Annual Meeting, whether or not you plan to attend the Annual Meeting in person. ADOPTION OF THE MERGER AGREEMENT BY THE RELIANCE STOCKHOLDERS IS A
CONDITION TO THE CONSUMMATION OF THE MERGER. Please complete, date and sign the enclosed proxy card and return it to Reliance in the enclosed pre-addressed envelope, which requires no postage if mailed within the United States. If you later decide to attend the Annual Meeting and vote in person, or if you wish to revoke your proxy for any reason prior to the vote at the Annual Meeting, you may do so and your proxy will have no further effect.
You may revoke your proxy by delivering to the Secretary of Reliance a written notice of revocation or another proxy relating to the same shares bearing a later date than the proxy being revoked or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not in itself constitute a revocation of an earlier dated proxy.

            If you need assistance in completing your proxy card or if you have any questions about the Joint Proxy Statement/Prospectus, please call
(314) 631-7500 and ask for Investor Relations.

                                         Sincerely,

                                         John E. Bowman
                                         President and Chief Executive Officer

                           RELIANCE FINANCIAL, INC.
                             8930 GRAVOIS AVENUE
                          ST. LOUIS, MISSOURI  63123

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                                  TO BE HELD
                               [           , 1997]

                 TO THE STOCKHOLDERS OF RELIANCE FINANCIAL, INC.:

            Notice is hereby given that the 1997 Annual Meeting (the "Annual Meeting") of Stockholders of RELIANCE FINANCIAL, INC., a Delaware corporation ("Reliance"), will be held at the offices of Reliance, 8930 Gravois Avenue,
St. Louis, Missouri 63123 on [             , 1997], at [  :   p.m.] Central
Time, for the following purposes:

            1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger dated March 20, 1997, between Allegiant Bancorp, Inc. ("Allegiant") and Reliance (the "Merger Agreement") and the transactions contemplated thereby, pursuant to which Reliance will be merged (the "Merger") with and into Allegiant, in a transaction that would result in the business and operations of Reliance being continued through Allegiant, and whereby, upon the consummation of the Merger, each outstanding share of Reliance common stock, $.10 par value ("Reliance Common Stock"), will be converted into the right to receive 1.6741 shares of Allegiant common stock, $.01 par value ("Allegiant Common Stock"), subject to adjustment as set forth in the accompanying Joint Proxy Statement/Prospectus which is incorporated by reference in this Notice.

            2. To elect two directors for a term of three years or until their successors shall have been duly elected and qualified;

            3. To ratify the appointment of Michael Trokey & Company, P.C. as independent auditors for the fiscal year ending September 30, 1997; and

            4. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

            The record date for determining the stockholders entitled to receive notice of, and to vote at, the Annual Meeting or any adjournments or postponements thereof has been fixed as of the close of business on [
, 1997].  On the record date, there were [                ] shares of
Reliance Common Stock issued, outstanding and entitled to vote.  Such shares
were held by approximately [   ] holders.  Each share will be entitled to one
vote on each matter submitted to a vote at the Annual Meeting.

            WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT IN THE ACCOMPANYING ENVELOPE. THE PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE VOTE AT THE ANNUAL MEETING BY FOLLOWING THE PROCEDURES SET FORTH IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS. FAILURE TO RETURN THE ENCLOSED PROXY CARD OR TO VOTE AT THE ANNUAL MEETING WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER.

            PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES AT THIS TIME.   If
the Merger Agreement is adopted, you will be sent instructions regarding the procedures for exchanging your existing Reliance Common Stock certificates for new certificates representing shares of Allegiant Common Stock.


                                        BY ORDER OF THE BOARD OF DIRECTORS

St. Louis, Missouri                     Jeannette Larson
[            , 1997]                    Secretary

********************************************************************************
* Information contained herein is subject to completion or amendment. A        *
* registration statement relating to these securities has been filed with the  *
* Securities and Exchange Commission. These securities may not be sold nor may *
* offers to buy be accepted prior to the time the registration statement       *
* becomes effective. This prospectus shall not constitute an offer to sell or  *
* the solicitation of an offer to buy nor shall there be any sale of these     *
* securities in any State in which such offer, solicitation or sale would be   *
* unlawful prior to registration or qualification under the securities laws    *
* of any such State.                                                           *
********************************************************************************


               SUBJECT TO COMPLETION, DATED JULY 11, 1997


                          JOINT PROXY STATEMENT

    ALLEGIANT BANCORP, INC.                        RELIANCE FINANCIAL, INC.
SPECIAL MEETING OF SHAREHOLDERS                 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON [         , 1997]                 TO BE HELD ON [        , 1997]

                          -----------------------
                          ALLEGIANT BANCORP, INC.

                                PROSPECTUS
                          -----------------------


            This Prospectus of Allegiant Bancorp, Inc. ("Allegiant") relates to up to 784,650 shares of Common Stock, $.01 par value, of Allegiant (the "Allegiant Common Stock"), to be issued to the stockholders of Reliance Financial, Inc., a Delaware corporation ("Reliance"), upon consummation of the proposed merger (the "Merger") of Reliance with and into Allegiant. The Merger will be consummated pursuant to the terms of the Agreement and Plan of Merger dated March 20, 1997 (the "Merger Agreement"), between Allegiant and Reliance, upon the terms and subject to the conditions thereof. This Prospectus also serves as the Joint Proxy Statement of Allegiant and Reliance for use in connection with the solicitation of proxies by the Board of Directors of Allegiant (the "Allegiant Board") and the Board of Directors of Reliance (the "Reliance Board") to be used at the Special Meeting of Shareholders of Allegiant (the "Allegiant Special Meeting") and at the Annual Meeting of Stockholders of Reliance (the "Reliance Annual Meeting"), respectively, to approve and adopt, respectively, the Merger Agreement and the transactions contemplated thereby and, with respect to Reliance, the election of two directors for a term of three years and the ratification of Michael Trokey & Company, P.C. as Reliance's independent auditors for the fiscal year ending September 30, 1997.


            Upon consummation of the Merger, the business and operations of Reliance will be continued through Allegiant and each share of Reliance common stock, $.10 par value ("Reliance Common Stock"), will be converted into the right to receive 1.6741 shares of Allegiant Common Stock, subject to adjustment as set forth in the Merger Agreement. The fair market value of Allegiant Common Stock to be received pursuant to the Merger may fluctuate and at the consummation of the Merger may be more or less than the current fair market value of such shares. See "Terms of the Proposed Merger--General Description of the Merger." No fractional shares of Allegiant Common Stock will be issued in the Merger, but cash will be paid in lieu of such fractional shares. See "Terms of the Proposed Merger--Fractional Shares."

            The transaction is intended to qualify as a reorganization under the Internal Revenue Code of 1986, as amended (the "Code"). The Merger generally is intended to achieve certain tax-deferral benefits for federal income tax purposes for Reliance stockholders. See "Summary Information--Certain Federal Income Tax Consequences" and "Certain Federal Income Tax Consequences of the Merger."


            Allegiant Common Stock is traded on the Nasdaq National Market (the "Nasdaq") under the symbol "ALLE" and Reliance Common Stock is traded over-the-counter with quotes published by the National Quotation Bureau, Inc. Daily Quotation System under the symbol "RLFN." On July 10, 1997, the closing sale price for Allegiant Common Stock as reported on the Nasdaq was $17.00 per share and the last bid price for Reliance Common Stock as reported by the National Quotation Bureau, Inc. was $21.00 per share.


            This Joint Proxy Statement/Prospectus does not cover any resales of Allegiant Common Stock offered hereby to be received by any stockholder deemed to be an affiliate of Allegiant upon consummation of the Merger. No person is authorized to make use of this Joint Proxy Statement/Prospectus in connection with such resale, although such securities may be traded without the use of this Joint Proxy Statement/Prospectus by those stockholders of Reliance not deemed to be affiliates of Reliance or Allegiant.

(continued from previous page)

            This Joint Proxy Statement/Prospectus, the Notice of Special Meeting of Shareholders of Allegiant and the form of proxy were first mailed
to the shareholders of Allegiant on or about [                         ,
1997]. This Joint Proxy Statement/Prospectus, the Notice of Annual Meeting of Stockholders of Reliance and the form of proxy were first mailed to the
stockholders of Reliance on or about [                      , 1997].


           SEE "RISK FACTORS" ON PAGE 22 FOR A DISCUSSION OF
CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY THE STOCKHOLDERS OF
RELIANCE WITH RESPECT TO THE ALLEGIANT COMMON STOCK TO BE RECEIVED
IN THE MERGER.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


THE SHARES OF ALLEGIANT COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

The date of this Joint Proxy Statement/Prospectus is [            , 1997].

                           AVAILABLE INFORMATION

            Allegiant and Reliance are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by Allegiant and Reliance can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Suite 1300, Seven World Trade Center, New York, New York 10048 and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers (including Allegiant and Reliance) that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.

            Allegiant Common Stock is listed on the Nasdaq, and such reports, proxy statements and other information concerning Allegiant is available for inspection at 1735 K Street, N.W., Washington, D.C. 20006-1500. Reliance Common Stock is not listed on a national securities exchange or quoted on the Nasdaq.


            This Joint Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement on Form S-4 (File No. 333-26433) and exhibits thereto (the "Registration Statement") covering the securities offered hereby which has been filed by Allegiant with the Commission. As permitted by the rules and regulations of the Commission, this Joint Proxy Statement/Prospectus omits certain information contained or incorporated by reference in the Registration Statement. Statements contained in this Joint Proxy Statement/Prospectus provide a summary of the contents of certain contracts or other documents referenced herein but are not necessarily complete and in each instance reference is made to the copy of each such contract or other document filed as an exhibit to the Registration Statement. For such further information, reference is made to the Registration Statement.


            All information contained in this Joint Proxy Statement/Prospectus with respect to Allegiant has been supplied by Allegiant, and all information with respect to Reliance has been supplied by Reliance.

            Any statements contained in this Joint Proxy Statement/Prospectus involving matters of opinion, whether or not expressly so stated, are intended as such and not as representations of fact.

           NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS JOINT PROXY STATEMENT/ PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED
BY ALLEGIANT OR RELIANCE. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF ALLEGIANT COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES PURSUANT HERETO SHALL IMPLY OR CREATE
AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF ALLEGIANT OR RELIANCE OR ANY OF THEIR SUBSIDIARIES OR IN THE INFORMATION SET FORTH HEREIN SUBSEQUENT TO THE DATE HEREOF.

                                          TABLE OF CONTENTS
                                                                                                      Page
                                                                                                      ----
AVAILABLE INFORMATION                                                                                   3

SUMMARY INFORMATION                                                                                     9
      Business of Allegiant                                                                             9
      Recent Developments                                                                               9
      Business of Reliance                                                                              9
      The Proposed Merger                                                                              10
      Other Agreements                                                                                 11
      Interests of Certain Persons in the Merger                                                       11
      Special Meeting of Allegiant Shareholders                                                        12
      Annual Meeting of Reliance Stockholders                                                          13
      Reasons for the Merger                                                                           14
      Opinion of Financial Advisor to Allegiant                                                        14
      Opinion of Financial Advisor to Reliance                                                         14
      Fractional Shares                                                                                14
      Expenses                                                                                         15
      Waiver and Amendment; Termination                                                                15
      Certain Federal Income Tax Consequences                                                          15
      Regulatory Approvals                                                                             15
      Accounting Treatment                                                                             16
      Covenants Pending Closing                                                                        16

Appraisal Rights                                                                                       16
      Markets, Market Prices and Dividend Information                                                  17
      Comparative Unaudited Per Share Data                                                             18
      Summary Financial Data                                                                           19

RISK FACTORS                                                                                           22
      Regulatory Risk                                                                                  22
      Credit Risk                                                                                      22
      Exposure to Local Economic Conditions                                                            22
      Interest Rate Risk                                                                               23
      Deposit Mix                                                                                      23
      No Assurance of Future Growth                                                                    23
      First Acquisition                                                                                23
      Risks of the Branch Acquisition                                                                  23
      Competition                                                                                      24
      Control by Management                                                                            24
      No Assurance of Cash or Stock Dividends                                                          24
      Reliance on Management                                                                           24
      Shares Eligible for Future Resale                                                                24
      Market for Allegiant Common Stock                                                                25
      Stock Not an Insured Deposit                                                                     25

THE ALLEGIANT SPECIAL MEETING                                                                          26
      General                                                                                          26
      Date, Time and Place                                                                             26
      Allegiant Record Date; Vote Required                                                             26
      Voting and Revocation of Proxies                                                                 26
      Solicitation of Proxies                                                                          27


                                    - 4 -

                                                                                                      Page
                                                                                                      ----
THE RELIANCE ANNUAL MEETING                                                                            28
      General                                                                                          28
      Date, Time and Place                                                                             28
      Reliance Record Date; Vote Required                                                              28
      Voting and Revocation of Proxies                                                                 29
      Solicitation of Proxies                                                                          29

TERMS OF THE PROPOSED MERGER                                                                           30
      General Description of the Merger                                                                30
      Other Agreements                                                                                 31
      Interests of Certain Persons in the Merger                                                       33
      Background of and Reasons for the Merger; Board Recommendations                                  35
      Opinion of Financial Advisor to Allegiant                                                        39
      Opinion of Financial Advisor to Reliance                                                         42
      Conditions of the Merger                                                                         46
      Representations and Warranties                                                                   49
      Termination, Waiver and Amendment of the Merger Agreement                                        49
      Indemnification                                                                                  50
      Closing Date                                                                                     50
      Surrender of Reliance Stock Certificates and Receipt of Allegiant Common Stock                   51
      Fractional Shares                                                                                51
      Regulatory Approvals                                                                             51
      Business Pending the Merger                                                                      52
      Accounting Treatment                                                                             55
      Effect on Stock Option and Employee Benefit Plans                                                55

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER                                                  56

APPRAISAL RIGHTS OF STOCKHOLDERS OF RELIANCE                                                           58

COMPARATIVE UNAUDITED PER SHARE DATA                                                                   61

INFORMATION REGARDING ALLEGIANT                                                                        62
      General                                                                                          62
      The Bank                                                                                         62
      Marketing                                                                                        62
      Products and Services                                                                            63
      Market Area                                                                                      63
      Competition                                                                                      63
      Employees                                                                                        64
      Effect of Governmental Policy                                                                    64
      Description of Property                                                                          64
      Legal Proceedings                                                                                65
      Management's Discussion and Analysis of Financial Condition and Results of Operations            66
      Financial Condition                                                                              74
      Asset/Liability Management                                                                       75
      Risk Management                                                                                  76
      Loans                                                                                            77
      Investments                                                                                      80
      Asset Quality                                                                                    81


                                    - 5 -

                                                                                                      Page
                                                                                                      ----
      Liquidity and Capital Resource Management                                                        84
      Deposits                                                                                         84
      Liquidity Management                                                                             85
      Capital Resources                                                                                87
      Directors and Executive Officers of Allegiant                                                    89
      Certain Relationships and Related Transactions                                                   89
      Security Ownership of Management                                                                 90
      Compensation of Executive Officers                                                               92

THE BRANCH ACQUISITION                                                                                 94
      General                                                                                          94
      Reasons for the Branch Acquisition                                                               94
      Description of the Branch Acquisition                                                            95
      Roosevelt Closing                                                                                96
      Regulatory Approvals                                                                             97
      Roosevelt Branch Employees                                                                       98
      Accounting Treatment                                                                             98
      Unaudited Pro Forma Financial Information                                                        98
      Impact of the Branch Acquisition on Operating Performance                                       101

INFORMATION REGARDING RELIANCE                                                                        104
      Reliance Financial, Inc.                                                                        104
      Reliance Federal Savings and Loan Association of St. Louis County                               104
      Market Area and Competition                                                                     105
      Lending Activities                                                                              105
      Delinquencies and Classified Assets                                                             112
      Delinquent Loans and Troubled Assets                                                            113
      Investment Activities                                                                           116
      Investment Portfolio Maturities                                                                 119
      Sources of Funds                                                                                119
      Personnel                                                                                       123
      Executive Officers of Reliance                                                                  123
      Properties                                                                                      124
      Legal Proceedings                                                                               124
      Selected Consolidated Financial and Other Data                                                  124
      Management's Discussion and Analysis of Financial Condition and Results of Operations           126
      Asset/Liability Management                                                                      126
      Average Balances, Interest and Average Yields and Rates                                         127
      Rate/Volume Analysis                                                                            128
      Liquidity and Capital Resources                                                                 128
      Financial Condition                                                                             129
      Results of Operations (Comparison of the Year Ended September 30, 1996 to the Year
           Ended September 30, 1995)                                                                  129
      Comparison of the Year Ended September 30, 1995 to the Year Ended September 30, 1994            131
      Liquidity And Capital Resources                                                                 134
      Impact of Recent Accounting Pronouncements                                                      135
      Section 16(a) Beneficial Ownership Reporting Compliance                                         136
      Meetings and Committees of the Board of Directors                                               136
      Employment and Severance Arrangements                                                           137


                                    - 6 -

                                                                                                      Page
                                                                                                      ----
      Directors' Compensation                                                                         137
      Compensation Committee Interlocks and Insider Participation                                     138
      Report of the Compensation Committee on Executive Compensation                                  138
      Executive Compensation                                                                          139
      Benefits                                                                                        140
      Security Ownership of Certain Beneficial Holders                                                142
      Certain Transactions                                                                            143
      Performance Graph                                                                               143

ELECTION OF RELIANCE DIRECTORS                                                                        144

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS OF RELIANCE                                       145

DESCRIPTION OF ALLEGIANT COMMON STOCK                                                                 145
      Restrictions on Resale of Allegiant Common Stock by Affiliates                                  146
      Comparison of the Rights of Shareholders of Allegiant and Stockholders of Reliance              147

SUPERVISION AND REGULATION                                                                            150
      General                                                                                         150
      Certain Transactions with Affiliates                                                            150
      Payment of Dividends                                                                            151
      Capital Adequacy                                                                                151
      Support of Subsidiary Bank                                                                      151
      Federal Regulation of Savings Institutions                                                      152
      FIRREA and FDICIA                                                                               155
      Depositor Preference Statute                                                                    156
      FDIC Insurance Assessments                                                                      156
      Federal Home Loan Bank System                                                                   157

RELATIONSHIP WITH INDEPENDENT ACCOUNTANTS                                                             158

LEGAL MATTERS                                                                                         158

EXPERTS                                                                                               158

OTHER MATTERS                                                                                         159

SHAREHOLDER PROPOSALS                                                                                 159

CONSOLIDATED FINANCIAL STATEMENTS                                                                     160


ANNEXES

Annex A  --    Opinion of Stifel, Nicolaus & Company, Incorporated                                    A-1

Annex B  --    Opinion of RP Financial, LC.                                                           B-1

Annex C  --    Appraisal Rights Provisions of the General Corporation Law of the State
               of Delaware                                                                            C-1


                                    - 7 -

                                                                                                      Page
                                                                                                      ----
Annex D  --    Quarterly Report on Form 10-QSB of Allegiant Bancorp, Inc. for
               the Quarter Ended March 31, 1997                                                       D-1

Annex E  --    Quarterly Report on Form 10-Q of Reliance Financial, Inc. for the
               Quarter Ended March 31, 1997                                                           E-1

                            SUMMARY INFORMATION


            The following is a summary of the important terms of the proposed Merger and related information discussed elsewhere in this Joint Proxy Statement/Prospectus but does not purport to be complete and is qualified in its entirety by reference to the more detailed information that appears elsewhere in this Joint Proxy Statement/Prospectus and the documents incorporated by reference herein. Shareholders of Allegiant and stockholders of Reliance are urged to read this Joint Proxy Statement/Prospectus in its entirety.


BUSINESS OF ALLEGIANT


            Allegiant is a bank holding company that owns all of the capital stock of Allegiant Bank, a Missouri state-chartered bank (the "Bank"). The Bank provides personal and commercial banking and related financial services from eight locations in the St. Louis Standard Metropolitan Statistical Area ("St. Louis SMSA"), the 16th largest metropolitan area in the United States, and two locations in Northeast Missouri. Allegiant Mortgage Company (the "Mortgage Company"), a wholly-owned subsidiary of the Bank, offers residential loans primarily to customers in the St. Louis SMSA. Edge Mortgage Services, Inc. ("Edge"), a recently organized subsidiary of Allegiant, offers residential loans to customers in the St. Louis SMSA who do not qualify under standard mortgage loan criteria. As of March 31, 1997, Allegiant reported, on a consolidated basis, total assets of $390.1 million, total deposits of $310.8 million, total loans of $314.3 million and shareholders' equity of $22.1 million.


            Allegiant was organized in May 1989 and acquired Allegiant State Bank at that time. Allegiant acquired Allegiant Bank in 1990. Effective January 1995, Allegiant State Bank merged into Allegiant Bank. Unless the context indicates otherwise, references herein to "Allegiant" refer to Allegiant Bancorp, Inc. and its subsidiaries.

            The address of Allegiant's principal executive offices is 7801 Forsyth Boulevard, St. Louis, Missouri 63105 and its telephone number is (314) 726-5000.

RECENT DEVELOPMENTS


            In March 1997, Allegiant completed a rights offering in which it raised net proceeds of approximately $5.2 million and issued 567,750 shares of Allegiant Common Stock to existing shareholders at a price of $9.375 per share.

            On May 8, 1997, Allegiant entered into two substantially similar Deposit Transfer and Asset Purchase Agreements (collectively, the "Roosevelt Agreements") with Roosevelt Bank, a federal stock savings bank and wholly-owned subsidiary of Roosevelt Financial Group, Inc. ("Roosevelt Financial"), to purchase Roosevelt Bank's branch offices in Warrenton, Missouri ("Warrenton") and Union, Missouri ("Union")(collectively, the "Roosevelt Branches"). The acquisition, which is subject to appropriate regulatory approvals, includes the branch buildings and the safe deposit and deposit relationships and certain loans. For a discussion of the anticipated effect of the acquisition see "The Branch Acquisition."



BUSINESS OF RELIANCE


            Reliance is a Delaware corporation that was organized in December 1994. On April 7, 1995, Reliance acquired all of the capital stock of Reliance Federal Savings and Loan Association of St. Louis County ("RFSLA"), and sold 430,000 shares of Reliance Common Stock in a subscription and community offering for a purchase price of $10.00 per share (the "Offering"). Net proceeds from the Offering were $3.6 million. Reliance retained 50% of the net Offering proceeds, used a portion of the proceeds to originate a loan to RFSLA's Employee Stock Ownership Plan (the "ESOP") and used the balance of the net proceeds to purchase all of the common stock of RFSLA. Immediately following the Offering, the only significant assets of Reliance were the common stock of RFSLA, the loan to the ESOP and $1.6 million in cash, cash equivalents and certificates of deposit. Reliance is registered as a savings and loan holding company with the Office of Thrift Supervision (the "OTS"). As of March 31, 1997, Reliance reported, on a consolidated basis, total assets of $31.0 million, total deposits of $23.6 million, total loans of $19.9 million and stockholders' equity of $6.8 million.


            The address of Reliance's principal executive offices is 8930 Gravois Avenue, St. Louis, Missouri 63123 and its telephone number is (314) 631-7500.

THE PROPOSED MERGER


            Subject to the satisfaction of the terms and conditions set forth in the Merger Agreement described below, Reliance will be merged with and into Allegiant. Upon consummation of the Merger, Reliance's corporate existence will terminate and Allegiant will continue as the surviving entity. RFSLA, however, will continue to operate as a wholly-owned subsidiary of Allegiant. Simultaneously with the effectiveness of the Merger and subject to the terms, conditions and procedures set forth in the Merger Agreement, each share of Reliance Common Stock will be converted into the right to receive 1.6741 shares of Allegiant Common Stock, subject to adjustment as set forth in the Merger Agreement (the "Exchange Ratio;" the consideration to be received by the stockholders of Reliance in the Merger shall hereinafter be referred to as the "Merger Consideration"). In the event the Average Allegiant Price (as hereinafter defined) exceeds $14.50, the Exchange Ratio will be calculated by multiplying 1.6741 by a fraction, the numerator of which is $14.50 and the denominator of which is the Average Allegiant Price. The Average Allegiant Price shall be the average of the daily averages of the high and low transaction prices of Allegiant Common Stock, as reported in The Wall Street Journal, Midwest Edition, for the twenty (20) trading days on which trades are reported, immediately prior to the second business day immediately prior to the Closing Date. No fractional shares of Allegiant Common Stock will be issued in the Merger, but cash will be paid in lieu of such fractional shares. Such consideration is also subject to certain anti-dilution protections but is not adjustable based upon the operating results, financial condition or other factors affecting either Allegiant or Reliance prior to the consummation of the Merger. The fair market value of Allegiant Common Stock to be received pursuant to the Merger may fluctuate and at the consummation of the Merger may be more or less than the current fair market value of such shares.

            Based on the assumption that the Average Allegiant Price was equal to the last reported sale price of Allegiant Common Stock on the Nasdaq on July 11, 1997 ($17.00), each share of Reliance Common Stock would have been converted into shares of Allegiant Common Stock with a value of approximately $24.27. The last reported bid price of Reliance Common Stock on that date was $21.00 per share. As of March 20, 1997, the last trading day preceding public announcement of the proposed merger, the last reported sale price for Allegiant Common Stock was $12.50 and the last reported bid price of Reliance Common Stock was $15.75.

            The Merger Agreement provides that the consummation of the Merger is subject to certain terms and conditions, including the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Reliance Common Stock, the approval of the Merger Agreement by the holders of at least two-thirds of the outstanding shares of Allegiant Common Stock, the receipt of the requisite regulatory approvals and an opinion of counsel for Allegiant regarding certain federal income tax aspects of the transaction. For a discussion of each of the conditions to the Merger, see "Terms of the Proposed Merger--Conditions of the Merger." The Merger will be consummated and become effective (the "Effective Time") upon the later of: (i) the issuance of the certificate of merger by the Office of the Secretary of State of the State of Missouri; and (ii) the filing of a certificate of merger with the Office of the Secretary of State of the State of Delaware.

            The closing (the "Closing") of the Merger will take place at 10:00 a.m. Central Time, on the date that the Effective Time occurs at the offices of Thompson Coburn, St. Louis, Missouri, or at such other time and place as Allegiant and Reliance agree (the "Closing Date"). The Merger Agreement may be terminated at any time prior to the Closing Date by the mutual consent of the parties or, unilaterally, by either party upon the occurrence of certain events or if the Merger is not consummated by December 31, 1997. See "Terms of the Proposed Merger--Conditions of the Merger" and "--Termination, Waiver and Amendment of the Merger Agreement."

OTHER AGREEMENTS

            In addition to and contemporaneously with the Merger Agreement, Allegiant and Reliance executed a Stock Option Agreement (the "Option Agreement"), and Allegiant and each of the directors of Reliance and Reliance and each of the directors of Allegiant executed separate Voting Agreements (the "Voting Agreements"). The following is a summary of the material terms of the Option Agreement and the Voting Agreements.

            Option Agreement. Pursuant to the Option Agreement, Reliance issued to Allegiant an option (the "Option") to purchase up to 46,775 shares of Reliance Common Stock at a price of $16.00 per share (the "Option Price"). The Option is exercisable upon the occurrence of certain events generally relating to the failure of Reliance to consummate the Merger because of a material change or potential material change in the ownership of Reliance, all as set forth in the Option Agreement. None of such events has occurred as of the date hereof. Reliance granted the Option as a condition of and in consideration for Allegiant's entering into the Merger Agreement. The Option is intended to increase the likelihood that the Merger will be consummated in accordance with the terms of the Merger Agreement. Consequently, the Option may have the effect of discouraging a person who might now or prior to the consummation of the Merger consider or propose the acquisition of Reliance (or a significant interest in Reliance), even if such person were prepared to pay a higher price per share for Reliance Common Stock than the price per share implicit in the Merger Consideration. In the event Allegiant acquires shares of Reliance Common Stock pursuant to the Option, it could vote those shares in the election of Reliance directors and other matters requiring a stockholder vote, thereby potentially having a material impact on the outcome of such matters. For additional information regarding the Option Agreement, see "Terms of the Proposed Merger--Other Agreements--Option Agreement."

            Voting Agreements. Pursuant to the Voting Agreements each director agreed that he or she will vote all of the shares of Reliance Common Stock or the shares of Allegiant Common Stock, as the case may be, then owned or subsequently acquired in favor of the approval of the Merger Agreement at their Annual or Special Meeting, as the case may be. In addition, until the earlier to occur of the Effective Time, the termination of the Voting Agreement or the termination of the Merger Agreement, each such Reliance director further agreed that he or she will not vote any such shares in favor of the approval of any other competing acquisition proposal involving Reliance and a third party. Each such director also agreed that he or she will not transfer shares of Reliance Common Stock or the shares of Allegiant Common Stock, as the case may be, unless, prior to such transfer, the transferee executes an agreement in substantially the same form as the Voting Agreement. As of the Record Date (as defined below), the directors of Allegiant who
signed Voting Agreements owned beneficially an aggregate of [         ]
shares of Allegiant Common Stock, or approximately [ . %] of the issued and outstanding shares. As of the Record Date, the directors of Reliance who
signed Voting Agreements owned beneficially an aggregate of [         ]
shares of Reliance Common Stock, or approximately [ . %] of the issued and outstanding shares.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

            Certain members of Reliance's management and the Reliance Board of Directors may be deemed to have interests in the Merger in addition to their interests as Reliance stockholders generally.

These interests include, among other things: (i) the accelerated vesting of all awards under the Reliance Financial, Inc. 1996 Recognition and Retention Plan;
(ii) the conversion of Reliance employee stock options into the right to purchase Allegiant Common Stock; (iii) the extension of the period in which such options may be exercised; (iv) the payment of separation benefits under certain employment agreements; (v) the continuation of the members of the Board of Directors of RFSLA in such capacity following consummation of the Merger; and
(vi) provisions in the Merger Agreement relating to indemnification, directors' and officers' liability insurance and certain other benefits. See "Terms of the Proposed Merger -- Interests of Certain Persons in the Merger."

SPECIAL MEETING OF ALLEGIANT SHAREHOLDERS


            The Allegiant Special Meeting will be held on [              ,
1997], at [ :   p.m.] Central Time, at the offices of Dash Multi-Corp, Inc.,
2500 Adie Road, Maryland Heights, Missouri 63043. Approval by the Allegiant shareholders of the Merger Agreement requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Allegiant Common Stock. Only holders of record of Allegiant Common Stock at the close of
business on [          ], 1997 (the "Allegiant Record Date") will be entitled
to notice of, and to vote at, the Allegiant Special Meeting.  At such date,
there were [           ] shares of Allegiant Common Stock outstanding.
Each share of Allegiant Common Stock is entitled to one vote on each matter submitted to a vote at the Allegiant Special Meeting.


            At the Allegiant Special Meeting, holders of shares of Allegiant Common Stock will vote on approval of the Merger Agreement and the transactions contemplated thereby (the "Allegiant Proposal"), including the merger of Reliance with and into Allegiant. The Allegiant Board unanimously recommends that Allegiant shareholders vote "FOR" the Allegiant Proposal. Allegiant shareholders may also consider and vote upon such other matters as are properly brought before the Allegiant Special Meeting, including proposals to adjourn the Allegiant Special Meeting to permit further solicitation of proxies by the Allegiant Board in the event that there are not sufficient votes to approve any proposal at the time of the Allegiant Special Meeting; provided, however, that any proxy which is voted against the Allegiant Proposal will not be voted in favor of adjournment to solicit further proxies for such proposal.

            As of the Allegiant Record Date, directors and executive officers of Allegiant and their affiliates owned beneficially, or controlled the voting
of, an aggregate of [           ] shares of Allegiant Common Stock, or
approximately [ . %] of the shares entitled to vote at the Allegiant Special Meeting. All of Allegiant's directors and executive officers have indicated their intention to vote their shares for the approval of the Merger Agreement. Additionally, each of the directors of Allegiant, pursuant to the terms of his or her respective Voting Agreement, has committed to vote his or her shares of Allegiant Common Stock for the approval of the Merger Agreement. As of the Allegiant Record Date, such persons who had executed Voting Agreements or otherwise indicated they would vote for approval of the Merger Agreement owned
beneficially an aggregate of [                        ] shares of Allegiant
Common Stock, or approximately [  .  %] of the issued and outstanding shares.

            Any proxy given pursuant to this solicitation or otherwise may be revoked by the person giving it at any time before it is voted either by delivering to the Secretary of Allegiant at 7801 Forsyth Boulevard, St. Louis, Missouri 63105 on or before the taking of the vote at the Allegiant Special Meeting, a written notice of revocation bearing a later date than the date of the proxy or a later dated proxy relating to the same shares, or by attending the Allegiant Special Meeting and voting in person. Attendance at the Allegiant Special Meeting will not in itself constitute the revocation of a proxy. Moreover, if you are a shareholder whose shares are not registered in your name, you will need appropriate documentation from your record holder to vote personally at the Allegiant Special Meeting.

            THE ALLEGIANT BOARD CAREFULLY CONSIDERED AND UNANIMOUSLY APPROVED THE TERMS OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AS BEING FAIR TO AND IN THE BEST INTEREST OF

ALLEGIANT AND ITS SHAREHOLDERS. THE ALLEGIANT BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE PROPOSAL TO APPROVE THE MERGER AGREEMENT.

ANNUAL MEETING OF RELIANCE STOCKHOLDERS

            The Reliance Annual Meeting will be held on [              ,
1997], at [ :   a.m.] Central Time, at the offices of Reliance, 8930 Gravois
Avenue, St. Louis, Missouri 63123. Adoption by the Reliance stockholders of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Reliance Common Stock. Only holders of
record of Reliance Common Stock at the close of business on [                ,
1997] (the "Reliance Record Date") will be entitled to notice of, and to vote
at, the Reliance Annual Meeting.  At such date, there were [                ]
shares of Reliance Common Stock outstanding. Each share of Reliance Common Stock is entitled to one vote on each matter submitted to a vote at the Reliance Annual Meeting.


            At the Reliance Annual Meeting, holders of shares of Reliance Common Stock will vote on the following proposals (the "Reliance Proposals"):
(i) the adoption of the Merger Agreement and the transactions contemplated thereby, including the merger of Reliance with and into Allegiant; (ii) the election of two directors for a term of three years or until their successors shall have been duly elected and qualified; and (iii) the ratification of the appointment of Michael Trokey & Company, P.C. as independent auditors for the fiscal year ending September 30, 1997. The Reliance Board unanimously recommends that Reliance stockholders vote "FOR" each of the Reliance Proposals. Reliance stockholders may also consider and vote upon such other matters as are properly brought before the Reliance Annual Meeting, including proposals to adjourn the Reliance Annual Meeting to permit further solicitation of proxies by the Reliance Board in the event that there are not sufficient votes to approve any proposal at the time of the Reliance Annual Meeting; provided, however, that any proxy which is voted against any of the Reliance Proposals will not be voted in favor of adjournment to solicit further proxies for such proposal.


            As of the Reliance Record Date, directors and executive officers of Reliance and their affiliates owned beneficially, or controlled the voting
of, an aggregate of [           ] shares of Reliance Common Stock, or
approximately [ . %] of the shares entitled to vote at the Reliance Annual Meeting. All of Reliance's directors and executive officers have indicated their intention to vote their shares for each of the Reliance Proposals. Additionally, each of the directors of Reliance, pursuant to the terms of his or her respective Voting Agreement, has committed to vote his or her shares of Reliance Common Stock for the adoption of the Merger Agreement. As of the Reliance Record Date, such persons who had executed Voting Agreements or otherwise indicated they would vote for adoption of the Merger Agreement owned
beneficially an aggregate of [                        ] shares of Reliance
Common Stock, or approximately [  .  %] of the issued and outstanding shares.

            Any proxy given pursuant to this solicitation or otherwise may be revoked by the person giving it at any time before it is voted either by delivering to the Secretary of Reliance at 8930 Gravois Avenue, St. Louis, Missouri 63123 on or before the taking of the vote at the Reliance Annual Meeting, a written notice of revocation bearing a later date than the date of the proxy or a later dated proxy relating to the same shares, or by attending the Reliance Annual Meeting and voting in person. Attendance at the Reliance Annual Meeting will not in itself constitute the revocation of a proxy. Moreover, if you are a stockholder whose shares are not registered in your name, you will need appropriate documentation from your record holder to vote personally at the Reliance Annual Meeting.


            THE RELIANCE BOARD CAREFULLY CONSIDERED AND UNANIMOUSLY ADOPTED THE TERMS OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AS BEING FAIR TO AND IN THE BEST INTEREST OF RELIANCE AND ITS STOCKHOLDERS. THE RELIANCE BOARD UNANIMOUSLY RECOMMENDS THAT

STOCKHOLDERS VOTE "FOR" THE PROPOSAL TO ADOPT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. THE RELIANCE BOARD ALSO UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE PROPOSED SLATE OF DIRECTORS AND "FOR" THE RATIFICATION OF MICHAEL TROKEY & COMPANY, P.C. AS RELIANCE'S INDEPENDENT AUDITORS.


REASONS FOR THE MERGER

            Reliance. The Reliance Board believes that the Merger is fair to and in the best interests of Reliance and its stockholders. In reaching the decision to recommend the adoption of the Merger Agreement to the stockholders, the Reliance Board, without assigning any relative or specific weights, considered a number of factors. For a discussion of such factors, see "Terms of the Proposed Merger--Background of and Reasons for the Merger; Board Recommendations."

            Allegiant. The Allegiant Board believes that the Merger will enable Allegiant to (i) increase its presence in the St. Louis SMSA through the acquisition of an established financial institution and (ii) enhance Allegiant's ability to compete in the increasingly competitive banking and financial services industry. See "Terms of the Proposed Merger--Background of and Reasons for the Merger; Board Recommendations."

OPINION OF FINANCIAL ADVISOR TO ALLEGIANT


            On March 20, 1997, Stifel, Nicolaus & Company, Incorporated ("Stifel"), Allegiant's financial advisor, rendered to the Allegiant Board its oral opinion, which was subsequently confirmed by a written opinion dated as of the date of this Joint Proxy Statement/Prospectus, to the effect that, as of the date of each such opinion, the consideration to be paid to the holders of Reliance Common Stock in the Merger was fair to Allegiant from a financial point of view. Attached to this Joint Proxy Statement/Prospectus as Annex A
                                                                     -------
is a copy of the opinion of Stifel, dated [           , 1997], setting forth
the procedures followed, assumptions made, matters considered and qualifications and limitations of the review undertaken by Stifel in connection with rendering its opinion. Holders of Allegiant Common Stock are urged to read Stifel's opinion in its entirety. See "Terms of the Proposed Merger--Background of and Reasons for the Merger; Board Recommendations" and "--Opinion of Financial Advisor to Allegiant."


OPINION OF FINANCIAL ADVISOR TO RELIANCE


            On March 20, 1997, RP Financial, LC. ("RP Financial"), Reliance's financial advisor, rendered to the Reliance Board its oral and written opinion, which was subsequently confirmed by a written opinion dated as of the date of this Joint Proxy Statement/Prospectus, to the effect that, as of the date of each such opinion, the consideration to be received by the holders of Reliance Common Stock in the Merger was fair to the stockholders of Reliance from a financial point of view. Attached to this Joint Proxy Statement/Prospectus as Annex B is a copy of the opinion of RP Financial,
                        -------
dated [           , 1997], setting forth the procedures followed, assumptions made, matters considered and qualifications and limitations of the review undertaken by RP Financial in connection with rendering its opinion. Holders of Reliance Common Stock are urged to read RP Financial's opinion in its entirety. See "Terms of the Proposed Merger--Background of and Reasons for the Merger; Board Recommendations" and "--Opinion of Financial Advisor to Reliance."


FRACTIONAL SHARES

            No fractional shares of Allegiant Common Stock will be issued to the stockholders of Reliance in connection with the Merger. Each holder of Reliance Common Stock who otherwise would have been entitled to receive a fraction of a share of Allegiant Common Stock will receive in lieu thereof cash, without interest, in an amount equal to the holder's fractional share interest multiplied by the closing stock price of Allegiant Common Stock on the Nasdaq as reported in The Wall Street Journal on the Closing Date. Cash received by Reliance stockholders in lieu of fractional shares may give rise to taxable income. See "Certain Federal Income Tax Consequences of the Merger."

EXPENSES

            All expenses incurred by or on behalf of the parties in connection with the Merger Agreement and the transactions contemplated thereby shall be borne by the party incurring the same, except that printing and mailing expenses will be paid by Allegiant.

WAIVER AND AMENDMENT; TERMINATION

            Any provision of the Merger Agreement, including, without limitation, the conditions to the consummation of the Merger and the restrictions described under the caption "Terms of the Proposed
Merger--Business Pending the Merger," may be (i) waived in writing at any time by the party that is, or whose shareholders or stockholders, as the case may be, are, entitled to the benefits thereof or (ii) amended at any time by written agreement of the parties approved by or on behalf of their respective Boards of Directors, whether before or after the Allegiant Special Meeting or the Reliance Annual Meeting; provided, however, that after adoption of the Merger Agreement by the stockholders of Reliance at the Reliance Annual Meeting no such modification may (a) alter or change the amount or kind of the consideration to be received by the Reliance stockholders in the Merger, (b) adversely affect any representation, warranty or covenant of Allegiant contained in the Merger Agreement, (c) adversely affect the tax treatment to the Reliance stockholders as a result of receiving shares of Allegiant Common Stock in the Merger, (d) otherwise adversely affect the rights of Reliance or any stockholders of Reliance under the Merger Agreement or (e) impede or delay receipt of any approvals required for consummation of the Merger or the consummation of the transactions contemplated by the Merger Agreement.

            The Merger Agreement may be terminated by mutual agreement of the Allegiant Board and the Reliance Board. The Merger Agreement may also be terminated by the Board of Directors of either Allegiant or Reliance if certain conditions set forth in the Merger Agreement are not met.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

            Thompson Coburn, Allegiant's legal counsel, has delivered its opinion to the effect that, assuming the Merger occurs in accordance with the Merger Agreement and conditioned on the accuracy of certain representations made by Allegiant, Reliance and certain stockholders of Reliance, the Merger will constitute a "reorganization" for federal income tax purposes and that, accordingly, no gain or loss will be recognized by Reliance stockholders who exchange their shares of Reliance Common Stock solely for shares of Allegiant Common Stock in the Merger. However, cash received in lieu of fractional shares may give rise to taxable income. Reliance stockholders who dissent and receive cash in exchange for all of their Reliance Common Stock may recognize taxable income, but not in excess of the amount of cash received. EACH RELIANCE STOCKHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX
ADVISOR TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE MERGER
TO SUCH STOCKHOLDER, INCLUDING THE APPLICABILITY OF VARIOUS STATE,
LOCAL AND FOREIGN TAX LAWS. See "Certain Federal Income Tax Consequences of the Merger."

REGULATORY APPROVALS


            The Merger is subject to prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and the acquisition by Allegiant of control of RFSLA is subject to prior approval of the OTS (the Federal Reserve Board and the OTS are collectively referred to herein as the "Regulatory Authorities"). The Federal Reserve Board and the OTS granted their approvals of the Merger on June 12, 1997 and June 2, 1997, respectively. See "Terms of the Proposed Merger--Regulatory Approvals" and "Supervision and Regulation."


ACCOUNTING TREATMENT

            It is intended that the Merger will be accounted for under the purchase method of accounting. See "Terms of the Proposed Merger--Accounting Treatment."

COVENANTS PENDING CLOSING

            Each of Allegiant and Reliance has agreed to certain covenants with respect to the conduct of its business and other matters pending the closing of the Merger. See "The Merger--Business Pending the Merger."

EFFECTS OF THE MERGER ON RELIANCE STOCKHOLDERS


            As a result of the Merger, holders of Reliance Common Stock who receive shares of Allegiant Common Stock in the Merger will become shareholders of Allegiant. The law applicable to, and the corporate charters and bylaws of, Allegiant and Reliance are similar. See "Comparison of the Rights of Shareholders of Allegiant and Stockholders of Reliance."


APPRAISAL RIGHTS

            Under the Delaware General Corporation Law (the "DGCL") each holder of Reliance Common Stock may, in lieu of receiving shares of Allegiant Common Stock in the Merger, seek appraisal of the fair value of his or her shares and, if the Merger is consummated, receive payment of such fair value in cash by following certain procedures set forth in Section 262 of the DGCL, the text of which is attached hereto as Annex C. Failure to follow such
                                        -------
procedures may result in a loss of such stockholder's appraisal rights. Any Reliance stockholder returning a blank executed proxy card will be deemed to have adopted the Merger Agreement, thereby waiving any such appraisal rights. See "Appraisal Rights of Stockholders of Reliance."

MARKETS, MARKET PRICES AND DIVIDEND INFORMATION

            Allegiant Common Stock has been traded on the Nasdaq under the symbol "ALLE" since May 15, 1996. From September 30, 1995 to such date Allegiant Common Stock was traded on the Nasdaq Small Cap Market. The closing per share sale price reported for Allegiant Common Stock on March 20, 1997, the last trading date preceding the public announcement of the Merger, was $12.50. All Allegiant data reflect a three-for-two stock split (in the form of a stock dividend) in January 1995, a 10% stock dividend in January 1996 and a 10% stock dividend in January 1997. As of March 31, 1997, Allegiant had 2,842,989 shares of Allegiant Common Stock issued and outstanding and approximately 795 shareholders of record.

            Reliance Common Stock is traded over-the-counter through the National Daily Quotation System published by the National Quotation Bureau, Inc. under the symbol "RLFN." The closing per share sale price reported for Reliance Common Stock on March 20, 1997, the last trading date preceding the public announcement of the Merger, was $15.75. As of April 30, 1997, Reliance had 425,725 shares of Reliance Common Stock issued and outstanding and approximately 164 stockholders of record.

      The following table sets forth the high and low average trading prices as well as the dividends per share for the periods shown. Such prices reflect interdealer prices, without retail mark-ups, mark-downs or commissions.


                                ALLEGIANT COMMON STOCK<F1>       CASH            RELIANCE COMMON STOCK<F1>          CASH
                                --------------------------     DIVIDEND          -------------------------        DIVIDEND
                                 HIGH              LOW        DECLARED<F2>        HIGH             LOW            DECLARED
                                 ----              ---        ------------        ----             ---            --------
1995
First Quarter                   $7.027           $7.027        $ .017           $      <F3>      $      <F3>        $ --
Second Quarter                   7.027            7.027          .017            14.000           11.500              --
Third Quarter                    7.855            7.855          .017            14.000           13.250             .15
Fourth Quarter                  10.227            8.055          .017            14.625           13.625             .15

1996
First Quarter                  $11.023          $11.023        $ .023           $15.000          $14.000            $.15
Second Quarter                  11.023            9.773          .023            17.000           14.750             .15
Third Quarter                   11.364            9.773          .023            16.750           15.000             .15
Fourth Quarter                  12.343           12.159          .023            17.500           15.000             .15

1997
First Quarter                  $13.115          $12.178        $ .030           $18.750          $15.750            $.15
Second Quarter                  14.401           14.089          .030            20.063           20.038             .15
Third Quarter
 (through July 10, 1997)        16.875           16.563            --            21.000           21.000              --

-------------
<F1>  For a recent sale price of Allegiant Common Stock and Reliance Common
      Stock, respectively, see the cover of this Joint Proxy
      Statement/Prospectus.

<F2>  Although Allegiant has paid cash and/or stock dividends over the past five years, there can be no assurance that it will pay any such dividends in the future. See "Risk Factors--No Assurance of Cash or Stock Dividends."

<F3>  On April 7, 1995, RFSLA converted from mutual-form to stock-form.
      Consequently, there were no sales prices for Reliance Common Stock prior to such date.

COMPARATIVE UNAUDITED PER SHARE DATA


            The following table sets forth for the periods indicated unaudited comparative selected historical per share data of Allegiant and Reliance and the corresponding pro forma and pro forma equivalent per share amounts giving effect to the proposed Merger. Pro forma financial information has been prepared giving effect to the Merger using purchase accounting. The data presented is based upon the consolidated financial statements and related notes of Allegiant and the consolidated financial statements and related notes of Reliance included in this Joint Proxy Statement/Prospectus. This information should be read in conjunction with such historical and pro forma financial statements and related notes thereto. This data is not necessarily indicative of the results of the future operations of the combined organization or the actual results that would have occurred if the Merger had been consummated prior to the periods indicated.

                                                                                       ALLEGIANT/        ALLEGIANT/
                                                                                        RELIANCE          RELIANCE
                                                     ALLEGIANT        RELIANCE          PRO FORMA         PRO FORMA
                                                     REPORTED        REPORTED<F1>      COMBINED<F2>     EQUIVALENT<F3>
                                                     ---------       ------------      ------------     --------------
BOOK VALUE PER SHARE:
     At March 31, 1997                                $ 7.79            $16.05            $10.28            $14.68
     At December 31, 1996                               7.22             16.00             12.46             17.80

CASH DIVIDENDS DECLARED PER SHARE:
     Three months ended March 31, 1997                $ 0.03            $ 0.15            $ 0.03            $ 0.03
     Year ended December 31, 1996                       0.09              0.60              0.09              0.09

EARNINGS PER SHARE BEFORE CHANGE
     IN ACCOUNTING PRINCIPLE:
     Three months ended March 31, 1997                $ 0.23            $ 0.09            $ 0.21            $ 0.30
     Year ended December 31, 1996                       0.76              0.40              0.71              1.01

MARKET PRICE PER SHARE:
     At March 20, 1997<F4>                            $12.50            $15.75            $  n/a            $17.85
     At July 10, 1997<F4>                              17.00             21.00               n/a             24.27

------------------------
<F1>  Reliance has a September 30 fiscal year end.  For purposes of this table, Reliance information at or for the year ended September 30, 1996 and the three months ended December 31, 1996 is reported as December 31, 1996 and March 31, 1997 data, respectively.

<F2>  Includes the effect of pro forma adjustments for Reliance.

<F3>  Based on the pro forma combined per share amounts multiplied by the
      Exchange Ratio and assuming that all issued and outstanding Reliance Common Stock is converted into Allegiant Common Stock and that no cash is paid for fractional shares. For purposes of this table, the Exchange Ratio is deemed to be 1.4279, based on the assumption that the Average Allegiant Price is equal to the market price per share of Allegiant Common Stock on July 11, 1997 ($17.00).

<F4>  The market price of Allegiant Common Stock reported as of March 20,
      1997, the last trading day preceding the public announcement of the Merger, and as of July 11, 1997, the latest available date prior to the distribution of this Joint Proxy Statement/Prospectus, is based on the last sale price as reported on the Nasdaq. The market price of Reliance Common Stock reported as of March 20, 1997, the last trading day preceding the public announcement of the Merger, and as of July 11, 1997, the latest available date prior to the distribution of this Joint Proxy Statement/Prospectus, is based on the last bid price as reported by the National Quotation Bureau, Inc. Equivalent pro forma market values per share of Reliance Common Stock represent the historical market values per share of Allegiant Common Stock multiplied by the Exchange Ratio, rounded down to the nearest one-sixteenth.

SUMMARY FINANCIAL DATA


            The following tables set forth for the periods indicated certain summary historical consolidated financial information for Allegiant and Reliance. The balance sheet data and income statement data included in the summary financial data for Allegiant as of and for the years ended
December 31, 1996, 1995, 1994, 1993 and 1992 are taken from the audited consolidated financial statements of Allegiant as of the end of and for such years. The balance sheet data and income statement data included in the summary financial data as of and for the three months ended March 31, 1997 and 1996 are taken from the unaudited financial statements of Allegiant as of and for the three months ended March 31, 1997 and 1996. The balance sheet data and income statement data for Reliance included in the summary financial data as of and for the years ended September 30, 1996, 1995, 1994, 1993 and 1992 are taken from the audited consolidated financial statements of Reliance as of the end of and for such years. The balance sheet data and income statement data included in the summary financial data as of and for the six months ended March 31, 1997 and 1996 are taken from the unaudited financial statements of Reliance as of and for the six months ended March 31, 1997 and 1996. The foregoing data includes all adjustments which are, in the opinion of the management of Reliance, necessary to present a fair statement of these periods and are of a normal recurring nature. The following information should be read in conjunction with the consolidated financial statements of Allegiant and Reliance, and the related notes thereto, included herein, and in conjunction with the unaudited pro forma condensed combined consolidated financial information, including the notes thereto, appearing elsewhere in this Joint Proxy Statement/Prospectus. See "The Branch Acquisitions -- Unaudited Pro Forma Financial Information."

                                              ALLEGIANT BANCORP, INC.
                                              SUMMARY FINANCIAL DATA
                                           AS OF OR FOR THE
                                          THREE MONTHS ENDED                         AS OF OR FOR THE
                                               MARCH 31,                          YEAR ENDED DECEMBER 31,
                                        --------------------      --------------------------------------------------------
                                          1997        1996          1996        1995        1994        1993       1992
                                        --------    --------      --------    --------    --------    --------   ---------
PER SHARE DATA:
   Net earnings<F1>                    $   0.23      $   0.20      $   0.76    $   0.62    $   0.53    $   0.23   $    0.14
   Cash dividends declared<F1>             0.03          0.02          0.09        0.07        0.04        0.02          --
   Book value at period-end<F1>            7.79          6.57          7.22        6.37        5.40        4.99        4.60
   Average common shares
     outstanding (in thousands)<F1>       2,635         2,372         2,386       2,056       1,520       1,077         852

EARNINGS (IN THOUSANDS):
   Interest income                     $  7,854      $  5,726      $ 25,368    $ 19,252    $  9,994    $  5,585   $   4,203
   Interest expense                       4,374         3,425        14,999      11,206       4,584       2,675       2,133
                                       --------      --------      --------    --------    --------    --------   ---------
   Net interest income                    3,480         2,301        10,369       8,046       5,410       2,910       2,070
   Provision for possible loan losses       493           180         1,448         977         849         233         108
   Other income                             318           174         1,081         654         513         282         247
   Other expense                          2,303         1,512         7,019       5,625       3,764       2,546       2,011
   Income taxes                             401           313         1,175         823         509         161          78
                                       --------      --------      --------    --------    --------    --------   ---------
   Net earnings                        $    601      $    470      $  1,808    $  1,275    $    801    $    252   $     120
                                       ========      ========      ========    ========    ========    ========   =========

ENDING BALANCE SHEET
   (IN THOUSANDS):
   Total assets                        $390,101      $275,266      $377,564    $280,386    $171,927    $104,416   $  68,782
   Investment securities                 60,423        55,463        60,559      73,211      40,888      23,063      14,434
   Total loans                          314,267       193,825       291,926     181,544     121,393      69,773      45,600
   Total deposits                       310,823       227,034       308,670     231,309     134,884      90,686      61,624
   Long-term debt                        13,663        19,693        14,663      19,719       9,804       2,200       2,400
   Shareholders' equity                  22,136        14,375        16,386      13,938       8,453       7,487       3,894

SELECTED RATIOS:
   Return on average assets                0.63%<F2>     0.68%<F2>     0.59%       0.56%       0.60%       0.30%       0.21%
   Return on average equity               12.49 <F2>    13.26 <F2>    12.17       10.86        9.91        5.47        3.18
   Net interest margin<F3>                 3.84 <F2>     3.52 <F2>     3.50        3.71        4.27        3.71        3.64
   Equity to assets                        5.08          5.15          4.81        5.14        6.05        5.47        6.62
   Reserve for possible loan losses to:
     Outstanding loans                     1.10          1.16          1.06        1.17        1.20        1.11        1.21
     Non-performing loans                450.59        502.67        447.98      691.56      841.04    5,535.71    2,391.30

--------------
<F1>  Based on weighted-average common shares outstanding.  All share and per share amounts have been restated to reflect: (i) a six-for-five stock split paid in January 1994; (ii) a three-for-two stock split paid in January 1995; (iii) a 10% stock dividend paid in January 1996; and (iv) a 10% stock dividend paid in January 1997.

<F2>  Annualized.

<F3>  Net interest margin equals net interest income divided by total interest earning assets as of the end of the periods indicated.

                                               RELIANCE FINANCIAL, INC.
                                               SUMMARY FINANCIAL DATA
                                                 AS OF OR FOR THE
                                                 SIX MONTHS ENDED                    AS OF OR FOR THE
                                                     MARCH 31,                    YEAR ENDED SEPTEMBER 30,
                                               -------------------     -------------------------------------------------
                                                 1997        1996           1996       1995      1994       1993     1992
                                               -------     -------        -------    -------   -------    -------   ------
PER SHARE DATA:
   Net earnings<F1>                          $  0.16       $  0.41       $  0.40    $  0.97   $    --    $    --   $    --
   Dividends declared                           0.30          0.30          0.60       0.15        --         --        --
   Book value at period end                    16.05         16.73         16.00      16.51        --         --        --

EARNINGS (IN THOUSANDS)
   Interest income                           $ 1,181       $ 1,268       $ 2,496    $ 2,344   $ 2,304    $ 2,549   $ 3,135
   Interest expense                             (530)         (573)       (1,136)    (1,084)   (1,146)    (1,357)   (1,984)
                                             -------       -------       -------    -------   -------    -------   -------


   Net interest income                           651           695         1,360      1,260     1,158      1,192     1,151
   (Provision) credit for loan losses             --             1           108         87       115         71      (196)
   Other income                                   22            20            53         71        75        111       279
   Other expense                                (538)         (460)       (1,170)      (830)     (675)      (817)     (925)
   Income taxes                                  (70)          (91)         (193)      (222)     (215)      (109)     (105)
   Cumulative effect of change in
     accounting principle                         --            --            --         --       201         --        --
                                             -------       -------       -------    -------   -------    -------   -------

   Net earnings                              $    65       $   165       $   158    $   366   $   659    $   448   $   204
                                             =======       =======       =======    =======   =======    =======   =======


ENDING BALANCE SHEET (IN THOUSANDS):
   Total assets                              $31,041       $33,731       $32,663    $32,844   $32,259    $33,351   $36,549
   Investment and mortgage-backed
     securities<F2>                            9,296         9,762         9,585     10,015    10,141      7,228     4,219
   Loans and leases, net of
     unearned income                          19,925        21,246        21,144     20,031    19,839     22,438    24,553
   Deposits                                   23,583        25,253        24,234     25,253    28,687     30,415    34,009
   Borrowings                                    350         1,000         1,000         --        --         --        --
   Stockholders' equity                        6,834         7,193         6,807      7,099     3,131      2,498     2,051
   Allowance for loan losses                     205           306           204        305       388        434       569

SELECTED RATIOS:
   Return on average assets                     0.41%<F3>     0.99%<F3>     0.48%      1.13%     1.97%      1.29%     0.53%
   Return on average equity                     1.90 <F3>     4.61 <F3>     2.22       7.35     22.87      20.03     10.03
   Net interest rate margin                     4.17 <F3>     4.30 <F3>     4.22       4.02      3.57       3.61      3.12
   Equity to assets                            21.41         21.47         20.57      21.84      9.34       7.17      5.33
   Allowance for loan losses to:
     Outstanding loans                          1.03          1.44          0.93       1.49      1.90       1.85      2.23
     Non-performing loans                         -- <F4>   368.67        304.48     709.30    135.66     112.14     77.31
   Cash dividend payout                       187.50         73.17        152.31      16.14        --         --        --

--------------
<F1>  Based on weighted-average common shares outstanding.

<F2>  Includes certificates of deposit.

<F3>  Annualized.

<F4>  There were no nonperforming loans at March 31, 1997.

                             RISK FACTORS

           This Joint Proxy Statement/Prospectus contains forward-looking statements which are inherently subject to risks and uncertainties.
Cautionary statements made herein should be read as being applicable to all related forward-looking statements wherever they appear in this Joint Proxy Statement/Prospectus or the documents incorporated by reference herein. Allegiant's actual results could differ materially from those currently anticipated due to a number of factors, including, without limitation, the following: possible adverse effects of federal and state laws and regulations applicable to Allegiant's financial services operations; credit risk inherent in the Bank's loan portfolio; dependence upon economic conditions in Allegiant's markets; interest rate risk inherent in Allegiant's investment and loan portfolios; and risks associated with Allegiant's growth strategy, as well as the other factors discussed in this Joint Proxy Statement/Prospectus and the documents incorporated by reference herein.

REGULATORY RISK


           The banking industry is heavily regulated. These regulations are intended to protect depositors, not shareholders. The Bank is subject to regulation and supervision by the Federal Deposit Insurance Corporation (the "FDIC") and the Missouri Division of Finance (the "Division of Finance"), while Allegiant is subject to regulation and supervision by the Federal Reserve Board. The burden imposed by federal and state regulations puts banks at a competitive disadvantage compared to less regulated competitors such as finance companies, mortgage banking companies and leasing companies. The banking industry continues to lose market share to its competitors. In addition, legislative reaction to the problems of the thrift industry during the 1980s have added to the regulatory burden on banks.


           In December 1991, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") was signed into law. FDICIA amended numerous federal banking statutes and has required the bank regulatory agencies to adopt regulations for implementing many provisions of FDICIA. Regulators have been given substantially more power over banks, including the ability to move quickly without interference to remove management or directors. FDICIA also directs regulators to close or transfer troubled institutions before they become insolvent. FDICIA and the regulations thereunder have increased the regulatory and supervisory requirements for financial institutions, which have resulted and will continue to result in increased operating expenses. See "Supervision and Regulation."

CREDIT RISK


           The greatest risk facing lenders generally is credit risk, that is, the risk of losing principal and interest due to a borrower's failure to perform according to the terms of a loan agreement. There can be no assurance that Allegiant's future results of operations or financial condition will not be adversely affected by failure of borrowers to pay principal and interest obligations on loans. See "Information Regarding Allegiant--Management's Discussion and Analysis of Financial Condition and Results of Operations-- Years Ended December 31, 1996 and 1995--Risk Management--Credit Risk."


EXPOSURE TO LOCAL ECONOMIC CONDITIONS

           The Bank's concentration of loans in the State of Missouri exposes it to risks resulting from changes in the local economy. The business of the Bank could be adversely affected by recessionary and economic conditions in its markets or by a dramatic decrease in real estate values therein. See "Information Regarding Allegiant--Management's Discussion and Analysis of Financial Condition and Results of Operations--Years Ended December 31, 1996 and 1995--Risk Management--Exposure to Local Economic Conditions."

INTEREST RATE RISK

           Allegiant's earnings depend to a great extent upon the level of net interest income, which is the difference between interest income earned on loans and investments and the interest expense paid on deposits and other borrowings. Although Allegiant believes that maturities of the Bank's assets are well balanced in relation to maturities of liabilities (gap management), gap management is not an exact science. Rather, it involves estimates as to how changes in the general level of interest rates will impact the yields earned on assets and the rates paid on liabilities. Moreover, rate changes can vary depending upon the level of rates and competitive factors. From time to time, maturities of assets and liabilities may not be balanced, and a rapid increase or decrease in interest rates could have an adverse effect on net interest margins and results of operations of Allegiant. See "Information Regarding Allegiant--Management's Discussion and Analysis of Financial Condition and Results of Operations--Years Ended December 31, 1996 and 1995--Risk Management--Interest Rate Risk."

DEPOSIT MIX


           Certificates of deposit accounted for approximately 57% of the Bank's total deposits as of March 31, 1997. Many of such certificates of deposit were purchased by customers in response to promotions offering above-market interest rates. Payment of premium interest rates by the Bank adversely affects the Bank's interest rate spread. Moreover, the Bank's concentration of deposits in certificates of deposit could have a negative impact on the stability of its deposits as purchasers of certificates of deposit may not redeposit the proceeds of their certificates of deposit after the certificates of deposit mature, particularly if the Bank then is not offering promotional rates. There can be no assurance that the concentration of the Bank's deposits in certificates of deposit will not have a material adverse effect on the Bank's future results of operation or liquidity.


NO ASSURANCE OF FUTURE GROWTH

           There can be no assurance that Allegiant will continue to achieve growth in assets and earnings. Allegiant's ability to achieve such growth will be dependent upon numerous factors, including the intensity of competition for deposits and loans with other bank and non-bank financial institutions, the availability of suitable opportunities to make loans, selection of suitable branch sites on favorable terms, avoidance of credit losses, hiring and training of personnel, depth in management and adequate financing.

FIRST ACQUISITION

           The proposed acquisition of Reliance represents the first acquisition by Allegiant of a publicly held financial institution and of a savings and loan association. There can be no assurance that Allegiant will successfully operate Reliance subsequent to the acquisition or that Reliance's operations and personnel will be profitably integrated into Allegiant's business.


RISKS OF THE BRANCH ACQUISITION

           Although Allegiant has acquired or organized other financial services businesses in the past, including two mortgage companies, it has not effected an acquisition as large as the Branch Acquisition (as defined in "The Branch Acquisition.") The success of the Branch Acquisition will depend on a number of factors, including (but not limited to), the Bank's ability to: (1) integrate the Roosevelt Branches into its current operations; (2) maintain existing relationships with depositors in the Roosevelt Branches to minimize withdrawals of deposits subsequent to the Branch Acquisition; (3) maintain and enhance existing relationships with borrowers to limit unanticipated losses from the Roosevelt Loans; (4) control the incremental non-interest expense from the Roosevelt Branches to maintain overall operating efficiencies; (5) retain and attract qualified personnel to staff the Roosevelt Branches; and
(6) compete
in the communities served by the Roosevelt Branches and in nearby communities. There can be no assurance that the Bank will be able to integrate the Roosevelt Branches successfully, that the operating profit contribution (if any) from the Roosevelt Branches subsequent to the Branch Acquisition will exceed charges for amortization of the deposit premium to be paid by Allegiant or that the Bank will be able to manage effectively its growth resulting from the Branch Acquisition. See "The Branch Acquisition."


COMPETITION

           Allegiant encounters substantial competition for deposits and loan customers in the markets in which it competes. Allegiant's principal competitors include other financial institutions such as banks, savings and loan institutions and credit unions, and a number of other non-bank competitors such as insurance companies, small loan companies, finance companies and mortgage companies. Many of Allegiant's non-bank competitors are not subject to the same extensive federal and state regulations that govern Allegiant and, as a result, have a competitive advantage over Allegiant in providing certain services. Many of the financial institutions with which Allegiant competes are larger and have substantially greater financial resources than Allegiant.

CONTROL BY MANAGEMENT


           Allegiant's directors and executive officers currently beneficially own approximately 1,468,670 shares of Allegiant Common Stock (approximately 50.6% of the shares of Allegiant Common Stock outstanding) including shares of Allegiant Common Stock subject to options and warrants that may be acquired upon exercise or conversion within the next 60 days. This controlling ownership will enable such persons to continue to possess voting control on corporate matters for the foreseeable future.


NO ASSURANCE OF CASH OR STOCK DIVIDENDS

           There is no assurance that Allegiant will have sufficient cash available to declare cash dividends to its shareholders in the future. The payment of cash dividends is subject to the discretion of the Allegiant Board and will be dependent upon many factors, including Allegiant's earnings and the earnings of the Bank, their capital needs and other financial considerations. In addition, Allegiant is presently limited in its ability to pay cash dividends on the Allegiant Common Stock without the consent of its lender. Management of Allegiant anticipates that for the foreseeable future, Allegiant will follow a policy of retaining earnings in order to meet capital and loan loss reserve requirements and to finance the expansion and development of its business. Although Allegiant has paid stock dividends over the past five years, there can be no assurance that it will pay stock dividends in the future.

RELIANCE ON MANAGEMENT


           The success of Allegiant will depend to a large extent on the quality of management provided by the senior management of Allegiant and the Bank, the loss of certain of whom would adversely affect Allegiant. Other than a $2.0 million policy on the life of Shaun R. Hayes, the President of Allegiant, Allegiant does not presently own, or intend to purchase, insurance covering the lives of the senior management of Allegiant and/or the Bank. There can be no assurance that the services of the senior management of Allegiant will continue to be available.


SHARES ELIGIBLE FOR FUTURE RESALE


           Upon consummation of the Merger, Allegiant will have outstanding
an aggregate of approximately [            ] shares of Allegiant Common Stock.
Future sales of substantial amounts of Allegiant Common Stock (including shares issued upon the exercise of stock options and warrants) by Allegiant's current shareholders, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. One hundred eight thousand nine hundred shares of Common Stock, which were privately placed in May 1995, became eligible for resale in May 1997, subject to compliance with the terms and conditions of Rule 144 as promulgated by the Commission. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Allegiant Common Stock.


MARKET FOR ALLEGIANT COMMON STOCK

           Although Allegiant Common Stock is listed on the Nasdaq, there has been only limited trading in Allegiant Common Stock. There can be no assurance that an active market for Allegiant Common Stock will develop in the foreseeable future. Investors in the shares of Allegiant Common Stock must, therefore, be prepared to assume the risk of their investment for an indefinite period of time.

STOCK NOT AN INSURED DEPOSIT

           Investments in the shares of Allegiant Common Stock are not deposits insured against loss by the FDIC or any other entity.

                      THE ALLEGIANT SPECIAL MEETING

GENERAL


           This Joint Proxy Statement/Prospectus is being furnished to holders of Allegiant Common Stock in connection with the solicitation of proxies by the Allegiant Board for use at the Allegiant Special Meeting and any adjournments or postponements thereof at which the shareholders of Allegiant will consider and vote upon a proposal to approve the Merger Agreement and the transactions contemplated thereby and consider and vote upon any other business that may properly be brought before the Allegiant Special Meeting or any adjournments or postponements thereof. Each copy of this Joint Proxy Statement/Prospectus is accompanied by the Notice of Special Meeting of Shareholders of Allegiant, a proxy card and related instructions and a return envelope to Allegiant for the proxy card.


           This Joint Proxy Statement/Prospectus and the Notice of Special Meeting, proxy card and related materials are being first mailed to
shareholders of Allegiant on [                    , 1997].

DATE, TIME AND PLACE


           The Allegiant Special Meeting will be held at the offices of Dash Multi-Corp, Inc., 2500 Adie Road, Maryland Heights, Missouri 63043 on
[      , 1997], at [  :   p.m.] Central Time.


ALLEGIANT RECORD DATE; VOTE REQUIRED

           On the Allegiant Record Date, there were [           ] shares of
Allegiant Common Stock outstanding and entitled to vote at the Allegiant Special Meeting. The holders of each share are entitled to one vote per share on each matter properly brought before the Allegiant Special Meeting. The affirmative vote of the holders of at least two-thirds of the outstanding shares of Allegiant Common Stock is required to approve the Merger Agreement and the transactions contemplated thereby. The presence in person or by proxy of a majority of the outstanding shares of Allegiant Common Stock entitled to vote is necessary to constitute a quorum at the meeting.


           As of the Allegiant Record Date, directors and executive officers of Allegiant and their affiliates owned beneficially, or controlled the voting
of, an aggregate of [        ] shares of Allegiant Common Stock, or
approximately [ . ]% of the outstanding shares of Allegiant Common Stock entitled to vote at the Allegiant Special Meeting. All directors and executive officers of Allegiant have indicated their intention to vote their shares for the approval of the Merger Agreement and the transactions contemplated thereby at the Allegiant Special Meeting. Additionally, each of the directors of Allegiant, pursuant to the terms of his or her respective Voting Agreement, has committed to vote his or her shares of Allegiant Common Stock for approval of the Merger Agreement. As of the Allegiant Record Date, such persons who had executed Voting Agreements or otherwise indicated they would vote for approval of the Merger Agreement and the transactions
contemplated thereby owned beneficially an aggregate of [         ] shares of
Allegiant Common Stock, or approximately [ . ]% of the issued and outstanding shares. See "Terms of the Proposed Merger--Other Agreements."


VOTING AND REVOCATION OF PROXIES


           Shares of Allegiant Common Stock that are represented by a properly executed proxy received prior to the vote at the Allegiant Special Meeting will be voted at the Allegiant Special Meeting in the manner directed on the proxy card, unless such proxy is revoked in the manner set forth herein in advance of such vote. ANY ALLEGIANT SHAREHOLDER RETURNING AN
EXECUTED PROXY CARD THAT DOES NOT PROVIDE INSTRUCTIONS TO VOTE
AGAINST THE APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS
CONTEMPLATED THEREBY WILL BE DEEMED TO HAVE APPROVED THE MERGER
AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. Failure to return a properly executed proxy card or to vote in person at the

Allegiant Special Meeting will have the practical effect of a vote against the approval of the Merger Agreement and the transactions contemplated thereby.

           Shares subject to abstentions will be treated as shares that are present and voting at the Allegiant Special Meeting for purposes of determining the presence of a quorum. Such votes will have the effect of votes against the approval of the Merger Agreement. Broker "non-votes" (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other persons entitled to vote shares with respect to which the brokers or nominees do not have discretionary power to vote without such instructions) will be considered as present for the purpose of determining the presence of a quorum but will not be considered as voting at the Allegiant Special Meeting. Broker non-votes will have the effect of votes against the approval of the Merger Agreement and the transactions contemplated thereby.


           Any shareholder of Allegiant giving a proxy may revoke it at any time prior to the vote at the Allegiant Special Meeting. Shareholders of Allegiant wishing to revoke a proxy prior to the vote may do so by delivering to the Secretary of Allegiant at 7801 Forsyth Boulevard, St. Louis, Missouri 63105 a written notice of revocation bearing a later date than the proxy or a later dated proxy relating to the same shares, or by attending the Allegiant Special Meeting and voting such shares in person. Attendance at the Allegiant Special Meeting will not in itself constitute the revocation of a proxy.

           The Allegiant Board is not currently aware of any business to be brought before the Allegiant Special Meeting other than that described herein. If, however, other matters are properly brought before such Allegiant Special Meeting, or any adjournments or postponements thereof, the persons appointed as proxies will have discretionary authority to vote the shares represented by duly executed proxies in accordance with their discretion and judgment as to the best interest of Allegiant.

SOLICITATION OF PROXIES

           Allegiant will bear its own costs of soliciting proxies and will pay printing and mailing expenses and registration fees incurred in connection with preparing this Joint Proxy Statement/Prospectus. Proxies will initially be solicited by mail, but directors, officers and selected other employees of Allegiant may also solicit proxies in person or by telephone. Directors, executive officers and any other employees of Allegiant who solicit proxies will not be specially compensated for such services. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward proxy materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners.

           HOLDERS OF ALLEGIANT COMMON STOCK ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

                     THE RELIANCE ANNUAL MEETING

GENERAL


           This Joint Proxy Statement/Prospectus is being furnished to holders of Reliance Common Stock in connection with the solicitation of proxies by the Reliance Board for use at the Reliance Annual Meeting and any adjournments or postponements thereof at which the stockholders of Reliance will consider and vote upon proposals to: (i) adopt the Merger Agreement and the transactions contemplated thereby; (ii) elect two directors for terms of three years or until their successors shall have been duly elected and qualified; (iii) ratify the appointment of Michael Trokey & Company, P.C. as Reliance's independent auditors for the fiscal year ending September 30, 1997; and (iv) consider and vote upon any other business that may properly be brought before the Reliance Annual Meeting or any adjournments or postponements thereof. Each copy of this Joint Proxy Statement/Prospectus is accompanied by the Notice of Annual Meeting of Stockholders of Reliance, a proxy card and related instructions and a return envelope to Reliance for the proxy card.


           This Joint Proxy Statement/Prospectus is also furnished by Allegiant to each holder of Reliance Common Stock as a prospectus in connection with the issuance by Allegiant of shares of Allegiant Common Stock upon the consummation of the Merger. This Joint Proxy Statement/Prospectus and the Notice of Annual Meeting, proxy card and related materials are being
first mailed to stockholders of Reliance on [                    , 1997].

DATE, TIME AND PLACE

           The Reliance Annual Meeting will be held at the offices of Reliance, 8930 Gravois Avenue, St. Louis, Missouri 63123, on
[           , 1997], at [  :   a.m.] Central Time.

RELIANCE RECORD DATE; VOTE REQUIRED

           On the Reliance Record Date, there were [            ] shares of
Reliance Common Stock outstanding and entitled to vote at the Reliance Annual Meeting. Holders of each share are entitled to one vote on each matter properly brought before the Reliance Annual Meeting. The affirmative vote of the holders of a majority of the outstanding shares of Reliance Common Stock is required to adopt the Merger Agreement and the transactions contemplated thereby. Directors are elected by a plurality of votes cast. The affirmative vote of a majority of the vote present at the Reliance Annual Meeting in person or by proxy is required for ratification of the independent auditors. The presence in person or by proxy of a majority of the outstanding shares of Reliance Common Stock entitled to vote is necessary to constitute a quorum at the meeting.


           As of the Reliance Record Date, directors and executive officers of Reliance and their affiliates owned beneficially, or controlled the voting
of, an aggregate of [          ] shares of Reliance Common Stock, or
approximately [    %] of the outstanding shares of Reliance Common Stock
entitled to vote at the Reliance Annual Meeting. All directors and executive officers of Reliance have indicated their intention to vote their shares for the adoption of the Reliance Proposals at the Reliance Annual Meeting. Additionally, each of the directors of Reliance, pursuant to the terms of his or her respective Voting Agreement, has committed to vote his or her shares of Reliance Common Stock for approval of the Merger Agreement and the transactions contemplated thereby. As of the Reliance Record Date, such persons who had executed Voting Agreements or otherwise indicated they would vote for adoption of the Merger Agreement and the transactions contemplated
thereby owned beneficially an aggregate of [                    ] shares of
Reliance Common Stock, or approximately [    %] of the issued and outstanding
shares.  See "Terms of the Proposed Merger--Other Agreements."

VOTING AND REVOCATION OF PROXIES


           Shares of Reliance Common Stock that are represented by a properly executed proxy received prior to the vote at the Reliance Annual Meeting will be voted at such Reliance Annual Meeting in the manner directed on the proxy card, unless such proxy is revoked in the manner set forth herein in advance of such vote. ANY RELIANCE STOCKHOLDER RETURNING AN EXECUTED PROXY
CARD THAT DOES NOT PROVIDE INSTRUCTIONS TO VOTE AGAINST ANY
RELIANCE PROPOSAL WILL BE DEEMED TO HAVE ADOPTED SUCH RELIANCE
PROPOSAL. Failure to return a properly executed proxy card or to vote in person at the Reliance Annual Meeting will have the practical effect of a vote against the adoption of the Merger Agreement and the transactions contemplated thereby.

           Shares subject to abstentions will be treated as shares that are present and voting at the Reliance Annual Meeting for purposes of determining the presence of a quorum. Such votes will have the effect of votes against the adoption of the Merger Agreement. Broker "non-vote" (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other persons entitled to vote shares with respect to which the brokers or nominees do not have discretionary power to vote without such instructions) will be considered as present for the purpose of determining the presence of a quorum but will not be considered as voting at the Reliance Annual Meeting. Broker non-votes will have the effect of votes against the adoption of the Merger Agreement and the transactions contemplated thereby.


           Any stockholder of Reliance giving a proxy may revoke it at any time prior to the vote at the Reliance Annual Meeting. Stockholders of Reliance wishing to revoke a proxy prior to the vote may do so by delivering to the Secretary of Reliance at 8930 Gravois Avenue, St. Louis, Missouri 63123 a written notice of revocation bearing a later date than the proxy or a later dated proxy relating to the same shares, or by attending the Reliance Annual Meeting and voting such shares in person. Attendance at the Reliance Annual Meeting will not in itself constitute the revocation of a proxy.

           The Reliance Board is not currently aware of any business to be brought before the Reliance Annual Meeting other than that described herein. If, however, other matters are properly brought before such Reliance Annual Meeting, or any adjournments or postponements thereof, the persons appointed as proxies will have discretionary authority to vote the shares represented by duly executed proxies in accordance with their discretion and judgment as to the best interest of Reliance.

SOLICITATION OF PROXIES

           Reliance will bear its own costs of soliciting proxies, except that Allegiant will pay printing and mailing expenses and registration fees incurred in connection with preparing this Joint Proxy Statement/Prospectus. Proxies will initially be solicited by mail, but directors, officers and selected other employees of Reliance may also solicit proxies in person or by telephone. Directors, executive officers and any other employees of Reliance who solicit proxies will not be specially compensated for such services. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward proxy materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners.

           HOLDERS OF RELIANCE COMMON STOCK ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

                      TERMS OF THE PROPOSED MERGER

           The following is a summary of the material terms and conditions of the Merger Agreement, which document is incorporated by reference herein. This summary is qualified in its entirety by the full text of the Merger Agreement. Allegiant, upon written or oral request, will furnish a copy of the Merger Agreement, without charge, to any person who receives a copy of this Joint Proxy Statement/Prospectus. Such requests should be directed to Christy Siburt, Investor Relations, Allegiant Bancorp, Inc., 7801 Forsyth Boulevard, St. Louis, Missouri 63105, telephone (314) 726-5000.

GENERAL DESCRIPTION OF THE MERGER


           Pursuant to the Merger Agreement, subject to satisfaction or waiver of certain conditions precedent, Reliance will be merged on the Closing Date with and into Allegiant. Upon consummation of the Merger, Reliance's corporate existence will terminate and Allegiant will continue as the surviving entity. RFSLA will continue to operate as a wholly-owned savings association subsidiary of Allegiant for a period of at least one year after the Closing Date.

           Simultaneously with the effectiveness of the Merger, each share of Reliance Common Stock will be converted into the right to receive 1.6741 shares of Allegiant Common Stock, subject to downward adjustment. In the event the Average Allegiant Price exceeds $14.50, the Exchange Ratio will be calculated by multiplying 1.6741 by a fraction, the numerator of which is $14.50 and the denominator of which is the Average Allegiant Price. Such consideration is also subject to certain anti-dilution protections but is not adjustable based upon the operating results, financial condition or other factors affecting either Allegiant or Reliance prior to the consummation of the Merger. The fair market value of Allegiant Common Stock received pursuant to the Merger may fluctuate and at the consummation of the Merger may be more or less than the current fair market value of such shares. Based on the assumption that the Average Allegiant Price was equal to the last reported sale price of Allegiant Common Stock on the Nasdaq on July 10, 1997 ($17.00 per share), each share of Reliance Common Stock would have been converted into shares of Allegiant Common Stock with a value of approximately $24.27. The last reported bid price of Reliance Common Stock on that date was $21.00 per share. As of March 20, 1997, the last trading day preceding public announcement of the Merger, the last reported sale price for Allegiant Common Stock was $12.50 and the last reported bid price for Reliance Common Stock was $15.75.


           The amount and nature of the consideration was established through arm's-length negotiations between Allegiant and Reliance and their respective advisors, and reflects the balancing of a number of countervailing factors. The total amount of the consideration reflects a price both parties concluded was appropriate. See "--Background of and Reasons for the Merger; Board Recommendations." The fact that the consideration is payable in shares of Allegiant Common Stock reflects the potential for change in the value of the Allegiant Common Stock and the desire of the parties to the Merger to have the favorable tax attributes of a "reorganization" for federal income tax purposes. See "Certain Federal Income Tax Consequences of the Merger."

           NO ASSURANCE CAN BE GIVEN THAT THE CURRENT FAIR MARKET VALUE OF ALLEGIANT COMMON STOCK WILL BE EQUIVALENT TO THE FAIR MARKET VALUE OF ALLEGIANT COMMON STOCK ON THE DATE SUCH STOCK IS RECEIVED BY A RELIANCE STOCKHOLDER OR AT ANY OTHER TIME. THE FAIR MARKET VALUE OF ALLEGIANT COMMON STOCK RECEIVED BY A RELIANCE STOCKHOLDER MAY BE GREATER OR LESS THAN THE CURRENT FAIR MARKET VALUE OF ALLEGIANT COMMON STOCK DUE TO NUMEROUS MARKET FACTORS.

           UMB Bank, N.A., the transfer agent for Allegiant Common Stock, has been selected as the Exchange Agent (the "Exchange Agent") for purposes of effecting the conversion of Reliance Common Stock into Allegiant Common Stock upon consummation of the Merger.

           Following the Closing Date, each stockholder of Reliance will be required to submit to the Exchange Agent a properly executed letter of transmittal and surrender to the Exchange Agent the stock certificate(s) formerly representing the shares of Reliance Common Stock in order to receive a new stock certificate(s) evidencing the shares of Allegiant Common Stock to which such stockholder is entitled. As soon as practicable after consummation of the Merger, the Exchange Agent will mail to each Reliance stockholder a notice of consummation of the Merger and a form of letter of transmittal, together with instructions and a return envelope to facilitate the exchange of such holder's certificate(s) formerly representing Reliance Common Stock for certificate(s) evidencing Allegiant Common Stock. No dividends or other distributions will be paid to a former Reliance stockholder with respect to shares of Allegiant Common Stock until such stockholder's letter of transmittal and stock certificate(s) formerly representing Reliance Common Stock, or documentation reasonably acceptable to the Exchange Agent in lieu of lost or destroyed certificates, is delivered to the Exchange Agent. See "Terms of the Proposed Merger--Surrender of Reliance Stock Certificates and Receipt of Allegiant Common Stock." No fractional shares of Allegiant Common Stock will be issued in the Merger, but cash will be paid in lieu of such fractional shares, such cash being calculated by multiplying the holder's fractional share interest by the closing stock price of Allegiant Common Stock on the Nasdaq as reported in The Wall Street Journal on the Closing Date of the Merger. See "--Fractional Shares." The shares of Allegiant Common Stock to be issued pursuant to the Merger will be freely transferable except by certain stockholders of Reliance who are deemed to be "affiliates" of Reliance. The shares of Allegiant Common Stock issued to such affiliates will be restricted in their transferability in accordance with the rules and regulations promulgated by the Commission. See "Information Regarding Allegiant Stock--Restrictions on Resale of Allegiant Stock by Affiliates."


OTHER AGREEMENTS

           Contemporaneously with the execution of the Merger Agreement, Allegiant and Reliance entered into a certain Option Agreement (the "Option Agreement"). Under the terms of the Option Agreement, Reliance issued to Allegiant the option to purchase up to 46,775 shares of Reliance Common Stock at a price per share equal to $16.00 (the "Option"). The Option was granted by Reliance as a condition of and in consideration for Allegiant's entering into the Merger Agreement. The following description does not purport to be complete and is qualified in its entirety by reference to the Option Agreement, which is attached as an exhibit to the Registration Statement and is incorporated herein by reference.

           Option Agreement. The Option Agreement is intended to increase the likelihood that the Merger will be consummated in accordance with the terms of the Merger Agreement. The occurrence of certain events described below could cause the Option to become exercisable and thereby significantly increase the cost of the acquisition of Reliance. Consequently, the Option Agreement may: (i) have the effect of discouraging a person who might now or prior to the consummation of the Merger consider or propose the acquisition of Reliance (or a significant interest in Reliance), even if such a person were prepared to pay a higher price per share for Reliance Common Stock than the price per share implicit in the Merger Consideration; (ii) result in the proposal by a potential acquiror of a lower per share price than such acquiror might otherwise have been willing to pay; or (iii) prevent a potential acquiror from accounting for the acquisition of Reliance through the pooling-of-interests method for a period of two years and thereby discourage or preclude the acquisition of Reliance.


           As of the Reliance Record Date, the maximum number of shares issuable pursuant to the Option Agreement (the "Allegiant Option Shares")
represented [   %] of the issued and outstanding shares of Reliance Common
Stock after giving effect to the exercise of the Option. The Option exercise price is $16.00 per share. In the event Allegiant acquires the Allegiant
Option Shares, Allegiant could vote such shares in the election of Reliance directors and other matters requiring a stockholder vote, thereby potentially having a material impact on the outcome of such matters.


           If not then in material breach of the Merger Agreement, Allegiant may exercise the Option, in whole or in part, at any time or from time to time if a Purchase Event (as defined below) has occurred; provided, however, that:
(i) to the extent the Option has not been exercised, it will terminate and be of no further force and effect upon the earlier to occur of (A) the Effective Time and (B) the termination of the Merger Agreement in accordance with its terms, provided that in the case of certain terminations of the Merger Agreement, as specified in the Option Agreement, the Option will not terminate until the date that is twelve months following such termination; (ii) if the Option cannot be exercised on such day because of any injunction, order or similar restraint issued by a court of competent jurisdiction, the Option will expire on the thirtieth business day after such injunction, order or restraint has been dissolved or when such injunction, order or restraint has become permanent and is no longer subject to appeal, as the case may be; and (iii) any such exercise will be subject to compliance with applicable law, including the Bank Holding Company Act of 1956, as amended (the "BHCA") and the Home Owners' Loan Act, as amended (the "HOLA").

           A "Purchase Event" means any of the following events:  (i)
Reliance or any of its subsidiaries, without having received prior written consent from Allegiant, has entered into, authorized, recommended, proposed or publicly announced its intention to enter into, authorize, recommend or propose an agreement, arrangement or understanding with any person (other than Allegiant or any of its subsidiaries) to (A) effect a merger, consolidation or similar transaction involving Reliance or any of its subsidiaries, (B) purchase, lease or otherwise acquire 15% or more of the assets or earning power of Reliance or any of its subsidiaries or (C) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or similar transaction) beneficial ownership of securities representing 20% or more of the voting power of Reliance or any of its subsidiaries; (ii) any person (other than Allegiant or any subsidiary of Allegiant, or Reliance or any subsidiary of Reliance in a fiduciary capacity) has acquired beneficial ownership or the right to acquire beneficial ownership of 20% or more of the voting power of Reliance; or (iii) the holders of Reliance Common Stock have not adopted the Merger Agreement at the Reliance Annual Meeting, the Reliance Annual Meeting has not been held or is cancelled prior to termination of the Merger Agreement in accordance with its terms or the Reliance Board of Directors has withdrawn or modified in a manner adverse to Allegiant the recommendation of Reliance's Board of Directors with respect to the Merger Agreement, in each case after an Extension Event.

           An "Extension Event" means any of the following events: (i) a Purchase Event; (ii) any person (other than Allegiant or any of its subsidiaries) has "commenced" (as such term is defined in Rule 14d-2 under the Exchange Act) or has filed a registration statement under the Securities Act with respect to a tender offer or exchange offer to purchase shares of Reliance Common Stock such that, upon consummation of such offer, such person would have beneficial ownership or the right to acquire beneficial ownership of 20% or more of the voting power of Reliance for a value per share of Allegiant Common Stock in excess of $16.00; or (iii) any person (other than Allegiant or any subsidiary of Allegiant, or Reliance or any subsidiary of Reliance in a fiduciary capacity) has publicly announced its willingness, a proposal or an intention to make a proposal, (x) to make an offer described in clause (ii) above or (y) to engage in a transaction described in clause (i) above at a price per share of Reliance Common Stock in excess of $16.00.

           Subject to the giving of any notices and any approvals, upon the occurrence of a Purchase Event and until 13 months thereafter, Reliance shall be required, upon Allegiant's request, to repurchase any shares of Reliance Common Stock purchased by Allegiant, at a price based on the market price or the highest price per share at which a tender or exchange offer has been made for shares of Reliance

Common Stock (the "Market Price"), or to purchase the Option for the amount by which the Market Price exceeds the Option Price.

           At the request of Reliance during the first six-month period commencing 13 months following the first occurrence of a Purchase Event, Reliance may repurchase from Allegiant, and Allegiant shall sell to Reliance, all (but not less than all) of the Reliance Common Stock acquired by Allegiant pursuant to the Option at a price per share equal to the greater of (i) the Market Price or (ii) the sum of (A) the aggregate purchase price of such shares plus (B) interest on the aggregate purchase price paid for such shares from the date of purchase to the date of repurchase, less any dividends received on such shares.

           To the best of Allegiant's and Reliance knowledge, no Purchase Event or Extension Event has occurred as of the date of this Joint Proxy Statement/Prospectus.

           Voting Agreements. Concurrent with the execution of the Merger Agreement, Allegiant and each of the directors of Reliance executed a separate Voting Agreement by which each such person agreed that he or she will vote all of the shares of Reliance Common Stock that he or she then owned or subsequently acquires in favor of the adoption of the Merger Agreement at the Reliance Annual Meeting. Each such person also agreed that he or she will not transfer shares of Reliance Common Stock owned by him or her unless, prior to such transfer, the transferee executes an agreement in substantially the same form as the Voting Agreement. In addition, until the earlier to occur of the Effective Time, the termination of the Voting Agreement or the termination of the Merger Agreement, each such Reliance director further agreed he or she will not vote any such shares in favor of the approval of any other competing acquisition proposal involving Reliance and a third party. As of the Reliance Record Date, persons who had executed Voting Agreements owned beneficially an
aggregate of [                   ] shares of Reliance Common Stock, or
approximately [     %] of the issued and outstanding shares.

           In addition, Reliance and each of the directors of Allegiant executed a separate Voting Agreement by which each such person agreed that he or she will vote all of the shares of Allegiant Common Stock that he or she then owned or subsequently acquires in favor of the approval of the Merger Agreement at the Allegiant Special Meeting. Each such person also agreed that he or she will not transfer shares of Allegiant Common Stock owned by him or her unless, prior to such transfer, the transferee executes an agreement in substantially the same form as the Voting Agreement. As of the Allegiant Record Date, persons who had executed Voting Agreements owned beneficially an
aggregate of [         ] shares of Allegiant Common Stock, or approximately
[     %] of the issued and outstanding shares.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

           General. Set forth below are descriptions of interests of directors and officers of Reliance in the Merger in addition to their interests as stockholders of Reliance and shareholders of Allegiant generally. The Reliance Board and the Allegiant Board were aware of these interests and considered them in adopting and approving the Merger Agreement and the transactions contemplated thereby.


           Reliance Employment Agreements.  Upon consummation of the
Merger and in the event of their termination of employment following the Merger, John E. Bowman, President and Chief Executive Officer of Reliance, and Jeannette Larson, Executive Vice President and Secretary of Reliance, will be entitled to receive certain benefits and estimated payments of approximately $478,500 and $274,300, respectively, pursuant to their respective employment agreements. Such benefits and payments are comprised of: (i) a sum equal to the greater of the payments due under the remaining term of his or her employment agreement, as the case may be, or 2.99 times the average of his or her Base Salary (as defined in the employment agreements), as the case may be, for the preceding five years; (ii) a continuation of insurance coverage for a period of 36 months; (iii) any benefits granted to him or her pursuant to Reliance's and RFSLA's stock option plans; and (iv) any benefits awarded to him or her pursuant to Reliance's Recognition and Retention Plan. As provided in their supplemental employment agreements, all of the foregoing respective amounts or benefits will be provided to Mr. Bowman and Ms. Larson without any reduction because of tax code "penalties" or excise taxes relating to a change in control of Reliance or RFSLA.

           Reliance Employee Stock Ownership Plan. In connection with the execution of the Merger Agreement the parties agreed that prior to the consummation of the Merger, the ESOP may be terminated. The ESOP provides that upon termination of the ESOP and repayment of any outstanding ESOP loan, the excess assets remaining in the ESOP suspense account will be allocated among the accounts of ESOP participants as earnings based on the ratio of each participant's account balance to that of all participants in the ESOP. Under such circumstances, Mr. Bowman and Ms. Larson would receive approximately $190,156 and $137,829, respectively. The ESOP has requested from the Internal Revenue Service (the "Service") a favorable determination letter with respect to the qualification of the ESOP on termination. During the review by the Service of the determination letter application, the Service may object to the characterization of the excess assets as earnings of the ESOP and may deem a portion of the excess assets to be subject to certain annual limitations on allocations to participants. In such event, Reliance will proceed with the termination of the ESOP and the participants in the ESOP have acknowledged that the disqualification of the ESOP will cause the amounts allocated to the participants' accounts to become fully taxable and may subject the participants to an excise tax for an early distribution.


           Reliance Stock Options. Pursuant to the Merger Agreement, upon consummation of the Merger, Allegiant has agreed to assume all outstanding options to purchase shares of Reliance Common Stock ("Reliance Options") granted pursuant to the Reliance 1996 Stock Option Plan (the "Reliance Option Plan") in accordance with the terms of the Reliance Option Plan, except that the shares acquired upon exercise shall be shares of Allegiant Common Stock. The number of shares covered by each option outstanding under the Reliance Option Plan would be equal to the number of shares of Reliance Common Stock covered thereby multiplied by the Exchange Ratio and rounded to the nearest whole share, and the option exercise price would be adjusted by dividing such price by the Exchange Ratio and rounding up to the nearest cent. Pursuant to the Merger Agreement, Allegiant has agreed to allow Reliance to amend certain existing stock options granted to Mr. Bowman and Ms. Larson to permit their exercisability up to ten years from the original date of grant.



     DIRECTOR AND/OR              OPTIONS
     EXECUTIVE OFFICER            GRANTED        EXERCISE PRICE         EXPIRATION DATE
     -----------------            -------        --------------         ---------------
     John E. Bowman        <F1>    12,900           $14.625               4/18/2006
                           <F2>       272            15.625               4/18/2006
     Jeannette Larson      <F1>     8,600            14.625               4/18/2006
                           <F2>       180            15.625               4/18/2006
     Directors as a group  <F3>    13,760            14.625               4/18/2006

-------------
<F1>   Options awarded April 18, 1996.

<F2>   Options reallocated from forfeiture on December 16, 1996.

<F3>   Does not include options of Mr. Bowman and Ms. Larson.


           Certain Other Matters Relating to the Mergers. Allegiant has agreed to pay severance benefits to any employee of RFSLA who is terminated without cause within one year following the Closing Date. Such employees (other than employees covered by employment agreements) would be entitled to severance benefits in an amount equal to one month's salary for each full year that such individual was employed by RFSLA, up to a maximum of twelve months. Any employee of Reliance or RFSLA who becomes employed by Allegiant following the Merger will generally be entitled to participate in Allegiant's pension, benefit and similar plans on substantially the same terms and conditions as employees of Allegiant, giving effect for eligibility and vesting of benefits (but not for accrual of benefits), to years of service with Reliance or RFSLA as if such service were with Allegiant.

           Indemnification; Directors' and Officers' Insurance. For five years after the Closing Date, Allegiant will indemnify and defend employees, agents, directors or officers of Reliance or any of Reliance's subsidiaries, against all liabilities arising out of actions or omission occurring at or prior to the Effective Time to the extent such persons are indemnified under the DGCL or by virtue of Reliance's Certificate of Incorporation or Bylaws in the form in effect as of March 20, 1997. Further, Allegiant will assume all duties and obligations of indemnification of Reliance or any of Reliance's subsidiaries existing as of the Effective Time with respect to any act or omission of any of their respective employees, agents, directors or officers occurring prior to the Effective Time; provided, however, that to the extent that Reliance's directors' and officers' liability insurance would provide coverage for any such act or omission, Reliance agrees to give proper notice to the insurance carrier and to Allegiant of a potential claim thereunder so as to preserve the rights to such insurance coverage. In addition, Reliance may purchase up to three years' tail coverage under its existing directors' and officers' liability insurance policy on such terms and provisions as Reliance deems appropriate provided that the total cost thereof does not exceed $15,000.

           Reliance Recognition and Retention Plan. Reliance will ensure that all awards under the Reliance Financial, Inc. 1996 Recognition and Retention Plan will accelerate and become vested in the award recipient immediately prior to the Effective Time, and such awards will be converted into the right to receive shares of Allegiant Common Stock based on the Exchange Ratio.

           RFSLA Board of Directors. Pursuant to the Merger Agreement, Allegiant has agreed to operate RFSLA as a stand-alone entity for a period of at least one year following the Effective Time. In connection therewith, each current member of the Board of Directors of RFSLA will continue to serve as such following the Effective Time unless removed for cause or unless such member resigns. For their services, such members will be entitled to Board of Directors' fees in the amount and with the frequency currently paid by RFSLA.

BACKGROUND OF AND REASONS FOR THE MERGER; BOARD RECOMMENDATIONS

           Background of the Merger. In April 1995, RFSLA converted from mutual-to-stock form. Pursuant to this transaction, Reliance was established as the holding company for RFSLA and net proceeds of $3.6 million were raised. Following the mutual-to-stock conversion, Reliance was contacted from time to time by several institutions that expressed an interest in discussing possible business combinations. During this period, several merger transactions were announced and several more were completed involving financial institutions located in Reliance's market area. Also during this period, Reliance's management and the Reliance Board had several discussions with counsel relating to regulatory requirements and the general fiduciary duties of the Reliance Board in connection with a possible business combination involving Reliance, as well as the possible retention of an investment banking firm to provide financial advice regarding strategic alternatives available to Reliance.

           In July 1996, the Reliance Board retained RP Financial to assist Reliance in evaluating its existing operations, the strategic alternatives available to Reliance and the most appropriate strategy for the maximization of stockholder returns. The possible combination of Reliance with another financial institution was discussed as one of the options available to Reliance.

           In August 1996, RP Financial presented to the Reliance Board an analysis of various strategic alternatives for enhancing stockholder value, both on a stand-alone basis, as well as under a sale-of-control scenario. The analysis included the ability of various local and regional financial institutions to consummate an acquisition of Reliance, including those institutions that previously had expressed an interest in a business combination involving Reliance. The analysis: (i) assessed the strengths and weaknesses of Reliance and its current operating environment; (ii) projected Reliance's future financial condition and results of operations; (iii) compared the current acquisition value of Reliance with the present value of the estimated future acquisition value of Reliance, assuming Reliance continued to operate independently for a period of time; and (iv) analyzed potential acquisition partners.


           Based on this presentation, the Reliance Board concluded that it would be appropriate to consider alternatives to remaining independent and determined to solicit indications of interest in a possible affiliation with Reliance. The Reliance Board directed RP Financial to prepare a confidential memorandum describing background, market area, products and services offered, organizational information, and various public and non-public financial data (the "Memorandum") for distribution to potential acquirors. In
September 1996, RP Financial contacted a total of ten local and regional financial institutions that had either expressed interest in discussing an affiliation with Reliance or had been identified by RP Financial as potentially interested parties. Nine of such financial institutions executed confidentiality agreements and were provided copies of the Memorandum. After review of the Memorandum, three financial institutions expressed indications of interest in a combination involving Reliance.

           In October 1996, after reviewing these indications of interest, the Reliance Board directed RP Financial to contact twelve additional local and regional financial institutions identified by RP Financial that were believed to be potentially interested in pursuing a combination with Reliance. Five of these institutions executed confidentiality agreements with Reliance and were provided copies of the Memorandum. Indications of interest were received from two of such financial institutions.

           In October 1996, the Reliance Board reviewed the indications of interest from all parties, including an informal verbal acquisition proposal received from one such institution, and directed RP Financial to request certain additional information from the interested parties.


           On October 30, 1996, the Reliance Board met with the Chairman of the Board and the President of Allegiant, one such interested party. At this meeting, Allegiant's executive management described Allegiant's history, operating strategy and business philosophy. Following this meeting, in early November 1996, the Reliance Board agreed to provide Allegiant with the opportunity to conduct due diligence of Reliance with the objective of confirming the value set forth in Allegiant's preliminary indication of interest. The Reliance Board requested, and was granted, the opportunity to conduct due diligence on Allegiant. From November 13 through November 15, 1996, management of Allegiant and Reliance, along with their legal and financial advisors, conducted mutual due diligence.


           Following such due diligence, and after considering, among other things, the amount of the proposed consideration from Allegiant, the organizational and operational aspects of a business combination with Allegiant, the perceived financial and regulatory ability of Allegiant to complete an acquisition, as well as the stockholder returns that could be generated by Reliance under alternative strategies, the Reliance Board, on November 21, 1996, directed management, RP Financial and legal counsel to negotiate the terms of a merger agreement with Allegiant.

           On December 18, 1996, after additional consultation with its financial advisors, Allegiant revised its offer for Reliance by reducing the proposed exchange ratio by which shares of Reliance Common Stock would be exchanged for shares of Allegiant Common Stock. In response to this reduced exchange ratio, the Reliance Board directed RP Financial to discontinue negotiations with Allegiant, and to contact again each of the financial institutions that had indicated interest in Reliance during the months of September and October. By year end, all such parties had been contacted.

           In January 1997, these contacts resulted in proposals from three institutions, including a proposal from a local financial institution ("Interested Party") to acquire Reliance in a cash transaction, subject to due diligence. In late January 1997, the Interested Party conducted a due diligence review of Reliance and conducted management interviews. In
February 1997, the Interested Party submitted a written proposal for the acquisition of Reliance for cash consideration. Also in February 1997, Allegiant resubmitted its written proposal for the acquisition of Reliance at the revised exchange ratio, and with all other terms substantially unchanged from those set forth in the negotiated merger agreement from December 1996.

           On March 7, 1997, the Reliance Board met to analyze the offers from Allegiant and the Interested Party. Following such analysis, the Reliance Board authorized and directed RP Financial to pursue further negotiations with Allegiant. These negotiations resulted in an increase to the lower collar of the revised exchange ratio. On March 20, 1997, the Reliance Board convened a special meeting with its legal counsel and RP Financial. During this meeting, the Reliance Board considered the final negotiated merger agreement with Allegiant as well as the offer submitted by the Interested Party. Reliance's legal counsel and RP Financial responded to various questions from the directors. RP Financial rendered its oral and written opinion that the Merger Consideration was fair to Reliance's stockholders from a financial point of view. In addition, counsel reviewed the Merger Agreement, together with all exhibits, in detail and responded to questions from directors. Following the presentations, the Reliance Board unanimously voted to enter into the Merger Agreement with Allegiant, which was executed on March 20, 1997. Prior to the stock market opening on March 21, 1997, a joint press release was issued on behalf of Reliance and Allegiant.


           Subsequent to the announcement of the Merger Agreement, a registered representative of a St. Louis-based brokerage firm asserted a claim against Allegiant, alleging that such individual was owed a fee from Allegiant arising out of a purported oral agreement. Allegiant denied such liability and initiated an arbitration pursuant to the rules of the National Association of Securities Dealers, Inc. seeking a determination that Allegiant was not liable. Without admitting liability, in July 1997, Allegiant attained an agreement in principle to settle the claim for $100,000 payable upon completion of the Merger, in order to avoid the cost, distraction and uncertainty of arbitrating the claim on the merits. Such amount would be added to Allegiant's cost of the acquisition under purchase accounting.


           Reliance's Reasons and Board Recommendation.  The Reliance
Board believes that the Merger is fair to, and in the best interest of, Reliance and its stockholders. Accordingly, the Reliance Board has approved and adopted the Merger Agreement. The Reliance Board therefore recommends that stockholders vote "FOR" the approval and adoption of the Merger Agreement and the transactions contemplated thereby.

           In reaching its determination that the Merger is in the best interest of Reliance, the Reliance Board considered a number of factors, including, without limitation, the following:


                (i) The Reliance Board's familiarity with and review of Reliance's business, operations, financial condition, earnings and prospects, and a comparison of such factors with the business, operations, financial condition, earnings and prospects of Allegiant. In comparing the respective businesses of Allegiant and Reliance, the Reliance Board noted the following:

                       * The Merger will result in Reliance stockholders receiving stock in a substantially more diversified financial institution that the Reliance Board believed to be less exposed to downward trends in the local economy;

                       * Over the last several years, Allegiant has shown a substantially greater ability to increase its asset base than has Reliance;

                       * Due in large part to the proceeds of the mutual-to-stock conversion of RFSLA and the resulting overcapitalization of Reliance, its return on equity of 2.22% for the twelve months ended September 30, 1996 was substantially less than Allegiant's return on equity of 12.17% for the twelve months ended December 31, 1996; and

                       * The revised exchange ratio would permit Reliance stockholders to participate to the extent of the upper collar in the appreciation, if any, in the trading price of Allegiant Common Stock prior to the Effective Date, which was an important consideration to the Reliance Board in light of their belief that Allegiant's operations, financial condition, earnings and prospects compared favorably to Reliance's business, operations, financial condition, earnings and prospects.


                (ii) The current and prospective economic environment and competitive and regulatory constraints facing financial institutions, including Reliance. In this regard, the Reliance Board noted that Allegiant's financial resources give it the ability to invest in technology at a rate that provides Allegiant a competitive advantage over smaller institutions like Reliance. In addition, the Reliance Board considered certain of the risks of remaining independent, including, among other things, the limited potential to engage in acquisitions to further enhance stockholder value, as well as the costs and operational risks associated with systems upgrades that would be necessary for Reliance to maintain its competitiveness.


                (iii) Potential issues of management succession. In this regard, the Reliance Board considered, that upon the imminent retirement of Mr. Bowman, a suitable Chief Executive Officer would have to be recruited.

                (iv) The opinion of RP Financial that the Merger Consideration is fair, from a financial point of view, to the holders of Reliance Common Stock.

                 (v) The presentation to the Reliance Board by RP Financial with respect to the relationship of the consideration to be paid pursuant to the Merger Agreement to the recent and then-current market values, book value, tangible book value and earnings per share of Reliance Common Stock, and the prices and premiums paid in certain other similar transactions involving financial institutions.

                (vi) The Reliance Board's review of the alternative of continuing to remain independent in the analysis provided by RP Financial as to the future amount and growth of earnings necessary to provide Reliance stockholders with the same value, on a present value basis, as presented by the revised exchange ratio.

                (vii) The compatibility of the respective business, branches and operations of Allegiant and Reliance.

                (viii) The effect of the Merger on the employees and
                       customers of Reliance and RFSLA and the communities in which they operate.

                (ix) The tax-deferred nature of the transaction to Reliance stockholders, who generally will be able to defer recognition of any gain or loss for income tax purposes until such time as they sell the shares of Allegiant Common Stock received upon the consummation of the Merger.

           THE RELIANCE BOARD UNANIMOUSLY RECOMMENDS THAT
STOCKHOLDERS OF RELIANCE VOTE "FOR" THE PROPOSAL TO ADOPT THE
MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

           Allegiant's Reasons and Board Recommendations.  The
Allegiant Board considered a number of factors, including, among other things, the financial condition of Reliance and projected synergies which are anticipated to result from the Merger. The Allegiant Board concluded that the Merger presents an unique opportunity for Allegiant to increase its presence in the St. Louis SMSA through the acquisition of an established banking organization having operations in the targeted area. Allegiant's decision to pursue discussions with Reliance was primarily a result of Allegiant's assessment of the value of Reliance's strong capital position and franchise, its asset base within its area and the compatibility of the businesses of the two organizations.

OPINION OF FINANCIAL ADVISOR TO ALLEGIANT

           Allegiant has retained Stifel to act as its financial advisor in connection with rendering a fairness opinion with respect to the Merger. Stifel is an investment banking and securities firm with membership on all principal U.S. securities exchanges. As part of its investment banking activities, Stifel is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Stifel has rendered its opinion that, based upon and subject to the various considerations set forth therein, as of March 20, 1997 and the date of this Joint Proxy Statement/Prospectus, the Merger Consideration to be paid for each share of Reliance Common Stock resulted in consideration that was fair, from a financial point of view, to the holders of Allegiant Common Stock. Stifel is familiar with Allegiant, having acted as its financial advisor in connection with, and having participated in, the negotiations leading to the Merger Agreement. Representatives of Stifel participated in certain portions of the meeting of the Allegiant Board on March 20, 1997 where the proposed Merger was considered and certain officers of Allegiant were authorized to enter into the Merger Agreement.


           The full text of Stifel's opinion as of the date hereof, which sets forth the assumptions made, matters considered and limitations of the review undertaken, is attached as Annex A to this Joint Proxy
                                  -------
Statement/Prospectus and is incorporated herein by reference, and should be read in its entirety in connection with this Joint Proxy Statement/Prospectus. The summary of the opinion of Stifel set forth in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion. The March 20, 1997 oral opinion was substantially identical to the written opinion attached hereto. In connection with its written opinion dated as of the date of this Joint Proxy Statement/Prospectus, Stifel performed procedures to update certain of its analyses and reviewed the assumptions on which such analyses were based and the factors considered in connection therewith. In updating its opinion, Stifel did not utilize any methods of analysis in addition to those described.


         STIFEL'S OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE MERGER CONSIDERATION FROM A FINANCIAL POINT OF VIEW AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDERS OF ALLEGIANT COMMON STOCK AS TO HOW SUCH HOLDERS OF ALLEGIANT COMMON STOCK SHOULD VOTE AT THE ALLEGIANT SPECIAL MEETING OR AS TO ANY OTHER MATTER.


           In connection with its opinion dated the date hereof, Stifel reviewed and analyzed material bearing upon the financial and operating condition of Allegiant and Reliance and material prepared in connection with the Merger, including among other things: (a) the Merger Agreement and the Stock Option Agreement; (b) publicly available reports filed with the Commission by Allegiant and by Reliance; (c) certain other publicly available financial and other information concerning Allegiant and Reliance and the trading markets for the publicly traded securities of Allegiant and Reliance;
(d) certain other internal information, including projections for Allegiant and Reliance, relating to Allegiant and Reliance prepared by the management of Allegiant and Reliance and furnished to Stifel for purposes of its analysis; and (e) publicly available information concerning certain other banks and bank holding companies, savings banks and savings and loan associations, savings and loan holding companies, the trading markets for their securities and the nature and terms of certain other merger and acquisition transactions believed relevant to its inquiry. Stifel also met with certain officers and representatives of Allegiant and Reliance to discuss the foregoing as well as other matters relevant to its inquiry, including the past and current business operations, results of regulatory examinations, financial condition and future prospects of Allegiant and Reliance, both separately and on a combined basis. In addition, Stifel reviewed the reported price and trading activity for Allegiant Common Stock and Reliance Common Stock, compared certain financial and stock market information for Allegiant and Reliance with similar information for certain other companies, the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the commercial banking and thrift industries, and performed such other studies and analyses as it considered appropriate. Stifel also took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuations and knowledge of the commercial banking and thrift industries generally.


           In conducting its review and arriving at its opinion, Stifel relied upon and assumed the accuracy and completeness of the financial and other information provided to it or publicly available and did not attempt independently to verify the same. Stifel has relied upon the managements of Allegiant and Reliance as to the reasonableness and achievability of the projections (and the assumptions and basis therefor) provided to Stifel, and assumed that such projections, including, without limitation, projected cost savings and operating synergies resulting from the Merger, reflected the best currently available estimates and judgments of such Allegiant management and Reliance representatives and that such projections would be realized in the amounts and time periods estimated. Stifel also assumed, without independent verification, that the aggregate allowances for loan losses for Allegiant and Reliance were adequate to cover such losses. Stifel did not conduct physical inspections of any of the properties or assets of Allegiant or Reliance, and Stifel did not make or obtain, and was not furnished with, any evaluations or appraisals of any properties, assets or liabilities of Allegiant and Reliance. Stifel was retained by the Allegiant Board to express an opinion as to the fairness, from a financial point of view, to the holders of Allegiant Common Stock of the Merger Consideration.


           In connection with rendering its opinion to the Allegiant Board, Stifel performed a variety of financial analyses that are summarized below.
The summary of the presentations by Stifel to the Allegiant Board as set forth herein does not purport to be a complete description of such presentations. Stifel believes that its analysis and the summary set forth herein must be considered as a whole and that selecting portions of such analyses and the facts considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and processes underlying its opinions. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In its analyses, Stifel made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Allegiant or Reliance. Any estimates contained in Stifel's analyses are not necessarily indicative of actual future values or results, which may be significantly more or less favorable than suggested by such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the actual prices at which companies or their securities actually may be sold. No company or transaction utilized in Stifel's analyses was identical to Allegiant or Reliance or the Merger. Accordingly, such analyses are not based solely on arithmetic calculations; rather, they involve complex considerations and judgments concerning differences in financial and operating characteristics of the relevant companies, the timing of the relevant transactions, and prospective buyer interest, as well as other factors that could affect the public trading values of the company or companies to which they are being compared. None of the analyses performed by Stifel was assigned a greater significance by Stifel than any other.

           The following is a summary of the financial analyses performed by Stifel in connection with providing its oral opinion to the Allegiant Board on
March 20, 1997, which was updated by a written opinion dated as of July   ,
1997.

           Contribution Analysis. Stifel reviewed certain projected financial information for the estimated twelve month period ending
December 31, 1997 including total assets, loans and total deposits and compared the percentage contribution of Reliance to the pro forma combined figures for Allegiant and Reliance and to the percentage of total outstanding Allegiant Common Stock that would be owned by the Reliance stockholders as a result of the Merger. The contribution analysis showed, among other things, that Reliance would contribute 6.6% of combined total assets, 5.7% of combined loans and 6.1% of combined total deposits, while receiving 21.7% of the outstanding shares in the combined institution. Ownership figures are based on an exchange ratio of 1.6741 shares of Allegiant Common Stock for each share of Reliance Common Stock outstanding.

           Accretion/Dilution Summary. Stifel reviewed certain estimated future operating and financial information developed by both Allegiant and Reliance for the pro forma combined entity resulting from the Merger for the projected twelve month period ending December 31, 1998. Based on this analysis, Stifel compared Allegiant's estimated future stand-alone per share earnings with such projected figures for the pro forma combined entity for this twelve month period. The Merger is projected to be dilutive on a projected pro forma basis with respect to earnings per share. Stifel also reviewed certain estimated future financial information developed by both Allegiant and Reliance for the pro forma combined entity resulting from the Merger for the period ending December 31, 1997. Based on this analysis, Stifel compared Allegiant's stand-alone book value per share and tangible book value with such calculated figures for the pro forma combined entity at December 31, 1997. The Merger is accretive on a pro forma basis with respect to book value per share, and tangible book value per share is not materially changed as a result of the Merger.

           Pro Forma Effect on Financial Condition. Stifel reviewed certain estimated future operating and financial information developed by both Allegiant and Reliance for the pro forma combined entity resulting from the Merger for the projected twelve month period ending December 31, 1997. Based on this analysis, Stifel compared certain of Allegiant's estimated future stand-alone capital ratios with such projected figures for the pro forma combined entity for this twelve month period. The Merger is projected to improve certain of Allegiant's capital ratios, including: total equity to total assets; tangible total equity to total assets; and parent company long-term debt to equity.

           Present Value Analysis. Applying discounted cash flow analysis to the theoretical future earnings and dividends of Allegiant and Reliance, Stifel compared the calculated value of a share of Allegiant Common Stock to the calculated value of a share of the combined entity. The analysis was based upon a range of assumed returns on assets, an assumed annual asset growth rate, current dividend rates, a range of assumed price/earnings ratios and a 15% discount rate. Stifel selected the range of terminal price/earnings ratios on the basis of past and current trading multiples for Allegiant and other commercial banks. Based on this analysis, Stifel concluded that the Merger increases the calculated value of a share of Allegiant Common Stock if the combined entity achieves returns on assets approximately twelve basis points above the level achieved by Allegiant on a stand-alone basis.

           Discounted Cash Flow Analysis. Based upon estimates provided by management of the future earnings and the range of profit improvements for the pro forma combined entity, Stifel estimated the present value of future dividends available to be paid to Allegiant under various scenarios assuming Reliance maintains a capital level of approximately 6.5% of assets. Based upon management's estimated profitability ranges and a range of discount rates, under Allegiant ownership, Reliance could theoretically produce future cash flows to Allegiant with a present value ranging from $7.5 million to $11.8 million.

           Summary Analysis of Thrift Merger Transactions. Stifel analyzed certain information relating to transactions in the thrift industry, including median information for 88 acquisitions announced in the United States between March 14, 1996 and March 14, 1997, as well as for 27 thrift acquisitions announced in the Midwest Region of the United States during the same time period. Stifel also analyzed 14 thrift acquisitions announced in the Midwest Region of the United States between January 1, 1996 and March 14, 1997 involving sellers with total assets of less than $100 million. Stifel also analyzed 38 thrift acquisitions announced in the United States between January 1, 1995 and

March 14, 1997 involving sellers with equity to assets ratios in excess of 12% and total assets of less than $500 million (the "Selected Transactions"). Stifel calculated the following ratios with respect to the Merger and the Selected Transactions:


                                      Allegiant/                Selected Transactions
                                       Reliance                 ---------------------
Ratios                                  Merger        Mean       Median      Minimum     Maximum
------                                ----------      ----       ------      -------     -------
Deal price per share/Book value          134.23%     134.41%     127.93%     104.29%     198.34%
Deal price per share/Tangible
  book value                             134.23      143.37%     128.40%     104.29%     381.86%
Adjusted deal price/6.50% equity         221.40      197.01%     189.06%     106.05%     317.41%
Deal price per share/Last 12
  months earnings per share<F*>           23.98x      26.92x      23.17x      11.32x      65.50x
Deal price/Assets                         30.94%      24.07%      23.62%      13.47%      39.05%
Premium over tangible book
  value deposits                          10.67%       8.83%       7.25%       1.25%      24.70%
Deal price/deposits                       41.85%      32.15%      29.51%      19.24%      54.82%

------------
<F*>Excludes non-recurring SAIF assessment


           No company or transaction used in the above analyses as a comparison is identical to Reliance, Allegiant or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other facts that could affect the public trading of the companies to which they are being compared.

           As described above, Stifel's opinion and presentation to the Allegiant Board were among the many factors taken into consideration by the Allegiant Board in making its determination to approve the Merger.

           For Stifel's services in connection with the Merger, Allegiant has agreed to pay Stifel $150,000 pursuant to the terms of an engagement letter and has agreed to reimburse Stifel for certain out-of-pocket expenses. Pursuant to the engagement letter, Allegiant has agreed to indemnify Stifel, its affiliates and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws.

           In the ordinary course of business, Stifel actively trades equity securities of Allegiant and Reliance for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

OPINION OF FINANCIAL ADVISOR TO RELIANCE


           The Reliance Board retained RP Financial in July 1996 as its financial advisor to evaluate strategic alternatives. Subsequently, if appropriate, RP Financial would ascertain the interest in an acquisition of Reliance by regional financial institutions, including those that previously expressed interest in acquiring Reliance, negotiate financial terms with prospective acquirors and render its opinion with respect to the Merger Consideration from a financial point of view to Reliance's stockholders in the event Reliance entered into an agreement to be acquired. In requesting RP Financial's advice and opinion, the Reliance Board did not give any special instructions to RP Financial, nor did it impose any limitations upon the scope of the investigation that RP Financial might wish to conduct to enable it to give its opinion. RP Financial has delivered to Reliance its written opinion dated March 20, 1997, and its updated opinion as of July --, 1997, to the effect that, based upon and subject to the matters set forth therein, as of the date thereof, the Merger Consideration is fair to the holders of Reliance Common Stock from a financial point of view. The opinion of RP Financial is directed toward the consideration to be received by Reliance stockholders and does not constitute a recommendation to any Reliance stockholder to vote in favor of approval of the Merger Agreement. A copy of the RP Financial opinion is set forth as Annex B to this
                                                              -------
Joint Proxy Statement/Prospectus and should be read in its entirety by stockholders of Reliance. RP Financial has consented to the inclusion and description of its written opinion in this Joint Proxy Statement/Prospectus.


           RP Financial was selected by Reliance to act as its financial advisor because of RP Financial's expertise in the valuation of businesses and their securities for a variety of purposes, including its expertise in connection with mergers and acquisitions of savings and loan associations, savings banks, savings and loan holding companies, commercial banks and bank holding companies. RP Financial had also previously provided the analysis as to Reliance's pro forma market value in connection with RFSLA's conversion from mutual to stock form. Pursuant to a letter agreement dated July 15, 1996, and executed by Reliance on July 30, 1996 (the "Engagement Letter"), RP Financial estimates that it will receive from Reliance total professional fees of approximately $50,000, of which $35,000 has been paid to date, plus reimbursement of certain out-of-pocket expenses, for its services in connection with the Merger. In addition, Reliance has agreed to indemnify and hold harmless RP Financial, any affiliates of RP Financial, and the respective members, managers, officers, agents and employees of RP Financial or their successors and assigns who act for or on behalf of RP Financial in connection with the services called for under this agreement from and against any and all losses, claims, damages and liabilities (including, but not limited to, all losses and expenses in connection with claims under the federal securities laws) attributable to: (i) any untrue statement or alleged untrue statement of a material fact contained in the financial statements or other information furnished or otherwise provided by Reliance to RP Financial, either orally or in writing; (ii) the omission or alleged omission of a material fact from the financial statements or other information furnished or otherwise made available by Reliance to RP Financial; or (iii) any action or omission to act by Reliance, or Reliance's respective officers, directors, employees or agents which action or omission is willful or negligent. Reliance will be under no obligation to indemnify RP Financial hereunder if a court determines that RP Financial was negligent or acted in bad faith with respect to any actions or omissions of RP Financial related to a matter for which indemnification is sought hereunder. In addition, if RP Financial is entitled to indemnification from Reliance under the agreement and in connection therewith incurs legal expenses in defending any legal action challenging the opinion of RP Financial where RP Financial is not negligent or otherwise at fault or is found by a court of law to be not negligent or otherwise at fault, Reliance will indemnify RP Financial for all reasonable expenses.


           In rendering its fairness opinion, RP Financial reviewed and analyzed the following material, the most recent of which includes: (i) the Merger Agreement including exhibits; (ii) financial and other information for Reliance, all with regard to balance and off-balance sheet composition, profitability, interest rates, volumes, maturities, trends, credit risk, interest rate risk, liquidity risk and operations including (a) audited financial statements for the fiscal years ended September 30, 1992 through 1996, (b) stockholder, regulatory and internal financial and other reports through March 31, 1997, (c) the conversion prospectus, dated February 13,
1995, (d) the most recent proxy statement for Reliance and (e) Reliance's management and Board comments regarding past and current business, operations, financial condition and future prospects; and (iii) financial and other information for Allegiant including (a) audited financial statements for the fiscal years ended December 31, 1995 and 1996, incorporated in Allegiant's Annual Report to Shareholders, (b) Quarterly Report on Form 10-Q for the three months ended March 31, 1997, (c) regulatory and internal financial and other reports through December 31, 1996, (d) Allegiant's Registration Statement on Form S-3 as filed with the Commission on January 22, 1997 in conjunction with Allegiant's rights offering and (e) Allegiant's management comments regarding past and current business, operations, financial condition and future prospects. Additionally, RP Financial reviewed certain information pertaining to Allegiant's proposed branch acquisition and considered the resulting pro forma capital position and earnings per share estimated by Allegiant.


           In rendering its opinion, RP Financial relied, without independent verification, on the accuracy and completeness of the information concerning Reliance as furnished by Reliance to RP Financial for review for purposes of its opinion, as well as publicly-available information regarding other financial institutions and economic data. Reliance did not restrict RP Financial as to the material it was permitted to review. RP Financial did not perform or obtain any independent appraisals or evaluations of the assets and liabilities and potential and/or contingent liabilities of Reliance.

           RP Financial expresses no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the Merger as set forth in the Merger Agreement to be consummated. In rendering its opinion, RP Financial assumed that in the course of obtaining the necessary regulatory and governmental approvals for the Merger, no restriction will be imposed on Allegiant that would have a material adverse effect on the ability of the Merger to be consummated as set forth in the Merger Agreement.


           RP Financial's opinion was based solely upon the information available to it and the economic, market and other circumstances as they existed as of March 20, 1997 and July ---, 1997; events occurring after the most recent date could materially affect the assumptions used in preparing the opinion.

           In connection with rendering its opinion dated March 20, 1997, and updated as of July ---, 1997, RP Financial performed a variety of financial analyses that are summarized below. Although the evaluation of the fairness, from a financial point of view, of the Merger Consideration was to some extent subjective based on the experience and judgment of RP Financial, and not merely the result of mathematical analyses of financial data, RP Financial relied, in part, on the financial analyses summarized below in its determinations. Additionally, RP Financial considered the lower indications of interest from regional financial institutions with the perceived ability to consummate an acquisition of Reliance, and the potential tax impact of such indicated consideration. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. RP Financial believes its analyses must be considered as a whole and that selecting portions of such analyses and factors considered by RP Financial without considering all such analyses and factors could create an incomplete view of the process underlying RP Financial's opinion. In its analyses, RP Financial took into account its assessment of general business, market, monetary, financial and economic conditions, industry performance and other matters, many of which are beyond the control of Reliance and Allegiant, as well as RP Financial's experience in securities valuation, its knowledge of financial institutions and its experience in similar transactions. With respect to the comparable transactions analysis described below, no public company utilized as a comparison is identical to Reliance and such analyses necessarily involve complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the acquisition values of the companies concerned. The analyses were prepared solely for purposes of RP Financial providing its opinion as to the fairness of the Merger Consideration and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Any estimates contained in RP Financial's analyses are not necessarily indicative of future results of values, which may be significantly more or less favorable than such estimates. None of the analyses performed by RP Financial was assigned a greater significance by RP Financial than any other.


           Comparable Transactions Analysis.  RP Financial compared the
Merger on the basis of stated multiples of reported earnings, tangible book value, assets and core deposit premium of Reliance implied by the Merger Consideration to be paid to the holders of Reliance Common Stock with the same ratios in pending and completed acquisitions of: (a) financially comparable publicly traded savings and loan associations, savings banks and savings and loan holding companies; (b) financially comparable non-publicly traded savings and loan associations, savings banks and savings and loan holding companies; and (c) Missouri savings and loan associations, savings banks and savings and loan holding companies.


           The financially comparable acquisitions of publicly traded institutions completed from 1995 to date included 22 institutions with assets up to $500 million. The acquisition pricing ratios of this group were:
(i) price/earnings ratios ranging from 12.79 to 38.53 times, with a median of
22.64 times; (ii) price/tangible book ratios ranging from 111 to 184 percent, with a median of 129 percent; (iii) price/assets ratios ranging from 10.09 to
37.18 percent, with a median of 22.44 percent; and (iv) core deposit premiums of 2.91 to 20.17 percent, with a median of 7.17 percent. The financially comparable acquisitions of publicly traded institutions that are currently pending included 2 institutions with assets of less than $100 million. The acquisition pricing ratios of this group were: (i) price/earnings ratios ranging from 24.56 to 43.62 times, with a median of 34.09 times;
(ii) price/tangible book ratios ranging from 115 to 161 percent, with a median of 138 percent; (iii) price/assets ratios ranging from 19.49 to 26.83 percent, with a median of 23.16 percent; and (iv) core deposit premiums of 4.22 to
13.84 percent, with a median of 9.03 percent.

           The non-publicly-traded financially comparable acquisitions currently pending or completed since 1995 included 20 institutions with assets less than $140 million. The acquisition pricing ratios of this group were:
(i) price/earnings ratios ranging from 14.50 to 35.79 times, with a median of
24.07 times; (ii) price/tangible book ratios ranging from 96 to 170 percent, with a median of 132 percent; (iii) price/assets ratios ranging from 10.52 to
35.63 percent, with a median of 20.44 percent; and (iv) core deposit premiums of negative 2.35 to positive 16.14 percent, with a median of 7.12 percent.

           The Missouri acquisitions currently pending or completed since 1995 included nine institutions with assets ranging from $41 million to $9.0 billion. The acquisition pricing ratios of this group were:
(i) price/earnings ratios ranging from 12.79 to 35.79 times, with a median of
23.17 times; (ii) price/tangible book ratios ranging from 117 to 210 percent, with a median of 133 percent; (iii) price/assets ratios ranging from 8.90 to
27.61 percent, with a median of 14.56 percent; and (iv) core deposit premiums of 2.07 to 18.49 percent, with a median of 8.12 percent.

           In comparison to all four groups, Reliance was generally smaller, better capitalized and possessed a comparable to stronger level of core profitability as measured by core return on average assets and lower core return on equity. Further, Reliance's acquisition pricing ratios for price/earnings, price/tangible book, price/assets and core deposits premium exceeds the median ratios of these four groups assuming the Average Allegiant Price was equal to the last reported sale price of Allegiant Common Stock on the Nasdaq on July 10, 1997 ($17.00). Specifically, the Merger Consideration of $24.27, based on the Exchange Ratio and the Average Allegiant Price as of July 10, 1997 indicated the following pricing ratios for shares of Reliance Common Stock, based on financial statements as of or for the 12 months ended
March 31, 1997: 43.34 times core earnings; 151.21 percent of reported tangible book value; 33.29 percent of assets; and 14.84 percent premium on core deposits.


           No company or transaction used in this composite is identical to Reliance or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved and other factors that could affect the public trading values of the securities of the company or companies to which they are being compared.

           Discounted Cash Flow Analysis. Using a discounted cash flow analysis, RP Financial estimated the present value of future dividends based on Reliance's current payout ratio and potential growth in the payout ratio and the present value of the sale-of-control value at the end of the fifth year under alternative strategies, reflecting a range of multiples to tangible book value. Alternative strategies analyzed included a base case scenario, a stock repurchase scenario, a rapid growth scenario, a profit improvement scenario, an earnings improvement scenario, an aggressive growth scenario and a special dividend scenario. The price/tangible book multiples incorporated in RP Financial's analysis were derived from the comparable transaction analysis discussed above. The dividend streams and sale-of-control values were then discounted to present values based on discount rates selected after examining the earnings capitalization rate of publicly-traded thrifts, the Treasury yield curve (i.e., the risk-free rate) and perceived investment risks in the Reliance Common Stock. The Merger Consideration exceeds the upper end of the range of present values of the future dividends and range of sale-of-control values derived from the individual strategic scenarios. For example, the present values derived from the individual strategic scenarios using a 12 percent discount rate and price/tangible book value multiples of 1.15 times to 1.45 times implies a range of values from roughly $13.00 to $16.50 per share.


           Pro Forma Impact Analysis. RP Financial evaluated the estimated financial impact of the Merger on the potential for increased liquidity of Allegiant Common Stock, the enhanced ability to pursue growth (including through acquisitions) and expanded market coverage. RP Financial's analysis considered the financial condition and operations of Allegiant on a stand-alone basis at March 31, 1997 versus the pro forma impact of the Merger. RP Financial considered that the Merger is estimated to be accretive to Allegiant's pro forma tangible book value per share and initially dilutive to reported earnings per share before incorporating anticipated merger synergies and leveraging Allegiant's increased tangible capital level. RP Financial also considered Allegiant's pro forma cash earnings per share. RP Financial considered the impact of the Merger on Allegiant's key financial characteristics, per share data and resulting pricing ratios, as well as Allegiant's longer run strategic objectives.

           As described above, RP Financial's opinion and presentation to the Reliance Board was one of many factors taken into consideration by the Reliance Board in making its determination to approve the Merger Agreement. Although the foregoing summary describes the material components of the analyses presented by RP Financial to the Reliance Board on March 20, 1997 and updated as of July __, 1997, in connection with its opinion as of those dates, it does not purport to be a complete description of all the analyses performed by RP Financial and is qualified by reference to the written opinion of RP Financial set forth as Annex B hereto, which Reliance's stockholders are
                       -------
urged to read in its entirety.


CONDITIONS OF THE MERGER

      The respective obligations of Allegiant and Reliance to consummate the Merger are subject to the satisfaction of certain mutual conditions, including the following:

            (1) The Merger Agreement shall be adopted by the holders of a majority of the outstanding shares of Reliance Common Stock at the Reliance Annual Meeting and approved by the holders of at least two-thirds of the outstanding shares of Allegiant Common Stock at the Allegiant Special Meeting.

            (2) The Merger Agreement and the transactions contemplated therein shall have been approved by the Federal Reserve
      Board, the OTS and any other federal and/or state regulatory agency whose approval is required for the consummation of the transactions contemplated therein, and all waiting periods after such approvals required by law or regulation shall have been satisfied.

            (3) The Registration Statement of which this Joint Proxy Statement/Prospectus is a part, registering shares of Allegiant Common Stock to be issued in the Merger, shall have been declared effective and not be subject to a stop order or any threatened stop order.


            (4) Neither Reliance nor Allegiant shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger.

            (5) At the time of filing the Registration Statement and at the Closing Date, Reliance and Allegiant each shall have received from Thompson Coburn an opinion reasonably satisfactory in form and substance to them, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code and to the effect that, as a result of the Merger, except with respect to fractional share interests and assuming that such Reliance Common Stock is a capital asset in the hands of the holder thereof at the Effective Time: (i) holders of Reliance
      Common Stock who receive Allegiant Common Stock in the
      Merger will not recognize gain or loss for federal income tax purposes upon receipt of such stock; (ii) the basis of such Allegiant Common Stock will equal the basis of the Reliance Common Stock for which it is exchanged; and (iii) the holding period of such Allegiant Common Stock will include the holding period of the Reliance Common Stock for which it is exchanged.


      The obligation of Allegiant to consummate the Merger is subject to the satisfaction, unless waived, of certain other conditions, including the following:

            (1) The representations and warranties of Reliance made in the Merger Agreement shall be true and correct in all material respects as of March 20, 1997 and as of the Effective Time
      (as though made on and as of the Effective Time, except:
      (i) to the extent such representations and warranties are by their express provisions made as of a specific date;
      (ii) where the facts which caused the failure of any representations or warranty to be so true and correct have not resulted, and are not likely to result, in a material adverse effect on Reliance and its subsidiaries, taken as a whole; and (iii) for the effect of transactions contemplated by the Merger Agreement) and Allegiant shall have received a certificate of the President of Reliance to that effect.

            (2) Reliance shall have performed in all material respects all obligations required to be performed by Reliance under the Merger Agreement prior to the Effective Time, and Allegiant shall have received a certificate of the President of Reliance to that effect.

            (3) Reliance shall have obtained any and all material permits, authorizations, consents, waivers and approvals required for the lawful consummation by it of the Merger.

            (4) Since March 20, 1997, there shall not have been any event that would constitute or result in a material adverse effect on Reliance and it subsidiaries, taken as a whole.

            (5) Reliance shall have delivered to Allegiant an opinion of Luse Lehman Gorman Pomerenk & Schick, counsel to Reliance, dated as of the Closing Date, regarding certain legal matters.


            (6) Immediately prior to the Closing, the total stockholders' equity account of Reliance, determined in accordance with generally accepted accounting principles on a basis consistent with Reliance's financial statements, shall be not less than $6,500,000, as reasonably determined by BDO Seidman, LLP, Allegiant's independent public accountant, in consultation with Michael Trokey & Company, P.C., Reliance's independent public accountant; provided, however, that for purposes of calculating total stockholders' equity, Reliance's expenses associated with the payout of severance payments to Reliance's employees as a result of the Merger will not be counted.

            (7) Allegiant shall have received an opinion of Stifel, dated as of the date of the mailing of this Joint Proxy
      Statement/Prospectus, to the effect that the consideration to be paid by Allegiant to Reliance's stockholders as a result of the Merger is fair from a financial point of view, which opinion shall not have been withdrawn at or prior to the Closing.

            (8) Reliance shall have taken, and caused RFSLA to have taken, all actions required by the Merger Agreement to (i) amend the Charter of RFSLA to eliminate the ten percent ownership limitation and (ii) to change the name of RFSLA to Allegiant Bank, FSB.

            (9) Reliance shall have taken, and caused RFSLA to have taken, all actions required by the Merger Agreement to amend the Bylaws of RFSLA to increase the size of the Board of Directors of RFSLA by two members.

            (10) Reliance shall have taken, and caused RFSLA to have taken, all actions required by the Merger Agreement to withdraw RFSLA from the Financial Institutions Retirement Plan (the "Retirement Plan") prior to the Effective Time, including, but not limited to, paying any and all amounts due to the Retirement Plan upon such withdrawal, which amounts shall not exceed $50,000 in the aggregate.

      Reliance's obligation to consummate the Merger is subject to the satisfaction, unless waived, of certain other conditions, including the following:

            (1) The representations and warranties of Allegiant made in the Merger Agreement shall be true and correct in all material respects as of March 20, 1997 and as of the Effective Time
      (as though made on and as of the Effective Time, except:
      (i) to the extent such representations and warranties are by their express provisions made as of a specific date;
      (ii) where the facts which caused the failure of any representation or warranty to be so true and correct have not resulted, and are not likely to result, in a material adverse effect on Allegiant and its subsidiaries, taken as a whole; and (iii) for the effect of transactions contemplated by the Merger Agreement) and Reliance shall have received a certificate of the President of Allegiant to that effect.

            (2) Allegiant shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement prior to the Effective Time, and Reliance shall have received a certificate from the President of Allegiant to that effect.

            (3) Allegiant shall have obtained any and all material permits, authorizations, consents, waivers and approvals required for the lawful consummation of the Merger.

            (4) Since March 20, 1997, there shall not have been any event that would constitute or result in a material adverse effect on Allegiant and its subsidiaries, taken as a whole.

            (5) Allegiant shall have delivered to Reliance an opinion of Thompson Coburn, counsel to Allegiant, dated as of the Closing Date regarding certain legal matters.

            (6) The Average Allegiant Price shall be greater than or equal to $11.35 per share.

            (7) Reliance shall have received an opinion of RP Financial, dated as of the date of the mailing of this Proxy Statement, to the effect that the consideration to be received by Reliance's stockholders in the Merger is fair from a financial point of view, which opinion shall not have been withdrawn at or prior to the Closing.

REPRESENTATIONS AND WARRANTIES

      The Merger Agreement contains extensive representations and warranties by Reliance and Allegiant. These include, among other things, representations and warranties of Reliance as to: (i) the organization and good standing of it and its subsidiaries; (ii) its capital structure; (iii) its authority relative to the execution and delivery of, and performance of its obligations under, the Merger Agreement; (iv) the documents, including financial statements and other reports, filed by Reliance with the applicable regulatory authorities; (v) title to and condition of assets; (vi) real property; (vii) taxes; (viii) the absence of material adverse changes since December 31, 1996;
(ix) loans, commitments and contracts; (x) the absence of material conflicts between its obligations under the Merger Agreement and its charter documents and material contracts to which it is a party or by which it is bound; (xi) litigation and other proceedings; (xii) directors' and officers' insurance;
(xiii) compliance with laws; (xiv) labor; (xv) the existence of certain material interests of certain persons; (xvi) allowance for loan and lease losses and nonperforming assets; (xvii) employee benefit plans and related matters; (xviii) the absence of undisclosed liabilities; (xix) the accuracy of the information supplied by Reliance for inclusion in this Joint Proxy Statement/Prospectus and related documents; (xx) the absence of registration obligations with respect to Reliance Common Stock; (xxi) the absence of actions that would prevent the contemplated transactions from qualifying as a reorganization within the meaning of Section 368 of the Code; (xxii) obligations to brokers and finders; and (xxiii) the absence of interest rate management instruments.

      Allegiant's representations and warranties include, among other things, those as to: (i) its organization and good standing; (ii) its capital structure; (iii) its authority relative to the execution and delivery of, and performance of its obligations under, the Merger Agreement; (iv) the documents, including financial statements and other reports, filed by Allegiant with applicable regulatory authorities, (v) the absence of material adverse changes since December 31, 1996; (vi) litigation; (vii) the accuracy of the information supplied by Allegiant for inclusion in this Joint Proxy Statement/Prospectus and related documents; (viii) the absence of obligations to brokers and finders; (ix) the absence of actions that would prevent the contemplated transactions from qualifying as a reorganization within the meaning of Section 368 of the Code; and (x) obligations to brokers and finders.

TERMINATION, WAIVER AND AMENDMENT OF THE MERGER AGREEMENT


      The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after adoption by Reliance's stockholders,
(i) by mutual consent of the Allegiant Board and the Reliance Board, or (ii) unilaterally by the Allegiant Board or the Reliance Board: (A) at any time after December 31, 1997, if the Merger has not been consummated by such date (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement); (B) if the Federal Reserve Board or any other federal and/or state regulatory authority whose approval is required for consummation of the transactions contemplated by the Merger Agreement shall have issued a final nonappealable denial of such approval; (C) if the stockholders of Reliance shall not have adopted the Merger Agreement at the Reliance Annual Meeting or at any adjournment thereof; or (D) if the shareholders of Allegiant shall not have approved the Merger Agreement at the Allegiant Special Meeting or at any adjournment thereof; or (E) in the event of a material volitional breach by the other party of any representation, warranty or agreement contained in the Merger Agreement, which breach is not cured within 30 days after written notice thereof is given to the breaching party by the nonbreaching party or is not waived by the nonbreaching party during such period. The Allegiant Board may terminate the Agreement in certain circumstances if the cost of taking remedial or other corrective actions with respect to certain environmental matters exceeds the sum of

$50,000, or if the cost of such actions cannot be reasonably estimated with any reasonable degree of certainty. The Reliance Board may terminate the Agreement if, due to an unsolicited acquisition proposal, it would be a breach of its fiduciary duties to hold the Reliance Annual Meeting and to recommend that Reliance's stockholders adopt the Merger Agreement or present the Merger Agreement at the Reliance Annual Meeting. No assurance can be given that the Merger will be consummated on or before December 31, 1997 or that Allegiant or Reliance will not elect to terminate the Merger Agreement if the Merger has not been consummated on or before such date.


      In the event of termination of the Merger Agreement, it shall become void and there shall be no liability on the part of any party or their respective officers and directors except, that: (i) confidentiality and indemnification obligations shall survive termination; (ii) Allegiant shall pay all printing and mailing expenses and filing fees associated with the Registration Statement, this Joint Proxy Statement/Prospectus and regulatory applications; and (iii) in the case of termination due to continued material breach after notice and opportunity to cure, the breaching party shall not be relieved of liability to the nonbreaching party arising from the willful nonperformance of any covenant in the Merger Agreement.

      Any term, condition or provision of the Merger Agreement, including, without limitation, the conditions to the consummation of the Merger and the restrictions described under "--Business Pending the Merger," may be (i) waived in writing at any time by the party that is, or whose shareholders or stockholders, as the case may be, are, entitled to the benefits thereof, or
(ii) amended at any time by written agreement of the parties approved by or on behalf of their respective Boards of Directors, whether before or after the Allegiant Special Meeting or the Reliance Annual Meeting; provided, however, that after adoption of the Merger Agreement by the stockholders of Reliance at the Reliance Annual Meeting no such modification may (y) alter or change the amount or kind of consideration to be received by the Reliance stockholders in the Merger, or (z) adversely affect the tax treatment to Reliance stockholders as a result of receiving the shares of Allegiant Common Stock in the Merger.

INDEMNIFICATION

      Reliance and Allegiant have agreed to indemnify each other and the officers, directors and controlling persons of each other against any losses, claims, damages or liabilities to which any such party may become subject under federal or state laws or regulations, to the extent that such loss, claim, damage or liability is based primarily upon information furnished to the party subject to such liability by the other party, or out of an omission by such other party to state a necessary or material fact in the Registration Statement of which this Joint Proxy Statement/Prospectus is a part.

CLOSING DATE

      The Merger shall become effective upon the later of (i) the issuance of the certificate of merger by the Office of the Secretary of State of the State of Missouri and (ii) the filing of a certificate of merger with the Office of the Secretary of State of the State of Delaware. Unless otherwise mutually agreed in writing by the parties, subject to the terms and conditions of the Merger Agreement, the Effective Time shall occur on such date as Allegiant shall notify Reliance in writing (such notice to be at least five business days in advance of the Effective Time) but (i) not earlier than the satisfaction of all conditions set forth in the Merger Agreement (the "Approval Date") and (ii) not later than the first business day of the first full calendar month commencing at least five business days after the Approval Date.

      The Closing shall take place at 10:00 a.m. Central Time, on the date that the Effective Time occurs at the offices of Thompson Coburn, St. Louis, Missouri, or at such other time and place as Allegiant and Reliance shall agree.

SURRENDER OF RELIANCE STOCK CERTIFICATES AND RECEIPT OF ALLEGIANT
COMMON STOCK

      At the Effective Time, each outstanding share of Reliance Common Stock will be converted into the right to receive 1.6741 shares of Allegiant Common Stock, subject to possible adjustment. See "--General Description of the Merger." Each holder of Reliance Common Stock, upon submission to the Exchange Agent of a properly executed letter of transmittal and surrender to the Exchange Agent of the stock certificate(s) formerly representing shares of Reliance Common Stock, will be entitled to receive a stock certificate(s) evidencing the shares of Allegiant Common Stock to which such stockholder is entitled.

      As soon as practicable following the Effective Time, the Exchange Agent will mail to each Reliance stockholder of record as of the Effective Time notification of the consummation of the Merger. The Exchange Agent will also provide a letter of transmittal and instructions as to the procedure for the surrender of the stock certificates evidencing the Reliance Common Stock and the receipt of shares of Allegiant Common Stock. It will be the responsibility of each holder of Reliance Common Stock to submit all certificates formerly evidencing such holder's shares of Reliance Common Stock to the Exchange Agent. No dividends or other distribution will be paid to a former Reliance stockholder with respect to shares of Allegiant Common Stock until such stockholder's properly completed letter of transmittal and stock certificates formerly representing Reliance Common Stock, or, in lieu thereof, such evidence of a lost, stolen or destroyed certificate and/or such insurance bond as the Exchange Agent may reasonably require in accordance with customary exchange practices, are delivered to the Exchange Agent. All dividends or other distributions on the Allegiant Common Stock declared between the Closing Date and the date of the surrender of a Reliance stock certificate will be held for the benefit of the stockholder and will be paid to the stockholder, without interest thereon, upon the surrender of such stock certificate(s) or documentation and/or insurance bond in lieu thereof.

FRACTIONAL SHARES

      No fractional shares of Allegiant Common Stock will be issued to the former stockholders of Reliance in connection with the Merger. Each holder of Reliance Common Stock who otherwise would have been entitled to receive a fraction of a share of Allegiant Common Stock shall receive in lieu thereof cash, without interest, in an amount equal to the holder's fractional share interest multiplied by the closing stock price of Allegiant Common Stock on the Nasdaq as reported in The Wall Street Journal, Midwest Edition, on the Closing Date or if no closing stock price is reported on such date, then on the immediately preceding date on which a closing price is so reported. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share. Cash received by Reliance stockholders in lieu of fractional shares may give rise to taxable income. See "Certain Federal Income Tax Consequences of the Merger."

REGULATORY APPROVALS


      In addition to the approval of the Merger Agreement by the Allegiant shareholders and the Reliance stockholders, the obligations of the parties to effect the Merger are subject to prior approval of the Federal Reserve Board and the OTS. The Federal Reserve Board and the OTS granted their approvals on June 12, 1997 and June 2, 1997, respectively.

      Allegiant and Reliance are not aware of any other governmental approvals or actions that are required for consummation of the Merger. Should any other approval or action be required, it is presently contemplated that such approval or action would be sought. There can be no assurance that any necessary regulatory approvals or actions will be timely received or taken, that no action will be brought challenging such approval or action or, if such a challenge is brought, as to the result thereof, or that any such approval or action will not be conditioned in a manner that would cause the parties to abandon the Merger. See "Supervision and Regulation."


BUSINESS PENDING THE MERGER

      The Merger Agreement provides that, during the period from March 20, 1997 to the Effective Time, Reliance will, and will cause its subsidiaries to, conduct its business according to the ordinary and usual course consistent with past practices and use its best efforts to maintain and preserve its business organization, employees and advantageous business relationships and retain the services of its officers and key employees.

      Furthermore, from March 20, 1997 to the Effective Time, except as provided in the Merger Agreement and to the extent required by law, regulation or any Regulatory Authority, Reliance will not, and will not permit any of its subsidiaries to, without the prior written consent of Allegiant:

            (1) declare, set aside or pay any dividends or other distributions, directly or indirectly, in respect of its capital stock (other than dividends from any of Reliance's subsidiaries to Reliance), except that Reliance may declare and pay regular quarterly dividends of not more than $0.15 per share on the Reliance Common Stock; provided however, that Reliance shall not declare or pay a quarterly dividend for any quarter in which Reliance stockholders will be entitled to receive a regular quarterly dividend on the shares of Allegiant Common Stock to be issued in the Merger;

            (2) except as specifically contemplated or required by the Merger Agreement, enter into or amend any employment, severance or similar agreement or arrangement with any director, officer or employee, or materially modify any of Reliance's employee plans or grant any salary or wage increase or materially increase any employee benefit (including incentive or bonus payments), except: (i) normal individual increases in compensation to employees consistent with past practice;
      (ii) as required by law or contract; and (iii) such increases of which Reliance notifies Allegiant in writing and which Allegiant does not reasonably disapprove (in writing) within 10 days of the receipt of such notice;

            (3) authorize, recommend, propose or announce an intention to authorize, recommend or propose, or enter into an agreement in principle with respect to, any merger, consolidation or business combination (other than the Merger), any acquisition of a material amount of assets or securities, any disposition of a material amount of assets or securities or any release or relinquishment of any material contract rights; provided however, that the foregoing shall not apply to the consideration of any inquiry, offer or proposal not solicited by Reliance or any Reliance subsidiary, or any of their respective officers, directors, stockholders, agents or affiliates which relates to the possible sale or other disposition of Reliance Common Stock or the common stock of any Reliance subsidiary or the possible sale or other disposition of substantially all of Reliance's or any Reliance subsidiary's assets to, or merger or consolidation with, another corporation or association (an "Unsolicited Acquisition Proposal") if and to the extent that the Reliance Board reasonably determines in good faith, after consultation with its financial advisor and counsel to Reliance, that failure to consider such Unsolicited Acquisition Proposal could reasonably be expected to constitute a breach of its fiduciary duties to the stockholders of Reliance; provided, further, however, that Reliance shall give Allegiant prompt notice of any Unsolicited Acquisition Proposal and keep Allegiant continually and promptly informed regarding the substance thereof and the response of the Reliance Board thereto;

            (4) propose or adopt any amendments to its Certificate or Articles of Incorporation or other charter document or Bylaws, other than as set forth in the Merger Agreement;

            (5) issue, sell, grant, confer or award any of its Equity Securities (as defined in the Merger Agreement)(except shares of Reliance Common Stock issued upon exercise of Reliance stock options outstanding as of March 20, 1997) or effect any stock split or adjust, combine, reclassify or otherwise change its capitalization as it existed on March 20, 1997;

            (6) purchase, redeem, retire, repurchase or exchange, or otherwise acquire or dispose of, directly or indirectly, any Equity Securities, whether pursuant to the terms of such Equity Securities or otherwise;

            (7) (i) without first consulting with and obtaining the written consent of Allegiant (which consent shall not be unreasonably withheld), cause or permit RFSLA to enter into, renew or increase any loan or credit commitment (including stand-by letters of credit) to, or invest or agree to invest in any person or entity or modify any of the material provisions or renew or otherwise extend the maturity date of any existing loan or credit commitment (collectively, "Lend to") in an amount equal to or in excess of $75,000 or in any amount which, when aggregated with any and all loans or credit commitments of Reliance and Reliance's subsidiaries to such person or entity, would be equal to or in excess of $100,000; provided, however, that Reliance or any of Reliance's subsidiaries may make any such loan or credit commitment in the event (A) Reliance or any Reliance subsidiary has delivered to Allegiant or its designated representative a notice of its intention to make such loan and such information as Allegiant or its designated representative may reasonably require in respect thereof and (B) Allegiant or its designated representative shall not have reasonably objected to such loan by giving written or facsimile notice of such objection within five (5) business days following the delivery to Allegiant or its designated representative of the notice of intention and information as aforesaid;

            (8) directly or indirectly (including through its officers, directors, employees or other representatives) (i) initiate, solicit or encourage any discussions, inquiries or proposals with any third party (other than Allegiant) relating to the disposition of any significant portion of the business or assets of Reliance or any of Reliance's subsidiaries or the acquisition of Equity Securities of Reliance or any of Reliance's subsidiaries or the merger of Reliance or any of Reliance's subsidiaries with any person (other than Allegiant) or any similar transaction (each such transaction being referred to herein as an "Acquisition Transaction"), or (ii) provide any such person with nonpublic information or assistance or negotiate with any such person with respect to an Acquisition Transaction, and Reliance shall promptly notify Allegiant orally of all the relevant details, including, without limitation, the identities of inquiring parties, relating to all inquiries, indications of interest and proposals which it may receive with respect to any Acquisition Transaction; provided, however, the foregoing forbearances shall not apply to the consideration of an Unsolicited Acquisition Proposal if and to the extent that the Reliance Board reasonably determines in good faith, after consultation with its financial advisors and counsel to Reliance, that failure to consider such Unsolicited Acquisition Proposal could reasonably be expected to constitute a breach of its fiduciary duties to the stockholders of Reliance;

            (9) take any action that would (A) materially impede or delay the consummation of the transactions contemplated by the Merger Agreement or the ability of Allegiant or Reliance to obtain any approval of any Regulatory Authority required for the transactions contemplated by the Merger Agreement or to perform its covenants and agreements under the Merger Agreement or (B) prevent or impede the transactions contemplated by the Merger Agreement from qualifying as a reorganization within the meaning of Section 368 of the Code; provided, however, that the foregoing shall not apply to the consideration of an Unsolicited Acquisition Proposal if and to the extent that the Reliance Board reasonably determines in good faith, after consultation with its financial advisors and counsel to Reliance, that failure to consider such Unsolicited Acquisition Proposal could reasonably be expected to constitute a breach of its fiduciary duties to the stockholders of Reliance;

            (10) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or other entity;

            (11) materially restructure or change its investment securities portfolio, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, or execute individual investment transactions of greater than $250,000 for U.S. Treasury or Federal Agency Securities and $100,000 for all other investment instruments;

            (12) agree in writing or otherwise to take any of the foregoing actions or engage in any activity, enter into any transaction or intentionally take or omit to take any other action which would make any of the representations and warranties of Reliance in the Merger Agreement untrue or incorrect in any material respect if made anew after engaging in such activity, entering into such transaction, or taking or omitting such other act; or

            (13) enter into, increase or renew any loan or credit commitment (including standby letters of credit) to any executive officer or director of Reliance or any of Reliance's subsidiaries, any holder of 10% or more of the outstanding shares of Reliance Common Stock, or any entity controlled, directly or indirectly, by any of the foregoing or engage in any transaction with any of the foregoing which is of the type or nature sought to be regulated in 12 U.S.C. Section 371c and 12 U.S.C.
      Section 371c-1, without first obtaining the prior written consent of Allegiant, which consent shall not be unreasonably withheld. For purposes of this subsection (m), "control" shall have the meaning associated with that term under 12 U.S.C. Section 371c.

      The Merger Agreement also provides that during the period from March 20, 1997 to the Effective Time, Allegiant shall not, and shall not permit any of its subsidiaries to, without the prior written consent of Reliance, agree in writing or otherwise engage in any activity, enter into any transaction or take or omit to take any other action:

            (1) that would (i) materially impede or delay the consummation of the transactions contemplated by the Merger Agreement or the ability of Allegiant or Reliance to obtain any approval of any Regulatory Authority required for the transactions contemplated by the Merger Agreement or to perform its covenants and agreements under the Merger Agreement or (ii) prevent or impede the transactions contemplated hereby from qualifying as a reorganization within the meaning of Section 368 of the Code; or

            (2) which would make any of the representations and warranties of Allegiant in the Merger Agreement untrue or incorrect in any material respect if made anew after engaging in such activity, entering into such transaction, or taking or omitting such other action.

ACCOUNTING TREATMENT


      It is expected that the purchase method of accounting will be used to reflect the Merger upon consummation. As required by generally accepted accounting principles, under purchase accounting, the assets and liabilities of Reliance as of the Closing Date will be recorded at their respective fair market values and added to those of Allegiant. Financial statements of Allegiant issued after consummation of the Merger would reflect such values. Financial statements of Allegiant issued before consummation of the Merger would not be restated to reflect the acquired company's historical financial position or results of operations. The unaudited pro forma financial information contained in this Joint Prospectus/Proxy Statement has been prepared using the purchase accounting basis to account for the Merger. See "The Branch Acquisition -- Unaudited Pro Forma Financial Information."

EFFECT ON STOCK OPTION AND EMPLOYEE BENEFIT PLANS

      At the Effective Time, all rights with respect to Reliance Common Stock pursuant to Reliance employee stock options that are outstanding at the Effective Time, whether or not then exercisable, will be converted into and become rights with respect to Allegiant Common Stock, and Allegiant will assume all Reliance employee stock options in accordance with the terms of the Reliance Stock Plan under which it was issued and the Reliance Employee Stock Option Agreement by which it is evidenced. From and after the Effective Time:
(i) each Reliance employee stock option assumed by Allegiant will be exercised solely for shares of Allegiant Common Stock; (ii) the number of shares of Allegiant Common Stock subject to each Reliance employee stock option will be equal to the number of shares of Reliance Common Stock subject to such Reliance employee stock option immediately prior to the Effective Time multiplied by the Exchange Ratio; and (iii) the per share exercise price under each Reliance employee stock option will be adjusted by dividing the per share exercise price under such Reliance employee stock option by the Exchange Ratio and rounding up to the nearest cent; provided, however, that the terms of each Reliance employee stock option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization, exchange of shares or other similar transaction subsequent to the Effective Time. It is intended that the foregoing will be undertaken in a manner that will not constitute a "modification" as defined in the Code, as to any Reliance employee stock option that is an "incentive stock option" as defined under the Code.

         CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

      The following discussion is based upon an opinion of Thompson Coburn, counsel to Allegiant ("Counsel"), and except as otherwise indicated, reflects Counsel's opinion. The discussion is a general summary of the material United States federal income tax ("federal income tax") consequences of the Merger to certain Reliance stockholders and does not purport to be a complete analysis or listing of all potential tax considerations or consequences relevant to a decision whether to vote for adoption of the Merger. The discussion does not address all aspects of federal income taxation that may be applicable to Reliance stockholders in light of their status or personal investment circumstances, nor does it address the federal income tax consequences of the Merger that are applicable to Reliance stockholders subject to special federal income tax treatment including (without limitation) foreign persons, insurance companies, tax-exempt entities, retirement plans, dealers in securities, persons who acquired their Reliance Common Stock pursuant to the exercise of employee stock options or otherwise as compensation, and persons who hold their Reliance Common Stock as part of a "straddle", "hedge" or "conversion transaction." In addition, the discussion does not address the effect of any applicable state, local or foreign tax laws, or the effect of any federal tax laws other than those pertaining to the federal income tax. AS A RESULT, EACH RELIANCE STOCKHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX
ADVISOR TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE MERGER
TO SUCH STOCKHOLDER.  The discussion assumes that shares of Reliance
Common Stock are held as capital assets (within the meaning of Section 1221 of the Code) at the Effective Time.

      Reliance has received an opinion from Counsel to the effect that, assuming the Merger occurs in accordance with the Merger Agreement, the Merger will constitute a "reorganization" for federal income tax purposes under
Section 368(a)(1) of the Code, with the following federal income tax consequences:

            (1) Reliance stockholders will recognize no gain or loss as a result of the exchange of their Reliance Common Stock solely for shares of Allegiant Common Stock pursuant to the Merger, except with respect to cash received in lieu of fractional shares, if any, as described in paragraph (4) below.

            (2) The aggregate adjusted tax basis of the shares of Allegiant Common Stock received by each Reliance stockholder in the Merger (including any fractional share of Allegiant Common Stock deemed to be received, as described in paragraph (4) below) will be equal to the aggregate adjusted tax basis of the shares of Reliance Common Stock surrendered.

            (3) The holding period of the shares of Allegiant Common Stock received by each Reliance stockholder in the Merger (including any fractional share of Allegiant Common Stock deemed to be received, as described in paragraph (4) below) will include the holding period of the shares of Reliance Common Stock exchanged therefor.

            (4) A Reliance stockholder who receives cash in the Merger in lieu of a fractional share of Allegiant Common Stock will be treated as if the fractional share had been received by the stockholder in the Merger and then redeemed by Allegiant in return for the cash. The receipt of such cash will cause the recipient to recognize capital gain or loss equal to the difference between the amount of cash received and the portion of such holder's adjusted tax basis in the shares of Allegiant Common Stock allocable to the fractional share.

      Each Reliance stockholder should consult his or her own tax advisor as to the determination of basis and holding period in any one share of Allegiant Common Stock, because several methods of determination may be available. In this regard, the transmittal letter to be received by each Reliance stockholder from the Exchange Agent after the Closing Date permits each Reliance stockholder to designate the number of Allegiant Common Stock certificates he or she wishes to receive, in order to permit tracing of basis and holding period. See "Terms of the Proposed Merger -- General Description of the Merger."

      Counsel's opinion is subject to the conditions and assumptions stated therein and relies upon various representations made by Allegiant, Reliance and certain stockholders of Reliance. If any of these representations or assumptions is inaccurate, the tax consequences of the Merger could differ from those described herein. Counsel's opinion is also based upon the Code, regulations proposed or promulgated thereunder, judicial precedent relating thereto and current administrative rulings and practice, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences discussed herein. The opinion is available without charge upon written request to Christy Siburt, Investor Relations, Allegiant Bancorp, Inc., 7801 Forsyth Boulevard, St. Louis, Missouri 63105. The receipt of Counsel's opinion again as of the Closing Date is a condition to the consummation of the Merger. An opinion of counsel, unlike a private letter ruling from the Service, has no binding effect on the Service. The Service could take a position contrary to Counsel's opinion and, if the matter were litigated, a court may reach a decision contrary to the opinion. Neither Allegiant nor Reliance has requested an advance ruling as to the federal income tax consequences of the Merger, and the Service is not expected to issue such a ruling.

      THE FOREGOING IS A GENERAL DISCUSSION OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO CERTAIN RELIANCE STOCKHOLDERS AND IS INCLUDED FOR GENERAL INFORMATION ONLY. THE FOREGOING DISCUSSION DOES NOT TAKE INTO ACCOUNT THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH RELIANCE STOCKHOLDER'S TAX STATUS AND ATTRIBUTES. AS A RESULT, THE FEDERAL INCOME TAX CONSEQUENCES ADDRESSED IN THE FOREGOING DISCUSSION MAY NOT APPLY TO EACH RELIANCE STOCKHOLDER. ACCORDINGLY, EACH RELIANCE STOCKHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL AND OTHER TAX LAWS.

              APPRAISAL RIGHTS OF STOCKHOLDERS OF RELIANCE

      Each stockholder of Reliance has the right to demand the appraised value of his or her shares of Reliance Common Stock in cash if the stockholder follows the procedures set forth under Section 262 of the DGCL (the text of which is reprinted in Annex C to this Joint Proxy Statement/Prospectus).
                      -------

      Under the DGCL, a stockholder of Reliance may demand an appraisal of the fair value (as determined pursuant to Section 262 of the DGCL) of his or her shares of Reliance Common Stock and payment of such fair value to the stockholder in cash if the Merger is consummated. Allegiant, as the surviving corporation, will pay to such stockholder the fair value of such stockholder's shares of Reliance Common Stock if such Reliance stockholder: (a) files with Reliance, prior to the vote at the Reliance Annual Meeting, a written demand for an appraisal of the fair value of his or her shares; (b) does not vote in favor of the Merger; (c) continues to hold his or her shares through the Effective Time; and (d) does not withdraw the demand for appraisal within a
                ---
period of 60 days after the Closing Date. Such demand shall be sufficient if it reasonably informs Reliance of the identity of the stockholder and that the stockholder intends thereby to demand an appraisal of his or her shares. A VOTE AGAINST THE ADOPTION OF THE MERGER AGREEMENT AND THE
TRANSACTIONS CONTEMPLATED THEREBY WILL NOT, BY ITSELF, BE REGARDED
AS A WRITTEN OBJECTION FOR PURPOSES OF ASSERTING APPRAISAL RIGHTS.
A VOTE IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT AND THE
TRANSACTIONS CONTEMPLATED THEREBY WILL CONSTITUTE A WAIVER OF A
STOCKHOLDER'S APPRAISAL RIGHTS.

      All written demands for appraisal should be addressed to: Reliance Financial, Inc., 8930 Gravois Avenue, St. Louis, Missouri 63123, Attention:
John E. Bowman, before the taking of the vote concerning the Merger Agreement at the Reliance Annual Meeting, and should be executed by, or on behalf of, the holder of record.

      To be effective, a demand for appraisal must be executed by or for the stockholder of record who held such shares on the date of making such demand, and who continuously holds such shares through the Effective Time, fully and correctly, as such stockholder's name appears on his or her stock certificate(s) and cannot be made by the beneficial owner if he or she does not also hold the shares of record. The beneficial holder must, in such case, have the registered owner submit the required demand in respect of such shares.

      If Reliance Common Stock is owned of record in a fiduciary capacity, as by a trustee, guardian or custodian, execution of a demand for appraisal should be made in such capacity. If Reliance Common Stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds Reliance Common Stock as nominee for others may exercise his or her right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising such right for other beneficial owners. In such case, the written demand should set forth the number of shares as to which the record owner dissents. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares of Reliance Common Stock in the name of such record owner.

      If at any time within the 60-day period after the Effective Time, a stockholder of Reliance withdraws his or her demand for appraisal, then he or she will be deemed to have accepted the terms offered pursuant to the Merger. After the 60-day withdrawal period, a Reliance stockholder may withdraw only with the consent of Allegiant. Within 10 days after the Effective Time, Allegiant (as the surviving corporation in the Merger) must give written notice that the Merger has become effective to each stockholder who so filed a written demand for appraisal and who did not vote in favor of the Merger Agreement. Within 120 days after the Effective Time, any stockholder of Reliance who has validly perfected appraisal rights shall be entitled, upon written request, to receive from Allegiant a statement setting forth the aggregate number of shares of Reliance Common Stock not voted in favor of the Merger with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Allegiant shall respond to such request within 10 days after receipt or within 10 days after the date of the Reliance Annual Meeting, whichever is later. Within 120 days after the Effective Time, Allegiant or any such stockholder seeking appraisal may file a petition in the Delaware Court of Chancery demanding a determination of the value of the Reliance Common Stock held by all stockholders seeking appraisal. The DGCL contemplates a single proceeding in the Delaware Court of Chancery that will apply to all stockholders of Reliance who have perfected their appraisal rights, whether or not such stockholders have individually filed a petition seeking appraisal with the Court of Chancery. If neither Allegiant nor any of the stockholders of Reliance who have perfected their appraisal rights have filed a petition in the Court Chancery within the 120-day period following the Effective Time, such appraisal rights will be waived, and the stockholders will be entitled to receive, upon surrender of the certificates evidencing their shares of Reliance Common Stock, 1.6741 shares of Allegiant Common Stock, subject to adjustment as set forth in the Merger Agreement. Allegiant has no present intention to file such a petition with the Delaware Court of Chancery.

      If a petition for appraisal is filed by a stockholder, a copy of the petition shall be served on Allegiant, which then will have 20 days after such service to file with the Register of the Delaware Court of Chancery a verified list of Reliance stockholders who have perfected appraisal rights but have not yet reached agreement as to value with Allegiant. If the petition is filed by Allegiant, such verified list must accompany the filing. The Register, if so ordered by the Court, will give notice of the time and place fixed for hearing of the petition, by registered or certified mail, to Allegiant and each stockholder named on the verified list. Such notice shall also be published at least one week prior to the hearing in one or more newspapers of general circulation in Wilmington, Delaware and in such other publications as directed by the Court.

      The Court of Chancery shall conduct a hearing on the petition for appraisal at which the Court will determine the stockholders of Reliance who have properly perfected appraisal rights with respect to their shares and may require such stockholders to submit the certificates evidencing their Reliance Common Stock to the Register of the Court for notation of the pendency of the appraisal proceeding thereon. Failure to comply with such direction may result in dismissal of the proceeding as to such non-complying stockholder. After determining the stockholders entitled to appraisal, the Court, after taking into account all relevant factors, will appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Upon application of either Allegiant or any of the stockholders entitled to appraisal, the Court may permit discovery or other pretrial proceedings and may proceed to trial prior to a final determination of the stockholders entitled to appraisal. Any stockholder whose name appears on the verified list submitted by Allegiant may participate in the appraisal proceedings until it is finally determined by the Court that such stockholder is not entitled to appraisal rights. The judgment shall be payable only upon and simultaneously with the surrender to Allegiant of the certificate(s) representing such shares of Reliance Common Stock. Upon payment of the judgment, the stockholder who sought appraisal shall cease to have any interest in such shares or in Reliance and will have no right to receive dividends in such stock or exercise other rights of stock ownership.

      Section 262 provides fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." The Delaware Supreme Court has construed Section 262 to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and are not the product of speculation, may be considered." Stockholders who are considering seeking an appraisal should bear in mind that the fair value of their shares of Reliance Common Stock determined under Section 262 could be more than, the same as or less than the consideration they are to receive pursuant to the Merger Agreement if they do not seek appraisal of their shares of Reliance Common Stock, and that an opinion of an investment banking firm as to fairness is not an opinion as to fair value under Section 262.

      Costs of the appraisal proceeding may be assessed against the parties thereto (i.e., Allegiant and the stockholders participating in the appraisal proceeding) by the Court as the Court deems equitable in the circumstances. Upon the application of any stockholder, the Court may determine the amount of interest, if any, to be paid upon the value of the stock of stockholders entitled thereto. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Any stockholder who has demanded appraisal rights will not, after the Effective Time, be entitled to vote the stock subject to such demand for any purpose or to receive payment of dividends or any other distribution with respect to such shares (other than dividends or distributions, if any, payable to holders of record as of a record date prior to the Effective Time) or to receive the payment of the consideration provided for in the Merger Agreement. However, if no petition for an appraisal is filed within 120 days after the Effective Time or if such stockholder delivers to Allegiant a written withdrawal of his demand for an appraisal and an acceptance of the Merger, either within 60 days after the Effective Time or thereafter with the written approval of Allegiant, then the right of such stockholder to an appraisal will cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

      FAILURE TO COMPLY STRICTLY WITH THESE PROCEDURES WILL CAUSE
THE STOCKHOLDER TO LOSE HIS OR HER APPRAISAL RIGHTS.
CONSEQUENTLY, ANY STOCKHOLDER WHO DESIRES TO EXERCISE HIS OR HER
APPRAISAL RIGHTS IS URGED TO CONSULT A LEGAL ADVISOR BEFORE
ATTEMPTING TO EXERCISE SUCH RIGHTS.

      THE PRECEDING DISCUSSION IS A SUMMARY OF THE PROVISIONS REGARDING APPRAISAL RIGHTS UNDER THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY THE TEXT OF SECTION 262 OF THE DGCL WHICH IS ATTACHED HERETO AS ANNEX C. RELIANCE STOCKHOLDERS WHO ARE INTERESTED IN
          -------
PERFECTING APPRAISAL RIGHTS PURSUANT TO THE DGCL IN CONNECTION WITH THE MERGER SHOULD CONSULT WITH THEIR COUNSEL FOR ADVICE AS TO THE PROCEDURES REQUIRED TO BE FOLLOWED.

                  COMPARATIVE UNAUDITED PER SHARE DATA

      The following table sets forth for the periods indicated selected historical per share data of Allegiant and Reliance and the corresponding pro forma and pro forma equivalent per share amounts giving effect to the proposed Merger. Pro forma financial information has been prepared giving effect to the Merger using purchase accounting. The data presented is based upon the consolidated financial statements and related notes of Allegiant and the consolidated financial statements and related notes of Reliance included in this Joint Proxy Statement/Prospectus. This information should be read in conjunction with such historical and pro forma financial statements and related notes thereto. This data is not necessarily indicative of the results of the future operations of the combined organization or the actual results that would have occurred if the Merger had been consummated prior to the periods indicated.


                                                                                         ALLEGIANT/
                                                                                          RELIANCE          RELIANCE
                                                     ALLEGIANT         RELIANCE          PRO FORMA         PRO FORMA
                                                     REPORTED        REPORTED<F1>       COMBINED<F2>     EQUIVALENT<F3>
                                                     ---------       ------------       ------------     --------------
BOOK VALUE PER SHARE:
   At March 31, 1997                                  $ 7.79            $16.05            $10.28            $14.68
   At December 31, 1996                                 7.22             16.00             12.46             17.80

CASH DIVIDENDS DECLARED PER SHARE:
   Three months ended March 31, 1997                  $ 0.03            $ 0.15            $ 0.03            $ 0.03
   Year ended December 31, 1996                         0.09              0.60              0.09              0.09

EARNINGS PER SHARE BEFORE CHANGE
   IN ACCOUNTING PRINCIPLE:
   Three months ended March 31, 1997                  $ 0.23            $ 0.09            $ 0.21            $ 0.30
   Year ended December 31, 1996                         0.76              0.40              0.71              1.01

MARKET PRICE PER SHARE:
   At March 20, 1997<F4>                              $12.50            $15.75            $  n/a            $17.85
   At July 10, 1997<F4>                                17.00             21.00               n/a             24.27

------------
<F1>   Reliance has a September 30 fiscal year end.  For purposes of this table, Reliance information at or for the year ended September 30, 1996 and the three months ended December 31, 1996 is reported as December 31, 1996 and March 31, 1997 data, respectively.

<F2>  Includes the effect of pro forma adjustments for Reliance.

<F3>  Based on the pro forma combined per share amounts multiplied by the
      Exchange Ratio and assuming that all issued and outstanding Reliance Common Stock is converted into Allegiant Common Stock and that no cash is paid for fractional shares. For purposes of this table, the Exchange Ratio is deemed to be 1.4279, based on the assumption that the Average Allegiant Price is equal to the market price per share of Allegiant Common Stock on July 10, 1997 ($17.00).

<F4>  The market price of Allegiant Common Stock as of March 20, 1997, the last trading day preceding the public announcement of the Merger, and as of July 10, 1997, the latest available date prior to the distribution of the this Joint Proxy Statement/Prospectus, is based on the last sale price as reported by Nasdaq. The market price of Reliance Common Stock disclosed as of March 20, 1997, the last trading day preceding the public announcement of the Merger, and as of July 10, 1997, the latest available date prior to the distribution of the this Joint Proxy Statement/Prospectus, is based on the last sale price as reported by the National Quotation Bureau, Inc. Equivalent pro forma market values per share of Reliance Common Stock represent the historical market values per share of Allegiant Common Stock multiplied by the Exchange Ratio, rounded down to the nearest one-sixteenth.

                         INFORMATION REGARDING ALLEGIANT

GENERAL


            Allegiant is a bank holding company that owns all of the capital stock of the Bank. The Bank provides personal and commercial banking and related financial services from seven locations in the St. Louis SMSA, the 16th largest metropolitan area in the United States, and two locations in Northeast Missouri. Allegiant Mortgage Company, a wholly-owned subsidiary of the Bank, offers residential loans primarily to customers in the St. Louis SMSA. Edge Mortgage Services, Inc., a recently organized subsidiary of Allegiant, offers residential loans to customers in the St. Louis SMSA who do not qualify under standard mortgage loan criteria.


            Allegiant was organized in May 1989 and acquired Allegiant State Bank at that time. Allegiant acquired Allegiant Bank in 1990. Effective January 1995, Allegiant State Bank merged into Allegiant Bank.

THE BANK


            The Bank's main office is located in the City of St. Louis, Missouri at 4323 North Grand Boulevard. The Bank's other six locations in the St. Louis SMSA are in Hazelwood, Maryland Heights, Clayton, Des Peres, Mehlville and St. Peters. In addition, the Bank's Operations Center is located in Maryland Heights. The Northeast Missouri locations consist of a full-service facility located in Kahoka, Missouri and a predominantly retail-oriented facility located in a supermarket in Palmyra, Missouri.


            Since acquiring Allegiant State Bank in 1989, Allegiant has focused on controlled growth by meeting customers' needs for responsive service. Allegiant has sought to operate a limited number of offices with relatively large deposit bases, make commercial loans (which tend to be larger in size than retail loans), employ a capable staff and implement modern data processing and operational systems to increase productivity.

            The Bank's core deposit base generally has been enhanced through advertising and deposit promotions. The Bank has not used brokered deposits as a source of funds. Allegiant has sought to increase its earning assets by expanding its mortgage lending activities. Allegiant anticipates that its mortgage lending activities will be a key element in its strategy for increasing the level of its earning assets.

MARKETING

            Allegiant's marketing approach entails a word-of-mouth, referral-based strategy utilizing Allegiant, Bank and Banking Center directors' personal contacts and networks. Most of the Bank's new commercial banking business consists of referrals generated from existing customers and this "Allegiant" network. The Bank's Board of Directors and Banking Center directors primarily include local business people from the Bank's market area. Allegiant currently has nine directors and the Bank currently has 16 directors and 57 Banking Center directors. This group of individuals, along with the senior management of the Bank, seeks to maintain close personal contact with the Bank's commercial customers and their businesses, and strives to create a personalized banking relationship that differentiates the Bank from other larger competitors within the market.


            Allegiant believes that the growth in earning assets, total deposits and net income achieved during 1996 was attributable in large measure to its strategy of providing quality, personalized service in a community banking environment. Management believes that Allegiant as a whole is favorably positioned in a market preparing for a potentially turbulent wave of consolidation resulting from the passage of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994. Numerous mergers and acquisitions of banks and thrifts recently have occurred in the St. Louis market. This activity has created an environment of instability among the larger financial institutions in the market. Management believes that by offering a personalized, relationship oriented approach in a friendly neighborhood atmosphere, the Bank will be able to increase its customer base substantially, due to this market consolidation.


PRODUCTS AND SERVICES


            Through the Bank, Allegiant offers a complete line of banking services to the communities that it serves. In conjunction with the growth of its branch facilities, the Bank has introduced new products and services in order to attract new business and increase current customer satisfaction. New products the Bank intends to offer in 1997 include: PC home banking; check imaging; an enhanced Internet "home page;" an on-line teller system; a cash management system geared toward commercial customers; an expanded line of mortgage loan products offered through the Mortgage Company; and a complete line of investment programs offered through the Bank's brokerage correspondent. Products introduced in 1996 include: home equity lines of credit; investment annuities; debit cards; free checking; and overdraft lines of credit. Allegiant believes that by offering a broad-based line of financial products, current customer retention is achieved while new banking relationships can be developed.


            The Bank also offers a wide range of traditional commercial and retail banking products and services to its customers. Deposit accounts include certificates of deposit, individual retirement accounts and other time deposits, checking and other demand deposit accounts, interest-bearing checking accounts, savings accounts and money market accounts. Loans include residential real estate, commercial, financial, municipal and industrial development, real estate construction and development, installment and consumer loans.

MARKET AREA


            Metropolitan St. Louis. Allegiant's primary service area is located in St. Louis County which has a total population of approximately
1.0 million and the City of St. Louis which has a population of approximately 400,000. A key to market coverage is accessibility. With the addition of the Mehlville and St. Peters retail banking offices in 1996 and 1997, respectively, management believes that the Bank's retail banking offices are strategically placed so that it has a retail banking office within a 20 minute drive from all principal sectors of the St. Louis SMSA.

            Northeastern Missouri. The market areas for the Kahoka and Palmyra banking offices are Clark County and Marion County, respectively. The City of Kahoka has a population of approximately 2,200 and Palmyra has a population of approximately 3,400. Allegiant intends to expand its Northeastern operations into additional markets not currently served by its facilities in Kahoka and Palmyra. It is anticipated that these new locations would be centered along U.S. Highway 61.

COMPETITION


           The Bank encounters substantial competition for deposits and loans in its markets. The Bank's principal competitors include other financial institutions, such as banks, savings and loan institutions and credit unions, and a number of other non-bank competitors, such as insurance companies, small loan companies, finance companies and mortgage companies. Many of the Bank's non-bank competitors are not subject to the extensive federal and state regulations that govern Allegiant and the Bank and, as a result, have a competitive advantage over the Bank in providing certain services. Many of the financial institutions with which the Bank competes are larger and have substantially greater financial resources than the Bank.


            While the Bank also encounters a great deal of competition in its lending activities, management believes that there is less competition in the Bank's specialty-middle market and neighborhood bank niche than there was up to a few years ago. The Bank believes that its competitive position has been strengthened by the advent of branch banking in Missouri, which has resulted in consolidations of bank subsidiaries of several large bank holding companies. The Bank's strategy, by contrast, is to remain a middle market lender which maintains close, long-term contacts with its customers.

EMPLOYEES


            Allegiant and the Bank currently have approximately 119 full-time equivalent employees. None of these employees of Allegiant or the Bank are subject to a collective bargaining agreement. Allegiant considers its relationships with its employees and those of the Bank to be good.


EFFECT OF GOVERNMENTAL POLICY

            One of the most significant factors affecting the Bank's earnings is the difference between the interest rates paid by the Bank on its deposits and its other borrowings and the interest rates earned by the Bank on loans to its customers and securities owned by the Bank. The yields of its assets and the rates paid on its liabilities are sensitive to changes in prevailing interest rates. Thus, the earnings and growth of the Bank will be influenced by general economic conditions, the monetary and fiscal policies of the federal government, and the policies of regulatory agencies, particularly the Federal Reserve Board, which implements national monetary policy. An important function of the Federal Reserve System is to regulate the money supply and credit conditions in order to mitigate recessionary and inflationary pressures. Among the techniques used to implement these objectives are open market operations in United States government securities and changes in reserve requirements of banks and in the cost of short-term bank borrowings. These techniques influence overall growth and distribution of credit, bank loans, investments and deposits, and may also affect interest rates charged on loans or paid on deposits. The nature and impact of any future changes in monetary policies cannot be predicted.


            From time to time, legislation has been enacted that has the effect of increasing the cost of doing business, limiting or expanding permissible activities, or affecting the competitive balance between banks and other financial institutions. Legislative proposals that could affect Allegiant and the banking business in general have been proposed and may be introduced before the United States Congress and other governmental bodies. These proposals may alter Allegiant's structure, regulation, disclosure and reporting requirements. In addition, various banking regulatory agencies frequently propose rules and regulations to implement and enforce existing legislation. It cannot be predicted whether or in what form any such legislation or regulations will be enacted or the extent to which the business of Allegiant would be affected thereby.


DESCRIPTION OF PROPERTY


            The Bank's charter and main office is located in the City of St. Louis, Missouri at the corner of Grand Boulevard and West Florissant Avenue. This facility occupies approximately 10,000 square feet in a single-story, retail/office building with a lower level. The facility has four drive-up lanes and an enclosed ATM.


            The Bank's Hazelwood branch is located in the City of Hazelwood, Missouri near the intersection of North Lindbergh Boulevard and Highway 270. The branch occupies approximately 5,000 square feet in a single-story, retail/office building with a lower level. The facility has two drive-up lanes and a drive-up ATM.

            The Bank's West Port branch is located in the City of Maryland Heights, Missouri near the intersection of Page Avenue and Highway 270 in the eastern tract of West Port Plaza. The branch occupies approximately 2,500 square feet in a single-story, retail/office building. The facility has a walk-up ATM. Allegiant leases this property subject to a lease that has more than ten years until expiration, including options.

            The Bank's Clayton branch is located in the City of Clayton, Missouri at the intersection of Forsyth Boulevard and Bemiston Avenue. The branch occupies approximately 3,200 square feet in the first floor of a three-story, retail/office building. The facility has one drive-up window and a walk-up ATM. The Bank leases this property subject to a lease that has more than two years until expiration.

            The Bank's Kahoka branch is located in the City of Kahoka, Missouri at the intersection of North Morgan and Chestnut. The branch occupies approximately 7,000 square feet in a single-story, retail/office building with a finished lower level. The facility has two drive-up lanes.

            The Bank's Palmyra branch is located in the City of Palmyra, Missouri near the intersection of Ross Street and Highway 61/24 in the C&R grocery store. The branch occupies approximately 150 square feet in a single-story, retail building. The facility has a walk-up ATM. The Bank leases this property subject to a lease that has more than twenty years until expiration, including options.

            The Bank's Des Peres branch is located in the City of Des Peres, Missouri near the intersection of Manchester Road and Highway 270. The branch occupies approximately 2,300 square feet in a single-story, retail/office building. The facility has four drive-up lanes and a drive-up ATM.

            The Bank's South County branch is located in the City of Mehlville, Missouri at the intersection of South Lindbergh Boulevard and Lemay Ferry Road. The branch occupies approximately 1,900 square feet in a free-standing, single-story, retail/office building. The facility has one drive-up lane and a drive-up ATM. The Bank leases this property subject to a lease that has more than nine years until expiration.


            The Bank's St. Peters branch is located in the City of St. Peters, Missouri near the intersection of Harvester Road and Highway 94. The branch occupies approximately 3,000 square feet in a single-story, retail/office building. The facility has one drive-up lane and a drive-up ATM.


            The Bank's Operations center is located in the City of Maryland Heights, Missouri at the intersection of Schuetz Road and Fee Fee Road. The Operations center occupies approximately 7,200 square feet in a single-story, commercial/office building. This facility houses the Mortgage Company, Edge and the Bank's bookkeeping, loan and mortgage processing, accounting and human resources departments. Additionally, the Bank holds the majority of its board and employee meetings and conducts all training at this facility.


            All of the foregoing properties that are not leased by the Bank are owned by the Bank free of any mortgages.


LEGAL PROCEEDINGS

            Various claims and lawsuits, incidental to its ordinary course of business, are pending against Allegiant and its subsidiaries. In the opinion of management, after consultation with legal counsel, resolution of these matters is not expected to have a material effect on Allegiant's financial condition or results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

            Net Income. For the year ended December 31, 1996, Allegiant reported earnings of $1.8 million, compared to $1.3 million, for 1995, an increase of $533,000, or 42%. On a per share basis, net income increased 23%, from $.62 for the twelve months ended in 1995 to $.76 in 1996, despite the 16% increase in weighted-average primary common shares outstanding. This increase from 2.1 million primary shares for the year ended December 31, 1995 to 2.4 million primary shares in 1996, was largely attributable to the private placement of 617,000 shares of Allegiant Common Stock in April through June 1995. This newly issued stock was outstanding for approximately one-half of the year in 1995 and the entire year in 1996, thus contributing to a majority of the 329,611 increase in weighted-average primary common shares outstanding for the respective periods.

            The following ratios applicable to Allegiant are among those commonly used in analyzing bank holding companies:

                                           RETURN ON EQUITY AND ASSETS
                                                                 YEAR ENDED DECEMBER 31,
                                     ------------------------------------------------------------------------------
                                      1996              1995              1994              1993              1992
                                     ------            ------            ------            ------            ------
Return on average assets              0.59%             0.56%             0.60%             0.30%             0.21%
Return on average equity             12.17             10.86              9.91              5.47              3.18
Dividend payout ratio                12.00             11.73              7.59             10.49                --
Equity to assets ratio                4.81              5.14              6.05              5.47              6.62


            NET INTEREST INCOME. For the year ended December 31, 1996, net interest income before provision for loan losses increased 29% to $10.4 million from $8.0 million in 1995. This growth was attributable to the 32% increase in total interest income, which increased from $19.3 million for 1995 to $25.4 million in 1996. The largest component of growth in interest income was the $5.7 million increase in interest and fees earned on loans. For the year ended December 31, 1996, interest and fees earned on loans totaled $21.7 million compared to $16.0 million earned in 1995. Another factor contributing to the improved interest income was interest earned on investment securities, which increased 17% from $3.0 million in 1995, to $3.5 million in 1996.


            Total interest expense for 1996 was $15.0 million, a 34% increase over the total interest expense of $11.2 million in 1995. Interest paid to depositors increased 33%, from $9.0 million in 1995 to $12.1 million in 1996. This increase was largely attributable to greater deposit volume. Interest paid on short-term borrowings increased 119% from $703,000 to $1.5 million for 1995 and 1996, respectively, and interest paid on long-term borrowings decreased 4% from $1.5 million for 1995 to $1.4 million for 1996. The increased expense for short-term borrowings resulted from additional FHLB advances outstanding during the period. See "--Liquidity and Capital Resource Management."

            Net Interest Margin. The increase in total interest income in 1996 was offset in part by tightening spreads and increasing cost of funds.
As a result of these trends, along with the growth in deposits and competitive market pressures, Allegiant's net interest margin for 1996 decreased 21 basis points from 3.71% for the twelve months ended December 31, 1995 to 3.50% in 1996. The tightening spreads experienced by Allegiant resulted principally from four factors: (i) an increased concentration in the loan portfolio of one- to four-family adjustable-rate mortgages; (ii) an extremely competitive market for retail deposits and both retail and commercial lending; (iii) a shift in interest rates; and (iv) increases in total borrowings outstanding.

            For 1996, the annualized yield on total average loans outstanding was 9.36% compared to 10.09% in 1995. This lower yield reflected a downward adjustment in the prime lending rate, which decreased from 8.50% on December 31, 1995 to 8.25% on December 31, 1996. The majority of the Bank's commercial loans have repriced in response to this decrease in interest rates. In addition to lower interest rates, the Bank's spreads have decreased due to its increased holdings of one- to four-family mortgage loans, which tend to yield less than commercial or consumer loans.

            Management has elected to originate one- to four-family adjustable-rate mortgage loans due to the lower credit risk generally associated with this type of loan, as well as the lower exposure to interest rate risk due to the frequent periodic adjustments of the mortgage coupon payments. Along with the reduced credit risk and interest rate protection, the Bank also has observed a lower level of the non-performing loans associated with one- to four-family mortgages compared proportionately to the other types of loans in the Bank's portfolio. Given these attributes of lower risk, the Bank has accepted a lower average yield compared to loans with a higher level of risk. The Bank anticipates the continued addition of one- to four-family mortgage loans to the Bank's loan portfolio.

            Additionally, the origination of one- to four-family adjustable-rate mortgages allows the Bank to establish relationship banking with these new retail customers by offering a complete line of consumer banking products. One such product is the Bank's new Home Equity Credit Line ("HECL") which was introduced in the second quarter of 1996. Management believes that relationship banking, along with the ability to cross-sell additional products to the customer, will be the key to success in the consolidating banking industry and will sustain the lower yields associated with these one- to four-family mortgage loans in order to build relationships with this new customer base.

            In addition to changes in the credit portfolio mix, the Bank is also operating in a competitive market for both commercial and consumer loans. In addition to increased competition from within the banking industry, non-bank financial institutions are competing for customers who have traditionally dealt primarily with commercial banks. These trends have forced the Bank to realize tighter spreads on commercial loans, the second largest component of the credit portfolio. In the past, the Bank was able to originate high quality loans at a positive spread to its prime lending rate. In the current market, these spreads have diminished and the market has dictated that many of these same loans are now originated at or below the prime rate. Management anticipates that these conditions will continue in the foreseeable future.

            Despite the lower interest rate environment, the Bank was able to improve the yield on its investment security portfolio. The average yield earned on investment securities was 5.70% in 1996 compared to 5.57% in 1995, an increase of 13 basis points. The increase was attributable to the improved management of the investment securities portfolio, along with the addition of higher yielding securities which were funded with maturing securities with lower interest rates.

            The aggregate yield paid for interest bearing deposits and both long- and short-term debt was 5.53% in 1996, a decrease of 12 basis points compared to 1995. In 1996, the Bank relied increasingly on FHLB borrowings, which were a more cost-effective funding source than retail deposits. The slight decrease in rates paid on liabilities relative to the larger decrease in rates earned on total interest bearing assets also was attributable to the highly competitive market for retail deposits. When compared to other market areas, the St. Louis SMSA is substantially more competitive with respect to consumer deposit pricing. Allegiant believes this market condition will continue in the foreseeable future.

            In addition to the competitive deposit market, the Bank offered a money market deposit promotion through the first four months of 1996, which management considered to be successful. From time to time, the Bank has selectively run deposit promotions in order to augment its funding and liquidity needs. During 1996, the average yield on money market accounts increased to 4.88% from 4.23% in 1995. This 65 basis point increase resulted from the higher yield paid in order to attract deposits in the extremely competitive deposit market and accounted for 71% of the total increase in interest paid to depositors in 1996 compared to 1995. The average balance of money market accounts increased $40.0 million during this period, from $20.1 million in 1995, to $61.1 million in 1996, consequently increasing interest paid on money market accounts $2.1 million from $851,000 in 1995 to $3.0 million in 1996. The introductory rate on these accounts was guaranteed for an initial six-month period and subsequently, on May 1, 1996, the Bank lowered the interest rate paid on the highest tier for the Allegiant Green Money Market Accounts. This rate adjustment allowed the new yield to fall within the market average range and was intended to help alleviate some of the negative pressure on the net interest margin in the third and fourth quarters of 1996.

            In order to avoid running additional deposit promotions, the Bank increased its short-term debt as an alternative to paying above market averages for retail deposits. One bank in the St. Louis SMSA chose to run a one-year certificate of deposit promotion to yield 6.20% in the third quarter of 1996, whereas the Bank chose to borrow $10.0 million of shorter-term funds from the FHLB at a blended cost of 5.80%. The strategy allowed the Bank to access funds, with minimal administrative costs and without increasing the cost of its existing deposit base, which occurs when lower cost deposits mature and subsequently reprice at the higher special rate. However, one of the disadvantages of this strategy is that it increases the Bank's loan-to-deposit ratio, resulting in a ratio higher than that of its peers.

            The Bank also has utilized FHLB borrowings as a funding source in anticipation of the planned opening of an additional branch in second quarter of 1997, as well as a temporary source of funding until the Bank's two recently opened branches can attract increased levels of core deposits, which cost less than promotional deposits. The Bank opened its seventh and eighth branches in November 1995 (Des Peres) and in May 1996 (Mehlville), respectively. Allegiant expects that as these new branches mature, their core deposit base should fund the planned retirement of a substantial portion of the short-term debt. FHLB advances, when used in conjunction with deposit promotions and regular retail operations, offer flexibility and an attractive method to increase funding for loan growth. The Bank expects to utilize FHLB advances in the future, as the need arises.

            The following table sets forth the condensed average balance sheets for the years reported and the percentage of each principal category of assets, liabilities and shareholders' equity to total assets. Also shown is the average yield on each category of interest-earning assets and the average rate paid on interest-bearing liabilities for each of the periods reported:

                      DISTRIBUTION OF AVERAGE ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY AND INTEREST RATES
                                                                            YEAR ENDED DECEMBER 31,
                                        --------------------------------------------------------------------------------------------
                                                     1996                            1995                           1994
                                        ------------------------------- ------------------------------ -----------------------------
                                        AVERAGE  INT. EARNED/  AVERAGE  AVERAGE  INT. EARNED/ AVERAGE  AVERAGE  INT.EARNED/ AVERAGE
                                        BALANCE      PAID     YIELD<F1> BALANCE     PAID     YIELD<F1> BALANCE     PAID    YIELD<F1>
                                        ------------------------------- ------------------------------ -----------------------------
                                                                            (DOLLARS IN THOUSANDS)
Assets

Interest-earning assets:
Loans<F1>                               $232,314    $21,740     9.36%   $158,503   $15,995    10.09%   $ 88,654   $8,213     9.26%
Taxable investment securities             59,882      3,428     5.72      52,695     2,933     5.57      36,169    1,713     4.74
Non-taxable investment securities          1,115         49     4.39         848        32     3.77         282       13     4.61
Federal funds sold                         3,079        151     4.90       5,109       292     5.72       1,503       55     3.66
                                        --------    -------             --------   -------             --------   ------
  Total interest earning assets         $296,390    $25,368     8.56%   $217,155   $19,252     8.87%   $126,608   $9,994     7.89%
                                        ========    =======             ========   =======             ========   ======


Non-interest earning assets:
Cash and due from banks                 $  6,382                        $  5,791                       $  3,592
Premises and equipment                     4,698                           3,207                          2,264
Other assets                               3,915                           4,021                          2,022
Reserve for possible loan losses          (2,401)                         (2,044)                        (1,020)
                                        --------                        --------                       --------
  Total assets                          $308,984                        $228,130                       $133,466
                                        ========                        ========                       ========

Liabilities and shareholders' equity

Interest bearing liabilities:
Money market accounts                   $ 61,144    $ 2,986     4.88%   $ 20,095   $   851     4.23%   $ 16,592   $  498     3.00%
NOW accounts                               9,804        232     2.37       8,257       194     2.35       8,656      203     2.35
Savings deposits                           6,985        227     3.25       6,751       262     3.88       3,497       87     2.49
Certificates of deposit                  104,283      6,149     5.90      97,115     5,737     5.91      57,211    2,512     4.39
Certificates of deposit over $100,000     36,387      2,001     5.50      29,481     1,655     5.61       8,749      360     4.11
IRA certificates                           7,673        465     6.06       6,022       348     5.78       3,425      164     4.79
                                        --------    -------             --------   -------             --------   ------
  Total interest bearing deposits        226,276     12,060     5.33     167,721     9,047     5.39      98,130    3,824     3.90
Federal funds purchased, repurchase
  agreements, and other short-term
  borrowings                              27,481      1,542     5.61      12,175       703     5.77       7,534      447     5.93
Long-term borrowings                      17,482      1,397     7.99      18,336     1,456     7.94       7,477      313     4.19
                                        --------    -------             --------   -------             --------   ------
  Total interest bearing liabilities    $271,239    $14,999     5.53%   $198,232   $11,206     5.65%   $113,141   $4,584     4.05%
                                        --------    -------             --------   -------             --------   ------

Non-interest bearing liabilities and
  equity:
Demand deposits                          $21,312                        $ 16,589                       $ 11,240
Other liabilities                          1,582                           1,572                          1,005
Shareholders' equity                      14,851                          11,737                          8,080
                                        --------                        --------                       --------
  Total liabilities and
    shareholders' equity                $308,984                        $228,130                       $133,466
                                        ========                        ========                       ========


  Net interest income                               $10,369                        $ 8,046                        $5,410
                                                    =======                        =======                        ======

  Net interest margin                                           3.50%                          3.71%                         4.27%

-----------------------------
<F1>Interest on non-accruing loans is not included for purposes of calculating yields.

            The following table sets forth for the periods indicated, the changes in interest income and interest expense which were attributable to changes in average volume and changes in average rates:

                                  CHANGES IN INTEREST INCOME AND EXPENSE--VOLUME AND RATE VARIANCES
                                      1996                                 1995                                 1994
                                  COMPARED TO                          COMPARED TO                          COMPARED TO
                                      1995                                 1994                                 1993
                      ------------------------------------ ------------------------------------ ------------------------------------
                                                     NET                                  NET                                  NET
                      VOLUME<F1> YIELD<F2> VOL*RATE CHANGE VOLUME<F1> YIELD<F2> VOL*RATE CHANGE VOLUME<F1> YIELD<F2> VOL*RATE CHANGE
                      ---------- --------- -------- ------ ---------- --------- -------- ------ ---------- --------- -------- ------
Interest earned on:                                   (Dollars in thousands)
Loans                   $7,448    $(1,162)  $(541)  $5,745   $6,471    $  733    $  578  $7,782   $2,802     $449      $268  $3,519
Taxable investment
  securities               399         85      12      496      783       300       137   1,220      703      124       112     939
Non-taxable securities      12          3       1       16       26        (2)       (5)     19       13       --        --      13
Federal funds sold and
  other investments       (116)       (41)     16     (141)     132        31        74     237      (73)      29       (18)    (62)
                        ------    -------   -----   ------   ------    ------    ------  ------   ------     ----      ----  ------
      Total interest
        income           7,743     (1,115)   (512)   6,116    7,412     1,062       784   9,258    3,445      602       362   4,409
                        ------    -------   -----   ------   ------    ------    ------  ------   ------     ----      ----  ------

Interest paid on:

Money market accounts    1,738        130     266    2,134      105       205        43     353      115       10         3     128
NOW accounts                36          2      --       38       (9)       --        --      (9)      32       (6)        1      27
Savings deposits             9        (43)     (1)     (35)      81        49        45     175        6       (2)       --       4
Certificates of deposit    423        (11)     (1)     411    1,752       868       605   3,225      632       82        34     748
Certificates of deposit
  over $100,000            388        (34)     (8)     346      853       131       311   1,295      325       14        18     357
IRA certificates            95         17       5      117      124        34        26     184       77       --        --      77

Federal funds
  purchased, repurchase
  agreements and other
  short-term borrowings    884        (19)    (24)     841      216        85        52     353      264       18       129     411
Long-term borrowings       (68)         9      --      (59)     595       184       267   1,046      301      (49)      (95)    157
                        ------    -------   -----   ------   ------    ------    ------  ------   ------     ----      ----  ------
   Total interest
     expense             3,506         51     236    3,793    3,717     1,556     1,349   6,622    1,752       67        90   1,909
                        ------    -------   -----   ------   ------    ------    ------  ------   ------     ----      ----  ------

   Net interest income  $4,237    $(1,166)  $(748)  $2,323   $3,695    $ (493)   $  565  $2,636   $1,693     $535      $272  $2,500
                        ======    =======   =====   ======   ======    ======    ======  ======   ======     ====      ====  ======

-----------------------------
<F1>  Change in volume multiplied by yield/rate of prior period.
<F2>  Change in yield/rate multiplied by volume of prior period.


   Note: The change in interest due to the combined rate-volume variance has been allocated to rate and volume changes in proportion to the absolute dollar amounts of the changes in each. Interest on non-accruing loans is not included for purposes of the table above.

            Provision For Loan Losses. Consistent with the Bank's written loan policy, a reserve is set aside to offset possible future loan losses. This reserve is provided on a monthly basis at a rate determined by management based upon its review of the loan portfolio. The reserve for loan losses is increased by these provisions which are charged against income, and reduced by loans charged off, net of recoveries. The reserve is maintained at a level considered adequate to provide for potential loan losses based on management's evaluation of the anticipated impact on the loan portfolio of current economic conditions, changes in the character and size of the portfolio, past loan loss experience, potential future loan losses on loans to specific customers and/or industries, and other pertinent factors that management believes require current recognition in estimating possible loan losses.

            For the year ended December 31, 1996, the provision for loan losses was $1.4 million compared to $977,000 for 1995, an increase of $471,000 or 48%. This increase in the annual provision for possible loan losses, reflects the increases in total loans outstanding. Net loans charged off during 1996 were $478,000 compared to $302,000 during 1995. This increase includes a $252,000 charge off associated with the third quarter liquidation of problem assets associated with the failure of a certain borrower's real estate developments. Total recoveries for the twelve months ended
December 31, 1996 were $67,000 compared to $21,000 in the corresponding period in 1995.

            The following table summarizes, for the periods indicated, activity in the Bank's allowance for possible loan losses, including amounts of loans charged off, amounts of recoveries and additions to the allowance charged to operating expenses:

                                SUMMARY OF LOAN LOSS EXPERIENCE AND RELATED INFORMATION--ALLOCATION
                                                  OF THE ALLOWANCE FOR LOAN LOSSES
                                                                             YEAR ENDED DECEMBER 31,
                                                             --------------------------------------------------------
                                                               1996        1995        1994        1993        1992
                                                             --------    --------    --------    --------    --------
                                                                             (DOLLARS IN THOUSANDS)
Allowance for possible loan losses
   (beginning of period)                                     $  2,130    $  1,455    $    775    $    550    $    438
Loans charged off:
   Commercial, financial, agricultural,
     municipal and industrial development                        (113)       (183)       (165)         (3)         --
   Real estate--mortgage                                         (364)        (82)        (31)         --         (15)
   Installment and consumer                                       (68)        (58)        (10)         (7)         (7)
   Other loans                                                     --          --          --          --          --
                                                             --------    --------    --------    --------    --------
Total loans charged off                                          (545)       (323)       (206)        (10)        (22)
                                                             --------    --------    --------    --------    --------

Recoveries of loans previously charged off:
   Commercial, financial, agricultural,
     municipal and industrial development                          54          11          35          --           3
   Real estate--mortgage                                            3          --          --          --          23
   Installment and consumer                                        10          10           2           2          --
   Other loans                                                     --          --          --          --          --
                                                             --------    --------    --------    --------    --------
Total recoveries                                                   67          21          37           2          26
                                                             --------    --------    --------    --------    --------

Net loans charged off                                            (478)       (302)       (169)         (8)          4
                                                             --------    --------    --------    --------    --------
Provision for possible loan losses                              1,448         977         849         233         108
                                                             --------    --------    --------    --------    --------
Allowance for possible loan losses (end of period)           $  3,100    $  2,130    $  1,455    $    775    $    550
                                                             ========    ========    ========    ========    ========


Loans outstanding:
   Average                                                   $232,314    $158,503    $ 88,654    $ 55,517    $ 39,987
   End of period                                              291,926     181,544     121,393      69,773      45,600


Ratios:

   Net charge-offs to average loans outstanding                  0.21%       0.19%       0.19%       0.01%      (0.01)%
   Net charge-offs to provision for loan losses                 33.01       30.91       19.91        3.43       (3.70)
   Provision for loan losses to average
     loans outstanding                                           0.62        0.62        0.96        0.42        0.27
   Allowance for loan loss to total loans outstanding            1.06        1.17        1.20        1.11        1.21

Allocation for possible loan losses at end of period:

   Commercial, financial, agricultural,
     municipal and industrial development                    $    833    $    467    $    315    $    218    $    154
   Real estate--construction                                      124         281          74          55          32
   Real estate--mortgage                                        1,153         818         471         341         226
   Installment loans to individuals                               142          90          93          60          50
   Lease financing                                                 --          --          --          --          --
   Unallocated                                                    848         474         502         101          88
                                                             --------    --------    --------    --------    --------

Total                                                        $  3,100    $  2,130    $  1,455    $    775    $    550
                                                             ========    ========    ========    ========    ========



            Non-interest Income and Expense.  Non-interest income for
1996 and 1995, was $1.1 million and $654,000, respectively. This increase of $427,000, or 65%, was due to both the increased number of deposit accounts and the expanded base of service chargeable products offered to Allegiant's customers. Additionally, Allegiant has engaged in a cost improvement program which includes a revamping of the Bank's fee structure. The largest item attributable to the cost improvement program involved fees charged on overdrafts, which contributed approximately $74,000, or 7.0%, of the Bank's non-interest income during 1996. Other improvements stem from improved cash management, increases in charges for customer check supplies and an increase in installment loan fees. Management expects continued growth in non-interest income as new products are developed and offered to the Bank's customers. Net gains on the sale of securities contributed $49,000 to the increase in non-interest income for the twelve months ended December 31, 1996.

            For 1996, total non-interest expense was $7.0 million, compared to $5.6 million for 1995, an increase of 25%. This amount included an 27% increase in operating expenses and a 23% increase in salaries and employee benefits. A large portion of the increase in operating expenses was directly related to the operation of the newly opened Des Peres and Mehlville branches, as well as the development of the Allegiant Bank Operations Center. The remainder of the increase in operating expenses was attributable to expenditures for telephone, supplies, accounting fees and business development. These increases were attributable to the Bank's recent growth and represent the normal increases in regular business activities. Also included in this increase in non-interest expense is an investment in technology. Management believes that investment in information technology will yield future benefits in the form of increased efficiency and profitability, as the Bank will be able to offer new service chargeable products to more closely match its customers' needs.

            The increase in salary and employee benefits resulted from a change in the employee mix. Full-time support staff positions were reduced while management level employees were hired to increase efficiency and expand Allegiant's market coverage. In addition, experienced customer service representatives were hired to operate the new Des Peres and Mehlville branches. This change in the personnel profile was reflected in the increased costs associated with salaries and employee benefits, despite only a nominal increase in the number of full-time equivalent employees. As of December 31, 1996, Allegiant Bank employed 98 full-time equivalent employees compared to 92 full-time equivalent employees at December 31, 1995. Additionally, as the banking industry continues to consolidate, the Bank plans to hire additional qualified employees in 1997 from the pool of experienced workers expected to become available as local branches are closed in the wake of consolidation of larger institutions.

            Despite the additional costs associated with the opening of the two new branches and the Operations Center in 1996, Allegiant was able to improve its operating expense and operating efficiency ratios during 1996.
The percentage of total operating expenses to total average assets improved to 2.27% in 1996, from 2.47% for 1995. The efficiency ratio decreased to 61.30% in 1996, from 64.66% during 1995. The efficiency ratio is considered a measure of the degree to which Allegiant leverages overhead expenses. Another overhead management ratio, average assets per full-time equivalent employee, improved from $2.4 million per employee in 1995 to $3.2 million per employee in 1996. Allegiant attributes a substantial portion of these efficiency gains to the cost improvement program that it has undertaken. In addition to the Bank's increased efficiency, in 1995, the FDIC announced that deposit insurance premiums would be reduced from $.23 per $100 to the base amount of $2,000 per year. As a result, Allegiant's deposit insurance premiums expense decreased $148,000 in 1996, compared to 1995.

            The following table sets forth Allegiant's summary consolidated non-interest income and expense for the years indicated:

                                               YEAR ENDED DECEMBER 31,
                                               -----------------------
                                                 1996          1995
                                                ------        ------
                                                   (IN THOUSANDS)
Non-interest income:

Other non-interest income                          455           265
Overdraft fees                                     363           231
Service charges                                    214           162
Gain (loss) on the sale of securities               49            (4)
                                                ------        ------

   Total non-interest income                    $1,081        $  654
                                                ======        ======

Non-interest expense:

Salaries and employee benefits                  $3,455        $2,809
Other non-interest expense                       2,033         1,523
Depreciation of buildings and fixed assets         604           426
Expense on premises and fixed assets               338           270
Supplies                                           202           157
Rent expense                                       149           121
Directors' fees                                    122            73
Advertising                                        106            88
FDIC assessment                                     10           158
                                                ------        ------

   Total non-interest expense                   $7,019        $5,625
                                                ======        ======

            In December 1994, the Allegiant Board approved the Phantom Stock Plan (the "Plan") for the President of Allegiant, under which Allegiant agreed to pay a cash award to the President based upon the increase in book value of 48,400 shares of Allegiant Common Stock, from December 31, 1994 until the earlier of: (i) December 31, 1998; or (ii) the end of the year immediately preceding the year that the President's employment with Allegiant terminates. Allegiant has accrued approximately $93,000 of the amount payable under the Plan as non-interest expense for salaries and employee benefits (including $38,000 in 1996).

FINANCIAL CONDITION

           At December 31, 1996, the Bank's total assets rose to $377.6 million, an increase of $97.2 million or 35% from December 31, 1995. This growth was primarily attributable to the $110.4 million increase in loans outstanding, comprised principally of $50.1 million in one- to four-family mortgages. Fed funds sold decreased 24% to $10.8 million at December 31, 1996, from $14.2 million at December 31, 1995. This decrease was due to the funding of increased loan production. Investment securities decreased 17% from $73.2 million at December 31, 1995 to $60.6 million at December 31, 1996. This decrease was primarily attributable to the maturity of short-term securities, purchased to maximize the spread to fed funds. The proceeds from these maturities were used to fund the limited deposit run-off resulting from the second quarter repricing of the deposit promotion offered in the first half of 1996 along with the increased loan growth experienced in 1996.

            Short-term investments held at December 31, 1995 included a match funding of an unusually large money market deposit account which was to be held at the Bank for an undetermined period of time. The investments were laddered so that a large withdrawal from the account would not threaten the Bank's liquidity position, as well as to maximize return on the funds while they where held at the Bank. The customer withdrew the funds in early 1996 and the short-term investments were not replaced as they matured.

ASSET/LIABILITY MANAGEMENT

            The main objective of the Bank's asset/liability management strategy is the effective monitoring and control of interest rate sensitivity, both on and off the Bank's balance sheet. Allegiant's Asset/Liability Committee monitors the interest rate sensitivity of the balance sheet on a bi-weekly basis. The committee reviews asset and liability repricing in the context of current and possible future interest rate scenarios affecting the economic climate in Allegiant's market area. The objective of the committee is to minimize Allegiant's earnings sensitivity when subjected to volatile interest rate movements, while maintaining a net interest margin to support Allegiant's strategic objectives.

            Management's strategy toward positioning the Bank for interest rate movements is three-fold. First, policies for non-real estate lending, deposit and investment functions call for all significant investments and/or fundings to be less than five years in maturity. Most non-real estate loans originated at the Bank are three years or less in maturity. The real estate mortgage loans held in the portfolio are made up of one-, two- and three-year adjustable-rate loans which have a reduced exposure to interest rate risk due to their periodic interest rate adjustments. Second, management seeks to adapt to a changing interest rate environment by altering the mix of floating- and fixed-rate commercial loans and investment securities, subject to prevailing market conditions. Third, management offers promotional deposit rates for certain maturity tranches in order to attain its targeted maturity schedule for time deposits. In addition, the continual systematic renewal of a portion of the deposit base allows for the mitigation of a segment of the interest rate risk associated with deposit re-pricing. This also has been accomplished in the investment portfolio with the implementation of the "laddered" maturity schedule, targeting an average duration of three years.

            Several tools are utilized in the measurement of the Bank's balance sheet rate sensitivity. The Bank's mainframe system produces several asset and liability management reports, such as the gap analysis of periodic interest rate adjustments, modeled by final maturity and repricing frequency for both assets and liabilities. Another system involves a simulation model which is used to forecast changes to the balance sheet under four different rate scenarios. The model shows changes to shareholders' equity and net income under rising, falling, stable and management's forecast of likely rate scenarios. The results of these models are reviewed by the Bank's Asset/Liability Committee and considered when adjusting the Bank's relative asset and liability position.

            Historically, interest rates on a large percentage of the Bank's loans have adjusted with the prime lending rate or comparable indices. Additionally, a large amount of the investment securities in the portfolio are variable-rate in nature, and are subject to quarterly or more frequent interest rate adjustments. The implications of a positive gap vary according to trends in short- and long-term interest rates. In a rising rate environment, assets tend to reprice more quickly than liabilities, resulting in an increased spread to the Bank. In a falling rate environment, assets tend to reprice downward more quickly than liabilities, causing a tightening of the spread. The Bank's target gap range is 80% to 135% in the zero- to three-month category, and 75% to 125% in the one-year category. The gap as of December 31, 1996 was within the guidelines of the policy.

            The following table presents Allegiant's interest rate position for various time bands, as of December 31, 1996. This model does not take into consideration interest rate caps or floors:

                                                           0 TO 3     4 TO 12      1 TO 5       OVER
                                                           MONTHS      MONTHS       YEARS      5 YEARS      TOTAL
                                                          --------    --------     -------     -------    --------
                                                                             (DOLLARS IN THOUSANDS)
Earning Assets:
   Loans                                                  $161,606    $ 56,894     $67,380     $ 6,046    $291,926
   Investment securities<F1>                                25,715      13,428      19,682         500      59,325
   Non-taxable investment securities                            25         205         542         427       1,199
   Other short-term investments                             10,775          --          --          --      10,775
                                                          --------    --------     -------     -------    --------
       Total earning assets                               $196,121    $ 70,527     $87,604     $ 6,973    $363,225
                                                          ========    ========     =======     =======    ========

Funding Sources:
   Money market accounts                                    74,490          --          --          --      74,490
   NOW accounts                                             10,711          --          --          --      10,711
   Savings                                                   6,083          --          --          --       6,083
   Time deposits                                            21,979      68,538      37,166          66     127,749
   Time deposits over $100,000                              31,349      15,306       4,170          --      50,825
   IRAs                                                      1,828       3,963       2,935          21       8,748
   Repurchase agreements                                     7,278         523         536          --       8,337
   Short-term FHLB borrowings                               10,150      17,650          --          --      27,800
   Long-term FHLB borrowings                                    --          --       7,000          --       7,000
   Long-term borrowings--other                                  --          --       4,400       3,263       7,663
                                                          --------    --------     -------     -------    --------
       Total funding sources                              $163,869    $105,980     $56,207     $ 3,350    $329,406
                                                          ========    ========     =======     =======    ========

Interest sensitivity gap--$                               $ 34,252    $(35,453)    $31,397     $ 3,623    $ 33,819
Interest sensitivity gap--%                                 120.90%      66.55%     155.86%     208.15%     110.27%

Cumulative gap--$                                         $ 34,252    $ (1,201)    $30,196     $33,819
Cumulative gap--%                                           120.90%      99.55%     109.26%     110.27%

Gap as a percentage of total
   earning assets                                             9.43%      (0.33)%      8.31%       9.31%

-----------------------------
<F1>  Investment securities include mortgage-backed securities which have effective maturities based upon current market conditions. This stratification is based on management's estimates in relation to the historical trends of these types of securities.

RISK MANAGEMENT

            Allegiant's objective in structuring the balance sheet is to maximize the return on shareholders' equity while prudently managing the associated risks. The principal risks involved in the banking industry are regulatory, credit, exposure to local economic conditions and interest rate risks. The following is a discussion of Allegiant's management of these risks.

            Regulatory Risk. The banking industry is heavily regulated. These regulations are intended to protect depositors, not shareholders. The Bank is subject to regulation and supervision by the FDIC and the Division of Finance, while Allegiant is subject to regulation and supervision by the Federal Reserve Board. The burden imposed by federal and state regulations puts banks at a competitive disadvantage compared to less regulated competitors such as finance companies, mortgage banking companies and leasing companies. In addition, legislative reactions to the problems of the thrift industry have added to the regulatory burden on banks.

            Credit Risk. The greatest risk facing lenders is generally credit risk, that is, the risk of losing principal and interest due to a borrower's failure to perform according to the terms of the loan agreements. The Bank historically has experienced relatively low levels of loan losses. Management attributes these loan loss rates to the Bank's emphasis on tangible asset lending, generally securing loans with real estate. Pursuant to its loan monitoring policy, the Bank reported net loan chargeoffs of $478,000 during 1996, or 0.21% of average loans outstanding, an increase from 0.19% of average loans charged off in 1995. As of December 31, 1996, the ratio of non-performing loans to total loans was .24%, an increase from .17% at December 31, 1995.

            Exposure to Local Economic Conditions. The Bank's concentration of loans in the St. Louis SMSA exposes it to risks resulting from changes in the local economy. While the Bank's market area for loans extends throughout most of Eastern and Northeastern Missouri and Southern Illinois, its lending operations are concentrated in the St. Louis SMSA. The percentage of loans secured by St. Louis SMSA real estate is significant. A dramatic drop in St. Louis area real estate values would adversely affect the quality of the loan portfolio. Of the amount of commercial real estate loans, a majority is to businesses that occupy and use the real estate. The risk of default with users of the property normally has been lower than with other segments of the commercial real estate market.

            Interest Rate Risk. The Bank's earnings depend to a great extent upon the level of net interest income, which is the difference between interest income earned on loans and investments and the interest expense paid on deposits and other borrowings. Although Allegiant believes that the maturities of the Bank's assets are appropriately balanced in relation to maturities of liabilities ("gap management"), gap management is not an exact science. Rather, it involves estimating how changes in the general level of interest rates will impact the yields earned on assets and the rates paid on liabilities. Moreover, rate changes can vary depending upon the level of rates and competitive factors. From time to time, maturities of assets and liabilities are not balanced, and a rapid increase or decrease in interest rates could have an adverse effect on net interest margins and results of operations of Allegiant.

LOANS

            Loans, the largest component of interest earning assets, increased 61% from year-end 1995 to December 31, 1996. This growth was attributable to a 85% increase in commercial loans, a 58% increase in real estate loans and a 44% increase in consumer loans. The increase in commercial loans was largely due to marketing efforts of the Bank's commercial loan team, strengthened by the recent additions of personnel recruited from competing banks in the area. Many of these loan officers were able to transfer business relationships with them. Commercial loans increased $34.6 million, from $40.5 million on December 31, 1995 to $75.1 million on December 31, 1996. The majority of these loans are tied to Allegiant's Corporate Market Rate (which generally moves with the national prime lending rate) and tend to be the Bank's most profitable loans.

            The commercial loan portfolio is diversified from an industry standpoint and includes businesses engaged in manufacturing, wholesaling, retailing, agribusiness, financial services and other service business. Emphasis is upon middle-market and community businesses with known local management and financial stability. Consistent with the Bank's strategy and emphasis upon relationship banking, most borrowing customers also maintain deposit accounts and utilize other banking services. Real estate is often a material component of collateral for the commercial and industrial loans even though cash flows are unrelated to the real estate. This real estate provides Allegiant with additional collateral protection.

            While Allegiant traditionally has focused on small- to mid-sized commercial lending, the Mortgage Company has enabled Allegiant to increase its earning assets by expanding its mortgage lending activities. The largest component of the Bank's loan portfolio consists of real estate mortgage loans, which increased $72.1 million from $124.1 million at December 31, 1995 to $196.1 million at December 31, 1996. The majority of this increase was in one- to four-family adjustable-rate mortgages, which tend to be lower risk in nature. The Mortgage Company was the key contributor to this increase in mortgage loan production, posting a record twelve-month performance in 1996 with $72.2 million in loans originated.

            The growth in consumer loans was attributable to the improved management of the consumer loan portfolio, along with the introduction of the new HECL product. In the first year of production, 180 HECL loans were originated with $9.1 million committed and $5.4 million in balances outstanding. Performance in this area has exceeded management's expectations. These loans were offered at a low introductory rate and will reprice in the first quarter of 1997.

                                LOAN PORTFOLIO--MATURITIES AND SENSITIVITIES OF LOANS
                                                                  DECEMBER 31, 1996
                                -------------------------------------------------------------------------------------
                                                 MATURING AFTER ONE YEAR           MATURING AFTER
                                MATURING IN        THROUGH FIVE YEARS                FIVE YEARS
                                  ONE YEAR       -----------------------       -----------------------
                                  OR LESS        FIXED-RATE     VARIABLE       FIXED-RATE     VARIABLE        TOTAL
                                -----------      ----------     --------       ----------     --------      ---------
                                                                   (IN THOUSANDS)
Commercial, financial,
  agricultural, municipal
  and industrial
  development                     $ 55,384        $ 7,703        $ 6,417         $  287        $ 5,338       $ 75,129
Real estate                         84,064         47,465         13,326          2,522         57,493        204,870
Installment                          8,691          2,916              2             17             --         11,626
Other                                   50            251             --             --             --            301
                                  --------        -------        -------         ------        -------       --------
Total loans                       $148,189        $58,335        $19,745         $2,826        $62,831       $291,926
                                  ========        =======        =======         ======        =======       ========


            The following table summarizes the composition of the Bank's loan portfolio for the periods indicated:

                                                   LOAN PORTFOLIO--TYPES OF LOANS
                                                                              DECEMBER 31,
                                    --------------------------------------------------------------------------------------------
                                           1996                1995              1994               1993             1992
                                    ------------------  ------------------ -----------------  ---------------- -----------------
                                               PERCENT             PERCENT           PERCENT           PERCENT           PERCENT
                                              OF TOTAL            OF TOTAL          OF TOTAL          OF TOTAL          OF TOTAL
                                     AMOUNT     LOANS    AMOUNT     LOANS   AMOUNT    LOANS   AMOUNT    LOANS  AMOUNT     LOANS
                                    --------  --------  --------  -------- -------- --------  ------- -------- -------  --------
                                                                       (DOLLARS IN THOUSANDS)
Commercial, financial,
   agricultural, municipal
   and industrial development       $ 75,129    25.75%  $ 40,518    22.32% $ 30,353   25.00%  $19,954   28.60% $13,198    28.94%
Real estate--construction              8,763     3.00      8,777     4.83     5,504    4.53     1,403    2.01      806     1.77
Real estate--mortgage:
   One- to four-family
      residential                    121,386    41.58     71,260    39.25    47,109   38.81    26,699   38.27   16,877    37.01
   Multi-family and commercial        74,721    25.60     52,795    29.08    31,813   26.21    16,899   24.22   10,702    23.47
Consumer and other                    12,084     4.14      8,379     4.62     6,881    5.67     4,959    7.11    4,119     9.03
Less unearned income                    (157)    (.05)      (185)   (0.10)     (267)  (0.22)     (141)  (0.20)    (102)   (0.22)
                                    --------   ------   --------   ------  --------  ------   -------  ------  -------   ------
   Total loans<F1>                  $291,926   100.00%  $181,544   100.00% $121,393  100.00%  $69,773  100.00% $45,600   100.00%
                                    ========   ======   ========   ======  ========  ======   =======  ======  =======   ======

-----------------------------
<F1> The Bank had no outstanding foreign loans at the dates reported.

INVESTMENTS

            Investment securities decreased $12.7 million during 1996 to $60.6 million at December 31, 1996. A substantial portion of this decrease was due to the run-off of an unusually large money market deposit account which was match-funded with short-term securities. The remainder of the decrease in investment securities was used to fund increased loan growth in 1996. These short-term debt instruments, or discount notes, are typically held in larger denominations and mature within 90 days from the date of purchase. The Bank generally invests in discount notes in order to maximize yield versus simply investing the funds in the overnight Fed Funds market. The increase in the aggregate amount of short-term securities at the beginning of the year reflected Allegiant's assessment of opportunities available given the shape of the existing yield curve and the yield pick up associated with this investment strategy at the time of the purchase. In addition, some longer-term securities were called away from the Bank, due to the relative decrease in interest rates during the first quarter of 1996.

            Management has implemented an investment strategy which places relatively less emphasis on marginal yield, and relatively more emphasis on stable average market yield. This investment approach minimizes the portfolio's exposure to interest rate risk by diluting the effects of a volatile market, which in turn offers a more balanced total return. In 1995, the Bank implemented this investment strategy involving a three-year laddered portfolio. The goal of a laddered portfolio is to minimize reinvestment risk, or the risk of investing large amounts at the same interest rate. The ladder allows for a uniform portion of the portfolio to mature each month to be reinvested three years out in million dollar segments. Because the Bank is not investing the funds all at once, the portfolio generally yields the normal average market rate, where the high rates match off with the low rates to arrive at a stable blended average. Another advantage of the three-year ladder is the relatively low volatility associated with the purchase of shorter term securities due to the lower level of duration. This strategy has resulted in less unrealized loss that reduces shareholders' equity. The Bank will continue to target a laddered investment strategy, purchasing a mix of fixed-rate U.S. Treasury and agency issues as well as callable agency securities. Remaining investments include mostly municipal securities from primarily local issuers. Consequently, there has been minimal credit risk related to Allegiant's investment portfolio.


            The Bank generally holds investment securities for three reasons:
(i) as a secondary source of liquidity to fund additional loans as well as manage deposit run-off as such situations arise; (ii) as instruments to pledge against public deposits and repurchase agreements; and (iii) to generate a yield of return that outperforms the yield of merely holding excess cash in the overnight Fed Funds market. A strategy implemented in 1995 that allows the Bank to achieve all three of these goals is the creation of mortgage-backed securities. This strategy allows the Bank to move previously booked loans to the securities section of the balance sheet, achieving an attractive yield for the Bank's bond portfolio and more importantly, increases the liquidity of those earning assets while virtually eliminating credit risk with a FNMA guarantee. However, the Bank sustains some loss in yield when securitizing these assets in the form of a guarantee fee paid to FNMA. The 17% decrease in investment securities for the year ended December 31, 1996, occurred despite the addition of $9.2 million in adjustable-rate mortgage-backed securities described above. These securities were created as a result of a mortgage loan swap with FNMA in which the Bank traded $9.2 million in adjustable-rate mortgages for the same amount in mortgage-backed securities. The Bank plans to swap mortgages for additional securities in 1997 and thereafter as part of its regular course of operations.

            The book value of investment securities for the periods indicated were as follows:

                                             INVESTMENT PORTFOLIO
                                                                                 DECEMBER 31,
                                                                 -------------------------------------------
                                                                   1996              1995              1994
                                                                 -------           -------           -------
                                                                                (IN THOUSANDS)
United States Treasury securities                                $ 7,941           $ 5,017           $ 7,025
Obligations of other United States
   government agencies                                            46,717            64,697            31,232
Federal Home Loan Bank stock                                       4,462             2,645             2,278
States and political subdivisions                                  1,199               930               503
Less unrealized gain (loss) on securities
   available-for-sale                                                 35              (136)             (150)
Other                                                                205                58                --
                                                                 -------           -------           -------
   Total                                                         $60,559           $73,211           $40,888
                                                                 =======           =======           =======

            The maturities and yield information of the investment securities portfolio as of December 31, 1996 was as follows:

                                       INVESTMENT PORTFOLIO--MATURITIES AND YIELDS
                                                                                        OVER
                                                      WEIGHTED   OVER ONE   WEIGHTED    FIVE   WEIGHTED               WEIGHTED
                                           ONE YEAR   AVERAGE    THROUGH    AVERAGE   THROUGH  AVERAGE   OVER TEN      AVERAGE
                                           OR LESS     YIELD    FIVE YEARS   YIELD   TEN YEARS  YIELD      YEARS        YIELD
                                           --------   --------  ----------  -------- --------- --------  --------     --------
                                                                          (DOLLARS IN THOUSANDS)
United States Treasury securities          $ 1,505      4.96%    $ 6,436     6.10%     $ --       --%    $    --          --%
Obligations of United States
  government agencies                        9,199      4.54      18,887     5.52       500     6.69      18,131<F1>    6.24
Federal Home Loan Bank stock                 4,462      7.00          --       --        --
States and political subdivisions              230      4.49         542     5.59       400     5.31          27        5.00
Less unrealized loss on securities
  held available-for-sale                       35        --          --       --        --       --          --          --
Other                                           --        --         205       --        --       --          --          --
                                           -------               -------               ----              -------
Total investment securities                $15,431      5.29%    $26,070     5.62%     $900     6.08%    $18,158        6.24%
                                           =======               =======               ====              =======

Total portfolio                                                                                          $60,559        5.70%
                                                                                                         =======

-----------------
<F1> Securities are adjustable-rate mortgages tied to the one-year Constant
     Maturity Treasury index. Due to principal prepayments, management estimates these securities will have an estimated life of five to seven years during normal market conditions.

ASSET QUALITY

            The Bank's allowance for possible loan losses increased 46%, from $2.1 million on December 31, 1995 to $3.1 million on December 31, 1996. The majority of this increase was due to the provision of $1.4 million to the reserve for possible loan losses during 1996. The reserve for loan losses is budgeted by using a risk weighting system based upon the different risk categories of loans. The allowance for loan losses to total loans decreased to 1.06% at December 31, 1996 from 1.17% at December 30, 1995. This decrease takes into account the increased percentage of the loan portfolio represented by one- to four-family mortgage loans, which tend to exhibit lower levels of credit risk. Allegiant believes that the allowance for possible loan losses at December 31, 1996 was adequate to reflect the credit risk in the loan portfolio. See "Results of Operations--Provision for Loan Losses."

            Non-performing assets increased to $692,000 at December 31, 1996, an increase of $384,000 from $318,000 as of December 31, 1995. The ratio of non-performing loans to total loans was 0.24% at December 31, 1996, compared to 0.17% as of December 31, 1995. The largest component of this increase in non-performing loans was a $228,000 increase in non-performing real estate construction loans.

            As an integral part of their examination process, the various regulatory agencies periodically review the Bank's allowances for possible loan losses. Such agencies have the authority to require the Bank to recognize additions to the reserve based upon their judgment. Allegiant believes that the allowances for possible loan losses at December 31, 1996 were consistent with applicable regulatory requirements.

            The following table summarizes, for the periods presented, non-performing assets by category:

                            RISK ELEMENTS--NONACCRUAL, PAST DUE AND RESTRUCTURED LOANS
                                                                                    DECEMBER 31,
                                                             --------------------------------------------------------
                                                               1996        1995        1994        1993        1992
                                                             --------    --------    --------    --------     -------
                                                                              (DOLLARS IN THOUSANDS)
Commercial, financial, agricultural and all other loans:
   Past due 90 days or more                                  $      5    $    113    $     --    $     --   $      --
   Non-accrual                                                    207         109          40          --          --
   Restructured terms                                              --          --          --          --          --

Real estate--construction:
   Past due 90 days or more                                       264          36          90          --          20
   Non-accrual                                                     84          20          35          11          --
   Restructured terms                                              --           3          --          --          --

Real estate--mortgage:
   Past due 90 days or more                                        --          --          --          --          --
   Non-accrual                                                     --          --          --          --          --
   Restructured terms                                              --          --          --          --          --

Installment loans to individuals:
   Past due 90 days or more                                        23          12           8          --           3
   Non-accrual                                                    109          15          --           3          --
   Restructured terms                                              --          --          --          --          --
                                                             --------    --------    --------    --------   ---------

Total non-performing loans:                                  $    692    $    308    $    173    $     14   $      23
                                                             ========    ========    ========    ========   =========

   Other real estate                                               --          10          25          --          --
                                                             --------    --------    --------    --------   ---------

Total non-performing assets:                                 $    692    $    318    $    198    $     14   $      23
                                                             ========    ========    ========    ========   =========

Gross interest income that would have been recorded
   in the period if the loans had been current in
   accordance with the original terms and had been
   outstanding throughout the period or since
   origination:
   Loans accounted for on
      a non-accrual basis                                    $     57    $     30    $     16    $      1   $       1
   Loans with restructured terms                                   --          --          --          --          --

Balance sheet information (at year-end):
   Total assets                                              $377,564    $280,386    $171,927    $104,416   $  68,782
   Loans outstanding                                          291,926     181,544     121,393      69,733      45,600
   Shareholders' equity                                        16,386      13,938       8,453       7,487       3,894
   Allowance for possible loan loss                             3,100       2,130       1,455         775         550

Ratios:
   Non-performing loans to total loans outstanding               0.24%       0.17%       0.14%       0.02%       0.05%
   Non-performing assets to total assets                         0.18        0.11        0.12        0.01        0.03
   Non-performing loans to shareholders' equity                  4.22        2.28        2.34        0.19        0.59
   Reserve for possible loan losses to total loans               1.06        1.17        1.20        1.11        1.21
   Reserve for possible loan losses
      to non-performing loans                                  447.98      691.56      841.04    5,535.71    2,391.30

   (Table continued on following page)


                                    - 83 -

Percent of categories to total end-of-period loans:
   Commercial, financial, agricultural,
      municipal and industrial development                      25.74       22.32       25.00       28.60       28.94
   Real estate--construction                                     3.00        4.83        4.53        2.01        1.77
   Real estate--mortgage:
      One- to four-family residential                           41.58       39.25       38.81       38.27       37.01
      Multi-family and commercial                               25.60       29.08       26.21       24.22       23.47
   Installment and consumer                                      4.11        4.62        5.67        7.11        9.03
      Less unearned income                                      (0.05)       (.10)      (0.22)      (0.20)      (0.22)
                                                             --------    --------    --------    --------     -------
Total loans                                                    100.00%     100.00%     100.00%     100.00%     100.00%
                                                             ========    ========    ========    ========     =======

LIQUIDITY AND CAPITAL RESOURCE MANAGEMENT

            Corresponding to the growth in assets for the year ended
December 31, 1996, total liabilities increased by $97.2 million. This increase included a $22.0 million increase in short-term borrowings. The majority of this funding was achieved with short-term advances secured from the Federal Home Loan Bank of Des Moines (the "FHLB"). In addition, a small portion of the increase in short-term FHLB borrowings was due to a reclassification of longer-term advances which will mature within twelve months from December 31, 1996 and as such was re-classified as short-term. In the current interest rate environment, the Bank prefers to use these alternative sources of short-term funding in lieu of higher cost retail deposits gathered with deposit promotions.

DEPOSITS

            As of December 31, 1996, aggregate deposits totaled $308.7 million, an increase of 33% or $77.4 million from $231.3 million as of December 31, 1995. This growth was principally attributable to a $31.0 million increase in certificates of deposit and a $20.6 million increase in money market accounts. In addition, certificates of deposit over $100,000 increased $17.7 million, while significant growth was achieved in demand deposit accounts, with an increase of $7.4 million or 34%. Slightly offsetting these increases was a 32% decrease in savings accounts, most of which was due to the re-pricing of Allegiant Green Savings Accounts. The majority of these funds was moved to the higher yielding money market accounts within the Bank.

            The Bank anticipates continued deposit growth in 1997, as the Mehlville and Des Peres branches mature, along with the addition of the new St. Peters branch which is expected to become operational in the first half of 1997. In addition to the new branch, the Bank plans to continue offering new products, such as the ones previously mentioned, in its effort to increase core deposits and attract long-term banking relationships. The following table summarizes deposit activity, along with the weighted-average breakdown of each deposit type and the average yield paid on those deposits for the periods indicated:

                                                        DEPOSITS
                                                                    DECEMBER 31,
                            -----------------------------------------------------------------------------------------
                                         1996                           1995                         1994
                            ---------------------------     --------------------------    ---------------------------
                                        PERCENT                        PERCENT                         PERCENT
                                        OF TOTAL                       OF TOTAL                        OF TOTAL
                            AMOUNT      DEPOSITS   RATE     AMOUNT     DEPOSITS   RATE    AMOUNT       DEPOSITS  RATE
                            ------      --------   ----     ------     --------   ----    ------       --------  ----
                                                          (DOLLARS IN THOUSANDS)
Demand deposits            $ 29,406        9.53%     --%   $ 21,966       9.50%     --%  $ 15,785        11.70%    --%
NOW accounts                 10,711        3.47    2.37       9,087       3.93    2.35      8,394         6.22   2.37
Money market
   accounts                  74,490       24.13    4.88      53,905      23.30    4.23     18,771        13.92   3.00
Savings deposits              6,083        1.97    3.25       8,896       3.85    3.88      3,736         2.77   2.49
Certificates of deposit     128,407       41.60    5.90      97,460      42.13    5.91     69,688        51.67   4.39
Certificates of deposit
   over $100,000             50,825       16.47    5.50      33,140      14.33    5.61     14,453        10.72   4.11
IRA certificates              8,748        2.83    6.06       6,855       2.96    5.78      4,057         3.01   4.79
                           --------      ------            --------     ------           --------       ------
   Total deposits          $308,670      100.00%   5.33%   $231,309     100.00%   5.39%  $134,884       100.00%  3.90%
                           ========      ======            ========     ======           ========       ======


    AMOUNTS AND MATURITIES OF TIME DEPOSITS OF $100,000 OR MORE<F1>
                                                       DECEMBER 31, 1996
                                                       -----------------
                                                        (IN THOUSANDS)
Three months or less                                        $30,526
Over three months through six months                          8,772
Over six through twelve months                                7,357
Over twelve months                                            4,170
                                                            -------
  Total                                                     $50,825
                                                            -------

-----------------
<F1>  As of December 31, 1996 the Bank had no outstanding time certificates of deposit or time deposits in amount of $100,000 or more issued by foreign banking offices.


LIQUIDITY MANAGEMENT

            The Bank seeks to maintain a level of liquidity which will provide a readily available source of funds for new loans, allowing it to meet loan commitments and other obligations on a timely basis. Historically, the Bank has been loan driven, which means that as loans have increased, the Bank has taken action to increase the level of core deposits and, depending on market conditions, access cost effective alternative sources of short-term funding.

            Increasing core deposits generally involves the use of promotions, paying premium rates coupled with advertising to attract new customers to the Bank. Where possible, the Bank has timed a deposit promotion to coincide with the opening of a new branch in order to achieve maximum growth in deposits.
It has been the Bank's experience that the majority of deposits raised through these promotions have remained at the Bank after the promotion is over and so have provided a steadily growing base of core deposits at the Bank. In addition to the above-described sources, the steady flow of maturing securities provides a source of liquidity.

            Certificates of deposit accounted for approximately 58% of the Bank's total deposits as of December 31, 1996. Many of such certificates of deposit were purchased by customers in response to promotions offering above-market interest rates. Payment of premium interest rates by the Bank adversely affects the Bank's interest rate spread. Moreover, the Bank's concentration of deposits in certificates of deposit could have a negative impact on the stability of its deposits as purchasers of certificates of deposit may not redeposit the proceeds of their certificates of deposit after the certificates of deposit mature, particularly if the Bank then is not offering promotional rates. There can be no assurance the concentration of the Bank's deposits in certificates of deposit will not have a material adverse effect on the Bank's future results of operation or liquidity.

            Management anticipates continued loan demand in the Bank's market area as bank consolidation continues and fewer middle market lenders serve the area. In order to maintain the flexibility to fund this growth, the Bank has entered into an agreement with the FHLB providing the Bank a credit facility secured by the Bank's assets with current availability of $71.8 million of which $34.8 million was outstanding as of December 31, 1996. This resource should provide the Bank the opportunity to expand further the loan portfolio with the flexibility to increase deposits when conditions best match the Bank's needs and resources.

            The following table summarizes short-term borrowings for the periods indicated:

                                         AVERAGE SHORT-TERM BORROWINGS
                                                                      YEAR ENDED DECEMBER 31,
                                               ------------------------------------------------------------------
                                                      1996                    1995                    1994
                                               --------------------    -------------------     -------------------
                                               AVERAGE      AVERAGE    AVERAGE     AVERAGE     AVERAGE     AVERAGE
                                               BALANCE       RATE      BALANCE       RATE      BALANCE       RATE
                                               --------------------    ------------------      -------------------
                                                                     (DOLLARS IN THOUSANDS)
Federal funds purchased                        $ 2,737       5.33%     $   679       6.27%     $ 1,110       4.13%
Securities sold under agreement
   to repurchase and other
   short-term borrowings                        24,744       5.65%      11,496       5.75%       6,424       4.33%
                                               -------                 -------                 -------

Total                                          $27,481       5.61%     $12,175       5.77%     $ 7,534       5.93%
                                               =======                 =======                 =======
Total maximum short-term borrowings
   outstanding at any month-end
   during the year                             $51,060                 $14,108                 $17,406

            The Bank experienced a period of strong loan demand during the third quarter of 1996, which affected its short-term liquidity. A large portion of the loan demand was in the form of one- to four-family real estate loans, some of which were swapped for mortgage-backed securities during the fourth quarter of 1996. The Bank's Asset/Liability Committee monitors its liquidity position daily and seeks consistently to guard against an inadequate liquidity position.

            From December 31, 1995 to December 31, 1996, short-term borrowings increased substantially. The rates paid for these borrowings are significantly less than those required to increase the deposit base. This strategy benefited earnings, as well as improved efficiency by bringing in a large block of funding at one time. The Bank expects that borrowings maturing in 1997 will be replaced by similar borrowings if the rate advantage is still in existence. As of December 31, 1996, the Bank had approximately $58.3 million in availability from several borrowing sources, including commercial banks and the FHLB, and is now eligible for additionally discounted funds from the FHLB due to its "Outstanding" Community Reinvestment Act rating.

CAPITAL RESOURCES

            From December 31, 1995 to December 31, 1996, Allegiant's shareholders' equity increased from $13.9 million to $16.4 million, primarily due to net income of $1.8 million less dividends paid of $187,000 and the conversion of 504,000 in subordinated debentures into 57,728 shares of Allegiant Common Stock in the fourth quarter of 1996. Over the years, issuance of Allegiant Common Stock and net income has provided the majority of Allegiant's capital accumulation.

            The analysis of capital is dependent upon a number of factors including asset quality, earnings strength, liquidity, economic conditions and combinations thereof. The Federal Reserve Board has issued standards for measuring capital adequacy for bank holding companies. These standards are designed to provide risk-responsive capital guidelines and to incorporate a consistent framework for use by financial institutions. At this time, the two primary criteria used in such analysis are the risk-based capital guidelines and the minimum capital to total assets or leverage ratio requirement. In general the standards require banks and bank holding companies to maintain capital based on "risk-adjusted" assets so that categories of assets with potentially higher credit risk will require more capital backing than categories with lower credit risk. In addition, banks and bank holding companies are required to maintain capital to support off-balance sheet activities such as loan commitments.

            The standards also classify total capital for this risk-based measure into two tiers referred to as Tier 1 and Tier 2. For Allegiant, Tier 1 capital includes total shareholders' equity less goodwill. Tier 2 capital is comprised of the reserve for loan and lease losses (within certain limits), perpetual preferred stock not included in Tier 1, hybrid capital instruments, term subordinated debt and intermediate-term preferred stock. Bank holding companies are required to meet a minimum ratio of 8% of qualifying total capital to risk-adjusted assets and a minimum ratio of 4% of qualifying Tier 1 capital to risk-adjusted assets. Capital that qualifies as Tier 2 capital is limited in amount to 100% of Tier 1 capital.

            As of December 31, 1996, Allegiant's and Bank's capital ratios were as follows:

                                                           ALLEGIANT      BANK
                                                           ---------      ----
Risk-based capital ratio                                     8.55%        10.06%
Tier 1 capital ratio                                         6.10%         8.87%
Leverage ratio                                               4.38%         6.37%

            Management believes that a strong capital position provided by a mix of equity and qualifying long-term debt is essential to achieving Allegiant's long-term objectives. It provides safety and security for depositors, and it enhances the potential for increases in Allegiant's value for shareholders by providing opportunities for growth with the selective use of leverage.

            Allegiant's capital requirements have been financed through private offerings of debt and equity securities, retention of earnings after payment of dividends and borrowings from a commercial bank. The principal amount of Allegiant's bank stock loan was $4.4 million as of December 31, 1996 and matures in December 1999. The loan agreement contains certain restrictions on Allegiant's ability to pay cash dividends. Although there can be no assurance regarding the payment of future dividends, Allegiant believes the loan agreement will not inhibit its ability to pay regular dividends at the current rate. Additionally, Allegiant has $3.3 million of outstanding subordinated debentures due in 2002.


            In February 1997, Allegiant completed a rights offering in which it raised net proceeds of approximately $5.2 million and issued 567,750 shares of Allegiant Common Stock to existing shareholders at a price of $9.375 per share. Allegiant's management will continue to monitor Allegiant's actual and forecasted capital position in light of operating results and planned operations and growth. Allegiant currently believes that its business will require up to $4.0 million of additional capital prior to the end of 1997, which capital likely would be obtained in the form of a private placement or public offering of equity securities, including possibly another rights offering.


            The capitalization of Allegiant as of December 31, 1996 was as follows:

                                                                     DECEMBER 31, 1996
                                                                     -----------------
                                                                      (IN THOUSANDS)
Long-term debt:

   Note payable to financial institution, interest
      payable at prime (8.25% on December 31, 1996),
      due December 31, 1999. The note is secured by Bank stock           $ 4,400
   Notes payable to FHLB, various interest rates from
      5.62% to 7.87% principal balance due from
      January 12, 1998 to September 12, 2000.
      Secured by FHLB stock and certain loans                              7,000
   Subordinated debentures with certain shareholders,
      interest payable at prime plus 3% (with a minimum
      floor of 10%), maturing on May 31, 2002                              3,263
                                                                         -------
               Total long-term debt                                      $14,663
                                                                         -------

Shareholders' equity:

   Common Stock, $.01 par value; 7,800,000 shares
      authorized; issued and outstanding 2,270,530(1)                    $    23
   Capital surplus                                                        15,983
   Retained earnings                                                         357
   Net unrealized depreciation on securities held
      available-for-sale                                                      23
                                                                         -------
               Total shareholders' equity                                 16,386<F1>
                                                                         -------
               Total capitalization                                      $31,049
                                                                         -------

------------
<F1>  Subsequent to December 31, 1996, Allegiant completed a rights offering pursuant to which it received net proceeds of $5.2 million and issued 567,750 shares of Allegiant Common Stock.

DIRECTORS AND EXECUTIVE OFFICERS OF ALLEGIANT

            Marvin S. Wool, 68, has served as a director of Allegiant since 1990 and as the Chairman and Chief Executive Officer of Allegiant and Chairman of the Bank since March 1992. For more than the past five years, Mr. Wool has served as the President and Chief Executive Officer of Dash Multi-Corp, Inc., the holding company for ten subsidiary companies located in Georgia, Mississippi, Missouri, New Jersey and California which are in the chemical, cloth coating and carpet industries.

            Shaun R. Hayes, 37, has served as a director and as the President of Allegiant since 1989. Additionally, Mr. Hayes has served as President and Chief Executive Officer of the Bank since May 1992. From 1989 through 1994, Mr. Hayes served as Secretary of Allegiant.

            Leon A. Felman, 62, has been a director of Allegiant since
1992. For more than the past five years, Mr. Felman has been associated with Sage Systems, Inc., a franchisee of Arby's restaurants in the St. Louis area, and currently serves as its President and Chief Executive Officer.

            C. Virginia Kirkpatrick, 63, has been a director of Allegiant since 1990. Ms. Kirkpatrick has been President of CVK Personal Management & Training Specialists, a business consulting and human resource management firm, for more than the past five years.

            Kevin R. Farrell, 46, has served as a director of Allegiant since 1989 and as Secretary of Allegiant since 1994. Mr. Farrell has been President of St. Louis Steel Products, a steel fabricating company, for more than the past five years.

            John T. Straub, 48, has been a director of Allegiant since 1990. Since April 1992, Mr. Straub has been self-employed as a certified public accountant. From December 1989 to April 1992, Mr. Straub served as Chief Financial Officer of Group Five, Inc.

            Lee S. Wielansky, 46, has been a director of Allegiant since 1990. Mr. Wielansky has been the President and Chief Executive Officer of Midland Development Group, a real estate development company, for more than the past five years.

            Charles E. Polk, 36, has been a director of Allegiant since
1994. Mr. Polk has been a partner of Husch & Eppenberger, a law firm located in St. Louis, Missouri, for more than the past five years.

            Leland B. Curtis, 53, has been a director since March 21, 1996.
He has also been a partner in the law firm of Curtis, Oetting, Heinz, Garrett & Soule, a law firm located in St. Louis, Missouri for more than the past five years.


            S. Kay Love, 35, has served as Assistant Secretary of Allegiant and Vice President/Chief Financial Officer of Allegiant Bank since March 1992. For more than three years prior to joining Allegiant, Ms. Love served in various positions at Mercantile Bank of St. Louis, N.A. including Staff Auditor, Assistant Controller, Financial Systems Accountant, Personal Banking Officer/Branch Operations Manager and Mortgage Banking Officer.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


            Certain of the directors and officers of Allegiant and of the Bank, and members of their immediate families and firms and corporations with which they are associated, have had transactions with the Bank, including borrowing and investing in certificates of deposit and repurchase agreements. All such loans and investments have been made in the ordinary course of business, have been made on substantially the same terms, including interest rates paid or charged and collateral required, as those prevailing at the time for comparable transactions with unaffiliated persons, and did not involve more than the normal risk of collectibility or present other unfavorable features. As of March 31, 1997, the aggregate outstanding amount of all loans to officers and directors of Allegiant and to firms and corporations in which they have at least a 10% beneficial interest was approximately $4.0 million, which represented approximately 18.5% of Allegiant's consolidated shareholders' equity at that date.


SECURITY OWNERSHIP OF MANAGEMENT

            The following table sets forth information regarding the amount of Allegiant Common Stock beneficially owned, as of March 31, 1997, by each person who is an executive officer, director or known by Allegiant to own beneficially more than 5% of Allegiant Common Stock, and all directors and executive officers of Allegiant as a group:


                              NAME OF               NUMBER OF SHARES        PERCENT
                         BENEFICIAL OWNER         BENEFICIALLY OWNED<F1>   OF CLASS
                         ----------------         ----------------------   --------
                    Marvin S. Wool                   443,446  <F2>          15.2%
                    Shaun R. Hayes                   254,349  <F3>           8.7%
                    S. Kay Love                        5,405  <F4>           <F5>
                    Leon A. Felman                   271,439  <F6>           9.4%
                    Kevin R. Farrell                 160,530  <F7>           5.6%
                    Lee S. Wielansky                 140,488  <F8>           4.9%
                    C. Virginia Kirkpatrick           93,427  <F9>           3.2%
                    John Straub                       57,739  <F10>          2.0%
                    Charles E. Polk                   31,486  <F11>          1.1%
                    Leland B. Curtis                  10,361  <F12>          <F5>
                    James R. Gibson                  207,036  <F13>          7.3%


                    All directors and executive
                      officers as a group          1,468,670  <F14>         50.6%
                      (10 persons)

----------------------
<F1>  Except as otherwise indicated, each individual has sole voting and investment power over the shares listed beside his or her name. The percentage calculations for beneficial ownership are based upon 2,842,989 shares of Allegiant Common Stock that were issued and outstanding as of March 31, 1997, plus, with respect to each individual and for all directors and executive officers as a group, the number of shares subject to options and warrants that may be acquired upon exercise or conversion within 60 days.

<F2>  Total includes: 44,587 shares held by the Dash Industries Pension Plan;
      36,300 shares held in trusts for the benefit of Mr. Wool's children; 59,727 shares held in trusts for the benefit of Mr. Wool and his spouse; 72,967 shares subject to presently exercisable stock options; and 9,909 shares subject to issuance upon exercise of warrants. Mr. Wool's address is 2500 Adie Road, Maryland Heights, Missouri 63043.

<F3>  Total includes: 3,025 shares held of record by Mr. Hayes' spouse, as to which shares Mr. Hayes has shared voting and investment power; 85,781 shares subject to presently exercisable stock options; and 4,247 shares issuable upon exercise of warrants. Mr. Hayes' address is 7801 Forsyth Boulevard, St. Louis, Missouri 63105.


                                    - 90 -

<F4>  Total includes: 4,950 shares subject to presently exercisable stock options.

<F5>  Less than one percent.

<F6>  Total includes: 26,400 shares subject to presently exercisable stock options and 7,078 shares issuable upon exercise of warrants.
      Mr. Felman's address is 8860 Ladue Road, St. Louis, Missouri 63124.

<F7>  Total includes:  48,210 shares held of record by Pentastar Family
      Holdings, Inc.; 28,779 shares held by Mr. Farrell as custodian for his four children; 1,210 shares held by United Missouri Bank of Kansas City as Trustee for the IRA of Mr. Farrell's spouse; 2,750 shares held by Everen Clearing Corporation as custodian for Mr. Farrell's family; 46,567 shares subject to presently exercisable stock options; and 1,887 shares issuable upon exercise of warrants. Mr. Farrell's address is 191 Rock Industrial Park, St. Louis, Missouri 63044.

<F8>  Total includes:  14,486 shares held by Mr. Wielansky as custodian for his three children; 38,276 shares held jointly with Mr. Wielansky's spouse; 2,299 shares held by Shearson Lehman Brothers for the IRA of Mr. Wielansky's spouse; 38,500 shares issuable upon exercise of stock options; and 1,415 shares issuable upon exercise of warrants.

<F9>  Total includes:  16,033 shares held jointly with Ms. Kirkpatrick's spouse; 20,117 shares held by Paine Webber as Trustee for the IRA of Ms. Kirkpatrick's spouse; 2,273 shares held jointly with Ms. Kirkpatrick's son; 48,987 shares issuable upon exercise of stock options; and 471 shares issuable upon exercise of warrants.

<F10> Total includes 22,595 shares held by Mr. Straub's spouse's Trust
      Agreement; 4,406 shares held in trust for the benefit of Mr. Straub's spouse; 26,400 shares issuable upon exercise of stock options; and 471 shares issuable upon exercise of warrants.

<F11> Total includes:  3,981 shares held jointly with Mr. Polk's spouse; and
      26,400 shares issuable upon exercise of stock options.

<F12> Total includes:  428 shares held jointly with Mr. Curtis' spouse; and
      2,200 shares issuable upon exercise of stock options.

<F13> Total includes:  12,100 shares issuable upon exercise of stock options.
      Mr. Gibson no longer serves as director of Allegiant. Mr. Gibson's address is 67 Signal Hill Road, Belleville, Illinois 62223.

<F14> Total includes:  379,152 shares issuable upon exercise of stock options;
      and 25,478 shares issuable upon exercise of warrants.

COMPENSATION OF EXECUTIVE OFFICERS

            The following table sets forth the compensation of Allegiant's Chief Executive Officer and President. Allegiant's President was the only executive officer whose aggregate salary and bonus exceeded $100,000 during 1996.

                                             SUMMARY COMPENSATION TABLE
                                               ANNUAL COMPENSATION                    LONG-TERM COMPENSATION
                                               -------------------                    -----------------------

                                                                                                  SECURITIES
                                                                                      RESTRICTED  UNDERLYING
                                                                        OTHER ANNUAL    STOCK      OPTIONS/      ALL OTHER
                                              SALARY         BONUS      COMPENSATION    AWARDS       SARs      COMPENSATION
NAME AND PRINCIPAL POSITION        YEAR         ($)           ($)           ($)          ($)         (#)            ($)
---------------------------        ----       ------         -----      ------------  ----------  ----------   ------------
Marvin S. Wool                     1996        39,039        13,500       9,800<F1>       --          --             --
  Chairman and Chief               1995        30,000        10,000       6,418<F1>       --          --             --
  Executive Officer of             1994            --            --       4,933<F1>       --          --             --
  Allegiant and Chairman of
  Allegiant Bank


Shaun R. Hayes                     1996       175,634<F2>    13,500      10,450<F5>       --          --             --
  President of Allegiant           1995       165,332<F2>    30,000       4,620<F4>       --          --             --
  and President and Chief          1994       146,529<F2>        --       2,989<F4>       --      48,400<F3>         --
  Executive Officer of
  Allegiant Bank

--------------
<F1>  Amounts reported consist only of directors' fees.

<F2>  Mr. Hayes' salary includes $240, $332 and $364 paid in 1996, 1995 and
      1994, respectively, for the private use of an automobile supplied by Allegiant.

<F3>  In December 1994, the Board of Directors approved the Plan for the
      President of Allegiant, under which Allegiant agreed to pay a cash award to the President based upon the increase in book value of 40,000 shares of Allegiant Common Stock from December 31, 1994, until the earlier of:
      (i) December 31, 1998; or (ii) the end of the year immediately preceding the year that the President's employment with Allegiant terminates. Due to the 10% stock dividend effective January 1996 and the 10% stock dividend effective January 1997, the award now relates to 48,400 shares.

<F4>  Amounts reported consist only of matching contributions by Allegiant to
      Mr. Hayes' 401(k) plan.

<F5>  Amounts reported consist only of directors' fees of $5,700 and matching contributions by Allegiant of $4,750 to Mr. Hayes' 401(k) plan.

            The following presents certain information concerning stock options granted to the named executive officers during the year ended December 31, 1996, and year-end stock option values. No stock options were exercised by the named executive officers during the year ended December 31, 1996.

                      OPTION/SAR GRANTS IN LAST YEAR

            The following table sets forth information concerning stock option grants made in 1996 to the individuals named in the Summary Compensation Table. No SARs were granted to the named individuals in 1996.

                                                                  INDIVIDUAL GRANTS
                                 ---------------------------------------------------------------------------------
                                  NUMBER OF
                                  SECURITIES             PERCENT OF TOTAL
                                  UNDERLYING               OPTIONS/SARs
                                 OPTIONS/SARs               GRANTED TO               EXERCISE OR BASE
                                   GRANTED                 EMPLOYEES IN                    PRICE        EXPIRATION
     NAME                            (#)                       YEAR                       ($/SH)           DATE
     ----                        ------------            ----------------            ----------------   ----------
Marvin S. Wool                    11,000<F1>                                             $13.18          4/15/01
                                   5,500<F1>                   11.69%                    $11.75          4/15/01
Shaun R. Hayes                    11,000<F1>                                             $13.18          4/15/01
                                   5,500<F1>                   11.69%                    $11.75          4/15/01

------------------
<F1>  Options granted to the recipient pursuant to Allegiant's Directors'
      Stock Option Plan.


                AGGREGATED OPTION/SAR EXERCISES AND YEAR-END OPTION/SAR VALUES IN LAST YEAR
                                                                                            VALUE OF UNEXERCISED,
                                                          NUMBER OF UNEXERCISED         IN-THE-MONEY OPTIONS/SARs AT
                                                             OPTIONS/SARs AT                     YEAR-END
                                                               YEAR-END (#)                         ($)
                                                          ---------------------         ----------------------------
                   SHARES ACQUIRED
                          ON
                       EXERCISE        VALUE REALIZED
      NAME               (#)                ($)        EXERCISABLE   UNEXERCISABLE       EXERCISABLE    UNEXERCISABLE
      ----         ---------------     --------------  -----------   -------------       -----------    -------------
Marvin S. Wool           --                 --           72,967            --              382,467            --
Shaun R. Hayes           --                 --           84,167          53,241            487,609         123,829

-----------
<F1> Based on Allegiant Common Stock closing price on December 31, 1996 of
     $12.25.

                          THE BRANCH ACQUISITION

GENERAL

            On May 8, 1997, Allegiant entered into the Roosevelt Agreements with Roosevelt Bank. The Roosevelt Agreements provide for: (1) the assumption by the Bank of approximately $100.0 million of deposit liabilities (the "Deposits") relating to the Roosevelt Branches; (2) the acquisition of approximately $1.0 million of real property owned by Roosevelt Bank for operation of the Roosevelt Branches and the related ATMs, furniture, fixtures, equipment and other operating assets (the "Roosevelt Operating Assets"); and (3) the acquisition of approximately $3.0 million of consumer loans of Roosevelt (the "Roosevelt Loans") (the transactions described in the foregoing clauses (1), (2) and (3) are collectively referred to hereinafter as the "Branch Acquisition"). In addition, Allegiant will receive approximately $87.0 million in cash, net of a premium of approximately $9.2 million (the difference in the value of the assets acquired and the liabilities assumed, which may be deemed to be the purchase price), in connection with the Branch Acquisition.

            On December 22, 1996, Mercantile Bancorporation Inc. ("MBI") and Roosevelt Financial entered into an Agreement and Plan of Reorganization, that provided for the Merger of Roosevelt Financial with and into a wholly-owned subsidiary of MBI (the "MBI/Roosevelt Merger"). The MBI/Roosevelt Merger was consummated on July 1, 1997. As a condition of regulatory approval of the MBI/Roosevelt Merger, MBI is required to divest certain MBI and Roosevelt branches in Missouri to avoid anti-competitive effects that could result from the MBI/Roosevelt Merger.

            In March 1997, MBI announced guidelines with respect to the divestiture of certain of the branches of MBI and Roosevelt Bank, and subsequently solicited preliminary bids from potential acquirors. On April 4, 1997, Allegiant submitted a preliminary bid to acquire the Roosevelt Branches, which Roosevelt bank accepted. Allegiant submitted a final bid on April 25, 1997. Thereafter, Allegiant and Roosevelt Bank entered into the Roosevelt Agreements. Pursuant to the Roosevelt Agreements, Allegiant will acquire the Roosevelt Branches and assume related deposits of approximately $100.0 million, as well as acquire approximately $3.0 million of Roosevelt Loans and $1.0 million of Roosevelt Operating Assets.

REASONS FOR THE BRANCH ACQUISITION

            Set forth below is a summary of the principal reasons for Allegiant's decision to effect the Branch Acquisition.

            * The acquisition of the Roosevelt Branches will extend the Bank's network into contiguous market areas that are similar to the Bank's existing market areas. Management of the Bank believes that the Warrenton and Union franchises are significant and could not be established in as timely or as effective of a manner in the absence of the Branch Acquisition. Upon consummation of the Branch Acquisition, it is anticipated that the Bank will have approximately 33% of the total deposits held by FDIC-institutions in the Warrenton area and 5% of the total deposits held by FDIC-institutions in the Union area. In terms of market share (measured by total deposits), the Bank will be ranked first in the Warrenton area and ninth in the Union area.

            * The Branch Acquisition will significantly increase the Bank's deposit base, particularly non-interest bearing demand accounts. Management of Allegiant believes that the Deposits are largely stable, relatively low-cost core deposits that are similar to the Bank's existing deposit base. The Deposits bore interest at a weighted-average rate of 4.94% at March 31, 1997, compared to the 4.66% weighted-average rate on the Bank's deposits at the same date, and are expected to improve the Bank's liquidity.

            * The Branch Acquisition is anticipated by management to expand the Bank's commercial lending opportunities in the Warrenton and Union market areas because it will have better access to the small businesses located there. The Bank is not acquiring any commercial loans through the Branch Acquisition and, upon consummation of the Branch Acquisition, intends to offer these services in the Warrenton and Union market areas.

            * Allegiant will acquire a limited amount of consumer loans that have been made to residents of the Warrenton and Union market areas. The Bank expects that customer relationships associated with these loans will further enhance the Bank's ability to penetrate these market areas. The weighted-average yield on the Roosevelt Loans was 11.78% at March 31, 1997.

            The foregoing discussion of the factors considered by the Allegiant Board is not meant to be exhaustive but reflects the primary factors considered by the Board in approving the Roosevelt Agreements. The Allegiant Board did not quantify or attach any particular weight to the various factors that it considered in reaching its determination that the Branch Acquisition is in the best interests of Allegiant and its shareholders.

DESCRIPTION OF THE BRANCH ACQUISITION

            The Warrenton branch is located in Warren County, Missouri, and the Union branch is located in Franklin County, Missouri. Pursuant to the Roosevelt Agreements, the Bank will acquire the real property and related leasehold improvements related to the Roosevelt Branches.

            Upon consummation of the Branch Acquisition, the Bank will assume the Deposits and pay a premium estimated to be approximately $9.2 million in connection therewith. As of March 31, 1997, the Deposits were approximately $100.0 million, which is subject to change as a result of deposits and withdrawals in the ordinary course of business prior to the Roosevelt Closing Date (as defined under "-- Roosevelt Closing" below). As discussed under "-- Accounting Treatment" below, the Bank expects that a portion of the deposit premium will be allocated to the Roosevelt Operating Assets, thus reducing the goodwill resulting from the Branch Acquisition and effectively lowering the deposit premium to an estimated $8.7 million.

            The deposit premium was calculated based on the amount of the Deposits as of March 31, 1997. For purposes of the pro forma data presented herein, management of the Bank has assumed that approximately 10% of all categories of Deposits, other than certificates of deposit with scheduled maturities after the Roosevelt Closing Date, will be withdrawn from the Roosevelt Branches prior to the Roosevelt Closing Date for various reasons, including customer preference to choose another financial services provider. Based on such assumption and current balances for the Roosevelt Loans and the Roosevelt Operating Assets, which also are subject to change prior to the Roosevelt Closing Date, Allegiant will receive approximately $82.0 million in cash from Roosevelt Bank in consideration for the Bank's assumption of approximately $94.9 million of Deposits, after deduction of: (i) the deposit premium of approximately $9.2 million; (ii) Roosevelt Loans of approximately $2.7 million; and (iii) Roosevelt Operating Assets of approximately $1.0 million.

            In connection with the Branch Acquisition, the Bank will acquire the Roosevelt Loans at a purchase price equal to their value as reported on Roosevelt Bank's books on the Roosevelt Closing Date. Substantially all of the Roosevelt Loans consist of consumer loans made to residents of the Warrenton and Union market areas. As of March 31, 1997, the Roosevelt Loans aggregated approximately $2.7 million and had a weighted-average yield of 11.78%. The Roosevelt Loans consist primarily of car loans, home equity credit loans and overdraft protection lines of credit. In the Roosevelt Agreements, Roosevelt Bank made limited representations and warranties regarding the Roosevelt Loans and, as a result, Allegiant will have limited recourse against Roosevelt Bank for credit losses incurred in connection therewith.

            As part of its due diligence in connection with the Branch Acquisition, the Bank conducted a review of the Roosevelt Loans using substantially the same underwriting criteria that the Bank has traditionally used in the ordinary course of its business. Most of the Roosevelt Loans were performing in accordance with their terms and possessed "acceptable" or better risk ratings under the Bank's internal loan rating system.

            In connection with the Branch Acquisition, Allegiant will acquire the Roosevelt Operating Assets at a purchase price equal to their book value as reported on Roosevelt Bank's books on the Roosevelt Closing Date. The Roosevelt Operating Assets include the real property and related improvements, as well as the furniture, fixtures and equipment related to the Roosevelt Branches.

            Each party to the Roosevelt Agreements agreed to pay all costs, fees and expenses that it incurs in connection with or incidental to the matters contained in the Roosevelt Agreements, including, without limitation, any fees and disbursements to its accountants and counsel.

ROOSEVELT CLOSING

            The closing of the Branch Acquisition will take place on a date determined by Roosevelt Bank, but no earlier than the first day (and no later than the 90th day) following the date on which all conditions set forth in the Roosevelt Agreements have been satisfied (the "Roosevelt Closing Date"). Subject to the satisfaction of all conditions precedent, Allegiant and Roosevelt Bank currently anticipate that the Branch Acquisition will be completed on August 22, 1997.

            The respective obligations of Allegiant and Roosevelt Bank under the Roosevelt Agreements are subject to the satisfaction at or prior to the Roosevelt Closing Date of certain mutual conditions, including the following:
(1) consummation of the transactions contemplated by the Roosevelt Agreements shall not violate any order or decree of any court or governmental body having competent jurisdiction or any applicable law or regulation; (2) Allegiant shall have received, and all required waiting periods shall have expired with respect to, any and all authorizations, consents, approvals, licenses, charters and exemptions by any governmental authority or regulatory or administrative body required for the execution, delivery and performance of the Roosevelt Agreements by Allegiant and Roosevelt Bank and the consummation of the transactions contemplated by the Roosevelt Agreements, including, without limitation, approval from the Division of Finance and the FDIC; (3) no other action by or notice to or registration or filing with any such authority or body shall be required for the consummation of the transactions contemplated thereby; and (4) no state or federal agency having jurisdiction over Allegiant or any affiliate thereof shall have objected thereto or imposed any onerous requirements on Allegiant in respect thereof.

            The obligation of Allegiant to consummate the Branch Acquisition is subject to the satisfaction, unless waived, of certain other conditions including, the following: (1) Roosevelt Bank shall have complied in all material respects with each of its covenants and agreements contained in the Roosevelt Agreements that are required to be performed or complied with by Roosevelt Bank on or prior to the Roosevelt Closing Date; (2) each of the representations and warranties of Roosevelt Bank contained in the Roosevelt Agreements shall be true and correct in all material respects at and as of the Roosevelt Closing Date as if made at and as of the Roosevelt Closing Date; and (3) there shall have been no material adverse change to the physical condition of the assets to be acquired, including the real property and related improvements, furniture and equipment.

            The obligation of Roosevelt Bank to consummate the Branch Acquisition is subject to the satisfaction, unless waived, of certain other conditions including, the following: (1) Allegiant shall have complied in all material respects with each of its covenants and agreements contained in the Roosevelt Agreements that are required to be performed or complied with by it on or prior to the Roosevelt Closing Date; and (2) each of the representations and warranties of Allegiant contained in the Roosevelt Agreements shall be true and correct in all material respects at and as of the Roosevelt Closing Date as if made at and as of Roosevelt Closing Date. Neither the Branch Acquisition nor the Merger are contingent upon the consummation of the other.

            The Roosevelt Agreements may be terminated: (1) upon written notice from Roosevelt Bank to Allegiant in the event that on the Roosevelt Closing Date the conditions precedent to the obligations of Roosevelt Bank set forth in the Roosevelt Agreements have not been satisfied or waived by Roosevelt Bank; (2) upon written notice from Allegiant to Roosevelt Bank in the event that on the Roosevelt Closing Date the conditions precedent to the obligations of Allegiant set forth in the Roosevelt Agreements have not been satisfied or waived by Allegiant; (3) upon written agreement by both parties thereto; or (4) on December 28, 1997, if the transactions contemplated by the Roosevelt Agreements shall not have been consummated before such date, unless otherwise agreed to by the parties.

REGULATORY APPROVALS

            The Branch Acquisition is subject to the prior approval of the FDIC and the Division of Finance. Allegiant filed applications seeking such approvals on June 20, 1997. The FDIC and the Division of Finance are required to evaluate the applications by taking into consideration, among other things, the financial and managerial resources and future prospects of the institutions involved, the insurance risk to the FDIC and the convenience and needs of the communities to be served. In addition, the FDIC may not approve any proposed acquisition if it would result in certain anti-competitive effects, unless the FDIC finds that such anti-competitive effects are clearly outweighed in the public interest by the probable effect of the acquisition in meeting the convenience and needs of the communities to be served. Under the Community Reinvestment Act of 1977 ("CRA"), the FDIC must take into account the record of performance of the existing institutions in meeting the credit needs of the entire communities, including low- and moderate-income neighborhoods. The Bank's current rating under the CRA is "outstanding."

            A transaction approved by the applicable federal banking agency (which in the case of the Branch Acquisition is the FDIC) generally may not be consummated until 30 days after approval by such agency. If the U.S. Department of Justice (the "DOJ") and the relevant agency otherwise agree, this 30-day period may be reduced to as few as 15 days. During such period, the DOJ may commence a legal action challenging the transaction under the antitrust laws. The commencement of an action would stay the effectiveness of the approval of the federal banking agency unless a court specifically orders otherwise. If, however, the DOJ does not commence a legal action during such waiting period, it may not thereafter challenge the transaction, except in an action commenced under Section 2 of the Sherman Antitrust Act.

ROOSEVELT BRANCH EMPLOYEES

            Pursuant to the Roosevelt Agreements, if Allegiant offers employment to any of the employees of the Roosevelt Branches, such employees may be treated by Allegiant as "new hires" for all purposes; provided, however, that: (1) such employees shall participate in the medical plan of Allegiant beginning on the Roosevelt Closing Date and continuing through such employees' employment with the Buyer; and (2) such employees, if terminated within 180 days from the Roosevelt Closing Date for any reason other than for cause, shall be entitled to no less than four weeks of such employees' compensation as severance pay. Other than as provided herein, Allegiant shall not be obligated to make any contribution to any plan or program on behalf of such employees, with respect to any period prior to the Roosevelt Closing Date.

ACCOUNTING TREATMENT

            The purchase method of accounting will be used to record the Branch Acquisition upon its consummation. As required by generally accepted accounting principles, under purchase accounting, the acquired assets and assumed liabilities as of the Roosevelt Closing Date are recorded at their respective fair market values and added to those of the Bank. Financial statements of the Bank issued after consummation of the Branch Acquisition will reflect such values. Financial statements of the Bank issued before consummation of the Branch Acquisition are not restated retroactively to reflect the historical financial position or results of operations of the acquired assets and assumed liabilities. The unaudited pro forma financial information contained herein has been prepared using the purchase method to account for the Branch Acquisition. See "-- Unaudited Pro Forma Financial Information."

            Management of Allegiant believes that the Roosevelt Operating
Assets will have a fair market value as of the Roosevelt Closing Date that will exceed its net book value as of such date, which is the purchase price under the Roosevelt Agreements. Accordingly, the Bank anticipates that a portion of the deposit premium paid to Roosevelt Bank will be allocated to the Roosevelt Operating Assets, thus reducing the goodwill resulting from the Branch Acquisition. This allocated deposit premium will be depreciated on a straight-line basis over the estimated useful life of the assets. The remaining premium from the Branch Acquisition currently is estimated to be $8.7 million and will consist of a core deposit intangible which will be amortized on a straight-line basis over 15 years.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

            The following unaudited pro forma condensed combined consolidated balance sheet has been derived from the historical unaudited consolidated balance sheet of the Bank, adjusted to give effect to the Branch Acquisition and the Merger as though such transactions had occurred on March 31, 1997.
Pro forma adjustments related to the Merger have been prepared assuming that 607,861 shares of Allegiant Common Stock are issued at $17.00 per share, resulting in an estimated capital increase of $4.6 million. The financial information relating to the assets to be acquired and the liabilities to be assumed in connection with the Branch Acquisition is based on the current carrying values of such assets and assumed liabilities on the books of Roosevelt Bank, which are subject to change prior to consummation in accordance with the terms of the Roosevelt Agreements. The Branch Acquisition will be accounted for under the purchase method of accounting and actual purchase accounting adjustments will be based on the amounts and values of the assets acquired and liabilities assumed as of the date of consummation of the Branch Acquisition. See "-- Accounting Treatment."

            The pro forma condensed combined consolidated balance sheet is not necessarily indicative of the financial position that would have been reported had both the Branch Acquisition and the Merger been consummated as of the date indicated and should not be construed as representative of Allegiant's financial position as of any future date.

                          ALLEGIANT BANCORP, INC.
      PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET
                           MARCH 31, 1997
                            (UNAUDITED)
               (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                                  Allegiant,
                                                                        Allegiant,                                 Reliance,
                                                                         Reliance                             Roosevelt Branches
                                                                        Pro Forma                    Roosevelt      Pro Forma
                                                            Reliance     Combined     Roosevelt      Branches       Combined
                                     Allegiant    Reliance Adjustments Consolidated  Branches<F1>   Adjustment    Consolidated
                                     ---------    -------- ----------- ------------  ------------   ----------    ------------
ASSETS:

  Cash and fed funds                  $10,717      $2,625   $   --      $ 13,342      $82,225          $ -- <F2>    $ 95,567
  Investment securities                60,423       7,818       --        68,241           --            -- <F2>      68,241
  Total loans                         314,267      20,130       --       334,397        2,677<F2>,<F3>   --          337,074
  Reserve for loan losses              (3,456)       (205)      --        (3,661)          --            --           (3,661)
  Premises and other assets             7,674         673       --         8,347          805           480 <F4>       9,632
  Goodwill                                476          --    4,640<F5>     5,116        9,175          (480)<F6>      13,811
                                     --------     -------   ------      --------      -------          ----         --------

    Total assets                     $390,101     $31,041   $4,640      $425,782      $94,882          $ --         $520,664
                                     ========     =======   ======      ========      =======          ====         ========


LIABILITIES & CAPITAL:

  Deposits                           $310,823     $23,586   $   --      $334,409      $94,882<F7>      $ --         $429,291
  Short-term borrowings                41,275         166       --        41,441           --            --           41,441
  Long-term borrowings                 13,663         350       --        14,013           --            --           14,013
  Other liabilities                     2,204         105       --         2,309           --            --            2,309
  Shareholders' equity                 22,136       6,834    4,640        33,610           --            --           33,610
                                     --------     -------   ------      --------      -------          ----         --------

    Total liabilities & capital      $390,101     $31,041   $4,640      $425,782      $94,882          $ --         $520,664
                                     ========     =======   ======      ========      =======          ====         ========

See Notes to Pro Forma Condensed Combined Consolidated Financial Statements.


                                    - 99 -

                          ALLEGIANT BANCORP, INC.
          NOTES TO PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                (UNAUDITED)

<F1> Tangible assets to be acquired and liabilities to be assumed are shown at their carrying values on the books of Roosevelt Bank as of March 31, 1997, except as discussed in Note 7 hereto.

<F2> Does not reflect any reinvestment of the cash to be received in the
     Branch Acquisition. It is anticipated that the cash proceeds from the Branch Acquisition will be invested in loans, mortgage-backed securities, U.S. Government or Agency securities and short-term discount notes.

<F3> The following table sets forth certain information regarding the
     Roosevelt Loans as of March 31, 1997:
                                                   Weighted-            Average
                              Amount                Average          Remaining Term
       Branch             (In thousands)             Yield            (In months)
---------------------  -----------------------  ----------------  ------------------
Warrenton                     $1,378                  11.92%             121
Union                          1,299                  11.64%             119
                              ------                  ------             ---
                              $2,677                  11.78%             120
                              ======

    At March 31, 1997, none of the loans was more than 90 days delinquent.

<F4> The fair value adjustment to the fixed assets relates primarily to real property and will be depreciated over the expected useful life of the property.

<F5> Calculated with the following assumptions:

       Purchase price (607,861 shares of Common
        Stock @ $17.00 per share)                                             $10,334
       Acquisition costs                                                         300
       Severance agreement payments to be exercised                              840
       Capital of Reliance                                                    (6,834)
                                                                              ------
                                                                              $4,640
                                                                              ======

<F6> Consists of adjustments related to the Roosevelt Operating Assets.

<F7> Assumes 10% deposit run-off, prior to the Roosevelt Closing Date, in all categories of Deposits other than certificates of deposit with scheduled maturities after the Roosevelt Closing Date, which is based on management's review of similar transactions and the Bank's analysis of the composition of the Deposits. The following table sets forth the composition and certain other information regarding the Deposits as of March 31, 1997, as adjusted for assumed run-off.

                                                                             Weighted-              Weighted-
                                                                              Average               Average
Type of Account                                       Amount                    Rate                Maturity
-----------------------                               ------                 ---------              ---------
Now/Checking                                         $ 6,663                   0.82%
Savings                                                4,989                   2.30%
Money market                                          13,548                   4.29%
Certificates of deposit                               69,683                   5.64%               23 months
                                                     -------                   -----
                                                     $94,882                   4.94%
                                                     =======


IMPACT OF THE BRANCH ACQUISITION ON OPERATING PERFORMANCE

            The following discussion reflects Allegiant's current assessment of the incremental impact of the Branch Acquisition on the operating performance of Allegiant. Numerous factors, including factors outside Allegiant's control (such as the general level of interest rates and both national and regional economic conditions), may significantly alter the effects described below. As a result, there can be no assurance that the effects of the Branch Acquisition will be as anticipated by Allegiant. See "Risk Factors -- Risks of the Branch Acquisition."

            SIGNIFICANT ASSUMPTIONS. In addition to the assumptions stated below, Allegiant made the following assumptions in arriving at its assessment of the incremental impact of the Branch Acquisition on the operating performance of Allegiant: (i) regional and national economic conditions and interest rates will remain stable with no material improvement or slowdown in the economy; (ii) the Roosevelt Branches are in markets similar to the Bank's current markets and, therefore, the Bank's experience in generating loans and fee income and in maintaining core deposits is a reasonable basis for making further assumptions about the future impact of the Branch Acquisition; and (iii) prior to consummation of the Branch Acquisition, there will be a 10% run-off in all categories of deposits, other than certificates of deposit with scheduled maturities after the Roosevelt Closing Date, because of various factors, including, but not limited to, customer preference to find another financial services provider. Although Allegiant believes that the assumptions stated throughout this section are reasonable, there can be no assurance that actual results will be consistent with these assumptions.

            NET INTEREST INCOME. Upon consummation of the Branch Acquisition, the Bank is expected to assume Deposits of approximately $94.9 million and acquire Roosevelt Loans of approximately $2.7 million and cash of approximately $82.0 million. The cash from the Branch Acquisition will be used to fund loans and make purchases of mortgage-backed securities, U.S. Government or Agency securities and short-term discount notes. Thus, the impact of the Branch Acquisition on interest income is expected to include interest income from: (i) loans, mortgage-backed securities, U.S. Government or Agency securities and short-term discount notes purchased with cash proceeds; and (ii) the Roosevelt Loans. The impact of the Branch Acquisition on interest expense is expected to be the interest expense of the Deposits, after pre-acquisition deposit run-off assumed by the Bank (as discussed above), which had a weighted-average rate of 4.94% as of March 31, 1997.

            The Roosevelt Loans had a weighted-average yield of 11.78% at March 31, 1997. Allegiant has assumed that amortization, prepayment and repayment of loans will be replaced by new loan originations yielding equivalent interest income, although there can be no assurance that this will be the case. If such assumption proves to be invalid, the actual yield on the Roosevelt Loans will be less than the amount forecasted. Because the Roosevelt Loans appear to be representative of the consumers served by the Roosevelt Branches, new loans are expected to be added to the Bank's loan portfolio in a similar mix as the Roosevelt Loans.

            Allegiant estimates that it will receive approximately $82.0 million in cash from Roosevelt Bank at the closing of the Branch Acquisition. Allegiant expects to invest this cash primarily in AAA rated mortgage-backed securities secured by single-family residential loans, short-term U.S. Government or Agency securities, short-term discount notes and to fund loans. For purposes of estimating the incremental impact of the Branch Acquisition on the Company's operating performance, it is assumed that $20.0 million of the cash proceeds from the Branch Acquisition was invested in such mortgage-backed securities with a market rate of 7.30% at March 31, 1997, $10.0 million of the cash proceeds from the Branch Acquisition was invested in one-year U.S. Government or Agency securities with a market rate of 6.20% at March 31, 1997, and $10.0 million of the cash proceeds from the Branch Acquisition was invested in short-term discount notes with a market rate of 5.60% at March 31, 1997. The remaining $42.0 million of the cash proceeds from the Branch Acquisition is assumed to be invested in loans at an average rate of 8.75%, which is a blended yield of the Bank's loans as of March 31, 1997. Based upon its experience with the Bank's existing investment securities and loan portfolios, management of Allegiant believes that such yields were obtainable at March 31, 1997.

            Given the preceding assumptions, Allegiant estimates that the Roosevelt Loans, purchased securities and Deposits would yield an additional $2.0 million in net interest income on an annualized basis. It should be noted in this regard that Allegiant would retain the ability to leverage capital further while still maintaining the Bank's classification as an "adequately capitalized" institution under applicable laws and regulations and that, in the absence of additional credit risk, such capital leveraging would have the effect of increasing pre-tax income.

            The foregoing analysis assumes no significant variations in interest rates or asset/liability mix because Allegiant is unable to predict future interest rates. Interest rate movements may occur at different times and in different amounts from those assumed by Allegiant and, therefore, no assurance can be made that these estimates will be indicative of actual results.

            PROVISION FOR LOAN LOSSES. The Bank expects periodically to add to its allowance for loan losses and estimates that the Branch Acquisition will add approximately $535,000 (representing 50 basis points of the amount of the Roosevelt Loans, and 1.1% of the loans to be funded with the cash proceeds) to the Bank's provision for loan losses in the first full year following consummation of the Branch Acquisition. Actual provisions for loan losses will be based on numerous factors, including the state of regional and national economies and the performance of both the Roosevelt Loans and new loans generated by the Bank at the Roosevelt Branches. Accordingly, there can be no assurance that the provision relative to the Roosevelt Loans will not exceed the forecasted amount.

            NONINTEREST INCOME. The Bank expects to earn non-interest income primarily through deposit service charges. Based on Roosevelt's historical experience, which management of the Bank believes is comparable to the Bank's historical deposit fees, the Bank estimates that deposit fees and related income will increase by approximately $325,000 on an annual basis as a result of the Branch Acquisition. The Bank expects that most of this non-interest income will be derived from fees earned on deposit accounts through service charges and overdraft fees.

            NONINTEREST EXPENSE. The Bank has estimated the cost of operating the Roosevelt Branches within the Bank's existing infrastructure. The Bank expects additional non-interest expenses of approximately $1.5 million during the first full year of operations following the Branch Acquisition, consisting of compensation and employee benefits of approximately $467,000, occupancy and office operations expense of $180,000, SAIF premium expense of $176,000, amortization of intangible assets of $612,000, advertising and promotion expense of approximately $32,000 and other expense of approximately $31,000.

            The estimate of compensation and employee benefits includes expenses for approximately 15 full-time equivalent employees at the Roosevelt Branches and approximately three full-time equivalent employees expected to be hired, primarily in the Bank's operations center, over a period of time shortly following the Branch Acquisition.

            The estimate of occupancy and office operations expense includes the existing costs of operating the Roosevelt Branches, as well as estimated costs of refurbishment and other non-capitalizable expenditures that Allegiant expects to incur after consummation of the Branch Acquisition. Occupancy and office operations expense reflects the depreciation on the fixed assets estimated to be recorded in connection with the Branch Acquisition over the estimated use life of the assets acquired.

            The estimate of FDIC premium expense reflects the minimum annual deposit premium for SAIF-insured institutions, which the Bank expects to pay given its current status as an "adequately capitalized," healthy institution under applicable laws and regulations. Upon consummation of the Branch Acquisition, all of the Deposits will remain SAIF-insured deposits, to the extent permitted by law.

            Amortization of intangible assets reflects amortization of the goodwill estimated to be recorded in connection with the Branch Acquisition, which results in estimated expense of approximately $612,000 per year for 15 years following consummation of the Branch Acquisition.

            The estimate of advertising and promotion expense reflects costs associated with entrance into new communities, and the estimate of other expenses includes other support costs needed to operate the Roosevelt Branches, such as supplies, postage, delivery and other expenses.

            INCOME TAXES.  Taxes are calculated at an effective rate of 40%.

           SUMMARY OF EFFECT OF BRANCH ACQUISITION ON OPERATING
PERFORMANCE. The following table summarizes the expected effect of the Branch Acquisition on the operating performance of Allegiant for the one-year period following the Closing of the Branch Acquisition:

            Net interest income                                           $1,963,000
            Provision for loan losses                                       (535,000)
                                                                          ----------
            Net interest income after provision for loan losses            1,428,000
            Noninterest income                                               325,000
            Noninterest expense:
              Compensation and employee benefits                             540,000
              Occupancy and office operations                                208,000
              SAIF premium                                                    65,000
              Amortization of intangible assets                              612,000
              Advertising and promotion                                       37,000
              Other                                                           36,000
                                                                          ----------
                 Total noninterest expense                                 1,498,000
                                                                          ----------
            Income (loss) before income taxes                                255,000
            Income tax provision                                            (102,000)
                                                                          ----------
            Net income                                                    $  153,000
                                                                          ==========

            As discussed above, the foregoing summary is based upon numerous assumptions. There can be no assurance that actual results will be consistent with expectations and variations from the forecasted amounts could be material.

                    INFORMATION REGARDING RELIANCE

RELIANCE FINANCIAL, INC.


            Reliance was organized in December 1994. On April 7, 1995, Reliance acquired 100% of the capital stock of RFSLA and sold 430,000 shares of common stock in the Offering for a purchase price of $10.00 per share. Net proceeds from the Offering were $3.6 million. Reliance retained 50% of the net Offering proceeds and used a portion of the proceeds to originate a loan to the ESOP, and used the balance of the net proceeds to purchase all of the common stock of RFSLA. Immediately following the Offering, the only significant assets of Reliance were the common stock of RFSLA, the loan to the ESOP, and $1.6 million in cash, cash equivalents, and certificates of deposit. Reliance is registered as a savings and loan holding company with the OTS.


            The business of Reliance and its subsidiaries will be discussed herein as activities of Reliance (on a consolidated basis), and references to Reliance's historical investment activities include the activities of RFSLA prior to April 7, 1995 unless otherwise noted.


            Reliance employs executive officers and a support staff if and as the need arises. Such personnel are provided by RFSLA and are paid separate remuneration for such services. At March 31, 1997, Reliance had total consolidated assets of $31.0 million, total consolidated deposits of $23.6 million, and consolidated stockholders' equity of $6.8 million. Reliance's executive office is located at 8930 Gravois Avenue, St. Louis, Missouri 63123 and its telephone number is (314) 631-7500.


RELIANCE FEDERAL SAVINGS AND LOAN ASSOCIATION OF ST. LOUIS COUNTY

            RFSLA is a federally chartered stock savings institution headquartered in St. Louis, Missouri, engaged primarily in the business of originating one- to four-family residential mortgage loans in its market area. RFSLA's policy is to originate for retention in its loan portfolio fixed-rate mortgage loans with maturities of 15 years or less. At September 30, 1996, 42.5% of RFSLA's one- to four-family residential mortgage loan portfolio consisted of fixed-rate loans, a majority of which were originated for terms of 15 years or less. In addition to fixed-rate loans, RFSLA also originates for retention in its one- to four-family residential mortgage loan portfolio, adjustable-rate mortgage ("ARM") loans and three-, five- and seven-year "balloon" loans. At September 30, 1996, 51.4% and 6.1% of RFSLA's one- to four-family residential mortgage loan portfolio was comprised of ARM loans and three-, five- and seven-year balloon loans, respectively. In the past, RFSLA originated a significant number of consumer loans (primarily boat loans) and a limited number of multi-family and commercial loans. However, in recent years, RFSLA generally has not originated such loans.

            RFSLA also invests in various types of securities and assets that are permissible investments for federal savings associations, including money market mutual funds, interest-earning deposits in other financial institutions, mortgage-backed securities, and securities issued or guaranteed by the United States Government or agencies thereof. RFSLA funds its lending and investment activities primarily from deposits received, repayment of principal and interest on its mortgage loans, and borrowings from the FHLB. At September 30, 1996, core deposits, consisting of passbook accounts, NOW accounts and money market deposits totaled $9.1 million, or 37.5% of total deposits, and certificates of deposit totaled $15.1 million, or 62.5%, of total deposits.

            At September 30, 1996, RFSLA's net loan portfolio totaled
$21.1 million, or 64.7%, of total assets.  At September 30, 1996,
$18.5 million, or 87.7%, of RFSLA's loan portfolio consisted of one- to four-family residential mortgage loans.

MARKET AREA AND COMPETITION

            RFSLA is a community-oriented savings institution offering a variety of financial products and services to the community it serves.
RFSLA's market area is St. Louis County, located in East-Central Missouri, in the incorporated area generally known as Affton. Affton is primarily a mature and fully developed residential area, with very little manufacturing and only modest commercial activity. The vast majority of RFSLA's lending is in the area surrounding its office. To a lesser extent, RFSLA also originates loans in counties in Missouri contiguous to St. Louis County, such as Jefferson County and St. Charles County. To supplement mortgage loan origination in its market area, RFSLA purchases loans secured by properties within the State of Missouri originated by other financial institutions. To reduce the credit-risk associated with the purchase of these loans, RFSLA will continue its present policy of re-underwriting loans using its own underwriting standards which includes a review of the borrower's payment history and the on-site inspection of the properties collateralizing the loans. RFSLA's principal market for deposits is concentrated in the neighborhood surrounding its full service office in St. Louis County, Missouri.


            St. Louis, Missouri's largest city, is located adjacent to St. Louis County in East-Central Missouri and is served by Lambert International Airport. The population of St. Louis County has increased to an estimated 1.0 million in 1994 from 994,000 in 1990. The area's economy is affected primarily by the manufacturing, construction, transportation and communication industries. Major non-governmental employers in the area include McDonnell Douglas Corp., Barnes Jewish Christian Health System, Ralston Purina, Anheuser-Busch, Monsanto, Chrysler, Ford, SBC Communications, Inc. and Trans World Airlines.


            RFSLA faces significant competition in the origination of loans from other savings associations, mortgage banking companies, credit unions, insurance companies, and commercial banks, many of which have greater financial and marketing resources. RFSLA also faces significant competition in attracting deposits. Historically, most direct competition for deposits has been from other savings banks, savings associations, commercial banks and credit unions. RFSLA faces additional competition for deposits from short-term money market funds and other corporate and government securities funds and from other financial institutions such as brokerage firms and insurance companies. Competition has also increased as a result of the lifting of restrictions on the interstate operations of financial institutions.

LENDING ACTIVITIES

            Loan Portfolio Composition. RFSLA's loan portfolio consists primarily of conventional first mortgage loans secured by one- to four-family residences and, to a lesser extent, construction loans, multi-family loans, and commercial real estate loans. RFSLA also originates a limited amount of consumer loans. At September 30, 1996, RFSLA's gross loan portfolio totaled $21.9 million, of which $18.5 million, or 87.7% of loans receivable, net, were one- to four-family residential mortgage loans held for investment. The remainder of RFSLA's mortgage loans at September 30, 1996 consisted of $1.0 million of multi-family loans, $1.5 million of real estate construction loans and $785,000 of commercial real estate loans. RFSLA's consumer loans consist primarily of boat loans. Consumer loans totaled $87,000 at September 30, 1996.

            Analysis of Loan Portfolio. The following table sets forth the composition of RFSLA's loan portfolio in dollar amounts and in percentages at the dates indicated.

                                                                         AT SEPTEMBER 30,
                                               --------------------------------------------------------------------
                                                       1996                    1995                    1994
                                               --------------------    -------------------     --------------------
                                               AMOUNT       PERCENT    AMOUNT       PERCENT    AMOUNT       PERCENT
                                               ------       -------    ------       -------    ------       -------
                                                                    (DOLLARS IN THOUSANDS)
Real estate loans:
  One- to four-family residential<F1>          $18,546       87.71%    $18,083       90.27%    $16,840       84.88%
  Multi-family, five or more units                 984        4.65       1,214        6.06       1,316        6.63
  Construction                                   1,526        7.22          --          --         366        1.84
  Commercial                                       785        3.71         832        4.15       1,278        6.44
                                               -------      ------     -------      ------     -------      ------
    Total real estate loans                    $21,841      103.29%    $20,129      100.48%    $19,800       99.79%
                                               -------      ------     -------      ------     -------      ------

Consumer and other loans:
  Boat loans                                   $    87        0.41     $   260        1.30     $   554        2.79
  Savings account loans                             --          --          19        0.10          35        0.18
  Consumer loans                                    --          --          --          --           3        0.02
                                               -------      ------     -------      ------     -------      ------
    Total consumer and other loans                  87        0.41         279        1.40         592        2.99
                                               -------      ------     -------      ------     -------      ------
    Total gross loans receivable               $21,928      103.70     $20,408      101.88     $20,392      102.78

Less:
  Loans in process                             $   560        2.65     $    --          --     $   129        0.65
  Allowance for losses                             204        0.96         305        1.53         388        1.95
  Unearned discount                                  8        0.04          65        0.32          21        0.10
  Deferred loan fees, net                           12        0.05           7        0.03          15        0.08
                                               -------      ------     -------      ------     -------      ------
    Loans receivable, net                      $21,144      100.00%    $20,031      100.00%    $19,839      100.00%
                                               =======      ======     =======      ======     =======      ======

Type of Security:
Residential:
  One- to four-family dwelling units<F1>       $18,546       87.71%    $18,083       90.27%    $16,840       84.88%
  Five or more dwelling units                      984        4.65       1,214        6.06       1,316        6.63
  Construction                                   1,526        7.22          --          --         366        1.84
  Commercial                                       785        3.71         832        4.15       1,278        6.44
  Savings accounts                                  --          --         260        1.30         554        2.79
  Boat loans                                        87        0.41          19        0.10          35        0.18
  Other loans                                       --          --          --          --           3        0.02
                                               -------      ------     -------      ------     -------      ------
    Subtotal                                    21,928      103.70      20,408      101.88      20,392      102.78

Less:
  Loans in process                                 560        2.65          --          --         129        0.65
  Allowance for losses                             204        0.96         305        1.53         388        1.95
  Unearned discount                                  8        0.04          65        0.32          21        0.10
  Deferred loan fees, net                           12        0.05           7        0.03          15        0.08
                                               -------      ------     -------      ------     -------      ------
    Total                                      $21,144      100.00%    $20,031      100.00%    $19,839      100.00%
                                               =======      ======     =======      ======     =======      ======

--------------------
<F1>  Includes construction loans converted to permanent loans and FHA/VA loans.


            Loan Maturity Schedule. The following table sets forth certain information as of September 30, 1996, regarding the dollar amount of gross loans maturing in RFSLA's portfolio based on their contractual principal payments.

                                      DUE DURING THE                                      TEN
                                YEARS ENDED SEPTEMBER 30,        THREE        FIVE      THROUGH     FIFTEEN
                          ----------------------------------   THROUGH      THROUGH     FIFTEEN      YEARS
                              1997       1998        1999     FIVE YEARS   TEN YEARS     YEARS      OR MORE      TOTAL
                              ----       ----        ----     ----------   ---------    -------     -------      -----
Real estate loans:
  One- to four-family
    residential           $  899,334  $  977,819  $1,063,183  $2,412,877  $7,437,903  $3,458,037  $3,823,041  $20,072,194
  Multi-family, five or
    more units                62,459      68,335      74,763     171,286     457,268     149,615          --      983,726
  Commercial loans            44,399      48,780      53,598      68,172     205,253     310,694      53,924      784,820
Consumer loans                34,557      38,938      13,976          --          --          --          --       87,471
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------  -----------
     Total                $1,040,749  $1,133,872  $1,205,520  $2,652,335  $8,100,424  $3,918,346  $3,876,965  $21,928,211
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========  ===========

            The following table sets forth the dollar amount of all gross loans at September 30, 1996 that have fixed interest rates and have floating or adjustable interest rates and which are due after September 30, 1997.

                                                              FLOATING OR
                                           FIXED RATES    ADJUSTABLE RATES<F1>         TOTAL
                                           -----------    --------------------         -----
Real estate loans:
  One- to four-family residential          $8,231,191        $10,941,669            $19,172,860
  Multi-family, five or more units            271,607            649,660                921,267
  Commercial loans                             57,772            682,649                740,421
Consumer loans                                 52,914                 --                 52,914
                                           ----------        -----------            -----------
    Total                                  $8,613,484        $12,273,978            $20,887,462
                                           ==========        ===========            ===========

---------------
<F1>  Includes three-, five- and seven-year balloon mortgage loans.


            One- to Four-Family Residential Real Estate Loans.
RFSLA's primary lending activity consists of the origination of one- to four-family owner-occupied residential mortgage loans, substantially all of which are collateralized by properties located in RFSLA's market area. At September 30, 1996, $7.3 million, or 39.5%, of RFSLA's one- to four-family mortgage loans had fixed rates, generally of intermediate (five- to seven-year) terms, with a limited amount of longer-term fixed-rate loans, not to exceed 15 years in maturity. The remainder of RFSLA's one- to four-family mortgage loans ($11.2 million, or 60.5% at September 30, 1996) had variable rates. Of RFSLA's variable-rate loans at September 30, 1996, $10.0 million, or 89.4%, were one- and three-year ARM loans and $1.2 million, or 10.6%, were three-, five- or seven-year balloon loans.

            RFSLA originates ARM loans to reduce interest rate risk. Currently, RFSLA's ARM loans adjust at 250-275 basis points above the one-year Treasury Bill rate or the Eighth District Quarterly Cost of Funds Index. Such loans are originated with terms ranging 15 to 30 years depending on customer preference. Currently, ARM loans originated by RFSLA provide for maximum adjustments of 2% per adjustment, with overall adjustments of 6.5%.

            RFSLA currently offers fixed-rate one- to four-family residential mortgage loans with terms ranging from five to 15 years. One- to four-family residential real estate loans often remain outstanding for significantly shorter periods than their contractual terms because borrowers may refinance or prepay loans at their option. The average length of time that RFSLA's one- to four-family residential mortgage loans remain outstanding varies significantly depending upon trends in market interest rates and other factors. Accordingly, estimates of the average length of one- to four-family loans that remain outstanding cannot be made with any degree of accuracy. At September 30, 1996, the average weighted life of RFSLA's one- to four-family residential mortgage loans was approximately 14.9 years.

            Originations of fixed-rate mortgage loans are monitored on an ongoing basis and are affected significantly by the level of market interest rates, RFSLA's interest rate gap position, and loan products offered by RFSLA's competitors. RFSLA's fixed-rate mortgage loans amortize on a monthly basis with principal and interest due each month. To make RFSLA's loan portfolio more interest rate sensitive, RFSLA currently emphasizes the origination of loans with terms of 15 years or less. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Interest Rate Sensitivity Analysis."

            RFSLA is a portfolio lender. It has not sold loans in the secondary mortgage market since 1989 and does not intend to conduct secondary market sales in the foreseeable future. One- to four-family loans are underwritten and originated according to policies approved by the board of directors. In the current lending environment, loan repayments have exceeded demand for loans.

            RFSLA also originates a number of one- to four-family construction loans that convert to permanent loans after the initial construction period, which generally is six months but which may not exceed 12 months. RFSLA makes a limited number of loans to builders for houses built on "spec." At September 30, 1996, RFSLA had $1.5 million of construction loans outstanding.

            Commercial Real Estate and Multi-Family Lending. RFSLA originates commercial real estate and multi-family loans on a limited basis. At September 30, 1996, such loans represented $1.8 million, or 8.4%, of RFSLA's gross loan portfolio. RFSLA generally does not solicit such loans, and originates such loans selectively and on a case-by-case basis. Because of the increased credit risk associated with such loans and the low level of demand for such loans in RFSLA's market area, RFSLA anticipates its commercial real estate and multi-family loan portfolio to decrease in the foreseeable future. The largest such loan at September 30, 1996 was $339,000.

            RFSLA's commercial real estate loans typically are secured by free-standing retail outlets. RFSLA generally makes such loans in amounts up to 75% of the appraised value of the property.

            RFSLA's multi-family loans are typically secured by residential properties containing six, eight or 12 dwelling units located in its market area. RFSLA makes such loans in amounts up to 75% of the appraised value of the property. Currently, RFSLA requires cash flow analysis on the properties, which is updated each year. RFSLA generally requires a positive cash flow on all multi-family properties. Multi-family loans are offered with fixed or adjustable interest rates. Fixed-rate loans generally bear interest of 300 to 400 basis points over the equivalent term U.S. Treasury issue and adjustable-rate loans generally bear initial rates of 350 basis points over the equivalent term U.S. Treasury issue and adjust periodically to 350 basis points over the equivalent term U.S. Treasury issue.

            Multi-family and commercial real estate loans generally are for larger loan amounts and involve greater risks than one- to- four family residential mortgage loans. Because payments on loans secured by such properties are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to a greater extent to adverse conditions in the real estate market or the economy. RFSLA seeks to minimize these risks in a variety of ways, including limiting the size of such loans and strictly scrutinizing the financial condition of the borrower, the quality of the collateral and the management of the property securing the loan. RFSLA obtains appraisals on each property in accordance with applicable regulations.

            Consumer and Other Lending. RFSLA also offers consumer loans which consist primarily of savings account loans.

            Between 1985 and 1990, RFSLA made a substantial number of loans on new and used boats. Management of RFSLA at that time was attracted by the relatively high interest rates and short amortization schedules offered by these loans compared to alternative investments. RFSLA has virtually eliminated its origination of boat loans due, in part, to increased levels of delinquencies and repossessions on boat loans originated directly by RFSLA. While boat loans still constitute $87,000, or 0.41%, of RFSLA's loan portfolio at September 30, 1996, management of RFSLA does not currently anticipate that the origination of boat loans will constitute a significant part of its consumer loan portfolio in the future.

            Consumer loans entail greater risks than do one- to four-family residential mortgage loans, particularly in the case of consumer loans which are unsecured or secured by rapidly depreciable assets such as boats. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance, since there is a greater likelihood of damage, loss or depreciation of the underlying collateral. Further, the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans. While RFSLA has greatly reduced its portfolio of non-performing consumer loans, no assurance can be given that RFSLA's delinquency rate on consumer loans will remain low in the future.

            RFSLA's one- to four-family residential first mortgage loans customarily include due-on-sale clauses, which are provisions giving RFSLA the right to declare a loan immediately due and payable in the event, among other things, that the borrower sells or otherwise disposes of the underlying real property serving as security for the loan. Due-on-sale clauses are an important means of adjusting the rates on RFSLA's fixed-rate mortgage loan portfolio, and RFSLA has generally exercised its rights under these clauses.

            Regulations limit the amount that a savings association may lend relative to the appraised value of the real estate securing the loan, as determined by an appraisal at the time of loan origination. Such regulations permit a maximum loan-to-value ratio of 100% for residential property and 90% for all other real estate loans. RFSLA's lending policies limit the maximum loan-to-value ratio on fixed-rate loans without private mortgage insurance to 80% of the lesser of the appraised value or the purchase price of the property to serve as collateral for the loan.

            RFSLA makes one- to four-family real estate loans with loan-to-value ratios of up to 80%. RFSLA requires fire and casualty insurance, appraisals by an independent certified appraiser, and a certificate of title, on all properties securing real estate loans made by RFSLA.

            Loan Originations, Solicitation, Processing and
Commitments. Loan originations are derived from a number of sources such as real estate agent referrals, existing customers, borrowers, builders, attorneys, and walk-in customers. Upon receiving a loan application, RFSLA obtains a credit report and employment verification to verify specific information relating to the applicant's employment, income, and credit standing. In the case of a real estate loan, an appraiser approved by RFSLA appraises the real estate intended to collateralize the proposed loan. An underwriter in RFSLA's loan department checks the loan application file for accuracy and completeness, and verifies the information provided. Pursuant to RFSLA's written loan policies, all loans over $300,000 must be approved by the board of directors, which meets monthly. However, RFSLA's Chief Executive Officer and Executive Vice President have authority to approve loans up to $175,000 and loans from $175,000 to $300,000 must be approved by three members of the RFSLA Loan Committee. After the loan is approved, a loan commitment letter is promptly issued to the borrower.

            To supplement mortgage loan origination in its market area, RFSLA anticipates purchasing loans secured by properties within the State of Missouri originated by other financial institutions, to the extent attractive purchases are available. To reduce the credit-risk associated with the purchase of these loans, RFSLA will continue its present policy of re-underwriting loans using its own underwriting standards which includes a review of the borrower's payment history and the on-site inspection of the properties collateralizing the loans.

            If the loan is approved, the commitment letter specifies the terms and conditions of the proposed loan including the amount of the loan, interest rate, amortization term, a brief description of the required collateral, and required insurance coverage. Commitments are typically issued for 45-day periods in the case of loans to refinance, 45-day periods in the case of loans to purchase existing real estate, and 45-day periods for construction loans. The borrower must provide proof of fire and casualty insurance on the property serving as collateral, which insurance must be maintained during the full term of the loan. A certificate of title, based on a title search of the property, is required on all loans secured by real property. There was $93,000 in commitments for one-to-four family loans and $560,000 of loans in process for one-to-four family construction loans as of September 30, 1996.

            Origination of Loans. The table below summarizes RFSLA's loan and mortgage-backed securities activity for the periods indicated.

                                                                           YEAR ENDED SEPTEMBER 30,
                                                                 -------------------------------------------
                                                                  1996              1995              1994
                                                                  ----              ----              ----
                                                                               (IN THOUSANDS)
Total gross loans receivable at
  beginning of year                                              $20,408           $20,392           $23,406
                                                                 -------           -------           -------
Loan originations:
  Real estate:
    One- to four-family residential                                1,250               802               993
    Multi-family, five or more units                                  13                --                86
    Construction                                                   1,678               509               658
    Commercial                                                        --                --               192
  Consumer and other loans:
    Boat loans                                                        --                --                --
    Savings account loans                                             --                --                21
    Consumer loans                                                    --                --                --
                                                                 -------           -------           -------
      Total loans originated                                       2,941             1,311             1,950

Loans purchased                                                    3,387             3,212             1,372
Loans sold                                                            --                --                --
Loans transferred to REO                                             (41)              (21)               --
Loans transferred to Repo assets                                      --                --               (65)
Loan repayments                                                   (4,735)           (4,412)           (6,044)
Other loan activity, net                                             (32)              (74)             (227)
                                                                 -------           -------           -------
     Total gross loans receivable at
       end of year                                               $21,928           $20,408           $20,392
                                                                 =======           =======           =======

Mortgage-backed securities at beginning
  of year                                                        $ 5,650           $ 6,299           $ 3,197
Purchases                                                             --                --             3,860
Sales                                                                 --                --                --
Repayments, net                                                     (149)             (649)             (758)
                                                                 -------           -------           -------
  Mortgage-backed securities at end
    of year                                                      $ 5,501           $ 5,650           $ 6,299
                                                                 =======           =======           =======

            Loan Service Charges and Other Income. In addition to interest earned on loans, RFSLA receives fees in connection with loan originations, loan modifications, late payments and for miscellaneous services related to its loans, including loan servicing. Income from these activities varies from period to period with the volume and type of loans originated.

            In connection with the origination of mortgage loans, RFSLA charges points for origination, commitment and discounts, and fees for processing and closing in addition to requiring borrower reimbursement for out-of-pocket fees for costs associated with obtaining independent appraisals, credit reports, title insurance, private mortgage insurance and other items. Because of the highly competitive mortgage market in which RFSLA originates loans, the point structure varies considerably, depending upon the type of mortgage loan being made, its interest rate and other competitive factors. Origination fees ranging from zero to two points generally are quoted on mortgage loan originations. The amount of the origination fee is typically higher with a lower interest rate quoted and lower if a higher interest rate is established for the loan. Since the availability of zero point mortgage loans in recent years, most borrowers typically accept a slightly higher interest rate and pay zero points. Commitment fees are paid by the applicant at the time of loan commitment, whereas the origination and discount fees are paid at time of closing. Accounting standards adopted under Statement of Financial Standards No. 91 prescribe the accounting treatment for origination and commitment fees. Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amounts amortized as an adjustment of the related loan's yield. These amounts are amortized to interest income using the level yield method over the contractual life of the related loans. Deferred loan fees totaled $12,000, $7,000 and $16,000 at September 30, 1996, 1995 and 1994,
respectively.

            Loan Concentration.  The Financial Institutions Reform,
Recovery and Enforcement Act of 1989 ("FIRREA") amended the HOLA to limit the amount of credit a savings association could extend to any single borrower or related group of borrowers generally to 15% of the savings association's unimpaired capital and surplus. The applicable regulations also provide that additional amounts of credit may be extended to such borrowers, in certain circumstances, in amounts up to 10% of the savings association's unimpaired capital and surplus, if such credit is secured by readily marketable collateral, which generally does not include real estate. Loans originated prior to the enactment of the FIRREA, however, are deemed to comply with the limits imposed by FIRREA if made in accordance with the then applicable lending limits. At September 30, 1996, RFSLA had one borrower that had a concentration in excess of the loans-to-one-borrower limitation. At September 30, 1996, the maximum dollar amount of loans to one borrower that RFSLA was authorized to make was $809,000. At that date, the largest concentration of loans to any one borrower totaled $960,000. All of these loans were originated prior to the enactment of FIRREA.

            Mortgage-Backed Securities. RFSLA also invests in mortgage-backed securities. At September 30, 1996, mortgage-backed securities totaled $5.5 million, or 16.8%, of total assets. At September 30, 1996, $2.0 million, or 35.5%, of RFSLA's portfolio of mortgage-backed securities had fixed-rates. All mortgage-backed securities at September 30, 1996 were guaranteed by the GNMA or insured by either the FNMA or the FHLMC. At that date, the market value of RFSLA's net mortgage-backed securities portfolio totaled approximately $5.3 million. At September 30, 1996, 1995 and 1994, the book value of RFSLA's mortgage-backed securities portfolio totaled $5.5 million, $5.6 million and $6.3 million, respectively.

            Mortgage-backed securities typically are issued with stated principal amounts, and the securities are backed by pools of mortgage loans with varying interest rates and maturities. The mortgage loans backing the mortgage-backed securities are variable- or fixed-rate loans. The interest rate risk characteristics of the underlying pool of mortgages as well as the prepayment risk are passed on to the holder of the mortgage-backed securities. Consequently, in a declining interest rate environment there is a risk that mortgage-backed securities will prepay faster than anticipated thereby adversely affecting the yield to maturity and the related market value of the mortgage-backed securities. Moreover, there can be no assurance that RFSLA would be able to reinvest the cash flow from prepaid mortgage-backed securities into comparable yielding investments. In a rising interest rate environment the value of the mortgage-backed securities may be impaired since mortgage-backed securities with fixed-rate underlying mortgage loans will be worth less as investors seek higher yielding investments.

            RFSLA's mortgage-backed securities portfolio includes collateralized mortgage obligations ("CMO"). RFSLA invests in mortgage-backed securities to supplement local loan originations as well as to reduce interest rate risk exposure, because mortgage-backed securities are more liquid than mortgage loans.

            CMOs are securities created by segregating or partitioning cash flows from mortgage pass-through securities or from pools of mortgage loans. CMOs provide a broad range of mortgage investment vehicles by tailoring cash flows from mortgages to meet the varied risk and return preferences of investors. These securities enable the issuer to "carve up" the cash flow from the underlying securities and thereby create multiple classes of securities with different maturity and risk characteristics. CMOs are typically issued by a special-purpose entity (the "issuer") that may be organized in a variety of legal forms, such as a trust, a corporation, or a partnership. Accordingly, a CMO instrument may be purchased in equity form (e.g., trust interests, stock and partnership interests) or nonequity form (e.g., participating debt securities). All of RFSLA's CMOs are nonequity interests. CMOs are collateralized by mortgage loans or mortgage-backed securities that are transferred to the CMO trust or pool by a sponsor. The issue is structured so that collections from the underlying collateral provide a cash flow to make principal and interest payments on the obligations, or "tranches," of the issuer.

            CMOs totaled $3.5 million, or 64.5%, of RFSLA's total mortgage-backed securities portfolio on September 30, 1996, all of which were backed by federal agency collateral and all of which had floating rates. The margin ranged from 100 to 150 basis points over the 11th District Cost of Funds Index, and adjusts monthly.

            Effective February 1992, the OTS adopted Thrift Bulletin 52 ("TB 52"). Among other things, TB 52 sets forth certain guidelines with respect to depository institutions' investment in certain "high-risk mortgage securities." "High-risk mortgage securities" are defined as any mortgage derivative product that at the time of purchase, or at any subsequent date, meets any of three tests that are set forth in TB 52. High-risk mortgage securities may be purchased only in limited circumstances, and if held in a portfolio, must be reported as trading assets at market value, or as available-for-sale assets at the lower of cost or market value. In certain circumstances, OTS examiners may seek the orderly divestiture of high-risk mortgage securities. Prior to purchasing a mortgage derivative security the Loan/Investment Committee obtains an analysis of whether the mortgage security meets any one of the three TB 52 tests, and falls into the category of "high-risk mortgage security." The committee thereafter presents such analysis to the Board. RFSLA documents no less frequently than annually whether a change in the characteristics of any mortgage derivative security in its portfolio causes such security to become a "high-risk mortgage security." As of September 30, 1996, RFSLA does not hold any "high-risk mortgage securities" in its portfolio.

            Set forth below is a table showing RFSLA's purchases and repayments of mortgage-backed securities for the periods indicated.

                                                                           YEAR ENDED SEPTEMBER 30,
                                                                  ------------------------------------------
                                                                   1996              1995              1994
                                                                  ------            ------            ------
                                                                               (IN THOUSANDS)
Mortgage-backed securities at beginning
  of year                                                         $5,650            $6,299            $3,197
Purchases                                                             --                --             3,860
Sales                                                                 --                --                --
Repayments, net                                                     (149)             (649)             (758)
                                                                  ------            ------            ------
  Mortgage-backed securities at end
    of year                                                       $5,501            $5,650            $6,299
                                                                  ======            ======            ======

DELINQUENCIES AND CLASSIFIED ASSETS

            Delinquent Loans. Management performs a monthly review of all delinquent loans, which is then presented monthly to the Board of Directors. The procedures taken by RFSLA with respect to delinquencies vary depending on the nature of the loan and period of delinquency.

            RFSLA's policies generally provide that delinquent mortgage loans be reviewed and that a written late charge notice be mailed no later than the 30th day of delinquency. A delinquency letter is sent if the loan continues to be delinquent after 60 days. After 90 days, RFSLA sends a letter demanding the loan be brought current within 30 days. After 120 days, RFSLA accelerates the loan and begins foreclosure efforts.

            RFSLA's general policy is not to accrue interest on all loans 90 days past due. RFSLA will discontinue the accrual of interest on loans and establish a reserve upon a determination that the loan may result in a loss. Interest on loans contractually delinquent 90 days or more is excluded from earnings in all cases. Property acquired by RFSLA as a result of a foreclosure on a mortgage loan is classified as foreclosed real estate and is recorded at the lower of the investment on the related loan or fair value at the date of acquisition and carried at the lower of cost or fair value, less anticipated selling costs. At September 30, 1996, 1995, and 1994, RFSLA had $67,000, $43,000 and $286,000, respectively, in loans that were 90 days or more delinquent. Such delinquent loans represented 0.32%, 0.21% and 1.44% of net loans receivable at September 30, 1996, 1995 and 1994, respectively.

DELINQUENT LOANS AND TROUBLED ASSETS

            The following table sets forth information with respect to RFSLA's delinquent loans and other problem assets at September 30, 1996.

                                                       AT SEPTEMBER 30, 1996
                                                       ---------------------
                                                       BALANCE        NUMBER
                                                       -------        ------
                                                          (IN THOUSANDS)
Residential real estate:
 Loans 60 to 89 days delinquent                         $354           $ 5
 Loans 90 days or more delinquent<F1>                     67             2
Commercial real estate:
 Loans 60 to 89 days delinquent                           --            --
 Loans 90 days or more delinquent<F1>                     --            --
Consumer loans (60 days delinquent)                       --            --
Foreclosed real estate and repossessions                  --            --
Other non-performing assets                               --            --
Restructured loans within the meaning of
 Statement of Financial Accounting
 Standards No. 15 (not included in other
 non-performing categories above)                         --            --

Total non-performing assets                             $ 67           $ 2

---------------
<F1>  Interest accruals on loans are generally discontinued when the payment of principal or interest is contractually more than 90 days past due.

            The following table sets forth information with respect to nonperforming assets in RFSLA's portfolio at the dates indicated.

                                                             AT SEPTEMBER 30,
                                                 ----------------------------------------
                                                 1996              1995              1994
                                                 ----              ----              ----
                                                          (DOLLARS IN THOUSANDS)
Delinquent loans:<F1>
  One- to four-family residential                $  67             $  43             $ 110
  All other mortgages                               --                --                --
  Commercial non-real estate                        --                --               174
  Consumer loans, other                             --                --                 2
                                                 -----             -----             -----
    Total delinquent loans                          67                43               286
                                                 -----             -----             -----

Total foreclosed real estate                        --                 6                --
                                                 -----             -----             -----
Total repossessed assets                            --                --                --
                                                 -----             -----             -----

Troubled debt restructurings before
  the effective date of SFAS No. 114
  and 118                                           --               299               320
                                                 -----             -----             -----
    Total nonperforming assets                   $  67             $ 348             $ 606
                                                 =====             =====             =====
Total loans delinquent 90 days or more
  to net loans receivable                         0.32%             0.21%             1.44%
Total loans delinquent 90 days or more
  to total assets                                 0.21              0.13              0.89
Total nonperforming assets to total assets        0.21              1.06              1.88

------------------
<F1>  Represents loans delinquent 90 days or more.


            Classified Assets. Federal regulations require the classification of loans and other assets such as debt and equity securities, considered by the OTS to be of lesser quality, as "substandard", "doubtful" or "loss" assets. RFSLA's classification policies provide that assets will be classified according to OTS regulations. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified as "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets which do not currently expose the institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are required to be designated "special mention" by management.

            The following table sets forth the aggregate amount of RFSLA's classified assets at the dates indicated.

                                                 AT SEPTEMBER 30,
                                        --------------------------------
                                        1996           1995         1994
                                        ----           ----         ----
                                                  (IN THOUSANDS)
Special mention assets                  $  --         $  --         $   4
Substandard assets                         67            85           743
Doubtful assets                            --            --            17
Loss assets                                --            --            --
                                        -----         -----         -----
  Total classified assets               $  67         $  85         $ 764
                                        =====         =====         =====

            RFSLA's policies provide that the Board of Directors review a report of all classified assets on a monthly basis and that such classified asset reports be provided to the OTS on a quarterly basis. When RFSLA determines that an asset should be classified, it generally does not establish a specific allowance for such asset unless it determines that a loss on such asset is evident. RFSLA may increase, however, its general valuation allowance in an amount deemed prudent. General valuation allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. RFSLA's policies provide for the establishment of a specific allowance equal to 100% of each asset classified as "loss" or to charge-off such amount. A savings institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the OTS which can order the establishment of additional general or specific loss allowances.
RFSLA reviews the problem loans in its portfolio on a monthly basis to determine whether any loans require classification in accordance with applicable regulations and believes its classification policies are consistent with OTS policies.

            Allowance for Loan Losses. An allowance for loan losses is maintained at a level considered adequate to absorb future loan losses. Management of RFSLA, in determining the provision for loan losses, considers the risks inherent in its loan portfolio and changes in the nature and volume of its loan activities, along with the general economic and real estate market conditions. RFSLA utilizes a two tier approach: (i) identification of problem loans and the establishment of specific loss allowances on such loans; and
(ii) establishment of general valuation allowances on the remainder of its loan portfolio. RFSLA maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of potential problem loans. Such system takes into consideration, among other things, delinquency status, size of loans, type of collateral and financial condition of the borrowers. Specific loan loss allowances are established for identified loans based on a review of such information and/or appraisals of the underlying collateral. Although RFSLA maintains its allowance for losses on loans at a level which it considers to be adequate to provide for losses, there can be no assurance that such losses will not exceed the estimated amounts or that RFSLA will not be required to make additions to the allowance for losses on loans in the future. Future additions to RFSLA's allowance for loan losses and any changes in the related ratio of the allowance for loan losses to non-performing loans are dependent upon the economy, changes in real estate values and interest rates, the view of the regulatory authorities toward adequate reserve levels, and inflation.

            Analysis of the Allowance for Loan Losses. The following table sets forth information with respect to RFSLA's allowance for loan losses at or for the dates indicated.

                                                                                YEAR ENDED SEPTEMBER 30,
                                                                        ----------------------------------------
                                                                        1996              1995              1994
                                                                        ----              ----              ----
                                                                                 (DOLLARS IN THOUSANDS)
Total gross loans receivable                                           $21,928           $20,408           $20,392
                                                                       =======           =======           =======
Average net loans receivable                                            21,143            19,904            20,795
                                                                       =======           =======           =======

Allowance balances at beginning of year                                    305               388               434
Provision charged (credited) to expense                                   (108)              (87)             (115)
Charge-offs:
  Real estate                                                               --               (20)               --
  Consumer                                                                  --                (1)               --
Recoveries:
  Real estate                                                                5                19                30
  Consumer                                                                   2                 6                39
                                                                       -------           -------           -------
Allowance balances at end of year                                      $   204           $   305           $   388
                                                                       =======           =======           =======

Allowance for loan losses as a percent of
  total gross loans outstanding at end of year                            0.93%             1.49%             1.90%
Net loans charged off (recovered) as a percent
  of average loans outstanding                                           (0.03)            (0.02)            (0.33)
Ratio of allowance for loan losses to total
  nonperforming loans at end of year                                    304.48            709.30            135.66
Ratio of allowance for loan losses to
  non-performing assets at end of year                                  304.48             87.64             64.03

            Allocation of Allowance for Loan Losses. The following table sets forth the allocation of the allowance for loan losses by loan category for the periods indicated.

                                                                   AT SEPTEMBER 30,
                            ----------------------------------------------------------------------------------------------
                                         1996                            1995                           1994
                            ------------------------------- ------------------------------- ------------------------------
                                        % OF                           % OF                            % OF
                                      LOANS IN      % OF             LOANS IN       % OF             LOANS IN       % OF
                                        EACH      ALLOWANCE            EACH       ALLOWANCE            EACH       ALLOWANCE
                                      CATEGORY    TO GROSS           CATEGORY     TO GROSS           CATEGORY     TO GROSS
                                      TO TOTAL    LOANS IN           TO TOTAL     LOANS IN           TO TOTAL     LOANS IN
                                        NET         EACH                NET         EACH                NET         EACH
                            AMOUNT     LOANS      CATEGORY  AMOUNT     LOANS      CATEGORY  AMOUNT     LOANS      CATEGORY
                            ------    --------    --------  ------   --------     --------  ------   --------     --------
                                                            (DOLLARS IN THOUSANDS)
Balance at end of
  period applicable to:
   One- to four-family
    and multi-family         $ 36      92.36%       0.18%    $ 37      96.33%       0.19%    $109      91.51%       0.60%
   Real estate construction     2       7.22        0.13       --         --          --        1       1.84        0.15
   Commercial real estate      15       3.71        1.91       16       4.15        1.92       26       6.44        2.03
   Consumer                     2       0.41        2.29        5       1.40        1.79       11       2.99        1.86
   Unallocated                149         --          --      247         --          --      241         --          --
                             ----                            ----                            ----
     Total allowance for
       loan losses           $204                   0.93%    $305                   1.49%    $388                   1.90%
                             ====                            ====                            ====

INVESTMENT ACTIVITIES

            Federally chartered savings institutions have the authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies, certain certificates of deposit of insured associations and savings institutions, certain bankers' acceptances, repurchase agreements and federal funds. Subject to various restrictions, federally chartered savings institutions may also invest their assets in commercial paper, investment grade corporate debt securities and mutual funds whose assets conform to the investments that a federally chartered savings institution is otherwise authorized to make directly. Additionally, RFSLA must maintain minimum levels of investments that qualify as liquid assets under OTS regulations. Historically, RFSLA has maintained liquid assets above the minimum OTS requirements, and its average liquidity ratio of 18.3% for September 1996 exceeded the 5% regulatory liquidity requirement. RFSLA believes that its average level of liquid assets is adequate to meet its normal daily activities.

            The investment policy of RFSLA established by the Board of Directors attempts to provide and maintain liquidity, generate a favorable return on investments without incurring undue interest rate and credit risk, and complement RFSLA's lending activities. RFSLA's policies generally limit investment securities to investments qualifying as eligible investments under OTS regulations. Investments are made with the intent and ability to hold them to maturity. Day-to-day management of RFSLA's investment activities is supervised by the Chief Executive Officer. The Chief Executive Officer reports monthly on all investment activities to the full Board of Directors of RFSLA.

            At September 30, 1996, RFSLA had securities in the aggregate carrying amount of $2.5 million with a market value of $2.5 million. At September 30, 1996, RFSLA's securities portfolio included $1.7 million of U.S. Government and federal agency obligations, and $336,000 investment in common stock of the FHLB. RFSLA also invests in mutual funds which invest in FNMA, FHLMC and other federal agency obligations. At September 30, 1996, RFSLA had a carrying value of $473,000 in mutual funds. The value of the mutual funds fluctuates with changes in the value of the underlying securities. However, RFSLA believes that the risk of loss on this investment is limited given the type of securities underlying the mutual funds. Such investments are liquid and therefore allow RFSLA to respond to changing market conditions. The securities portfolio is accounted for on an amortized cost basis, excluding equity securities (mutual funds and FHLB common stock) which are carried at market value. Finally, at September 30, 1996, RFSLA and Reliance had $1.6 million in certificates of deposit at other financial institutions and $1.0 million in other interest-earning assets, consisting principally of FHLB deposits.

            Investment Portfolio. The following table sets forth the carrying value of RFSLA's investment portfolio at the dates indicated.

                                                                                      AT SEPTEMBER 30,
                                                                        -----------------------------------------
                                                                         1996              1995              1994
                                                                         ----              ----              ----
                                                                                      (IN THOUSANDS)
Held-to-maturity:<F1>
  U.S. Government and agency obligations                                $1,689            $  486            $  484
                                                                        ------            ------            ------
Available for sale:<F2>
  Short-term U.S. Government
    Securities Portfolio<F3>                                               238               242               239
  Mortgage Securities Portfolio                                            235               241               234
                                                                        ------            ------            ------
                                                                           473               483               473
                                                                        ------            ------            ------

  FHLB stock                                                               336               329               329
                                                                        ------            ------            ------
     Total securities                                                    2,498             1,298             1,286
Interest-earning deposits in other institutions<F4>                      2,546             4,656             3,710
                                                                        ------            ------            ------
     Total investments                                                  $5,044            $5,954            $4,996
                                                                        ======            ======            ======

-------------------
<F1>  Recorded at cost, adjusted for amortization of premiums and accretion of discounts over the life of the security using the interest method.

<F2>  Equity securities, consisting of mutual funds at market value. See
      Note 1 and 3 of Notes to Reliance's Consolidated Financial Statements. The Short-term U.S. Government Securities Portfolio consists primarily of U.S. Treasury, agency obligations and other debt securities maturing in five years or less. The Intermediate-term Mortgage Securities Portfolio consists primarily of collateralized mortgage obligations (which are derivatives of mortgage-backed securities) issued by FHLMC, FNMA and commercial enterprises. The Portfolio also invests in FHLMC and FNMA pass-through certificates and, to a lesser extent, U.S. Treasury instruments and certificates of deposit. The average maturity of the Portfolio is approximately 7.6 years.

<F3>  Formerly known as Intermediate-Term Liquidity Portfolio.

<F4>  Includes certificates of deposit and FHLB deposits.


INVESTMENT PORTFOLIO MATURITIES

            The following table sets forth the scheduled maturities, carrying values, market values, average lives, and average yields for Reliance's investments at September 30, 1996.

                                                                  AT SEPTEMBER 30, 1996
                                ------------------------------------------------------------------------------------------------
                                 ONE YEAR OR LESS  ONE TO FIVE YEARS    FIVE TO TEN YEARS         TOTAL INVESTMENTS
                                ------------------ ------------------  ------------------  -------------------------------------
                                          WEIGHTED           WEIGHTED            WEIGHTED                     AVERAGE   WEIGHTED
                                CARRYING   AVERAGE CARRYING   AVERAGE  CARRYING   AVERAGE  CARRYING MARKET    LIFE IN    AVERAGE
                                  VALUE     YIELD    VALUE     YIELD     VALUE     YIELD     VALUE   VALUE    YEARS<F1>   YIELD
                                --------  -------- --------  --------  --------  --------  -------- ------    --------- --------
                                                                 (DOLLARS IN THOUSANDS)
Debt securities:<F1>
   U.S. Government and
     agency obligations          $   --       --%    $1,689     6.25%     $   --    --%     $1,689   $1,670     3.39      6.25%
                                 ------              ------               ------            ------   ------

Equity securities:
  Mutual funds<F3>                  473     6.36         --       --          --    --      $  473   $  473       --      6.36%
  FHLB stock                        336     7.25         --       --          --    --         336      336       --      7.25
                                 ------              ------               ------            ------   ------
   Total                         $  809     6.73     $1,689     6.25      $   --    --      $2,498   $2,479     2.29      6.41%
                                 ------              ------               ------            ------   ------

Interest-earning deposits:
   Certificates of deposit          695     6.37        891     6.51          --    --       1,586    1,586       --      6.45
   Other<F2>                        960     5.17         --       --          --    --         960      960       --      5.17
                                 ------              ------               ------            ------   ------
   Total                          1,655     5.68        891     6.51          --    --       2,546    2,546     1.14      5.98
                                 ------              ------               ------            ------   ------

   Total investments             $2,464     6.03%    $2,580     6.34%     $   --    --%     $5,044   $5,025     1.72      6.19%
                                 ======              ======               ======            ======   ======

--------------------
<F1>  Excludes equity securities, FHLB stock and mutual funds.

<F2>  Consists primarily of interest-bearing deposits in the FHLB, which are repriced daily.

<F3>  Invested in Asset Management Funds.

SOURCES OF FUNDS

            General. Deposits are the major source of RFSLA's funds for investment and lending purposes. In addition to deposits, RFSLA derives funds from the amortization and prepayment of mortgage-backed securities and loans, the maturity of investment securities, operations and, if needed, advances from the FHLB. Scheduled principal repayments on mortgage-backed securities and loans are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources or on a longer term basis for general business purposes, although RFSLA has not relied heavily on other borrowing sources in recent years.

            Deposits. RFSLA's deposits consist of passbook savings and certificate accounts having a range of interest rates and terms, NOW accounts and money market deposit accounts. The flow of deposits is influenced significantly by general economic conditions, changes in money market rates, prevailing interest rates and competition. RFSLA's deposits are obtained primarily from the area in which its office is located. RFSLA relies primarily on customer service and long-standing relationships with customers to attract and retain these deposits. Certificate accounts in excess of $100,000 are not actively solicited by RFSLA nor does RFSLA use brokers to obtain deposits. Further, RFSLA has not emphasized the solicitation of deposit accounts by increasing the rates of interest paid as quickly as some of its competitors nor has it emphasized offering higher dollar amount deposit accounts with higher yields to replace deposit account runoff. Management constantly monitors RFSLA's deposit accounts, for activity, type of account and total balances, competition rates, and RFSLA's cost of funds, adjusting accordingly. Based on historical experience, management believes it will retain a large portion of such accounts upon maturity.

            Deposit Activity. The following table sets forth the dollar change in deposit accounts of RFSLA for the periods indicated.

                                                                         YEAR ENDED SEPTEMBER 30,
                                                             -----------------------------------------------
                                                                 1996              1995              1994
                                                             -----------       -----------       -----------
      Net withdrawals                                        $(1,859,840)      $(4,292,956)      $(2,620,381)
      Interest credited                                          840,945           858,966           892,157
                                                             -----------       -----------       -----------

           Net decrease in deposits                          $(1,018,895)      $(3,433,990)      $(1,728,224)
                                                             ===========       ===========       ===========

            Deposit Flow. The following table sets forth the change in dollar amount of deposit accounts in the various types offered by RFSLA between the dates indicated.

                                  BALANCE                              BALANCE                               BALANCE
                                    AT                                   AT                                    AT
                                 SEPTEMBER      %                     SEPTEMBER       %                     SEPTEMBER       %
                                    30,      OF TOTAL   INCREASE/        30,      OF TOTAL    INCREASE/        30,      OF TOTAL
                                   1996      DEPOSITS   (DECREASE)      1995      DEPOSITS   (DECREASE)       1994      DEPOSITS
                               -----------   --------   ----------   -----------  --------   ----------     ---------   --------
Passbook savings               $ 6,227,050     25.7%  $  (380,782)   $ 6,607,832    26.2%   $(1,333,714)  $ 7,941,546    27.7%
NOW accounts                     1,533,669      6.3        73,849      1,459,820     5.8         95,595     1,364,225     4.8
Super NOW accounts                 125,232      0.5       (30,223)       155,455     0.6         15,736       139,719     0.5
Money market deposit accounts    1,221,855      5.0      (205,976)     1,427,831     5.7       (881,719)    2,309,550     8.1
Certificates:
  3 months                          42,238      0.2       (37,110)        79,348     0.3         22,685        56,663     0.2
  6 months                       1,221,557      5.0       (92,135)     1,313,692     5.2       (994,114)    2,307,806     8.0
  9 months                       1,633,632      6.8       (73,696)     1,707,328     6.8      1,086,395       620,933     2.2
  12 months                      4,416,884     18.2       758,764      3,658,120    14.5       (727,058)    4,385,178    15.2
  18 months                        624,966      2.6       (62,728)       687,694     2.7       (227,548)      915,242     3.2
  24 months                      1,089,320      4.5       135,984        953,336     3.8        357,881       595,455     2.1
  30 months                      1,446,940      6.0      (208,159)     1,655,099     6.5       (473,820)    2,128,919     7.4
  36 months                        508,100      2.1       (55,594)       563,694     2.2         65,675       498,019     1.7
  48 months                        771,516      3.2        17,646        753,870     3.0       (335,535)    1,089,405     3.8
  5 years                        2,881,034     11.9      (355,245)     3,236,279    12.8        105,025     3,131,254    10.9
  6-8 years                        489,966      2.0      (503,490)       993,456     3.9       (209,474)    1,202,930     4.2
                               -----------    -----   -----------    -----------   -----    -----------   -----------   -----
     Total deposits            $24,233,959    100.0%  $(1,018,895)   $25,252,854   100.0%   $(3,433,990)  $28,686,844   100.0%
                               ===========    =====   ===========    ===========   =====    ===========   ===========   =====

            Deposit Programs. Deposit accounts in RFSLA as of September 30, 1996, were represented by the various types of deposit programs described below.


    WEIGHTED                                                                                               PERCENTAGE
    AVERAGE                                                                      MINIMUM                    OF TOTAL
 INTEREST RATE            TERM         DEPOSIT TYPE                              BALANCE     BALANCE        DEPOSITS
 -------------            ----         ------------                              -------     -------       ----------
                                                                                         (IN THOUSANDS)
     2.00%                None         NOW accounts                              $  200      $ 1,534          6.33%
     2.25                 None         Super NOW accounts                         1,000          125          0.52
     3.10                 None         Money market deposit accounts<F1>          1,000        1,222          5.04
     2.75                 None         Passbook<F2>                                 100        6,227         25.70

     5.29%                             CERTIFICATES OF DEPOSIT
     ----                              -----------------------
                      3 months         Three Month<F3>                            1,000           42          0.17
                      6 months         Six Month<F3>                              1,000        1,222          5.04
                      9 months         Nine Month<F3>                             1,000        1,634          6.74
                        1 year         Deregulated<F4>                              500        4,417         18.23
                     1.5 years         Deregulated<F4>                              500          625          2.58
                       2 years         Deregulated<F4>                              500        1,089          4.50
                     2.5 years         Deregulated<F4>                              500        1,447          5.97
                       3 years         Deregulated<F4>                              500          508          2.10
                       4 years         Deregulated<F4>                              500          771          3.17
                       5 years         Deregulated<F4>                              500        2,881         11.89
                  6 to 8 years         Deregulated<F5>                              500          490          2.02
                                                                                             -------        ------
     4.31%                               Total Deposits                                      $24,234        100.00%
     ====                                                                                    =======        ======

--------------
<F1> $1,000 required to open account; $1,000 average monthly balance thereafter.

<F2> $100 required to open account; $100 average monthly balance thereafter.

<F3> Includes retirement accounts; $1,000 required to open account.

<F4> Includes retirement accounts; $500 required to open account.

<F5> Includes retirement accounts; $500 required to open account; no longer offered, rollovers only.

            Certificates of Deposit by Rates. The following table sets forth the certificates of deposit classified by rates as of the dates indicated.

                                                      AT SEPTEMBER 30,
                                     -----------------------------------------------
                                         1996              1995              1994
                                     -----------       -----------       -----------
RATE
----
2.65-2.99%                           $        --       $        --       $    89,439
3.00-3.99%                               200,738         1,429,076         8,229,659
4.00-4.99%                             2,733,312         3,527,685         3,814,160
5.00-5.99%                            10,396,312         7,183,614         2,069,308
6.00-6.99%                             1,503,566         2,000,802           205,049
7.00-7.99%                                 5,000           606,147           876,867
8.00-8.99%                                 3,453           319,153         1,132,800
9.00-9.99%                               283,772           535,439           514,522
                                     -----------       -----------       -----------
                                     $15,126,153       $15,601,916       $16,931,804
                                     ===========       ===========       ===========

            Certificates of Deposit Maturity Schedule. The following table sets forth the amount and maturities of certificates of deposit at September 30, 1996.

                                                               AMOUNT DUE
                          ---------------------------------------------------------------------------------------
                          LESS THAN        1-2         2-3             3-4         4-5          OVER
                          ONE YEAR        YEARS       YEARS           YEARS       YEARS        5 YEARS      TOTAL
                          ---------       -----       -----           -----       -----        -------      -----
                                                           (IN THOUSANDS)
Rate
----
3.15% - 3.99%              $  201        $   --       $   --          $ --         $ --           $--      $   201
4.00% - 4.99%               2,460           177           96            --           --            --        2,733
5.00% - 5.99%               6,199         2,019        1,346           244          512            76       10,396
6.00% - 6.99%                 525           306          142           514           --            17        1,504
7.00% - 7.99%                   5            --           --            --           --            --            5
8.00% - 8.99%                  --             3           --            --           --            --            3
9.00% - 9.99%                 284            --           --            --           --            --          284
                           ------        ------       ------          ----         ----           ---      -------
     Total                 $9,674        $2,505       $1,584          $758         $512           $93      $15,126
                           ======        ======       ======          ====         ====           ===      =======

            Large Certificates of Deposit. At September 30, 1996, RFSLA had five certificates of deposit of $100,000 or more, amounting to $509,000 or 3.4% of RFSLA's aggregate time deposits.

                                                  CERTIFICATES
                                                  OF DEPOSITS
                                                 --------------
                                                 (IN THOUSANDS)

                Three months or less                   $100
                Over three through six months           103
                Over six through nine months            106
                Over nine through twelve months          --
                Over twelve months                      200
                                                       ----
                  Total                                $509
                                                       ====

            Borrowings.  Deposits are RFSLA's primary source of funds.
RFSLA also occasionally obtains advances from the FHLB. Such advances are made pursuant to several different credit programs, each of which has its own interest rate, range of maturities and collateral requirements. The maximum amount that the FHLB will advance to member institutions, including RFSLA, for purposes other than meeting withdrawals, fluctuates from time to time in accordance with the policies of the OTS and the Federal Housing Finance Board. The maximum amount of FHLB advances to a member institution generally is reduced by borrowings from any other source. At September 30, 1996, RFSLA had $1.0 million in advances from the FHLB at a rate of 5.81% and maturing on December 18, 1996.

PERSONNEL


            As of March 31, 1997, RFSLA had nine full-time employees and one part-time employee. The employees are not represented by a collective bargaining unit, and RFSLA considers its relationship with its employees to be good.


EXECUTIVE OFFICERS OF RELIANCE

            Listed below is information, as of March 31, 1997, concerning Reliance's executive officers. Such executive officers also serve in the same positions with RFSLA. There are no arrangements or understandings between Reliance and any of persons named below with respect to which he or she was or is to be selected as an officer.

            The following individuals hold positions as executive officers of Reliance as is set forth below opposite their names.

      NAME                             POSITION WITH RELIANCE
      ----                             ----------------------
      John E. Bowman                   President and Chief Executive Officer
      Jeannette Larson                 Executive Vice President and Secretary
      William Schliebe                 Senior Vice President
      Adolph G. Kraus                  Treasurer

            The executive officers of Reliance are elected annually and hold office until their respective successors have been elected and qualified or until death, resignation or removal by the Reliance Board.

            Since the formation of Reliance, none of the executive officers, directors or other personnel has received remuneration from Reliance.

PROPERTIES

            RFSLA conducts its business through its one full service office located in St. Louis, Missouri. The following table sets forth certain information concerning this office at September 30, 1996. RFSLA believes that its current facilities are adequate to meet the present and immediately foreseeable needs of RFSLA.

                                                                              NET BOOK
                                                                              VALUE OF
                                                                             PROPERTY AT
                                LEASED OR          YEAR ORIGINALLY          SEPTEMBER 30,
LOCATION                          OWNED                ACQUIRED                 1997
--------                        ---------          ---------------          -------------
Full Service Office
8930 Gravois Avenue
St. Louis, Missouri               Owned                  1956                 $ 410,284

LEGAL PROCEEDINGS

            Reliance is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business. Such proceedings in the aggregate are believed by management to be immaterial to Reliance's financial condition and results of operations.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

                                              FINANCIAL CONDITION DATA:
                                                                          AT SEPTEMBER 30,
                                               -------------------------------------------------------------------
                                                 1996          1995           1994           1993           1992
                                               -------        -------        -------        -------        -------
                                                                      (DOLLARS IN THOUSANDS)
Assets                                         $32,663        $32,844        $32,259        $33,351        $36,549
Cash and cash equivalents                        1,211          2,036          1,481          1,852          6,006
Certificates of deposit and securities           4,084          4,365          3,842          4,031          4,032
Mortgage-backed securities                       5,501          5,650          6,299          3,197            187
Loans receivable, net                           21,144         20,031         19,839         22,438         24,553
Deposits                                        24,234         25,253         28,687         30,415         34,009
Stockholders' equity<F1>                       $ 6,807        $ 7,099        $ 3,131        $ 2,498        $ 2,051
Full service offices open                            1              1              1              1              1


                                    - 124 -

                                                 OPERATING DATA:
                                                                                   AT SEPTEMBER 30,
                                                           ----------------------------------------------------------
                                                            1996           1995         1994          1993     1992
                                                           -------       -------      -------       -------   -------
                                                                                 (DOLLARS IN THOUSANDS)
Interest Income                                            $ 2,496       $ 2,344      $ 2,304       $ 2,549   $ 3,135
Interest expense                                            (1,136)       (1,084)      (1,146)       (1,357)   (1,984)
                                                           -------       -------      -------       -------   -------
   Net interest income                                       1,360         1,260        1,158         1,192     1,151
(Provision) credit for loan losses                             108            87          115            78      (204)
                                                           -------       -------      -------       -------   -------
   Net interest income after provision for loan losses       1,468         1,347        1,273         1,270       947
Noninterest income                                              53            71           75           111       279
Noninterest expense                                         (1,170)         (830)        (675)         (824)     (917)
                                                           -------       -------      -------       -------   -------
   Earnings before income taxes and cumulative
     effect of change in accounting principle                  351           588          673           557       309
Income taxes                                                  (193)         (222)        (215)         (109)     (105)
                                                           -------       -------      -------       -------   -------
   Earnings (loss) before cumulative effect of change
     in accounting principle                                   158           366          458           448       204
Cumulative effect of change in accounting principle             --            --         (201)           --        --
                                                           -------       -------      -------       -------   -------
Net earnings                                               $   158       $   366      $   659       $   448   $   204
                                                           =======       =======      =======       =======   =======
Earnings per share<F2>                                     $   .40       $   .97      $    --       $    --   $    --
                                                           =======       =======      =======       =======   =======
Dividends per share                                        $   .60       $   .15      $    --       $    --   $    --
                                                           =======       =======      =======       =======   =======

--------------
<F1>  Stockholders' equity at September 30, 1996 and 1995 includes $3.6 million from the net proceeds of the sale of Reliance Common Stock in connection with the Offering.

<F2>  Earnings per share are based upon the weighted-average shares outstanding during the period. Earnings for the period October 1, 1994 to March 31, 1995 have been excluded from the calculation of earnings per share for the year ended September 30, 1995. Earnings for the period April 1, 1995 to April 7, 1995 (conversion date) were not significant.

                                        KEY FINANCIAL RATIOS AND OTHER DATA
                                                                           AT OR FOR THE YEAR ENDED SEPTEMBER 30,
                                                                        -------------------------------------------
                                                                         1996              1995              1994
                                                                        -------           -------           -------
Stockholders' equity to total assets                                     20.84%            21.61%             9.70%
Net interest spread                                                       3.30              3.47              3.31
Net interest margin                                                       4.22              4.02              3.57
Return on average assets                                                  0.48              1.13              1.97
Return on average stockholders' equity                                    2.22              7.35             22.87
Stockholders' equity to average assets ratio                             20.57             21.84              9.34
Noninterest income to average assets ratio                                0.16              0.22              0.22
Noninterest expense to average assets ratio                               3.54              2.55              2.01
Nonperforming loans to total loans, net                                   0.32              0.21              1.44
Nonperforming assets to total assets                                      0.21              1.06              1.88
Average interest-earning assets to
  average interest-bearing liabilities                                  126.13            115.90            107.47
Allowance for loan losses to
  nonperforming loans                                                   304.48            709.30            135.66
Allowance for loan losses to
  nonperforming assets                                                  304.48             87.64             64.03
Allowance for loan losses to total gross loans                            0.93              1.49              1.90
Net interest income to noninterest expense                              116.25            151.89            171.74
Net interest income after provision for
  loan losses to noninterest expense                                    125.50            162.33            188.69
Regulatory capital ratios:
  Tangible                                                               16.95             16.21              9.29
  Core                                                                   16.95             16.21              9.29
  Risk-based                                                             38.77%            39.29%            22.38%
Number of full service offices                                               1                 1                 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

            The business of RFSLA is that of a financial intermediary consisting primarily of attracting deposits from the general public and using such deposits to originate loans secured by one-to-four family residences and, to a lesser extent, multi-family and commercial real estate loans, and consumer loans. RFSLA's revenues are derived principally from interest earned on loans and, to a lesser extent, from interest earned on mortgage-backed securities (MBS), other interest-earning assets and securities. The operations of RFSLA are influenced significantly by general economic conditions and by policies of financial institution regulatory agencies, including the OTS and the FDIC. RFSLA's cost of funds is influenced by interest rates on competing investments and general market interest rates. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered.

            Net interest income is dependent primarily upon the difference or spread between the average yield earned on loans, MBS, other interest-earning assets and securities and the average rate paid on deposits and advances from the FHLB, as well as the relative amounts of such assets and liabilities. RFSLA, as other financial institutions, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on a different basis, than its interest-earning assets.

            Certain statements in this report which relate to Reliance's plans, objectives or future performance may be deemed to be forward-looking statements within the meaning of Private Securities Litigation Act of 1995. Such statements are based on management's current expectations. Actual strategies and results in future periods may differ materially from those currently expected because of various risks and uncertainties. Additional discussion of factors affecting Reliance's business and prospects is contained in periodic filings with the Commission.

ASSET/LIABILITY MANAGEMENT

            Key components of a successful asset/liability management strategy are the monitoring and managing of interest rate sensitivity of both the interest-earning asset and interest-bearing liability portfolios.

            RFSLA has employed various strategies intended to minimize the adverse effect of interest rate risk on future operations by providing a better match between the interest rate sensitivity of its assets and liabilities. In particular, RFSLA's strategies are intended to stabilize net interest income for the long-term by protecting its interest rate spread against increases in interest rates. Such strategies include the origination for portfolio of one-year, adjustable-rate loans (AMLs) and the origination of other types of adjustable-rate and short-term loans with greater interest rate sensitivities than long-term, fixed-rate loans.

            Asset/liability management in the form of structuring cash instruments provides greater flexibility to adjust exposure to interest rates. During periods of high interest rates, management believes it is prudent to offer competitive rates on short-term deposits and less competitive rates for long-term liabilities. This posture allows RFSLA to benefit quickly from declines in interest rates. Likewise, offering more competitive rates on long-term deposits during the low interest rate periods allows RFSLA to extend the repricing and/or maturity of its liabilities thus reducing its exposure to rising interest rates.

AVERAGE BALANCES, INTEREST AND AVERAGE YIELDS AND RATES

            The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. All average balances are monthly average balances. Nonaccruing loans have been included in the table as loans carrying a zero yield.



                                                                            YEAR ENDED SEPTEMBER 30,
                                         -------------------------------------------------------------------------------------------
                                                       1996                           1995                         1994
                                         ------------------------------  ----------------------------- -----------------------------
                                         AVERAGE              AVERAGE    AVERAGE              AVERAGE  AVERAGE             AVERAGE
                                         BALANCE    INTEREST YIELD/COST  BALANCE   INTEREST YIELD/COST BALANCE   INTEREST YIELD/COST
                                         -------    -------- ----------  -------   -------- ---------- -------   -------- ----------
                                                                        (DOLLARS IN THOUSANDS)
Interest-earning assets:
   Loans receivable                      $21,143      1,819     8.60%     $19,904    1,661     8.35%     $20,795    1,744     8.38%
   Mortgage-backed securities              5,571        341     6.11        5,936      346     5.83        5,136      268     5.22
   Securities and FHLB stock               1,987        125     6.30        1,381       90     6.55        1,060       67     6.33
   Other interest-earning assets           3,553        211     5.94        4,106      247     6.01        5,469      225     4.11
                                         -------     ------               -------    -----               -------    -----
      Total interest-earning assets       32,254      2,496     7.74       31,327    2,344     7.48       32,460    2,304     7.10
                                         -------     ------               -------    -----               -------    -----

Interest-bearing liabilities:
   NOW, super NOW, passbook
     and money market deposits             9,232        246     2.67       11,091      290     2.62       11,973      322     2.69
   Certificate accounts                   15,542        843     5.42       15,939      794     4.98       18,232      824     4.52
   Advances from FHLB                        799         47     5.81           --       --       --           --       --       --
                                         -------     ------               -------    -----               -------    -----
      Total interest-bearing
         liabilities                     $25,573      1,136     4.44%     $27,030    1,084     4.01%     $30,205    1,146     3.79%
                                         -------     ------     ----      -------    -----               -------    -----

Net interest income before
   provision for loan losses                         $1,360                          1,260                          1,158
                                                     ======                          =====                          =====

Interest rate spread                                            3.30%                          3.47%                          3.31%
                                                                ====                           ====                           ====

Net earning assets                       $ 6,681                          $ 4,297                        $ 2,255
                                         =======                          =======                        =======

Net yield on average
   interest-earning assets                                      4.22%                          4.02%                          3.57%
                                                                ====                           ====                           ====

Ratio of average interest-earning
   assets to average interest-
   bearing liabilities                    126.13%                          115.90%                        107.47%
                                          ======                           ======                         ======

RATE/VOLUME ANALYSIS

            The following table sets forth certain information regarding changes in interest income and interest expense of Reliance for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes in volume (changes in volume multiplied by prior year's rate), rates (changes in rate multiplied by prior year's volume) and rate/volume (changes in rate multiplied by the changes in volume).

                                                                     YEAR ENDED SEPTEMBER 30,
                                          -----------------------------------------------------------------------------
                                                       1996  VS.  1995                        1995  VS.  1994
                                          -------------------------------------     -----------------------------------
                                                 INCREASE (DECREASE) DUE TO             INCREASE (DECREASE) DUE TO
                                          -------------------------------------     -----------------------------------
                                                                RATE/                                   RATE/
                                          VOLUME     RATE       VOLUME    TOTAL     VOLUME    RATE      VOLUME    TOTAL
                                          ------     ----       ------    -----     ------    ----      ------    -----
                                                                    (DOLLARS IN THOUSANDS)
Interest income:
   Loans receivable                        $104       $51        $ 3      $158      $(76)     $ (7)      $ --     $ (83)
   Mortgage-backed securities               (21)       17         (1)       (5)       42        31          5        78
   Securities and FHLB stock                 40        (3)        (2)       35        20         2          1        23
   Other interest-earning assets            (34)       (3)        --       (37)      (56)      104        (26)       22
                                           ----       ---        ---      ----      ----      ----       ----     -----

   Total interest-
     earning assets                          89        62         --       151       (70)      130        (20)       40
                                           ----       ---        ---      ----      ----      ----       ----     -----

Interest expense:
   Deposits                                 (90)      104         (9)        5      (121)       66         (7)      (62)
   Advances from FHLB                        --        --         46        46        --        --         --        --
                                           ----       ---        ---      ----      ----      ----       ----     -----
   Total interest-
     bearing liabilities                    (90)      104         37        51      (121)       66         (7)      (62)
                                           ----       ---        ---      ----      ----      ----       ----     -----

Net interest income                                                       $100                                    $ 102
                                                                          ====                                    =====

LIQUIDITY AND CAPITAL RESOURCES

            RFSLA's principal sources of funds are cash receipts from deposits, loan repayments by borrowers, advances from the FHLB and net earnings. RFSLA has an agreement with the FHLB to provide cash advances, should the need for additional funds be required.

            For regulatory purposes, liquidity is measured as a ratio of cash and certain investments to withdrawable deposits and short-term borrowings. The minimum level of liquidity required by regulation is presently 5%.
RFSLA's liquidity ratio at September 30, 1996, was approximately 18.3%. RFSLA maintains a higher level of liquidity than required by regulation as a matter of management philosophy in order to more closely match interest-sensitive assets with interest-sensitive liabilities. RFSLA has $9.7 million in certificates due within one year and $9.1 million in other deposits without specific maturity at September 30, 1996. Management estimates that most of the deposits will be retained or replaced by new deposits.

            FIRREA requires that savings institutions maintain "core capital" of at least 3% of adjusted total assets. Under proposals currently being evaluated by the OTS, a savings institution's core capital requirement could
be increased to between 4% and 5% of adjusted total assets.   Core capital is
defined to include stockholders' equity among other components. Savings institutions also must maintain "tangible capital" of not less than 1.5% of the association's adjusted total assets. "Tangible capital" is defined, generally, as core capital minus any "intangible assets." All of RFSLA's capital is tangible.

            In addition to requiring compliance with the core and tangible capital standards, FIRREA and the OTS regulations also require that savings institutions satisfy a risk-based capital standard. The minimum level of such capital is based on a credit risk component and calculated by multiplying the value of each asset (including off-balance sheet commitments) by one of four risk factors. The four risk categories range from zero for cash to 100% for certain delinquent loans and repossessed property. Savings institutions must maintain an 8.0% risk-based capital level.

            Other laws and OTS regulations affect the computation of regulatory capital. As of September 30, 1996, RFSLA met all capital requirements.

            The following table presents RFSLA's capital position relative to its regulatory capital requirements under FIRREA at September 30, 1996:

                                                                                 REGULATORY CAPITAL
                                                                   -----------------------------------------------
                                                                    TANGIBLE            CORE            RISK-BASED
                                                                   -----------       -----------        ----------
Stockholders' equity per consolidated
   financial statements                                            $ 6,807,129       $ 6,807,129       $ 6,807,129

Stockholders' equity of Reliance not available
   for regulatory capital purposes                                  (1,409,684)       (1,409,684)       (1,409,684)
                                                                   -----------       -----------       -----------

GAAP capital, as adjusted                                            5,397,445         5,397,445         5,397,445

Deferred tax asset                                                     (76,000)          (76,000)          (76,000)

General valuation allowances - limited                                      --                --           177,618
                                                                   -----------       -----------       -----------

Regulatory capital                                                   5,321,445         5,321,445         5,499,063

Regulatory capital requirement                                        (471,043)         (942,087)       (1,134,681)
                                                                   -----------       -----------       -----------

Regulatory capital - excess                                        $ 4,850,402       $ 4,379,358       $ 4,364,382
                                                                   ===========       ===========       ===========

Regulatory capital ratio                                                 16.95%            16.95%            38.77%

Regulatory capital requirement                                           (1.50)            (3.00)            (8.00)
                                                                   -----------       -----------       -----------

Regulatory capital ratio - excess                                        15.45%            13.95%            30.77%
                                                                   ===========       ===========       ===========

FINANCIAL CONDITION

            Total assets decreased from $32.8 million at September 30, 1995 to $32.7 million at September 30, 1996. Loans receivable, net, increased by $1.1 million from $20.0 million at September 30, 1995 to $21.1 million at September 30, 1996 due to loan originations and purchased loans of $2.9 million and $3.4 million, respectively. Stockholders' equity decreased from $7.1 million at September 30, 1995 to $6.8 million at September 30, 1996 due primarily to Reliance repurchasing 21,500 shares of its common stock.

RESULTS OF OPERATIONS (COMPARISON OF THE YEAR ENDED SEPTEMBER 30,
1996 TO THE YEAR ENDED SEPTEMBER 30, 1995)

            Net Earnings. Net earnings decreased from $366,000 for the fiscal year ended September 30, 1995 (1995) to $158,000 for the fiscal year ended September 30, 1996 (1996). The year ended September 30, 1996 includes several sources of non-recurring income and expense, including a charge for special assessment to recapitalize the Savings Association Insurance Fund ("SAIF") of $216,000, and credit to the provision for loan losses of $108,000, a provision for recapture of excess bad debt reserves of $74,000, credit for loss on foreclosed real estate and repossessed assets of $17,000. The year ended September 30, 1995 included a credit of $87,000 to the provision for loan losses. Noninterest expense, excluding non-recurring income and expense increased due to higher compensation and benefits. Net interest income increased from $1.3 million for 1995 to $1.4 million for 1996.

            Interest Income. Average interest earning assets increased from $31.3 million in 1995 to $32.3 million in 1996. The average yield increased from 7.48% in 1995 to 7.74% in 1996. Average loans receivable increased from $20.0 million in 1995 to $21.1 million in 1996. Components of interest-earning assets change from time to time based on interest rates and availability of loans, securities, and mortgage-backed securities.

            Interest Expense. Interest expense increased due to higher interest rates, offset by a decrease in average interest bearing liabilities. The average balance of interest bearing liabilities decreased from $27.0 million in 1995 to $25.6 million in 1996. RFSLA continues to experience deposit outflow as customers invest in other financial instruments, such as money market funds, mutual funds, and the stock market.

            Net Interest Income. Net interest income increased from $1.3 million for 1995 to $1.4 million for 1996. Net interest income reflects an increase in average interest-earning assets and a decrease in average interest-bearing liabilities in 1996. The conversion to capital stock form in April, 1995 affected both averages. The interest rate spread (difference between the average yield on interest-earning assets and average cost of interest-bearing liabilities) decreased from 3.47% for 1995 to 3.30% for 1996. Reliance's net yield on average interest-earning assets (net interest income before provision for loan losses as a percentage of average interest earning assets) increased from 4.02% for 1995 to 4.22% for 1996. The increase in net interest income and net interest yield resulted primarily from the full year effect in 1996 of the conversion to stock form compared to a half year effect in 1995. The decrease in the interest rate spread was due to higher interest on deposits and FHLB advances.

            Provision (Credit) for Loan Losses. The credit for loan losses was $87,000 for 1995 and $108,000 for 1996. These credits were based on management's assessment of its loan portfolio in consideration of the condition of the local and national economies, trends in the real estate market in RFSLA's primary lending area and trends in the level of RFSLA's nonperforming loans and assets. The allowance for loan losses at September 30, 1992 reflected the effects of economic conditions, as well as deterioration of the quality of the loan portfolio. During the year ended September 30, 1993, a commercial real estate loan which had been written down to estimated fair market value was repaid in full. The loan balance at the date of payoff was $708,000 and the related allowance was $177,000. Economic conditions improved during the year ended September 30, 1993 and RFSLA's asset quality stabilized. Accordingly, a portion of the allowance was credited to income in 1996 and 1995 to adjust the allowance to the level deemed adequate based on present economic conditions and asset quality. At September 30, 1996 loans delinquent 90 days or more amounted to $67,000 (.32% of net loans receivable) compared to $43,000 (.21% of net loans receivable) at September 30, 1995.

            Noninterest Income. Noninterest income decreased from $71,000 for 1995 to $53,000 for 1996. Loan service charges decreased from $18,000 in 1995 to $12,000 in 1996 due to lower prepayment penalties. Prepayment penalties are expected to decline in the future since only older fixed-rate loans contain prepayment agreements. Other noninterest income for 1995 includes a non-recurring patronage dividend of $19,000 from RFSLA's data processing service bureau, while 1996 includes a gain on sale of RFSLA's share of the data processor's assets of $15,000.

            Noninterest Expense. Noninterest expense increased from $829,000 in 1995 to $1.2 million in 1996 due to several factors. The SAIF special assessment amounted to $215,500 in 1996. Compensation and benefits increased due to allocation of shares under the ESOP established in connection with the sale of common stock. RFSLA also implemented, with stockholder approval, a management recognition plan similar to plans of other publicly traded thrift institutions. ESOP expense increased from $50,000 for 1995 to $109,000 for 1996, since 1995 reflects a partial year of expense. ESOP expense is also affected by changes in the market price of Reliance's stock, which increased during 1996. Supervisory and professional fees, as well as other expenses, increased as a result of operating as a public company. Management expects that recurring supervisory fees, professional fees as well as other noninterest expenses for Delaware franchise fees, annual report printing and registration fees will stabilize in the future.

            Income Taxes. Income taxes decreased due to lower earnings which was substantially offset by a $74,000 provision for income taxes for the recapture of excess tax bad debt reserves. See note 10 Notes to Reliance's Consolidated Financial Statements for additional information.

COMPARISON OF THE YEAR ENDED SEPTEMBER 30, 1995 TO THE YEAR ENDED
SEPTEMBER 30, 1994

            Net Earnings. Net earnings decreased from $659,000 for the fiscal year ended September 30, 1994 (1994) to $366,000 for the fiscal year ended September 30, 1995 (1995). The year ended September 30, 1994 included several sources of non-recurring income including cumulative effect of change in accounting principle for income taxes of $201,000, credit to the provision for loan losses of $115,000, credit for loss on foreclosed real estate and repossessed assets of $54,000, and rental income from foreclosed real estate of $37,000. The year ended September 30, 1995 included a credit of $87,000 for such items. Noninterest expense, excluding non-recurring income items, increased due to higher compensation and benefits. Net interest income increased from $1.2 million for 1994 to $1.3 million for 1995.

            Interest Income. Average interest earning assets decreased from $32.5 million in 1994 to $31.3 million in 1995. The average yield increased from 7.10% in 1994 to 7.48% in 1995. Average loans receivable decreased from $20.8 million in 1994 to $19.9 million in 1995. Prepayments of loans were substantially lower in 1995 than in prior years as rising interest rates reduced borrower refinances. Components of interest-earning assets change from time to time based on interest rates and availability of loans, securities, and mortgage-backed securities.

            Interest Expense. Interest expense decreased due to a lower average balance of deposits, offset by an increase in average rate. The average balance of deposits decreased from $30.2 million in 1994 to $27.0 million in 1995 due, in part, to withdrawals by depositors to purchase common stock. The average interest rate in deposits increased from 3.79% in 1994 to 4.01% in 1995.

            Net Interest Income. Net interest income increased from $1.2 million for 1994 to $1.3 million for 1995. The increase in net interest income reflects the increase in RFSLA's interest rate spread from 3.31% for 1994 to 3.47% for 1995. In addition, the net interest yield increased from 3.57% for 1994 to 4.02% for 1995. The increase in net interest income, interest rate spread and net interest yield resulted primarily from RFSLA's interest-earning assets repricing upward more rapidly than its interest-bearing deposit liabilities during 1995.

            Provision (Credit) for Loan Losses. The credit for loan losses was $115,000 for 1994 and $87,000 for 1995. These credits were based on management's assessment of its loan portfolio in consideration of the condition of the local and national economies, trends in the real estate market in RFSLA's primary lending area and trends in the level of RFSLA's nonperforming loans and assets. The allowance for loan losses at September 30, 1992 reflected the effects of economic conditions, as well as deterioration of the quality of the loan portfolio. During the year ended September 30, 1993, a commercial real estate loan which had been written down to estimated fair market value was repaid in full. The loan balance at the date of payoff was $708,000 and the related allowance was $177,000. Economic conditions improved during the year ended September 30, 1993 and RFSLA's asset quality stabilized. Accordingly, a portion of the allowance was credited to income in 1995 and 1994 to adjust the allowance to the level deemed adequate based on present economic conditions and asset quality. At September 30, 1995, loans delinquent 90 days or more amounted to $43,000 (.21% of net loans receivable) compared to $286,000 (1.44% of net loans receivable) at September 30, 1994.

            Noninterest Income. Noninterest income decreased from $75,000 for 1994 to $71,000 for 1995. Loan service charges decreased from $24,000 in 1994 to $18,000 in 1995 due to lower prepayment penalties. RFSLA experienced significant loan prepayments in 1994 due to the relatively low interest rate environment in the early part of the year. Prepayment penalties are expected to decline in the future since only fixed-rate loans contain prepayment agreements. Refund of intangible tax was

$14,000 for 1994 and zero for 1995 as RFSLA received the balance of refunds due. See note 13 of notes to consolidated financial statements. Other noninterest income increased due to a $19,000 patronage dividend recognized by RFSLA from its investment in a data processing service bureau. While RFSLA received nominal patronage dividends in the past, the 1995 dividend reflects non-recurring income of the service bureau.

            Noninterest Expense. Noninterest expense increased from $675,000 in 1994 to $830,000 in 1995 due to several factors. Compensation and benefits increased due to allocation of shares under the ESOP established in connection with the sale of common stock. ESOP expense for 1995 was $49,917. RFSLA expects, subject to stockholder approval, to implement a management recognition plan and stock option plan similar to plans of other publicly traded thrift institutions. Management expects that compensation and benefits expense will increase in the future for stock benefit plans. ESOP expense is affected by changes in the market price of Reliance's stock, which increased substantially during the year. Rental income from foreclosed real estate decreased as a result of sales of foreclosed real estate. Supervisory and professional fees, as well as other expenses, increased as a result of operating as a public company during 1995. Management expects that supervisory fees, professional fees as well as other noninterest expenses for Delaware franchise fees and annual report printing and registration fees will increase in the future as a result of operating as a public company.

            Income Taxes. Income taxes increased due to a higher effective tax rate. The effective tax rate increased from 31.0% for 1994 to 37.7% for 1995 due to the reduction in the valuation allowance of deferred tax assets during 1994.

            Cumulative Effect of Change in Accounting Principle.
Effective October 1, 1993, RFSLA adopted SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. The cumulative effect of the change in accounting principle on years prior to October 1, 1993, of $200,691 is included as a credit in net earnings for 1994.

            Impact of Inflation. The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of RFSLA is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates, generally, have a more significant impact on a financial institution's performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services. In the current interest rate environment, liquidity and the maturity structure of RFSLA's assets and liabilities are critical to the maintenance of acceptable performance levels.

            Interest Rate Sensitivity Analysis. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to positively affect net interest income. Similarly, during a period of falling interest rates, a negative gap would tend to positively affect net interest income while a positive gap would tend to adversely affect net interest income.

            RFSLA's policy in recent years has been to reduce its exposure to interest rate risk by better matching the maturities and interest rates of its interest rate sensitive assets and liabilities by emphasizing the origination of balloon mortgage loans with three-, five- and seven-year terms, the origination of ARM loans and the origination of construction loans and intermediate-term fixed-rate one- to four-family loans. In addition, RFSLA offers competitive rates on deposit accounts and prices certificates of deposit to provide customers with incentives to choose certificates of deposit with longer terms.

            RFSLA supplements its origination of mortgage loans by purchasing intermediate-term and adjustable-rate mortgage-backed securities, as well as short-term interest-earning deposits at other financial institutions. At September 30, 1996, RFSLA's mortgage-backed securities portfolio included $3.5 million of adjustable-rate CMOs, $1.8 million of five-year balloon mortgage-backed securities and $210,000 in long-term, fixed-rate mortgage-backed securities. Long-term, fixed-rate mortgage-backed securities carry significant interest rate risk, but constitute a relatively small part (3.8%) of RFSLA's mortgage-backed securities portfolio. RFSLA's five-year balloon mortgage-backed securities, which have an average remaining contractual life of approximately three years, bear less interest rate risk than RFSLA's long-term, fixed-rate mortgage-backed securities. RFSLA's portfolio of CMOs adjusts monthly based on the Eleventh District Cost of Funds Index. Since this index generally adjusts more slowly than general market interest rates, RFSLA's CMOs can be expected to adversely affect RFSLA's interest rate spread during periods of rapidly rising market interest rates.

            RFSLA's mortgage-backed securities portfolio presents prepayment risks in a declining interest rate environment, as borrowers refinance the loans underlying such instruments. While management has attempted to limit this risk by purchasing mortgage-backed securities that have no significant premiums over par value, there can be no assurance that RFSLA will be successful and RFSLA may be unable to reinvest the cash proceeds in prepaid mortgage-backed securities into comparably yielding investments.

            At September 30, 1996, total interest-earning assets maturing or repricing within one year exceeded total interest-bearing liabilities maturing or repricing in the same period by $6.3 million, representing a cumulative one-year gap ratio of 19.2%. In a rising interest rate environment, RFSLA's net interest income could be adversely affected as liabilities would reprice to higher market rates more quickly than assets. Management reports quarterly to the Reliance Board on interest rate risks and trends.

            Net Portfolio Value. The OTS adopted a final rule in August of 1993 incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point change in market interest rates. A resulting change in NPV of more than 2% of the estimated market value of its assets will require the institution to deduct from its capital 50% of that excess change.

            The following table presents RFSLA's NPV as of September 30, 1996, based on information provided to the Bank by the FHLB and based on calculations set forth in the final rule referred to above.

                  CHANGE IN
               INTEREST RATES                                    NET PORTFOLIO VALUE
               IN BASIS POINTS                        -------------------------------------------
                (RATE SHOCK)                          AMOUNT          $ CHANGE           % CHANGE
               ---------------                        ------          --------           --------
                                                               (DOLLARS IN THOUSANDS)
                    400                               $6,497            $(269)             (4.0)%
                    300                                6,595             (171)             (2.5)
                    200                                6,686              (80)             (1.2)
                    100                                6,758               (8)             (0.1)
                   Static                              6,766               --                --
                   (100)                               6,686              (80)             (1.2)
                   (200)                               6,542             (224)             (3.3)
                   (300)                               6,364             (402)             (5.9)
                   (400)                               6,186             (580)             (8.6)

      As indicated in the table above, management has structured its assets and liabilities to limit its exposure to interest rate risk. In the event of a 200 basis point change in interest rates, RFSLA would experience a 3.3% decrease in NPV in a declining rate environment and a 1.2% decrease in a rising rate environment.

      In evaluating RFSLA's exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. As a result, the actual effect of changing interest rates may differ from that presented in the foregoing table.

LIQUIDITY AND CAPITAL RESOURCES

      RFSLA's primary sources of funds are deposits, principal and interest payments on loans and mortgage-backed securities, securities, and, to a lesser extent, advances from the FHLB. While maturities and scheduled amortization of loans and mortgage-backed securities and maturities of securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, competition and most recently the restructuring of the thrift industry.

      RFSLA is required to maintain an average daily balance of liquid assets (cash, certain time deposits, bankers' acceptances, specified United States Government securities, state or federal agency obligations, shares of certain mutual funds and certain corporate debt securities and commercial paper) equal to a monthly average of not less than a specified percentage of its net withdrawable deposit accounts plus short-term borrowings. This liquidity requirement may be changed from time to time by the OTS to any amount within the range of 4% to 10% depending upon economic conditions and the savings flows of member institutions, and is currently 5%. OTS regulations also require each member savings institution to maintain an average daily balance of short-term liquid assets at a specified percentage (currently 1%) of the total of its net withdrawable deposit accounts and borrowings payable in one year or less. Monetary penalties may be imposed for failure to meet these liquidity requirements. RFSLA's monthly average liquidity ratios at September 30, 1996, 1995 and 1994 were 18.3%, 17.1% and 17.8%, respectively. RFSLA's high liquidity ratio as of September 30, 1996 reflects RFSLA's investment in intermediate term assets (Freddie Mac Gold) considered by the OTS to be liquid assets, and management's determination to refrain from investing excess liquidity in assets with longer terms in the current interest rate environment. Shorter term investments generally have lower yields than longer term investments and, consequently, such strategy has resulted in reduced interest income.

      RFSLA's most liquid assets are cash and cash equivalents, which include investments in highly liquid, short-term investments. The level of these assets is dependent on RFSLA's operating, financing, lending and investing activities during any given period. RFSLA has an agreement with the FHLB to draw advances should it require additional liquidity. At September 30, 1996, cash and cash equivalents totaled $1.2 million. Until proceeds from the Offering are fully deployed in accordance with management's business strategy, management anticipates maintaining a higher liquidity ratio.

      The primary investing activity of RFSLA is the origination and purchase of mortgage loans. RFSLA's mortgage loan originations totaled $2.9 million, $1.3 million, and $1.9 million for fiscal 1996, 1995, and 1994, respectively. Purchases of mortgage-backed securities totaled $0, $0 , and $3.9 million for fiscal 1996, 1995, and 1994, respectively. RFSLA also purchased mortgage loans amounting to $3.4 million, $3.2 million, and $1.4 million in fiscal 1996, 1995, and 1994, respectively. These activities were funded primarily by principal payments of loans and mortgage-backed securities totalling
$4.9 million, $5.1 million, and $6.8 million in fiscal 1996, 1995 and 1994, respectively, and maturities of securities and certificates of deposit totalling $3.1 million, $2.2 million, and $2.7 million in fiscal 1996, 1995 and 1994, respectively.

      Deposits are a primary source of funds supporting RFSLA's lending and investing activities. Deposit balances decreased by $1.0 million, or 4.0%, from fiscal 1995 to fiscal 1996, by $3.4 million, or 12.0%, from fiscal 1994 to fiscal 1995, and by $1.7 million, or 5.7%, from fiscal 1993 to fiscal 1994. Notwithstanding the decreases in deposit balances, RFSLA anticipates that it will have sufficient funds available to meet its current loan origination commitments. At September 30, 1996, RFSLA had $93,000 in commitments for one-to-four-family loans and $560,000 in loans in process for one- to-four-family construction loans. Certificates of deposit which are scheduled to mature in one year or less as of September 30, 1996 totaled $9.7 million. Based on historical experience and the long-term relationship between RFSLA and holders of the certificates of deposit accounts, management believes that a significant portion of such deposits will remain with RFSLA.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

      In May 1995, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 122, "Accounting for Mortgage Servicing Rights." SFAS No. 122 requires mortgage banking enterprises to recognize the rights to service mortgage loans for others as a separate asset regardless of whether such rights were purchased or originated. SFAS No. 122 is effective prospectively for transactions entered into in fiscal years that begin after December 15, 1995. SFAS No. 122 is not expected to have a significant effect on Reliance's financial position or results of operations. SFAS No. 122 will be superseded by SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," described below, effective January 1, 1997.

      In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 suggests that compensation cost for stock-based employee compensation plans be measured at the grant date based on the fair value of the award and recognized over the service period, which is usually the vesting period. However, SFAS No. 123 also allows an institution to use the intrinsic value based method under APB Opinion No. 25. Stock-based employee compensation plans include stock purchase plans, stock options, restricted stock and stock appreciation rights. Employee stock ownership plans are not covered by this Statement. SFAS No. 123 is effective for transactions entered into in fiscal years which begin after December 15, 1995, with earlier application permitted. SFAS No. 123 is not expected to affect Reliance financial position or results of operations.

      In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The statement focuses on the issues of accounting for transfers and servicing of financial assets, extinguishments of liabilities and financial assets subject to prepayment. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The provisions of this statement for financial assets subject to prepayment is effective for financial assets held on or acquired after January 1, 1997. SFAS No. 125 is not expected to have a material impact on the financial position or results of operations of Reliance.


SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      Reliance Common Stock is registered pursuant to Section 12(g) of the Exchange Act. The officers and directors of Reliance and beneficial owners of greater than 10% of Reliance Common Stock (10% beneficial owners) are required to file reports on Forms 3, 4, and 5 with the Commission disclosing changes in beneficial ownership of Reliance Common Stock. Rules of the Commission require disclosure in Reliance's Proxy Statement and Annual Report on Form
10-K of the failure of an officer, director or 10% beneficial owner of Reliance Common Stock to file a Form 3, 4 or 5 on a timely basis. Reliance believes that, during the fiscal year ended September 30, 1996, all filing requirements under Commission rules applicable to the Reliance officers, directors and 10% beneficial owners were complied with on a timely basis.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

      The business of the Reliance Board is conducted through meetings and activities of the Board and its committees. The Reliance Board held 15 regular and special meetings during fiscal 1996. During that period, no director attended fewer than 75 percent of the total meetings of the Reliance Board and committees on which such director served.

      Reliance operates through the work of committees of the Board of Directors of RFSLA, and members of the Reliance Board serve as members of committees of RFSLA.

      The Executive Committee is comprised of Directors Bowman, Larson and Lubbes. The Executive Committee met 12 times during the past fiscal year. The Committee may act on behalf of the Reliance Board in between meetings of the Board.

      The Loan Committee is comprised of Directors Bowman, Larson, Lubbes and Schliebe. The Loan Committee meets on an as needed basis and reviews loan applications for approval or denial.


      The Audit Committee is comprised of Directors Kraus, Lubbes and Schliebe. The Audit Committee meets on a semi-annual basis with RFSLA's Compliance Officer. The Audit Committee reviews RFSLA's Internal
Audit/Compliance Program. The Audit Committee met 2 times during the past fiscal year.


      The Salary Committee is comprised of Directors Bowman, Larson, Kraus and Svoboda. The Salary Committee meets on an annual basis and provides the Reliance Board with recommendations for annual raises and bonuses, if any.
The Salary Committee met once during the last fiscal year.

      The Appraisal Committee is comprised of Directors Larson, Svoboda, Schliebe and employee Cliff Wildeisen. The Appraisal Committee meets on an annual basis to review independent fee appraisers on the approved appraiser list. The Committee met once during the last fiscal year.

EMPLOYMENT AND SEVERANCE ARRANGEMENTS

      Employment Agreements. RFSLA has entered into an employment agreement with each of Mr. Bowman, the President and Chief Executive Officer of RFSLA, and Ms. Jeannette Larson, Executive Vice President and Secretary of RFSLA. The employment agreements are intended to ensure that RFSLA will be able to maintain a stable and competent management base. The continued success of RFSLA depends to a significant degree on the skill and competence of its executive officers.

      Each employment agreement provides for a three-year term. Commencing on the first anniversary date and continuing each anniversary date thereafter, the Board of Directors of RFSLA may extend the agreement for an additional year such that the remaining term shall be three years unless written notice of non-renewal is given by the Board of Directors after conducting a performance evaluation of the executive. In addition to the base salary, the agreement provides that the executive is to receive all benefits provided to permanent full time employees of RFSLA, including among other things, retirement plans, pension plans, profit-sharing plans, medical coverage, participation in stock benefit plans and other fringe benefits applicable to executive personnel. The agreement provides for termination by RFSLA for cause at any time. In the event RFSLA chooses to terminate the executive's employment for reasons other than for cause, or upon the termination of the executive's employment for reasons other than a change in control, as defined, or in the event of the executive's resignation from RFSLA upon (i) failure to re-elect the executive to his or her current office, (ii) a material reduction in the executive's functions, duties or responsibilities, (iii) relocation of his or her principal place of employment, (iv) the liquidation or dissolution of RFSLA, or (v) a breach of the agreement by RFSLA the executive or, in the event of death, his or her beneficiary would be entitled to receive an amount equal to the greater of the remaining payments, including base salary, bonuses and other payments due under the remaining term of the agreement or three times the average of the executive's three preceding years' base salary, including bonuses and other cash compensation paid, and the amount of any benefits received pursuant to any employee benefit plans maintained by RFSLA.

      If termination, voluntary or involuntary, follows a "change in control" of RFSLA or Reliance, as defined in the agreement, the executive or, in the event of death, his or her beneficiary, would be entitled to a payment equal to the greater of (i) the payments due under the remaining term of the agreement or (ii) 2.99 times the average annual compensation paid to the executive over the five years preceding termination. RFSLA would also continue for thirty-six months the executive's life, health, and disability coverage. Payments to the executive under the agreement will be guaranteed by Reliance in the event that payments or benefits are not paid by RFSLA.

      Supplemental Executive Agreement. Reliance has entered into Supplemental Executive Agreements with Mr. Bowman and Ms. Larson. These agreements, commonly known as "gross up agreements," supplement these executives' employment agreements, and are designed to compensate the executives for any reduction in benefits due them under their employment agreements in the context of a change in control of Reliance because of cutbacks necessitated by the "excess parachute payments" of the golden parachute rules of Section 280G of the Code. The Supplemental Executive Agreements also require Reliance to pay any excise tax to which the executives become subject due to the "excess parachute payments" provisions.

DIRECTORS' COMPENSATION

      For fiscal 1996, each director received an aggregate of $6,000 in director's fees. In addition, in fiscal 1996, each member of the Executive Committee received an aggregate of $1,200.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

      RFSLA retains the principal responsibility for the compensation of the officers, directors and employees of Reliance and RFSLA. The Salary Committee consists of John E. Bowman, President and Chief Executive Officer of RFSLA and Reliance, Jeannette Larson, Executive Vice President and Secretary of RFSLA and Reliance, and Directors Michael Svoboda and Adolph G. Kraus. The Salary Committee meets on an annual basis and provides the full Reliance Board with recommendations for annual raises and bonuses, if any. During the fiscal year ended September 30, 1996, the Salary Committee met once.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

      Under rules established by the Commission, Reliance is required to provide certain data and information in regard to the compensation and benefits provided to its Chief Executive Officer and other executive officers. The disclosure requirements for the Chief Executive Officer and other executive officers include the use of tables and a report explaining the rationale and considerations that led to fundamental executive compensation decisions affecting those individuals. In fulfillment of this requirement, the Salary Committee of RFSLA's Board of Directors has prepared the following report for inclusion in this proxy statement.

      The Salary Committee annually reviews the performance of the Chief Executive Officer and other executive officers and recommends changes to base compensation as well as the level of bonus, if any, to be awarded. The Salary Committee also approves any perquisites payable to the executive officers. In determining whether to recommend an increase to the base salary of the Chief Executive Officer and other executive officers, the Salary Committee takes into account individual performance, performance of RFSLA and Reliance, the size of RFSLA and the complexity of its operations, and information regarding compensation paid to executives performing similar duties for financial institutions in RFSLA's market area. In evaluating changes to compensation, the Salary Committee uses an annual survey of executive compensation for peer institutions developed by America's Community Bankers, RFSLA's trade association, as well as information on compensation paid by employers in RFSLA's market area developed from local publications.

      While the Salary Committee does not use strict numerical formulas to determine recommendations for changes in compensation for the Chief Executive Officer, and while it weighs a variety of different factors in its deliberations, it has emphasized and will continue to emphasize earnings, profitability, capital position and income level, and return on average assets as factors in setting the compensation of the Chief Executive Officer. Other non-quantitative factors considered by the Salary Committee in fiscal 1996 included general management oversight of RFSLA, the quality of communication with the Board of Directors, the productivity of employees and improvement in RFSLA's record of compliance with regulatory requirements. Finally, the Salary Committee considered the standing of RFSLA with customers and the community, as evidenced by the level of customer/community complaints and compliments. While each of the quantitative and non-quantitative factors described above was considered by the Salary Committee, such factors were not assigned a specific weight in evaluating the performance of the Chief Executive Officer. Rather, all factors were considered, and based upon the effectiveness of such officers in addressing each of the factors, and the range of compensation paid to officers of peer institutions, the Salary Committee approved an increase in the base salary of the Chief Executive Officer.

             This report has been provided by the Salary Committee:
     John E. Bowman, Jeannette Larson, Adolph G. Kraus and Michael Svoboda

EXECUTIVE COMPENSATION

      Cash Compensation. The following table sets forth the cash compensation paid by RFSLA for services during the fiscal years ended September 30, 1996, 1995 and 1994 to the Chief Executive Officer of RFSLA. Other than Mr. Bowman, no executive officer of RFSLA received compensation during such years in excess of $100,000.

                                                SUMMARY COMPENSATION TABLE
                                                                                                 LONG-TERM
                                                ANNUAL COMPENSATION                         COMPENSATION AWARDS
                                                -------------------                         -------------------
                                                                                   RESTRICTED
                                                                                     STOCK     OPTIONS/         ALL OTHER
                                                                                     AWARDS      SARs         COMPENSATION
NAME AND PRINCIPAL POSITION             YEAR        SALARY ($)       BONUS ($)      ($)<F3>      (#)             ($)<F2>
---------------------------             ----        ----------       ---------     ----------  --------       ------------
John E. Bowman<F1>                      1996         $83,333          $32,675        75,465     12,900           $53,522
President and Chief Executive Officer   1995         $79,367          $37,393            --         --           $26,200
                                        1994         $75,587          $30,890            --         --           $12,164

-----------------------------
<F1>  RFSLA also provides its Chief Executive Officer with membership dues to certain organizations and an auto allowance, which dues and allowance are not included in the cash compensation table. The aggregate amount of such benefits for any individual executive officer did not exceed the lesser of $50,000 or 10% of such officers' cash compensation.

<F2>  Includes Board of Director fees of $8,075, $7,050 and $6,200, and payments for health and disability insurance of $4,960, $5,610 and $5,964, made on behalf of the Chief Executive Officer for the years ended September 30, 1996, 1995 and 1994, respectively. Also includes the contributions or allocations pursuant to the ESOP.

<F3>  Represents awards made on April 18, 1996 pursuant to Reliance's 1996
      Recognition and Retention Plan, which awards vest at the rate of 20% of the amount initially awarded commencing one year from the date of the award. Dividends on such shares accrue and are paid to the recipient. The value of such shares was determined by multiplying the number of shares awarded by the market price of Reliance's common stock on April 18, 1996, the date of the award. At September 30, 1996,
      Mr. Bowman held 5,160 shares of common stock that remained subject to restrictions under the Plan. The fair market value of such restricted stock on September 30, 1996 (based on the market price of the common stock on such date) was $77,400.

                                     OPTION GRANTS IN LAST FISCAL YEAR
                                                                                   POTENTIAL REALIZED VALUE
                                                                                   AT ASSUMED ANNUAL RATES
                      NUMBER OF                                                  OF STOCK PRICE APPRECIATION
                      SECURITIES         % OF TOTAL                                    FOR OPTION TERM
                      UNDERLYING      OPTIONS GRANTED     EXERCISE    EXPIRATION
NAME               OPTIONS GRANTED     IN FISCAL YEAR   PRICE/SHARE      DATE          5%          10%
----               ---------------    ---------------   -----------   ----------    --------    ---------
John E. Bowman          12,900              30%           $14.625      4/19/06      9,449.25    18,898.50


                             AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                                        FISCAL YEAR-END OPTION VALUES

                                                 NUMBER OF UNEXERCISED
                         SHARES                        OPTIONS AT              VALUE OF UNEXERCISED IN-THE-
                        ACQUIRED                    FISCAL YEAR-END          MONEY OPTIONS AT FISCAL YEAR-END
                          UPON      VALUE
NAME                    EXERCISE   REALIZED    EXERCISABLE/UNEXERCISABLE        EXERCISABLE/UNEXERCISABLE
----                    --------   --------    -------------------------        -------------------------
John E. Bowman             --         --                0/12,900                         0/4,838

BENEFITS

             Group Health Benefits. RFSLA's full time employees are provided with a comprehensive medical and hospitalization plan at no cost to the employee. Employees hired prior to 1981 are provided with family coverage at no cost to the employee. Mr. Bowman, hired in 1990, is also provided with family coverage. The cost of the family coverage for an employee in fiscal 1996 averaged $4,982; the cost of individual coverage in fiscal 1996 was $2,138.

             Incentive Bonus Plan. RFSLA maintains an incentive bonus plan covering substantially all employees. Criteria, such as achieving certain levels for return on assets, return on equity, and core and risk-based capital levels, are assigned numerical percentage factors. Maintenance of troubled assets below a certain percentage, and interest-earning assets to interest-bearing liabilities above a certain percentage, are also assigned percentage factors. The total of all percentage factors is applied to a range of earnings before income taxes, bonus and certain extraordinary items (as determined by the Board of Directors) and is presently at the maximum of 10% where such income exceeds $310,000. The bonus is allocated 48% to the President, 23% to the Executive Vice President, and the remainder is allocated to other employees and directors.

             Retirement Plan.  RFSLA is a participant in the Retirement
Plan, a multi-employer, non-contributory defined benefit retirement plan. The Retirement Plan provides for monthly payments to, or on behalf of, each covered employee. All employees are eligible to participate in the Retirement Plan after completion of one year of service to RFSLA (at least 1,000 hours of service in twelve consecutive months) and the attainment of age 21. The regular form of normal retirement benefits provides a retirement allowance upon termination of employment at or after age 65, plus a retirement death benefit. The formula for determining the normal annual retirement allowance is 2.5% multiplied by years of benefit service and the high three year average salary. If a participant dies in active service, his beneficiary would be entitled to a lump sum death benefit equal to 100% of the participant's last 12 months salary, plus an additional 10% of such salary for each year of benefit service, until a maximum of 300% of such salary is reached for 20 or more years.

             If a participant dies after retirement, his beneficiary would be entitled to a lump sum death benefit which is 12 times the annual retirement allowance, less the sum of such allowance payments made before death.

             The following table illustrates the vesting schedule under RFSLA's Plan:

                  COMPLETED YEARS                  VESTED
                   OF EMPLOYMENT                 PERCENTAGE
                  ---------------                ----------
                    Less than 2                        0%
                        2                             20
                        3                             40
                        4                             60
                        5                             80
                        6                            100

             The following table indicates the annual retirement benefit that would be payable under the Plan upon retirement at age 65 in calendar year 1995 expressed in the form of a single life annuity for the final average salary and benefit service classification specified below.

                                                      YEARS OF BENEFIT SERVICE AT RETIREMENT
              FINAL AVERAGE     ----------------------------------------------------------------------------------
              COMPENSATION         15             20             25            30             35             40
              ------------
                $ 20,000        $ 7,500        $10,000        $12,500       $ 15,000       $ 17,500       $ 20,000
                  40,000         15,000         20,000         25,000         30,000         35,000         40,000
                  60,000         22,500         30,000         37,500         45,000         52,500         60,000
                  80,000         30,000         40,000         50,000         60,000         70,000         80,000
                 100,000         37,500         50,000         62,500         75,000         87,500        100,000
                 125,000         46,875         62,500         78,125         93,750        109,375        125,000
                 150,000         56,250         75,000         93,750        112,500        131,250        150,000

            As of September 30, 1996, Mr. Bowman had 6 years and 7 months of credited service under the Plan.

            EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST. RFSLA has established the ESOP for eligible employees. Employees with a twelve-month period of employment with RFSLA during which they worked at least 1,000 hours and who have attained age 21 are eligible to participate.

            Benefits generally vest at the rate of 25% per year beginning in the second year of credited service, until a participant is 100% vested in his account balance after five years of credited service. Service with RFSLA in mutual form is counted towards a participant's credited service. Prior to the completion of five years of credited service, a participant who terminates employment for reasons other than death, retirement (or early retirement), a change in control of RFSLA or disability will not be fully vested in his ESOP account at the time of termination. All unvested accounts will be forfeited. Forfeitures will be reallocated among remaining participating employees, in the same proportion as contributions. Benefits may be payable upon death, retirement, early retirement, disability or separation from service. RFSLA's contributions to the ESOP are not fixed, so benefits payable under the ESOP cannot be estimated. Mr. Bowman's account received an allocation of 2,644 shares for the plan year ended September 30, 1996.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS

            Persons and groups owning in excess of five percent of the common stock of Reliance are required to file certain reports with the Commission regarding such ownership pursuant to the Exchange Act. The following table sets forth, as of March 7, 1997, the shares of Reliance Common Stock beneficially owned by all directors and executive officers as a group and by each person who was the beneficial owner of more than five percent of Reliance shares of Common Stock. This information is based solely upon information supplied to Reliance and the filings required pursuant to the Exchange Act.


                                                    AMOUNT OF SHARES                    PERCENT OF SHARES
                                                    OWNED AND NATURE                       OF RELIANCE
        NAME AND ADDRESS OF                           OF BENEFICIAL                       COMMON STOCK
         BENEFICIAL OWNER                             OWNERSHIP<F1>                        OUTSTANDING
        -------------------                         ----------------                    -----------------
Directors and Officers<F2>

Gerhard F. Lubbes                                         6,651                                1.56%
John E. Bowman                                           19,253                                4.52
Jeannette Larson                                         11,520                                2.71
William Schliebe                                          6,001                                1.41
Michael Svoboda                                           4,876                                1.15
Adolph G. Kraus                                           6,689                                1.57

All executive officers and directors                     54,990                               12.92
  as a group (6 persons)

Reliance Federal Savings and Loan
  Association of St. Louis County                        34,400
  Employee Stock Ownership Plan<F3>                                                            8.08
8930 Gravois Avenue
St. Louis, Missouri  63123

Tidal Insurance Limited                                  39,502                                9.28

Kramer Spellman L.P.                                     39,426                                9.28

-----------------------------
<F1>  In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner for purposes of this table, of any shares of Reliance Common Stock if he has shared voting or investment power with respect to such security, or has a right to acquire beneficial ownership at any time within 60 days from March 7, 1997. As used herein, "voting power" is the power to vote or direct the voting of shares, and "investment power" is the power to dispose or direct the disposition of shares. Includes all shares held directly as well as by spouses and minor children, in trust and other indirect ownership, over which shares the named individuals effectively exercise sole or shared voting and investment power.

<F2>  Unless otherwise indicated, includes shares held directly by the individuals as well as by spouses, in trust and other indirect forms of ownership over which shares the individuals effectively exercise sole or shared voting and investment power.

<F3>  Under the ESOP, shares allocated to participants' accounts are voted in accordance with the participants' directions. Unallocated shares held by the ESOP are voted by the ESOP Trustee in the manner calculated to most accurately reflect the instructions it has received from the participants regarding the allocated shares. As of June 30, 1997, 16,826 shares of Reliance Common Stock were allocated under the ESOP.

CERTAIN TRANSACTIONS

            FIRREA amended federal law by requiring that all loans or extensions of credit to executive officers and directors of a savings institution be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the general public and must not involve more than the normal risk of repayment or present other unfavorable features. In addition, loans made to a director or executive officer in excess of the greater of $500,000, or 15%, of RFSLA's capital and surplus (up to a maximum of $500,000) must be approved in advance by a majority of the disinterested members of the Reliance Board.

            RFSLA's policy is that all loans made by RFSLA to its directors and executive officers be made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectibility or present other unfavorable features. Prior to the enactment of FIRREA officers, directors and employees who received loans from RFSLA were eligible for certain reductions in loan interest rates. This practice was eliminated in 1989 as to directors and executive officers in accordance with the provisions of FIRREA.

            The aggregate principal balance of loans made by RFSLA to directors, executive officers (and associated persons) as of September 30, 1996, equalled 2.9% of stockholders' equity of RFSLA.

PERFORMANCE GRAPH

            Set forth hereunder is a performance graph comparing (a) the total return on Reliance Common Stock for the period beginning on April 7, 1995 through September 30, 1996, (b) the cumulative total return on stocks included in the Nasdaq Composite Index over such period and (c) the cumulative total return on stocks included in the SNL Thrift Index over such period. The cumulative total return on Reliance Common Stock was computed assuming the reinvestment of cash dividends and the repurchase of stock by Reliance during the fiscal year.

            There can be no assurance that Reliance's stock performance will continue in the future with the same or similar trend depicted in the graph. Reliance will not make or endorse any predictions as to future stock performance.


                            RELIANCE FINANCIAL, INC.

                       Cumulative Return on Common Stock


                              [PERFORMANCE GRAPH]


          [Graph of cumulative return on Reliance Common Stock as compared to the Nasdaq Composite Index and the SNL Thrift Index. For the period from April 7, 1995 to September 30, 1995, the cumulative returns for Reliance Common Stock, the Nasdaq Composite Index and the SNL Thrift Index were 40.2%, 28.2% and 25.8%, respectively. For the period from April 7, 1995 to September 30, 1996, the cumulative returns for Reliance Common Stock, the Nasdaq Composite Index and the SNL Thrift Index were 57.7%, 50.6% and 49.1%, respectively.]

                           ELECTION OF RELIANCE DIRECTORS

            The Reliance Board is composed of six members. Reliance's bylaws provide that approximately one-third of the directors are to be elected annually. Directors of Reliance are generally elected to serve for a three-year period or until their respective successors shall have been elected and qualified. Two directors will be elected at the Reliance Annual Meeting to serve for a term of three years or until their respective successors shall have been elected and qualified. The Reliance Board has nominated to serve as directors Messrs. Michael Svoboda and Adolph S. Kraus, both of whom are currently members of the Reliance Board. There is no cumulative voting in the election of directors; therefore, proxies cannot be voted for more than two nominees.

            The table below sets forth certain information regarding the composition of the Reliance Board, including the terms of office of Board members. It is intended that the proxies solicited on behalf of the Reliance Board (other than proxies in which the vote is withheld as to one or more nominees) will be voted at the Reliance Annual Meeting for the election of the nominees identified below. If a nominee is unable to serve, the shares represented by all such proxies will be voted for the election of such substitute as the Reliance Board may recommend. At this time, the Reliance Board knows of no reason why the nominees might be unable to serve, if elected. Except as indicated herein, there are no arrangements or understandings between the nominees and any other person pursuant to which the nominees were selected.

                                                                                                    SHARES OF
                                                                                                   COMMON STOCK
                                                                                                   BENEFICIALLY
                                      POSITIONS HELD          DIRECTOR       CURRENT TERM          OWNED ON THE    PERCENT
NAME                AGE<F1>           WITH RELIANCE           SINCE<F2>        TO EXPIRE            RECORD DATE    OF CLASS
----                -------           --------------          ---------      ------------          ------------    --------

                                                         NOMINEES
Adolph G. Kraus       59         Treasurer and Director         1990             1997                  6,689        1.57%

Michael Svoboda       48         Director                       1995             1997                  4,876        1.15

                                              DIRECTORS CONTINUING IN OFFICE

John E. Bowman        64         President, Chief Executive     1990             1999                 19,253        4.52
                                 Officer and Director

Jeannette Larson      41         Executive Vice President,      1990             1999                 11,520        2.71
                                 Secretary and Director

Gerhard F. Lubbes     74         Chairman of the Board          1948             1998                  6,651        1.56

William Schliebe      84         Senior Vice President          1951             1998                  6,001        1.41
                                 and Director

-----------------------------
<F1>  As of December 31, 1996.

<F2>  With the exception of Mr. Svoboda, who was appointed by the Reliance
      Board on September 21, 1995 to fill the unexpired term of retiring director Rudolph M. Steib, the year of initial appointment refers to appointment to the Board of Directors of RFSLA, Reliance's mutual predecessor.

            The principal occupation during the past five years of each director and named executive officer of Reliance is set forth below. References to Reliance include Reliance's mutual predecessor. All directors and executive officers have held their present positions for five years unless otherwise stated.

            Gerhard F. Lubbes is retired. He has been associated with RFSLA in various capacities for over 45 years, and has been Chairman of the Board since 1980.

            John E. Bowman has been President and Chief Executive Officer of RFSLA since 1990. Prior to that, Mr. Bowman served as Executive Vice President of another financial institution.

            Jeannette Larson has been Executive Vice President and
Secretary of RFSLA since 1990. Ms. Larson joined RFSLA in 1973 and has been an officer of RFSLA since 1980.

            William Schliebe is part owner, President of Forder-Schliebe Realty, a general real estate agency in St. Louis, Missouri.

            Michael Svoboda was appointed to the Board of Directors on September 21, 1995. Mr. Svoboda is the owner and operator of Valcour Printing, Inc., in St. Louis County, Missouri.

            Adolph G. Kraus is Senior Vice President of Land Title Insurance of St. Louis, a real estate title insurance company.


         RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS OF RELIANCE


            The Reliance Board has approved the engagement of Michael Trokey & Company, P.C. to be Reliance's auditors for the fiscal year ending
September 30, 1997, subject to the ratification of the engagement by Reliance's stockholders. At the Reliance Annual Meeting, stockholders will consider and vote on the ratification of the engagement of Michael Trokey & Company, P.C. for Reliance's fiscal year ending September 30, 1997. A representative of Michael Trokey & Company, P.C. is expected to attend the Reliance Annual Meeting to respond to appropriate questions and to make a statement if he so desires.

            In order to ratify the selection of Michael Trokey & Company, P.C. as the auditors for the fiscal year ending September 30, 1997, the proposal must receive at least a majority of the votes cast, either in person or by proxy, in favor of such ratification. The Reliance Board recommends a vote "FOR" the ratification of Michael Trokey & Company, P.C. as auditors for the 1997 fiscal year.



                        DESCRIPTION OF ALLEGIANT COMMON STOCK

            General. Allegiant has authorized 7,800,000 shares of Allegiant Common Stock, $.01 par value. At March 31, 1997, Allegiant had 2,842,989 shares of Allegiant Common Stock issued and outstanding. Under Missouri law, the Allegiant Board may generally approve the issuance of authorized shares of Common Stock without shareholder approval.

            The existence of a substantial number of unissued and unreserved shares of Allegiant Common Stock may enable the Allegiant Board to issue shares to such persons and in such manner as may be deemed to have an anti-takeover effect.

            The following summary of the terms of Allegiant's capital stock does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of Allegiant's Articles of Incorporation, as amended, and By-Laws, as amended, and Missouri law.

            Dividends. Allegiant's dividend policy is subject to the discretion of the Allegiant Board and will depend upon a number of factors, including future earnings, financial condition, cash needs and general business conditions. Holders of Allegiant Common Stock will be entitled to share ratably in dividends as and when declared by the Allegiant Board out of funds legally available for that purpose.

Allegiant effected a three-for-two stock split (in the form of a stock dividend) in January 1995, a 10% stock dividend in January 1996 and a 10% stock dividend in January 1997. In September 1996, the Allegiant Board voted to increase the dividend policy to a rate of $0.03 per share payable quarterly beginning with the regular quarterly dividend scheduled for the first quarter of 1997.

            Cash available for dividend distribution to the holders of Allegiant Common Stock must initially come from dividends paid to Allegiant by the Bank. Accordingly, restrictions on the Bank's cash dividend payments directly affect the payment of cash dividends by Allegiant. There can be no assurance that the Board of Directors will declare any stock splits or stock dividends in the future.

            The FDIC and/or the Division of Finance has the authority to prohibit the payment of cash dividends by the Bank when it determines such payment to be an "unsafe or unsound banking practice" under the then existing circumstances. The Federal Deposit Insurance Corporation Act generally prohibits all payments of dividends by any bank which is in default of any assessment to the FDIC. Allegiant's bank stock loan agreement also restricts the amount of dividends Allegiant may pay.

            Voting Rights. Each holder of Allegiant Common Stock has one vote for each share held on matters presented for consideration by the shareholders, except that, in the election of directors, each shareholder has cumulative voting rights which entitle such shareholder to the number of votes which equals the number of shares held by the shareholder multiplied by the number of directors to be elected. All such votes may be cast for one candidate for election as a director or may be distributed among two or more candidates.

            Preemptive Rights. The holders of Allegiant Common Stock have no preemptive right to acquire any additional unissued shares or treasury shares of Allegiant.

            Liquidation Rights. In the event of liquidation, dissolution or winding up of Allegiant, whether voluntary or involuntary, the holders of Allegiant Common Stock will be entitled to share ratably in any of its assets or funds that are available for distribution to its shareholders after the satisfaction of its liabilities (or after adequate provision is made therefor).

            Assessment and Redemption. Shares of Allegiant Common Stock are and will be, when issued, fully paid and nonassessable. Such shares do not have any redemption provisions.

            Classification of Board of Directors. The Allegiant Board is divided into three classes, and the directors are elected by classes to three-year terms, so that one of the three classes of the directors of Allegiant will be elected at each annual meeting of the shareholders. While this provision promotes stability and continuity of the Allegiant Board, classification of the Allegiant Board may also have the effect of decreasing the number of directors that could otherwise be elected at each annual meeting of shareholders by a person who obtains a controlling interest in the Allegiant Common Stock and thereby could impede a change in control of Allegiant. Because fewer directors will be elected at each annual meeting, such classification also will reduce the effectiveness of cumulative voting as a means of establishing or increasing minority representation on the Allegiant Board.

RESTRICTIONS ON RESALE OF ALLEGIANT COMMON STOCK BY AFFILIATES

            Under Rule 145 of the Securities Act, certain persons who receive Allegiant Common Stock pursuant to the Merger and who are deemed to be "affiliates" of Reliance will be limited in their right to resell the stock so received. The term "affiliate" is defined to include any person who, directly or indirectly, controls, or is controlled by, or is under common control with Reliance at the time the Merger is submitted to a vote of the stockholders of Reliance. Each affiliate of Reliance (generally any director or executive officer or stockholder of Reliance who beneficially owns a substantial number of outstanding shares of Reliance Common Stock) who desires to resell the Allegiant Common Stock received in the Merger must sell such stock either pursuant to an effective registration statement or in accordance with an applicable exemption, such as the applicable provisions of Rule 145(d) under the Securities Act.


            Rule 145(d) provides that persons deemed to be affiliates may resell their stock received in the Merger pursuant to certain of the requirements of Rule 144 under the Securities Act if such stock is sold within the first year after the receipt thereof. After one year if such person is not an affiliate of Allegiant and if Allegiant is current with respect to its required public filings, a former affiliate of Reliance may resell the stock received in the Merger without limitation. After two years from the issuance of the stock, if such person is not an affiliate of Allegiant at the time of sale and for at least three months prior to such sale, such person may resell such stock, without limitation, regardless of the status of Allegiant's required public filings. The shares of Allegiant Common Stock to be received by affiliates of Reliance in the Merger will be legended as to the restrictions imposed upon resale of such stock.

            Reliance has agreed to provide Allegiant with a list of those persons who may be deemed to be affiliates at the time of the Special Meeting. Reliance has agreed to use all reasonable efforts to cause each such person to deliver to Allegiant prior to the Effective Time a written agreement to the effect that no sale will be made of any shares of Allegiant Common Stock received in the Merger by an affiliate of Allegiant except in accordance with the Securities Act. The certificates of Allegiant Common Stock issued to affiliates of Reliance in the Merger may contain an appropriate restrictive legend, and appropriate stop transfer orders may be given to the transfer agent for such certificates.


COMPARISON OF THE RIGHTS OF SHAREHOLDERS OF ALLEGIANT AND STOCKHOLDERS OF
RELIANCE

            Allegiant is incorporated under the laws of the State of Missouri. Reliance is organized under the laws of the State of Delaware. The rights of Allegiant's shareholders are governed by Allegiant's Articles of Incorporation and By-Laws, as amended, and the Missouri Act. The rights of Reliance's stockholders are governed by the Certificate of Incorporation and By-Laws of Reliance and by the DGCL. The rights of Reliance's stockholders who receive shares of Allegiant Common Stock in the Merger will thereafter be governed by Allegiant's Articles of Incorporation and By-Laws, as amended, and by the Missouri Act. The material rights of such stockholders, and, where applicable, the differences between the rights of Allegiant shareholders and Reliance stockholders, are summarized below. The summary is qualified in its entirety by reference to the Missouri Act, the DGCL, the Articles of Incorporation and By-Laws of Allegiant, as amended, and the Certificate of Incorporation and By-laws of Reliance.

            Voting for Directors. Cumulative voting is applicable to the election of Allegiant's directors. Cumulative voting entitles each shareholder to cast an aggregate number of votes equal to the number of voting shares held, multiplied by the number of directors to be elected. Each shareholder may cast all such votes for one nominee or distribute them among two or more nominees, thus permitting holders of less than a majority of the outstanding shares of voting stock to achieve board representation. The Certification of Incorporation and By-Laws of Reliance do not provide for cumulative voting. In contrast to cumulative voting, under noncumulative voting, the holders of a majority of outstanding shares of voting stock may elect the entire Board of Directors, thereby precluding the election of any directors by the holders of less than a majority of the outstanding shares of voting stock.

            Classified Board. As described under "Description of Allegiant Common Stock--Classification of Board of Directors," the Allegiant Board is divided into three classes of directors, with each class being elected to a staggered three-year term. By reducing the number of directors to be elected in any given year, the existence of a classified Board diminishes the benefits of the cumulative voting rights to minority shareholders. Reliance also has a classified Board of Directors with three classes of directors.

            Action by Shareholders or Stockholders Without a Meeting. Under the Missouri Act and the DGCL, written action of stockholders is permitted unless the Articles or Certificate of Incorporation or By-Laws of the corporation provide otherwise. Allegiant's By-Laws provide that any action required to be taken at a meeting of the shareholders, or any action which may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders. The By-Laws of Reliance provide that any action of the stockholders may not be effected by any consent in writing by the stockholders.

            Anti-takeover Statutes. The Missouri Act contains certain provisions applicable to Missouri corporations such as Allegiant which may be deemed to have an anti-takeover effect. Such provisions include Missouri's business combination statute and the control share acquisition statute.

            The Missouri business combination statute protects domestic corporations after hostile takeovers by prohibiting certain transactions once an acquiror has gained control. The statute restricts certain "Business Combinations" between a corporation and an "Interested Shareholder" or affiliates of the Interested Shareholder for a period of five years unless certain conditions are met. A "Business Combination" includes a merger or consolidation, certain sales, leases, exchanges, pledges and similar dispositions of corporate assets or stock and certain reclassifications and recapitalizations. An "Interested Shareholder" includes any person or entity which beneficially owns or controls 20% or more of the outstanding voting shares of the corporation.

            During the initial five-year restricted period, no Business Combination may occur unless such Business Combination or the transaction in which an Interested Shareholder becomes "interested" is approved by the board of directors of the corporation. Business Combinations may occur during such five-year period if: (i) prior to the stock acquisition by the Interested Shareholder, the board of directors approves the transaction in which the Interested Shareholder became an Interested Shareholder or approves the Business Combination in question; (ii) the holders of a majority of the outstanding voting stock, other than stock owned by the Interested Shareholder, approve the Business Combination; or (iii) the Business Combination satisfies certain detailed fairness and procedural requirements.

            The Missouri Act exempts from its provisions: (i) corporations not having a class of voting stock registered under Section 12 of the Exchange Act; (ii) corporations which adopt provisions in their articles of incorporation or bylaws expressly electing not to be covered by the statute; and (iii) certain circumstances in which a shareholder inadvertently becomes an Interested Shareholder. Allegiant's Restated Articles of Incorporation and By-Laws do not "opt out" of the Missouri business combination statute.

            The Missouri Act also contains a "Control Share Acquisition Statute" which provides that an "Acquiring Person" who after any acquisition of shares of a publicly traded corporation has the voting power, when added to all shares of the same corporation previously owned or controlled by the Acquiring Person, to exercise or direct the exercise of: (i) 20% but less than 33-1/3%; (ii) 33-1/3% or more but less than a majority; or (iii) a majority, of the voting power of outstanding stock of such corporation, must obtain shareholder approval for the purchase of the "Control Shares." If approval is not given, the Acquiring Person's shares lose the right to vote. The statute prohibits an Acquiring Person from voting its shares unless certain disclosure requirements are met and the retention or restoration of voting rights is approved by both: (i) a majority of the outstanding voting stock, and (ii) a majority of the outstanding voting stock after exclusion of "Interested Shares." Interested Shares are defined as shares owned by the Acquiring Person, by directors who are also employees, and by officers of the corporation. Shareholders are given dissenters' rights with respect to the vote on Control Share Acquisitions and may demand payment of the fair value of their shares.

            A number of acquisitions of shares are deemed not to constitute Control Share Acquisitions, including good faith gifts, transfers pursuant to wills, purchases pursuant to an issuance by the corporation, mergers involving the corporation which satisfy the other requirements of the Missouri Act, transactions with a person who owned a majority of the voting power of the corporation within the prior year, or purchases from a person who has previously satisfied the provisions of the Control Share Acquisition Statute so long as the transaction does not result in the purchasing party having voting power after the purchase in a percentage range (such ranges are as set forth in the immediately preceding paragraph) beyond the range for which the selling party previously satisfied the provisions of the statute. Additionally, a corporation may exempt itself from application of the statute by inserting a provision in its articles of incorporation or bylaws expressly electing not to be covered by the statute. Allegiant's Restated Articles of Incorporation and By-Laws do not "opt out" of the Control Share Acquisition Statute.

            The DGCL applicable to Reliance contains a business combination statute similar to that contained in the Missouri Act. Like the Missouri business combination statute, the Delaware business combination statute generally prohibits a domestic corporation from engaging in mergers or other business combinations with Interested Persons (as defined in the DGCL) for a statutory time period. The prohibition can be avoided if the business combination is approved by the board of directors prior to the date on which the Interested Person acquires the requisite percentage of stock. The Missouri Act imposes a longer prohibition period on transactions with Interested Persons (five years) than the DGCL (three years), thereby potentially increasing the period during which a hostile takeover may be frustrated. In addition, the DGCL, unlike its Missouri counterpart, does not apply if the Interested Person obtains at least 85% of the corporation's voting stock upon consummation of the transactions which resulted in the stockholder becoming an Interested Person. Thus, a person acquiring at least 85% of the corporation's voting stock could circumvent the defensive provisions of the DGCL while being unable to do so under the Missouri Act. The DGCL does not contain a control share acquisition statute similar to that contained in the Missouri Act.

            Appraisal Rights. Under Section 351.455 of the Missouri Act, a shareholder of any corporation which is a party to a merger or consolidation, or which sells all or substantially all of its assets, has the right to dissent from such corporate action and to demand payment of the value of such shares. Under the DGCL, stockholders of Reliance are entitled to appraisal rights upon the consolidation or merger of Reliance which are similar but not identical to those under the Missouri Act. Specifically, the dissenters' rights provisions of the Missouri Act do not have an exception from the dissenters' rights provisions in circumstances in which the shareholder seeking to exercise such rights owns shares in a widely held, publicly traded corporation and is to receive, or continue to hold after the transaction under which such shareholder is seeking to exercise dissenters' rights, shares of a widely held, publicly traded corporation. In addition, the procedures and the filing deadlines applicable to dissenters' rights under the Missouri Act are somewhat different than those applicable in appraisal rights proceedings under the DGCL.

            Shareholders' and Stockholders' Right to Inspect. Under the DGCL, any stockholder may inspect the corporation's stock ledger, stockholder list and other books and records for any proper purpose. A "proper purpose" is defined as a purpose reasonably related to such person's interest as a stockholder. The DGCL specifically provides that a stockholder may appoint an agent for the purpose of examining the stock ledger, list of stockholders or other books and records of the corporation. A stockholder may apply to the Delaware Court of Chancery to compel inspection in the event the stockholder's request to examine the books and records is refused. In general, the stockholder has the burden of proving an improper purpose where a stockholder requests to examine the stockholder ledger or stockholder list. The right of shareholders to inspect under the Missouri Act is generally similar to that of stockholders under the DGCL. Neither the Missouri Act nor Missouri case law, however, provides any specific guidance as to whether a shareholder may appoint an agent for the purpose of examining books and records or the extent to which a shareholder must have a "proper purpose." Accordingly, in comparison with the DGCL, in a given situation a Missouri shareholder may be provided with less guidance as to the scope of his or her ability to inspect the books and records of the corporation.

            Size of Board of Directors. As permitted under the Missouri Act, the number of directors on the Board of Directors of Allegiant is set forth in Allegiant's By-Laws, which provide that the number of directors may be fixed from time to time at not less than 12 nor more than 24 by an amendment of the By-Laws or by a resolution of the Board of Directors, in either case, adopted by the vote or consent of at least two-thirds of the number of directors then authorized under the By-Laws. Similarly to the Missouri Act, the DGCL provides that a corporation may fix the number of directors in its Certificate of Incorporation or By-Laws. The number of directors on the Board of Directors of Reliance is fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the Board of Directors.


                           SUPERVISION AND REGULATION

GENERAL

            As a bank holding company, Allegiant is subject to regulation under the BHCA, and its examination and reporting requirements. Under the BHCA, a bank holding company may not directly or indirectly acquire the ownership or control of more than 5% of the voting shares or substantially all of the assets of any company, including a bank or savings and loan association, without the prior approval of the Federal Reserve Board. In addition, bank holding companies are generally prohibited under the BHCA from engaging in nonbanking activities, subject to certain exceptions. Allegiant and its subsidiaries are also subject to supervision and examination by applicable federal and state banking agencies. The earnings of Allegiant's subsidiaries, and therefore the earnings of Allegiant, are affected by general economic conditions, management policies and the legislative and governmental actions of various regulatory authorities, including the Federal Reserve Board, the FDIC and various state financial institution regulatory agencies. In addition, there are numerous governmental requirements and regulations that affect the activities of Allegiant and its subsidiaries.


            RFSLA, as a savings and loan holding company, and Reliance are subject to extensive regulation, examination and supervision by the OTS, and the FDIC as the deposit insurer. RFSLA is a member of the Federal Home Loan Bank System and its deposit accounts are insured up to applicable limits by the SAIF, which is managed by the FDIC. RFSLA must file reports with the OTS and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. There are periodic examinations by the OTS and the FDIC to test RFSLA's compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such policies, whether by the OTS, the FDIC or Congress, could have a material adverse impact on Reliance, RFSLA and their operations. Reliance as a savings and loan holding company, is also required to file certain reports with, and otherwise comply with the rules and regulations of the OTS.


CERTAIN TRANSACTIONS WITH AFFILIATES

            There are various legal restrictions on the extent to which a bank holding company and certain of its nonbank subsidiaries can borrow or otherwise obtain credit from its bank subsidiaries. In general, these restrictions require that any such extensions of credit must be on non-preferential terms and secured by designated amounts of specified collateral and be limited, as to the holding company or any one of such nonbank subsidiaries, to 10% of the lending institution's capital stock and surplus, and as to the holding company and all such nonbank subsidiaries in the aggregate, to 20% of such capital stock and surplus.

PAYMENT OF DIVIDENDS


            Allegiant is a legal entity separate and distinct from its financial institutions and other subsidiaries. The principal source of Allegiant's revenues is dividends from its subsidiary bank. Various federal and state statutory provisions limit the amount of dividends an affiliate financial institution can pay to Allegiant without regulatory approval. The approval of federal and state bank regulatory agencies, as appropriate, is required for any dividend if the total of all dividends declared in any calendar year would exceed the total of the institution's net profits, as defined by regulatory agencies, for such year combined with its retained net profits for the preceding two years. In addition, a state member bank may not pay a dividend in an amount greater than its net profits then on hand. The payment of dividends by Allegiant Bank may also be affected by other factors, such as the maintenance of adequate capital. In addition, upon consummation of the Merger, payment of dividends from RFSLA to Allegiant may be prohibited by the OTC and/or OTC regulations. See "Federal Regulation of Savings Institutions--Limitation on Capital Distributions."


CAPITAL ADEQUACY

            The Federal Reserve Board has issued standards for measuring capital adequacy for bank holding companies. These standards are designed to provide risk-responsive capital guidelines and to incorporate a consistent framework for use by financial institutions operating in major international financial markets. The banking regulators have issued standards for banks that are similar to, but not identical with, the standards for bank holding companies.

            In general, the risk-related standards require financial institutions and financial institution holding companies to maintain certain capital levels based on "risk-adjusted" assets, so that categories of assets with potentially higher credit risk will require more capital backing than categories with lower credit risk. In addition, banks and bank holding companies are required to maintain capital to support off-balance-sheet activities such as loan commitments. Allegiant and Allegiant Bank exceed all applicable capital adequacy standards.

SUPPORT OF SUBSIDIARY BANK

            Under Federal Reserve Board policy, Allegiant is expected to act as a source of financial strength to its subsidiary bank and to commit resources to support its subsidiary bank in circumstances where it might not choose to do so absent such a policy. This support may be required at times when Allegiant may not find itself able to provide it. In addition, any capital loans by Allegiant to any of its subsidiaries would also be subordinate in right of payment to deposits and certain other indebtedness of such subsidiary.

            Consistent with this policy regarding bank holding companies serving as a source of financial strength for their subsidiary banks, the Federal Reserve Board has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless its net income available to common shareholders has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears consistent with the bank holding company's capital needs, asset quality and overall financial condition.

FEDERAL REGULATION OF SAVINGS INSTITUTIONS

            Business Activities. The activities of savings institutions are governed by the HOLA and, in certain respects, the Federal Deposit Insurance Act (the "FDI Act"). The federal banking statutes, as amended by FIRREA and FDICIA, (1) restrict the solicitation of brokered deposits by savings institutions that are troubled or not well-capitalized, (2) prohibit the acquisition of any corporate debt security that is not rated in one of the four highest rating categories, (3) restrict the aggregate amount of loans secured by non-residential real estate property to 400% of capital, (4) permit savings and loan holding companies to acquire up to 5% of the voting shares of non-subsidiary savings institutions or savings and loan holding companies without prior approval, and (5) permit bank holding companies to acquire healthy savings institutions.

            Loans to One Borrower. Under the HOLA, savings institutions are generally subject to the national bank limits on loans to one borrower. Generally, savings institutions may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of RFSLA's unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if such loan is secured by readily marketable collateral, which is defined to include certain securities and bullion, but generally does not included real estate.

            Qualified Thrift Lender Test. The HOLA requires savings institutions to meet a qualified thrift lender ("QTL") test. Under the QTL test, a savings association is required to maintain at least 65% of its "portfolio assets" (total assets less (i) specified liquid assets up to 20% of total assets, (ii) intangibles, including goodwill, and (iii) the value of property used to conduct business) in certain "qualified thrift investments," primarily residential mortgages and related investments, including certain mortgage-backed and related securities on a monthly basis in 9 out of every 12 months. A savings association that fails the QTL test must either convert to a bank charter or operate under certain restrictions.

            Limitation on Capital Distributions. OTS regulations impose limitations upon all capital distributions by savings institutions, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to stockholders of another institution in a cash-out merger and other distributions charged against capital. The rule establishes three tiers of institutions, which are based primarily on an institution's capital level. An institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution ("Tier 1 Association") and has not been advised by the OTS that it is in need of more than normal supervision, could, after prior notice but with the approval of the OTS, make capital distributions during a calendar year equal to the greater of: (i) 100% of its net earnings to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year; or (ii) 75% of its net earnings for the previous four quarters; provided that the institution would not be undercapitalized, as that term is defined in the OTS Prompt Corrective Action regulations, following the capital distribution. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice.

            Liquidity. RFSLA is required to maintain an average daily balance of liquid assets (cash, certain time deposits, bankers' acceptances, specified U.S. Government, state or federal agency obligations, shares of certain mutual funds and certain corporate debt securities and commercial paper) equal to a monthly average of not less than a specified percentage of its net withdrawable deposit accounts plus short-term borrowings. This liquidity requirement which is currently 5%, may be changed from time to time by the OTS to any amount within the range of 4% to 10% depending upon economic conditions and the savings flow of member institutions. OTS regulations also require each savings institution to maintain an average daily balance of short-term liquid assets at a specified percentage

(currently 1%) of the total of its net withdrawable deposit accounts and borrowing payable in one year or less. Monetary penalties may be imposed for failure to meet these liquidity requirements.

            Assessments. Savings institutions are required by OTS regulation to pay assessments to the OTS to fund the operations of the OTS. The general assessment, paid on a semi-annual basis, is computed upon the savings institution's total assets, including consolidated subsidiaries, as reported in the institution's latest quarterly thrift financial report.

            Community Reinvestment.  Under the Community Reinvestment Act
(the "CRA"), as implemented by OTS regulations, a savings institution has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular institution, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The CRA rating system identifies four levels of performance that may describe an institution's record of meeting community needs: outstanding, satisfactory, needs to improve and substantial non-compliance. The CRA also requires all institutions to make public disclosure of their CRA ratings. The CRA regulations were recently revised. Effective July 1, 1997, the OTS will assess the CRA performance of a savings institution under lending, service and investments tests, and based on such assessment, will assign an institution in one of the four above-referenced ratings.

            Transactions with Related Parties. RFSLA's authority to engage in transactions with related parties or "affiliates" (i.e., any company that controls or is under common control with an institution, including Reliance and its non-savings institution subsidiaries) or to make loans to certain insiders, is limited by Sections 23A and 23B of the Federal Reserve Act ("FRA"). Section 23A limits the aggregate amount of transactions with any individual affiliate to 10% of the capital and surplus of the savings institution and also limits the aggregate amount of transactions with all affiliates to 20% of the savings institution's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in Section 23A and the purchase of low quality assets from affiliates is generally prohibited. Section 23B provides that certain transactions with affiliates, including loans and asset purchases, must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies, and no savings institution may purchase the securities of any affiliate other than a subsidiary.

            RFSLA's authority to extend credit to executive officers, directors and 10% stockholders, as well as entities controlled by such persons, is currently governed by Sections 22(g) and 22(h) of the FRA, and Regulation O thereunder. Among other things, these regulations require such loans to be made on terms substantially the same as those offered to unaffiliated individuals and no not involve more than the normal risk of repayment. Regulation O also places individual and aggregate limits on the amount of loans RFSLA may make to such persons based, in part, on RFSLA's capital position, and requires certain approval procedures to be followed.

            Enforcement. Under the FDI Act, the OTS has primary enforcement responsibility over savings institutions and has the authority to bring enforcement action against all "institution-related parties," including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors of the institutions, receivership, conservatorship or the termination of deposit insurance. Civil penalties cover a wide range of violations and actions, and range up to $25,000 per day, unless a finding of reckless disregard is made, in which case penalties may be as high as $1 million per day. Criminal penalties for most financial institution crimes include fines of up to $1 million and imprisonment for up to 30 years. Under the FDI Act, the FDIC has the authority to recommend to the Director of the OTS that enforcement action be taken with respect to a particular savings institution. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances.

            The federal banking agencies recently adopted a final regulation and Interagency Guidelines Prescribing Standards for Safety and Soundness ("Guidelines") to implement the safety and soundness standards required under the FDI Act. The Guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The standards set forth in the Guidelines address internal controls and information systems; internal audit system; credit underwriting; loan documentation; interest rate risk exposure; asset growth; and compensation, fees and benefits. The agencies also adopted a proposed rule which proposes asset quality and earnings standards which, if adopted, would be added to the Guidelines. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the Guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard, as required by the FDI Act. The final regulations establish deadlines for the submission and review of such safety and soundness compliance plans.

            Capital Requirements. The OTS capital regulations require savings institutions to meet three capital standards: a 1.5% tangible capital standard, a 3.0% leverage ratio (or core capital ratio) and an 8.0% risk-based capital standard. Core capital is defined as common stockholders' equity (including retained earnings), certain non-cumulative perpetual preferred stock and related surplus, minority interests in equity accounts of consolidated subsidiaries less intangibles other than certain qualifying supervisory goodwill and certain purchased mortgage servicing rights ("PMSRs"). The OTS regulations also require that, in meeting the tangible ratio, leverage and risk-based capital standards, institutions must deduct investments in and loans to subsidiaries engaged in activities not permissible for a national bank.

            The risk-based capital standard for savings institutions requires the maintenance of Tier 2 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of 4.0% and 8.0%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight of 0% to 100%, as assigned by the OTS capital regulation based on the risks the OTS believes are inherent in the type of asset. The components of Tier 1
(core) capital are equivalent to those discussed earlier under the 3.0% leverage ratio standard. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock and allowance for loan and lease losses. Allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25%. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

            OTS regulatory capital rules also incorporate an interest rate risk component. Savings associations with "above normal" interest rate risk exposure are subject to a deduction from total capital for purposes of calculating their risk-based capital requirements. A savings association's interest rate risk is measured by the decline in the net portfolio value of its assets (i.e., the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts) that would result from a hypothetical 200-basis point increase or decrease in market interest rates, divided by the estimated economic value of the association's assets. In calculating its total capital under the risk-based rule, a savings association whose measured interest rate risk exposure exceeds 2%, must deduct an interest rate component equal to one-half of the difference between the institution's measured interest rate risk and 2%, multiplied by the estimated economic value of the institution's assets. The OTS has deferred for the present time, the date on which the interest rate component is to be deducted from total capital. A savings association with assets of less than $300 million and risk-based capital ratios in excess of 12% is not subject to the interest rate risk component, unless the OTS determines otherwise. The rule also provides that the Director of the OTS may waive or defer an institution's interest rate risk component on a case-by-case basis.




FIRREA AND FDICIA

            FIRREA contains a cross-guarantee provision which could result in insured depository institutions owned by Allegiant or Reliance being assessed for losses incurred by the FDIC in connection with assistance provided to, or the failure of, any other insured depository institution owned by Allegiant or Reliance. Under FIRREA, failure to meet the capital guidelines could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including the termination of deposit insurance by the FDIC.

            FDICIA made extensive changes to the federal banking laws. FDICIA instituted certain changes to the supervisory process, including provisions that mandate certain regulatory agency actions against undercapitalized institutions within specified time limits. FDICIA contains various other provisions that may affect the operations of banks and savings institutions.

            The prompt corrective action provision of FDICIA requires the federal banking regulators to assign each insured institution to one of five capital categories ("well capitalized," "adequately capitalized" or one of three "undercapitalized" categories) and to take progressively more restrictive actions based on the capital categorization, as specified below. Under FDICIA, capital requirements would include a leverage limit, a risk-based capital requirement and any other measure of capital deemed appropriate by the federal banking regulators for measuring the capital adequacy of an insured depository institution. All institutions, regardless of their capital levels, are restricted from making any capital distribution or paying any management fees that would cause the institution to fail to satisfy the minimum levels for any relevant capital measure.

            FDICIA, through its prompt correct action system, imposes significant operational and management restrictions on institutions that are not considered at least "adequately capitalized." Under FDICIA's prompt corrective action system, institutions in the "undercapitalized" category must submit a capital restoration plan guaranteed by its parent company. The liability of the parent company under any such guarantee is limited to the lesser of 5% of a financial institution's assets at the time it become "undercapitalized," or the amount needed to comply with the plan. A financial institution in the "undercapitalized" category also is subject to limitations in numerous areas including, but not limited to: asset growth; acquisitions; branching; new business lines; and acceptance of brokered deposits. Progressively more burdensome restrictions are applied to a financial institution in the "undercapitalized" category that fails to submit or implement a capital plan and to a financial institution that is in the "significantly undercapitalized" or "critically undercapitalized" categories. A financial institution primary federal banking agency is authorized to downgrade a financial institution's capital category to the next lower category upon a determination that the financial institution is in an unsafe or unsound condition or is engaged in an unsafe or unsound practice. An unsafe or unsound practice can include receipt by the institution of a rating on its most recent examination of three or worse (on a scale of 1 (best) to 5 (worst)), with respect to its asset quality, management, earnings or liquidity. The capital category assigned to a depository institution also affects its deposit insurance assessment rate.

            The FDIC and the Federal Reserve Board adopted capital-related regulations under FDICIA. Under those regulations, a bank will be well capitalized if it: (i) had a risk-based capital ratio of 10% or greater; (ii) had a ratio of Tier I capital to risk-adjusted assets of 6% or greater; (iii) had a ratio of Tier I capital to adjusted total assets of 5% or greater; and
(iv) was not subject to an order,
written agreement, capital directive, or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. An association will be adequately capitalized if it was not "well capitalized" and: (i) had a risk-based capital ratio of 8% or greater; (ii) had a ratio of Tier 1 capital to risk-adjusted assets of 4% or greater; and (iii) had a ratio of Tier 1 capital to adjusted total assets of 4% or greater (except that certain associations rated "Composite 1" under the federal banking agencies' CAMEL rating system may be adequately capitalized if their ratios of core capital to adjusted total assets were 3% or greater).

            FDICIA makes extensive changes in existing rules regarding audits, examinations and accounting. It generally requires annual on-site, full scope examinations by each bank's primary federal regulator. It also imposed new responsibilities on management, the independent audit committee and outside accountants to develop or approve reports regarding the effectiveness of internal controls, legal compliance and off-balance sheet liabilities and assets.

DEPOSITOR PREFERENCE STATUTE

            Legislation enacted in August 1993 provides a preference for deposits and certain claims for administrative expenses and employee compensation against an insured depository institution in the liquidation or other resolution of such an institution by any receiver. Such obligations would be afforded priority over other general unsecured claims against such an institution, including federal funds and letters of credit, as well as any obligation to shareholders of such an institution in their capacity as such.

FDIC INSURANCE ASSESSMENTS


            The Bank and RFSLA are subject to FDIC deposit insurance assessments. The FDIC has adopted a risk-based premium schedule pursuant to which each financial institution is assigned to one of three capital groups--well capitalized, adequately capitalized or undercapitalized--and further assigned to one of three subgroups within a capital group, on the basis of supervisory evaluations by the institution's federal and state supervisor, and on the basis of other information relevant to the institution's financial condition and the risk posed to the applicable insurance fund. The actual assessment rate applicable to a particular institution will, therefore, depend in part upon the risk assessment classification so assigned to the institution by the FDIC. See "--FIRREA and FDICIA."

            FIRREA, adopted in August 1989 to provide for the resolution of insolvent savings associations, required the FDIC to establish separate deposit insurance funds--the Bank Insurance Fund (the "BIF") for banks and the SAIF for savings associations. FIRREA also required the FDIC to set deposit insurance assessments at such levels as would cause the BIF and the SAIF to reach their "designated reserve ratios" of 1.25 percent of the deposits insured by them within a reasonable period of time. Due to low costs of resolving bank insolvencies in the last few years, the BIF reach its designated reserve ratio in May 1995. As a result, effective January 1, 1996, the FDIC eliminated deposit insurance assessments (except for the minimum $2,000 payment required by law) for banks that are well capitalized and well managed and reduced the deposit insurance assessments for all other banks. As of January 1, 1996, the SAIF had not reached the designated reserve ratio.

            The Deposit Insurance Funds Act of 1996 (the "Funds Act"), enacted as part of the Omnibus Appropriations Bill on September 30, 1996, required the FDIC to take immediate steps to recapitalize the SAIF and to change the basis on which funds are raised to make the scheduled payments on the FICO bonds issued in 1987 to replenish the Federal Savings and Loan Insurance Corporation. The new legislation, combined with regulations issued by the FDIC immediately after enactment of the Funds Act, provided for a special assessment in the amount of 65.7 basis points per $100 in insured deposits on SAIF-insured deposits held by depository institutions on March 31, 1995 (the special assessment was required by the Funds Act to recapitalize the SAIF to the designated reserve ratio of 1.25 percent of the deposits insured by SAIF). Payments of this assessment were made in November 1996, but were accrued by financial institutions in the third calendar quarter of 1996. Commencing January 1, 1997, BIF-insured institutions will be responsible for a portion of the annual carrying costs of the FICO bonds. Such institutions will be assessed at 80% of the rate applicable to SAIF-insured institutions until December 31, 1999. Effective January 1, 1997, the Funds Act also reduced ongoing SAIF deposit insurance assessment rates to a range from 6.4 cents to 23 cents (from previous rates of 23 cents to 31 cents) per $100 of insured deposits and increased ongoing BIF deposit insurance assessment rates to a range from zero to 1.3 cents per $100 of insured deposits. Additionally, pursuant to the Funds Act, if the reserves in the BIF at the end of any semiannual assessment period exceed 1.25 percent of insured deposits, the FDIC is required to refund the excess to the BIF-insured institutions.

            The Funds Act contemplates the merger of the SAIF and BIF by 1999, provided the consolidation/merger of federal bank and thrift charters under applicable law and regulation has been achieved by that time. Until such time, however, depository institutions will continue to be prohibited from shifting deposits from SAIF insurance coverage to BIF insurance coverage in an attempt to avoid the higher SAIF assessments.


FEDERAL HOME LOAN BANK SYSTEM

            RFSLA is a member of the FHLB System, which consists of 12 regional FHLBs. The FHLB provides a central credit facility primarily for member institutions. RFSLA, as a member of the FHLB, is required to acquire and hold shares of capital stock in that FHLB in an amount at least equal to 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the FHLB, whichever is greater. The FHLBs are required to provide funds for the resolution of insolvent thrifts and to contribute funds for affordable housing programs. These requirements could reduce the amount of dividends that the FHLBs pay to their members and could also result in the FHLBs imposing a higher rate of interest on advances to their members.

            Reliance is a non-diversified savings and loan holding company within the meaning of the HOLA, as amended. As such, Reliance is registered with the OTS and is subject to OTS regulations, examinations, supervision and reporting requirements. In addition, the OTS has enforcement authority over Reliance and its non-savings institution subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings institution. RFSLA is required to notify the OTS 30 days before declaring any dividend to Reliance.

            As a unitary savings and loan holding company, Reliance generally is not restricted under existing laws as to the types of business activities in which it may engage, provided that RFSLA continues to be a QTL. Upon any nonsupervisory acquisition by Reliance of another savings association or savings bank that meets the QTL test and is deemed to be a savings institution by the OTS, Reliance would become a multiple savings and loan holding company (if the acquired institution is held as a separate subsidiary) and would be subject to extensive limitations on the types of business activities in which it could engage. The HOLA limits the activities of a multiple savings and loan holding company and its non-insured institution subsidiaries primarily to activities permissible for bank holding companies under Section 4(c)(8) of the BHCA, subject to the prior approval of the OTS, and activities authorized by OTS regulation. The OTS is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies, and (ii) the acquisition of a savings institution in another state of the laws of the state of the target savings institution specifically permit such acquisitions.

            The HOLA prohibits a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from acquiring another savings institution or holding company thereof, without prior written approval of the OTS. It also prohibits the acquisition or retention of, with certain exceptions, more than 5% of a non-subsidiary savings institution, a non-subsidiary holding company, or a non-subsidiary company engaged in activities other than those permitted by the HOLA; or acquiring or retaining control of an institution that is not federally insured. In evaluating applications by holding companies to acquire savings institutions, the OTS must consider the financial and managerial resources, future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance fund, the convenience and needs of the community and competitive factors.

            Federal law generally provides that no "person," acting directly or indirectly or through or in concert with one or more other persons, may acquire "control," as that term is defined in OTS regulations, of a federally insured savings institution without giving at least 60 days written notice to the OTS and providing the OTS an opportunity to disapprove of the proposed acquisition. Such acquisitions of control may be disapproved if it is determined, among other things, that (i) the acquisition would substantially lessen competition; (ii) the financial condition of the acquiring person might jeopardize the financial stability of the savings institution or prejudice the interests of its depositors; or (iii) the competency, experience or integrity of the acquiring person or the proposed management personnel indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person.


                   RELATIONSHIP WITH INDEPENDENT ACCOUNTANTS

            BDO Seidman, LLP served as Allegiant's independent accountants for the year ended December 31, 1996 and continues to serve in such capacity. Services provided in connection with the audit function included examination of the annual consolidated financial statements, consultation regarding filings with the Commission and other regulatory authorities and consultation on financial accounting and reporting matters.


            Michael Trokey & Company, P.C. served as Reliance's independent accountants for the year ended September 30, 1996 and continues to serve in such capacity. Services provided in connection with the audit function included examination of the annual consolidated financial statements, consultation regarding filings with the Commission and consultation on financial accounting and reporting matters.



                                 LEGAL MATTERS

            Certain legal matters will be passed upon for Allegiant by Thompson Coburn, St. Louis, Missouri, and for Reliance by Luse Lehman Gorman Pomerenk & Schick, Washington, D.C.


                                    EXPERTS

            The consolidated financial statements of Allegiant for the year ended December 31, 1996 have been included herein in reliance upon the report of BDO Seidman, LLP, independent certified public accountants, whose report is included herein, and upon the authority of such firm as experts in accounting and auditing.


            The consolidated financial statements of Reliance for the year ended September 30, 1996 have been included herein in reliance upon the report of Michael Trokey & Company, P.C., independent certified public accountants, whose report is included herein, and upon the authority of such firm as experts in accounting and auditing.

                                 OTHER MATTERS

            The Board of Directors of Allegiant, at the date hereof, is not aware of any business to be presented at Allegiant's Special Meeting other than that referred to in the Notice of Special Meeting of Shareholders of Allegiant and discussed herein. If any other matter should properly come before Allegiant's Special Meeting, the persons named as proxies will have discretionary authority to vote the shares represented by proxies in accordance with their discretion and judgment as to the best interests of Allegiant.

            The Board of Directors of Reliance, at the date hereof, is not aware of any business to be presented at Reliance's Annual Meeting other than that referred to in the Notice of Annual Meeting of Stockholders of Reliance and discussed herein. If any other matter should properly come before Reliance's Annual Meeting, the persons named as proxies will have discretionary authority to vote the shares represented by proxies in accordance with their discretion and judgment as to the best interests of Reliance.


                             SHAREHOLDER PROPOSALS

            If the Merger is adopted and approved, the other conditions to the Merger are satisfied and the Merger is consummated, stockholders of Reliance will become shareholders of Allegiant at the Effective Time. Allegiant shareholders may submit to Allegiant proposals for formal consideration at the 1997 annual meeting of Allegiant's shareholders and inclusion in Allegiant's proxy statement for such meeting. All such proposals must have been received in writing by the Corporate Secretary at Allegiant Bancorp, Inc., 7801 Forsyth, St. Louis, Missouri 63105 by November 20, 1997.

                                 CONSOLIDATED FINANCIAL STATEMENTS

                                               INDEX
                                               -----
                                                                                           PAGE
                                                                                           ----
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                                         F-1

CONSOLIDATED BALANCE SHEETS OF ALLEGIANT AS OF
   DECEMBER 31, 1996 AND 1995                                                              F-2

CONSOLIDATED STATEMENTS OF INCOME OF ALLEGIANT FOR
   THE YEARS ENDED DECEMBER 31, 1996 AND 1995                                              F-3

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
   OF ALLEGIANT FOR THE YEARS ENDED
   DECEMBER 31, 1996 AND 1995                                                              F-4

CONSOLIDATED STATEMENTS OF CASH FLOWS OF ALLEGIANT
   FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995                                          F-5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                             F-6 to F-20

REPORT OF INDEPENDENT AUDITORS                                                             F-21

CONSOLIDATED BALANCE SHEETS OF RELIANCE AS OF
   SEPTEMBER 30, 1996 AND 1995                                                             F-22

CONSOLIDATED STATEMENTS OF EARNINGS OF RELIANCE
   FOR THE YEARS ENDED SEPTEMBER 30, 1996,
   1995 AND 1994                                                                           F-23

CONSOLIDATED STATEMENTS OF STOCKHOLDERS'
   EQUITY FOR THE YEARS ENDED SEPTEMBER 30, 1996,
   1995 AND 1994                                                                           F-24

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
   THE YEARS ENDED SEPTEMBER 30, 1996,
   1995 AND 1994                                                                       F-25 to F-26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                             F-27 to F-43

                       [Letterhead of BDO Seidman, LLP]



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



The Board of Directors
Allegiant Bancorp, Inc.
St. Louis, Missouri

We have audited the accompanying consolidated balance sheets of Allegiant Bancorp, Inc. (a Missouri corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of Allegiant's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allegiant Bancorp, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                    /s/ BDO Seidman, LLP

St. Louis, Missouri
January 24, 1997,
except for Note 15
which is as of
February 24, 1997

                                          ALLEGIANT BANCORP, INC.
                                        CONSOLIDATED BALANCE SHEETS
                                                                              DECEMBER 31,
                                                                      --------------------------
                                                                          1996           1995
                                                                      -----------    -----------
                                                                            (IN THOUSANDS)
ASSETS:
------
Cash and due from banks                                               $     7,554    $     5,483
Federal funds sold and other overnight investments                         10,775         14,200
Investment securities (Notes 1, 6 and 7)
   Available-for-sale (at estimated market value)                          22,073         28,000
   Held-to-maturity (approximate market value of
   $38,540,000 in 1996 and $45,042,000 in 1995)                            38,487         45,211
Loans, net of allowance for possible loan losses of
   $3,100,000 in 1996 and $2,130,000 in 1995 (Notes 2, 6, 7 and 9)        288,826        179,414
Premises and equipment (Note 3)                                             5,514          4,603
Accrued interest and other assets (Notes 4 and 5)                           3,844          2,906
Cost in excess of fair value of net assets acquired                           491            569
                                                                      -----------    -----------
Total assets                                                          $   377,564    $   280,386
                                                                      ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY:
------------------------------------
Deposits:
   Non-interest bearing                                               $    29,406    $    21,966
   Interest bearing                                                       228,439        176,203
   Certificates of deposit of $100,000 or more                             50,825         33,140
                                                                      -----------    -----------
Total deposits                                                            308,670        231,309
                                                                      -----------    -----------
Short-term borrowings (Notes 1, 6 and 9)                                   36,137         14,108
Long-term debt (Notes 1, 7 and 9)                                          14,663         19,719
Accrued expenses and other liabilities                                      1,708          1,312
                                                                      -----------    -----------
Total liabilities                                                         361,178        266,448

Commitments and contingencies (Notes 10, 11, 12, 13 and 14)

Shareholders' equity (Notes 7, 8, 11, 15 and 16):
   Common Stock, $.01 par value - shares
   authorized, 7,800,000; issued and outstanding
   2,271,000 in 1996 and 2,187,937 in 1995                                     23             18
Capital surplus                                                            15,983         11,369
Retained earnings                                                             357          2,642
Net unrealized appreciation (depreciation) on securities available
   for sale                                                                    23            (91)
                                                                      -----------    -----------
Total shareholders' equity                                                 16,386         13,938
                                                                      -----------    -----------
Total liabilities and shareholders' equity                            $   377,564    $   280,386
                                                                      ===========    ===========

 See accompanying summary of accounting policies and notes to consolidated financial statements.

                                               ALLEGIANT BANCORP, INC.
                                          CONSOLIDATED STATEMENTS OF INCOME
                                                                      YEARS ENDED DECEMBER 31,
                                                                   -----------------------------
                                                                       1996             1995
                                                                   -----------       -----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
INTEREST INCOME:
Interest and fees on loans                                         $    21,740       $    15,995
Investment securities                                                    3,477             2,965
Federal funds sold and overnight investments                               151               292
                                                                   -----------       -----------
Total interest income                                                   25,368            19,252
                                                                   -----------       -----------

INTEREST EXPENSE:
   Interest on deposits                                                 12,060             9,047
   Interest on short-term borrowings                                     1,542               703
   Interest on long-term debt                                            1,397             1,456
                                                                   -----------       -----------
Total interest expense                                                  14,999            11,206
                                                                   -----------       -----------
Net interest income                                                     10,369             8,046


Provision for possible loan losses (Note 2)                              1,448               977
                                                                   -----------       -----------
Net interest income after provision for possible loan losses             8,921             7,069
                                                                   -----------       -----------

OTHER INCOME:
   Service charges on deposits and other fees                            1,032               658
   Net gain (loss) on sale of securities (Note 1)                           49                (4)
                                                                   -----------       -----------
Total other income                                                       1,081               654
                                                                   -----------       -----------

OTHER EXPENSES:
   Salaries and employee benefits (Note 10)                              3,455             2,809
   Occupancy and other operating expenses                                3,564             2,816
                                                                   -----------       -----------
Total other expenses                                                     7,019             5,625
                                                                   -----------       -----------

Income before income taxes                                               2,983             2,098

Provision for income taxes (Note 5)                                      1,175               823
                                                                   -----------       -----------

Net income                                                         $     1,808       $     1,275
                                                                   ===========       ===========

PER SHARE DATA:
Primary:
   Average adjusted Common Shares outstanding                        2,386,042         2,056,431
   Net income                                                      $       .76       $       .62

Fully diluted:
   Average adjusted Common Shares outstanding                        2,416,445         2,152,869
   Net income                                                      $       .75       $       .61


  See accompanying summary of accounting policies and notes to consolidated financial statements.

                                                    ALLEGIANT BANCORP, INC.
                                      CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                                                                    NET
                                                                                                UNREALIZED
                                                                                               APPRECIATION
                                                                                              (DEPRECIATION)
                                                                                               ON AVAILABLE-       TOTAL
                                                       COMMON      CAPITAL        RETAINED       FOR-SALE       SHAREHOLDERS'
                                                       STOCK       SURPLUS        EARNINGS      SECURITIES         EQUITY
                                                      ------       --------       --------      ----------        --------
                                                                                 (IN THOUSANDS)

Balance, January 1, 1995                              $    8       $  7,064       $  1,480      $     (99)        $  8,453
   Net income                                             --             --          1,275             --            1,275
   Cash dividends declared                                --             --           (113)            --             (113)
   Issuance of Common Stock coinciding with:
     Two-for-three stock split (Note 8)                    5             --             (5)            --               --
     Private placement                                     5          4,256             --             --            4,261
     Exercise of Common Stock Warrants                    --              8             --             --                8
     Various stock issuance plans                         --             46             --             --               46
   Change in net unrealized gains (losses)
     on securities available-for-sale (Note 1)            --             --             --              8                8
                                                      ------       --------       --------      ---------         --------

Balance, December 31, 1995                                18         11,374          2,637            (91)          13,938
                                                      ------       --------       --------      ---------         --------

Net income                                                --             --          1,808             --            1,808
   Cash dividends declared                                --             --           (187)            --             (187)
   Issuance of Common Stock coinciding with:
     Stock dividends (Note 8)                              4          3,897         (3,901)            --               --
     Conversion of Subordinate Debentures (Note 7)         1            503             --             --              504
     Exercise of Common Stock Warrants                    --             25             --             --               25
     Various stock issuance plans                         --            184             --             --              184
   Change in net unrealized gains (losses)
     on securities available-for-sale (Note 1)            --             --             --            114              114
                                                      ------       --------       --------      ---------         --------

Balance, December 31, 1996                            $   23       $ 15,983       $    357      $      23         $ 16,386
                                                      ======       ========       ========      =========         ========


             See accompanying summary of accounting policies and notes to consolidated financial statements.

                                            ALLEGIANT BANCORP, INC.
                                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                      YEARS ENDED DECEMBER 31,
                                                                    ----------------------------
                                                                       1996              1995
                                                                    ----------        ----------
                                                                            (IN THOUSANDS)
OPERATING ACTIVITIES:
   Net income                                                       $    1,808        $    1,275
   Adjustments to reconcile net income to
    net cash provided by operating activities:
      Depreciation and amortization                                        536               520
      Provision for loan losses                                          1,448               977
      Net realized (gains) losses on securities available-for-sale         (49)                4
      Gain on sale of fixed assets                                          --                (6)
      Deferred tax provision                                              (282)             (176)
      Changes in assets and liabilities:
        Accrued interest receivable and
          other assets                                                    (938)             (727)
        Accrued expenses and other liabilities                             768               (24)
                                                                    ----------        ----------
        Cash provided by operating activities                            3,291             1,891
                                                                    ----------        ----------

INVESTING ACTIVITIES:

   Proceeds from maturities of securities held-to-maturity              41,343            57,705
   Purchase of investment securities held-to-maturity                  (25,279)          (57,367)
   Proceeds from maturities of securities available-for-sale            36,797                75
   Proceeds from sales of securities available-for-sale                  3,882               996
   Purchase of investments securities available-for-sale               (34,457)          (21,420)
   Loans made to customers, net of repayments                         (120,070)          (72,753)
   Additions to premises and equipment                                  (1,574)           (2,382)
   Proceeds from sale of fixed assets                                       --                 8
                                                                    ----------        ----------
        Cash used in investing activities                              (99,358)          (95,138)
                                                                    ----------        ----------

FINANCING ACTIVITIES:
   Net increase in deposits                                             77,362            96,425
   Net increase (decrease) in short-term borrowings                     22,029            (3,298)
   Proceeds from issuance of long-term debt                                 --            19,315
   Repayment of long-term debt                                          (4,552)           (9,400)
   Proceeds from issuance of Common Stock                                   61             4,223
   Payment of dividends                                                   (187)             (113)
                                                                    ----------        ----------
        Cash provided by financing activities                           94,713           107,152
                                                                    ----------        ----------
Net (decrease) increase in cash and cash equivalents                    (1,354)           13,905
Cash and cash equivalents, beginning of year                            19,683             5,778
                                                                    ----------        ----------
Cash and cash equivalents, end of year                              $   18,329        $   19,683
                                                                    ==========        ==========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid during the year for:
    Interest on deposits and borrowings                             $   14,750        $   10,346
    Income taxes                                                         1,393             1,392
                                                                    ==========        ==========

   Noncash transactions:
    Transfers to other real estate owned in settlement of loans     $       --        $       10
    Transfer from securities held-to-maturity to securities
      available-for-sale, net of tax effect                                 --             7,707
    Loans securitized                                                    9,209            12,300
    Conversion of Subordinate Debt to Common Stock                         504                --
    Conversion of Directors' fees to Common Stock                          148                46
                                                                    ==========        ==========

   See accompanying summary of accounting policies and notes to consolidated financial statements.

                          ALLEGIANT BANCORP, INC.
                      SUMMARY OF ACCOUNTING POLICIES


      Basis of Accounting. The accompanying consolidated financial statements include the accounts of Allegiant Bancorp, Inc. (the "Company") and its subsidiaries, Allegiant Bank (the "Bank"), Allegiant Mortgage Company and Edge Mortgage Services, Inc. The financial statements have been prepared in conformity with generally accepted accounting principles and reporting practices applicable to the banking industry. All significant intercompany transactions and balances have been eliminated.

      Business. The Bank provides a full range of banking services to individual and corporate customers in the St. Louis SMSA as well as Northeast Missouri. The Bank is subject to intense competition from other financial institutions. The Bank is also subject to the regulations of certain federal and state agencies and undergoes periodic examination by those regulatory authorities.

      Investment Securities. At the time of purchase, Allegiant categorizes each security within its portfolio into one of the following three permitted classifications:

      Held-to-maturity securities are securities which Allegiant has the ability and positive intent to hold to maturity. Such securities are carried at cost, adjusted for amortization of premiums and accretion of discounts. The adjusted cost of specific securities is used to compute gains and losses on sales and redemptions.

      Trading securities, including options used in trading activities, are purchased with the intent for resale within a short period of time in anticipation of short-term market movements, and are stated at estimated market value. Gains and losses, both realized and unrealized, on trading securities are included in other non-interest income.

      Available-for-sale securities include all debt securities not classified as held-to-maturity or trading and marketable equity securities not classified as trading. Available-for-sale securities are stated at estimated market value. Unrealized holding gains and losses are reported net of taxes as a separate component of shareholders' equity until realized. Realized gains and losses are computed based on cost adjusted for amortization of premiums and accretion of discounts and included in other non-interest income.

      Dividends and interest income on all securities are included in interest income.

      Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

      Discounts and premiums on purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on purchased consumer loans are recognized over the expected lives of the loans using methods that approximate the interest method.

      Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

      The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

                          ALLEGIANT BANCORP, INC.
                      SUMMARY OF ACCOUNTING POLICIES


      The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

      Bank Premises and Equipment. Premises and equipment are stated at cost less accumulated depreciation. The provision for depreciation is computed using the straight-line method over the estimated useful lives of the individual assets for book purposes and accelerated methods for tax purposes. Ordinary maintenance and repairs are charged to operations as incurred.

      Mortgage Servicing Rights and Amortization. In May 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 122, Accounting for Mortgage Servicing Rights, which Allegiant adopted effective January 1, 1996. SFAS No. 122 amended SFAS
No. 65, Accounting for Certain Mortgage Banking Activities. The overall impact on Allegiant's financial statements of adopting SFAS No. 122 in 1996 was not significant.

      SFAS No. 122 requires the recognition of originated mortgage servicing rights ("OMSRs"), as well as purchased mortgage servicing rights ("PMSRs"), as assets by allocating total costs incurred between the loan and the servicing rights based on their relative fair values. Under SFAS No. 65, the cost of OMSRs was not recognized as an asset and was charged to earnings when the related loan was sold.

      Amortization of mortgage servicing rights is based on the ratio of net servicing income received in the current period to total net servicing income projected to be realized from the mortgage servicing rights. Projected net servicing income is in turn determined on the basis of the estimated future balance of the underlying mortgage loan portfolio, which declines over time from prepayments and scheduled loan amortization. Allegiant estimates future prepayment rates based on current interest rate levels, other economic conditions and market forecasts, as well as relevant characteristics of the servicing portfolio, such as loan types, interest rate stratification and recent prepayment experience.

      SFAS No. 122 also requires that all capitalized mortgage servicing rights ("MSRs") be evaluated for impairment based on the excess of the carrying amount of the MSRs over their fair value. For purposes of measuring impairment, MSRs are stratified on the basis of interest rate and type of interest rate (fixed or adjustable).

      Real Estate Owned. Real estate acquired in settlement of loans is initially recorded at the lower of fair market value of the assets received (less estimated selling costs) or the recorded investment in the loan at date of foreclosure. Any adjustment to fair market value is charged against the allowance for real estate. Subsequent write-downs are charged against operating expense including charges relating to operating, holding or disposing of the property. Real estate owned was approximately $-0- and $10,000 at December 31, 1996 and 1995, respectively.

      Cost in Excess of Fair Value of Net Assets Acquired. Goodwill, which represents the excess of the cost of purchased assets over the fair value of their net assets at date of acquisition, is being amortized on the straight-line method over 15 years.

      Income Taxes. Income taxes are accounted for under the asset and liability method in which deferred income taxes are recognized as a result of temporary differences between the financial reporting basis and the tax basis of the assets and liabilities of Allegiant.

                          ALLEGIANT BANCORP, INC.
                      SUMMARY OF ACCOUNTING POLICIES


      Earnings Per Share. Primary per share information is determined using the weighted-average number of common and dilutive common equivalent shares outstanding. Fully diluted per share information assumes full conversion of all dilutive convertible securities into Common Stock at the later of the beginning of the year or the date of issuance of the dilutive convertible securities.

      Consolidated Statements of Cash Flows. For purposes of reporting cash flows, Allegiant considers cash and due from banks, federal funds sold and other overnight investments to be cash equivalents.

      Stock-Based Compensation. Allegiant grants stock options for a fixed number of shares to employees with an exercise price greater than or equal to the fair value of the shares at the date of grant. Allegiant continues to account for stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). That Opinion requires that compensation cost related to fixed stock options plans be recognized only to the extent that the fair value of the shares at the grant date exceeds the exercise price. Accordingly, Allegiant recognizes no compensation expense for its stock option grants.

      In October 1995, the FASB issued its SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 allows companies to continue to account for their stock option plans in accordance with APB 25 but encourages the adoption of a new accounting method based on the estimated fair value of employee stock options. Pro forma net income and earnings per share, determined as if Allegiant had applied the new method, are disclosed within
Note 11.

      Reclassifications. Certain reclassifications have been made to the 1995 financial statements to conform to the 1996 presentation. These reclassifications had no effect on net income.

      Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

      Accounting Changes. In June 1996, the FASB issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. SFAS No. 125 establishes, among other things, new criteria for determining whether a transfer of financial assets in exchange for cash or other consideration should be accounted for as a sale or as a pledge of collateral in a secured borrowing. It also establishes new accounting requirements for pledged collateral. As issued, SFAS No. 125 is effective for all transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996 except for certain provisions, which were deferred for one year. Management does not expect the application of this pronouncement to have a material effect on the financial statements of Allegiant.

                          ALLEGIANT BANCORP, INC.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      NOTE 1.  INVESTMENT SECURITIES:

      Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values at December 31 were as follows (in thousands):

                                                                 SECURITIES AVAILABLE-FOR-SALE
                                                                            DECEMBER 31,
                               --------------------------------------------------------------------------------------------------
                                                    1996                                               1995
                               ----------------------------------------------      ----------------------------------------------
                                               GROSS     GROSS                                    GROSS      GROSS
                               AMORTIZED   UNREALIZED UNREALIZED      FAIR        AMORTIZED    UNREALIZED  UNREALIZED    FAIR
                                 COST         GAINS     LOSSES        VALUE          COST         GAINS      LOSSES      VALUE
                               --------      ------     ------       --------      --------      ------     -------     --------
Federal Home Loan Bank
   stock                       $  4,462      $   --      $  --       $  4,462      $  2,645      $   --      $   --     $  2,645
U.S. government and
   agency securities             15,432          28        (64)        15,396        23,456          --        (188)      23,268
Mortgage-backed securities        1,939          71         --          2,010         1,977          52          --        2,029
Other equity securities             205          --         --            205            58          --          --           58
                               --------      ------     ------       --------      --------      ------     -------     --------
Total                          $ 22,038      $   99     ($  64)      $ 22,073      $ 28,136      $   52     ($  188)    $ 28,000
                               ========      ======     ======       ========      ========      ======     =======     ========

                                                                 SECURITIES TO BE HELD-TO-MATURITY
                                                                            DECEMBER 31,
                               --------------------------------------------------------------------------------------------------
                                                    1996                                               1995
                               ----------------------------------------------      ----------------------------------------------
                                              GROSS     GROSS                                     GROSS     GROSS
                               AMORTIZED   UNREALIZED UNREALIZED      FAIR         AMORTIZED   UNREALIZED UNREALIZED     FAIR
                                 COST         GAINS     LOSSES        VALUE          COST         GAINS     LOSSES       VALUE
                               --------      ------     ------       --------      --------      ------     -------     --------
U.S. government and
   agency securities           $ 21,096      $   35     ($ 229)      $ 20,902      $ 33,527      $   47     ($  496)    $ 33,078
State and municipal
   securities                     1,199          20         --          1,219           930          15          --          945
Mortgage-backed securities       16,192         227         --         16,419        10,754         265          --       11,019
                               --------      ------     ------       --------      --------      ------     -------     --------
Total                          $ 38,487      $  282     ($ 229)      $ 38,540      $ 45,211      $  327     ($  496)    $ 45,042
                               ========      ======     ======       ========      ========      ======     =======     ========

            Gross realized gains and gross realized losses on sale of securities available-for-sale were $56,000 and $7,000, respectively, in 1996 and $-0- and $4,000, respectively, in 1995.

            In 1996, the Bank securitized seven separate pools of adjustable-rate mortgages aggregating $9,209,000 into an equivalent number of Federal National Mortgage Association ("FNMA") mortgage-backed securities. These securities were recorded within the held-to-maturity category at the same amount. The Bank retained the servicing of these loans. There was no gain or loss on the sale of these loans.

            In 1995, the Bank securitized one pool of adjustable-rate mortgages aggregating $12,300,000 into two FNMA mortgage-backed securities. Of this aggregating amount, $10,300,000 was categorized as held-to-maturity and $2,000,000 was categorized as available-for-sale. The Bank retained the servicing of these loans. There was no gain or loss on the sale of these loans.

            At December 31, 1996 and 1995, the Bank did not have any loans for sale.

            In accordance with the transition provisions of A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities, issued by the Financial Accounting Standards Board in November 1995, the Bank transferred securities with an amortized cost of approximately $7,707,000 from the held-to-maturity to the available-for-sale category on December 28,

                          ALLEGIANT BANCORP, INC.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1995. The net unrealized loss on the securities transferred amounted to approximately $157,000. There were no securities transferred between categories for the year ended December 31, 1996.

            The scheduled maturities of securities held-to-maturity and securities (other than equity securities) available-for-sale at December 31, 1996, were as follows (in thousands):

                                                                           DECEMBER 31, 1996
                                                   ---------------------------------------------------------------
                                                       SECURITIES TO BE HELD-                 SECURITIES
                                                            TO-MATURITY                   AVAILABLE-FOR-SALE
                                                   ---------------------------         ---------------------------
                                                   AMORTIZED           FAIR            AMORTIZED           FAIR
                                                     COST              VALUE              COST             VALUE
                                                   ---------         ---------         ---------         ---------
Due in one year or less                            $   4,230         $   4,219         $   6,704         $   6,668
Due from one year to five years                       17,638            17,463             8,228             8,232
Due from five years to ten years                         400               412               500               496
Due after ten years                                       27                27                --                --
                                                   ---------         ---------         ---------         ---------
   Subtotal                                           22,295            22,121            15,432            15,396
Mortgage-backed securities                            16,192            16,419             1,939             2,010
                                                   ---------         ---------         ---------         ---------
Total                                              $  38,487         $  38,540         $  17,371         $  17,406
                                                   =========         =========         =========         =========

            Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

            Investment securities with a carrying value of approximately $52,121,000 at December 31, 1996 and $24,518,000 at December 31, 1995 were pledged to secure public deposits, securities sold under the agreements to repurchase (Note 6) and for other purposes as required by law.

            As a member of the Federal Home Loan Bank system administered by the Federal Housing Finance Board, the Bank is required to maintain an investment in the capital stock of the Federal Home Loan Bank of Des Moines
(FHLB). The amount of capital stock must be equal to at least five percent of the Bank's total outstanding advances from the FHLB, divided by its mortgage-to-asset ratio, as defined. The stock is recorded at cost which represents redemption value.

            NOTE 2.  LOANS:

            The components of loans in the consolidated balance sheets were as follows (in thousands):

                                                           YEAR ENDED DECEMBER 31,
                                                        ----------------------------
                                                           1996              1995
                                                        ----------        ----------
Commercial                                              $   75,129        $   40,518
Real estate                                                196,107           124,055
Real estate construction                                     8,763             8,777
Installment and other                                       12,084             8,379
                                                        ----------        ----------
Total loans                                                292,083           181,729
Net deferred loan fees, premiums and discounts                (157)             (185)
Allowance for possible loan losses                          (3,100)           (2,130)
                                                        ----------        ----------
Net loans                                               $  288,826        $  179,414
                                                        ==========        ==========

                          ALLEGIANT BANCORP, INC.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


            An analysis of the change in the allowance for possible loan losses follows (in thousands):

                                                           YEAR ENDED DECEMBER 31,
                                                        ----------------------------
                                                           1996              1995
                                                        ----------        ----------
Balance, beginning of period                            $    2,130        $    1,455
Loans charged off                                             (545)             (323)
Recoveries                                                      67                21
                                                        ----------        ----------
Net loans charged off                                         (478)             (302)
Provision for possible loan losses                           1,448               977
                                                        ----------        ----------
Balance, end of year                                    $    3,100        $    2,130
                                                        ==========        ==========

            A summary of impaired loans, which include non-accrual loans, at December 31, 1996, follows:

                                                                    ALLOWANCE FOR         IMPAIRED LOANS
                       IMPAIRED LOANS                                 LOSSES ON          WITH NO RELATED
 NON-ACCRUAL           CONTINUING TO          TOTAL IMPAIRED           IMPAIRED           ALLOWANCE FOR
   LOANS              ACCRUE INTEREST             LOANS                  LOANS             LOAN LOSSES
 -----------          ---------------         --------------        -------------        ---------------
 $   147,000          $            --         $      147,000        $      41,000        $            --
 ===========          ===============         ==============        =============        ===============

            The average balance of impaired loans during 1996 was $196,000. Loans listed as impaired have been considered by Bank management in the loan loss reserve calculation.

            A summary of interest income on non-accrual and other impaired loans for the year ended December 31, 1996, follows:

                                                                       IMPAIRED LOANS
                                                    NON-ACCRUAL        CONTINUING TO
                                                      LOANS           ACCRUE INTEREST         TOTAL
                                                    -----------       ---------------         -----
Income recognized                                   $        --       $            --        $       --
                                                    ===========       ===============        ==========

Interest income had interest accrued                $    18,000       $            --        $   18,000
                                                    ===========       ===============        ==========

            NOTE 3.  PREMISES AND EQUIPMENT:

            Components of premises and equipment included in the consolidated balance sheets at December 31, 1996 and 1995 were as follows (in thousands):

                                                            DECEMBER 31,
                                                   ---------------------------
                                                      1996              1995
                                                   ---------         ---------
Land                                               $   1,515         $   1,171
Bank premises                                          2,542             2,106
Furniture, equipment and automobiles                   3,379             2,584
                                                   ---------         ---------
Total cost                                             7,436             5,861
Less accumulated depreciation                         (1,922)           (1,258)
                                                   ---------         ---------
Net book value                                     $   5,514         $   4,603
                                                   =========         =========

                          ALLEGIANT BANCORP, INC.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


            NOTE 4.  MORTGAGE SERVICING RIGHTS:


            The components of mortgage servicing rights were as follows (in thousands):

                                                      YEARS ENDED DECEMBER 31,
                                                    ---------------------------
                                                       1996              1995
                                                    ---------          --------
Balance, beginning of period                          $  212            $  243
Additions                                                103                --
Amortization
   Scheduled                                             (35)              (31)
   Unscheduled                                            --                --
                                                      ------            ------
Balance, end of period                                $  280            $  212
                                                      ======            ======

            As of December 31, 1996, the estimated fair value of Allegiant's capitalized mortgage servicing rights was in excess of its carrying value. Fair value is determined by discounting estimated not future cash flows from mortgage servicing activities using discount rates that approximate current market rates and estimated prepayments, among other assumptions.


            NOTE 5.  INCOME TAXES:

            Allegiant's results include income tax expense as follows (in thousands):

                                                      YEARS ENDED DECEMBER 31,
                                                    ---------------------------
                                                       1996              1995
                                                    ---------          --------
Current                                             $  1,457            $  999
Deferred                                                (282)             (176)
                                                    --------            ------
Total                                               $  1,175            $  823
                                                    ========            ======

            The tax effects of temporary differences that gave rise to the deferred tax assets and liabilities are presented below (in thousands):

                                                            DECEMBER 31,
                                                    ---------------------------
                                                       1996             1995
                                                    ---------        ----------
Deferred Tax Assets:
   Reserve for possible loan losses                 $    852          $    594
   Deferred loan fees                                     52                60
   Deferred compensation                                  32                19
   Mark-to-market securities adjustments                  12                --
   Other, net                                             69                53
                                                    --------          --------
Total deferred tax assets                              1,017               726
                                                    --------          --------
Deferred tax liabilities:
   Depreciation                                         (226)             (241)
   Mark-to-market securities adjustments                  --               (45)
   Other                                                 (15)               (4)
                                                    --------          --------
Total deferred tax liabilities                          (241)             (290)
                                                    --------          --------
Net deferred tax assets                             $    776          $    436
                                                    ========          ========

            A valuation allowance would be provided on deferred tax assets when it is more likely than not that some portion of the assets will not be realized. Allegiant has not established a valuation allowance as of December 31, 1996 or 1995, due to management's belief that all criteria for recognition

                          ALLEGIANT BANCORP, INC.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

have been met, including the existence of a history of taxes paid sufficient to support the realization of the deferred tax assets.

            Income tax expense as reported differs from the amounts computed by applying the statutory federal income tax rate to pre-tax income as follows (in thousands):

                                                               YEAR ENDED DECEMBER 31,
                                                             --------------------------
                                                                1996             1995
                                                             ---------          -------
Computed "expected" tax expense                              $   1,014          $   713
Tax-exempt income                                                  (19)             (24)
State and local income taxes, net of federal tax benefits          143              104
Goodwill amortization                                               23               23
Other, net                                                          14                7
                                                             ---------          -------
Total tax expense                                            $   1,175          $   823
                                                             =========          =======

            NOTE 6.  SHORT-TERM BORROWINGS:

            Short-term borrowings were as follows (in thousands):

                                                            DECEMBER 31,
                                                   ---------------------------
                                                      1996             1995
                                                   ---------         ---------
Customer repurchase agreements                     $   8,337         $   4,108
FHLB repurchase agreement                              3,300                --
FHLB advances                                         24,500            10,000
                                                   ---------         ---------
Total short-term borrowings                        $  36,137         $  14,108
                                                   =========         =========

            As collateral for the FHLB advances, the Bank has entered into a blanket agreement which pledges first mortgage loans with principal balances aggregating 150% of the outstanding advances.

            NOTE 7.  LONG-TERM DEBT:

            Long-term debt consisted of the following at year-end (in thousands):

                                                                             DECEMBER 31,
                                                                     ---------------------------
                                                                        1996             1995
                                                                     ---------         ---------
Note payable to financial institution, interest
   payable quarterly at prime (8.25% on December 31, 1996),
   principal payments of $400,000 payable annually
   with the remaining balance due on December 31, 1999,
   secured by Bank stock                                             $   4,400         $   4,800
Notes payable to FHLB, interest payable monthly at rates varying from 5.62% to 7.87%, principal balance due at maturity ranging from January 12, 1998 to September 12, 2000,
   secured by stock in FHLB and certain loans (Note 6)                   7,000            11,100
Convertible subordinated debentures with certain
   shareholders, interest payable quarterly at prime plus 2%
   (with a minimum floor of 10%), maturing on
   September 30, 1999                                                       --               504
Subordinated debentures with certain shareholders,
   interest payable quarterly at prime plus 3% (with a minimum
   floor of 10%), maturing on May 31, 2002                               3,263             3,315
                                                                     ---------         ---------
Total long-term debt                                                 $  14,663         $  19,719
                                                                     =========         =========

                          ALLEGIANT BANCORP, INC.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            Under the terms of the note payable to the financial institution, Allegiant or its subsidiaries are required to maintain certain financial ratios and are limited with respect to cash dividends, capital expenditures and the incurrence of additional indebtedness without prior approval.

            In 1996, the Convertible Subordinated Debentures were converted into shares of Allegiant's Common Stock at a conversion price of $ 8.73 per share.

            The prime plus 3% Debentures are redeemable, in whole or in part, at the option of Allegiant, subject to certain conditions, and are subordinate to all senior debt of Allegiant.

            A summary of annual principal reductions of long-term debt as of December 31, 1996 is as follows (in thousands):

                                                    ANNUAL
                                                   PRINCIPAL
                      YEAR                         REDUCTIONS
                      ----                         ----------
                      1997                         $     400
                      1998                             3,400
                      1999                             4,100
                      2000                             2,000
                      2001                                --
                   Thereafter                          4,763
                                                   ---------

                      Total                        $  14,663
                                                   =========

            NOTE 8.  STOCK DIVIDEND:

            On September 19, 1996, Allegiant's Board of Directors declared a 10% stock dividend to shareholders of record on January 2, 1997, payable on January 15, 1997. The transaction was valued based on the closing market price of Allegiant's stock at the date of declaration. Retained earnings were charged to the extent available as a result of the increase of 206,346 shares of Allegiant's Common Stock.

            On October 19, 1995, Allegiant's Board of Directors declared a 10% stock dividend to shareholders of record on January 2, 1996, paid on January 15, 1996. Retained earnings were charged $2,170,000 as a result of the increase of 180,821 shares of Allegiant's Common Stock.

            On October 20, 1994, Allegiant's Board of Directors approved a two-for-three stock split of Allegiant's Common Stock in the form of a stock dividend for shareholders of record as of December 15, 1994, subsequently paid on January 15, 1995. Common Stock was credited and capital surplus was charged for the aggregate par value of the shares that were issued. The stated par value of each share was not changed from $.01.

            All share and earnings per share disclosures have been restated to retroactively reflect the aforementioned stock dividends and stock split.

            NOTE 9.  RELATED PARTIES:

            Allegiant and the Bank have entered into transactions with its directors, significant shareholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion

                          ALLEGIANT BANCORP, INC.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of management, involve more than normal credit risk or present other unfavorable features. The aggregate amount of loans to such related parties at December 31, 1996 and 1995 was $15,488,000 and $13,840,000, respectively.
During 1996, new loans to such related parties amounted to $3,344,000 and repayments amounted to $1,696,000.

            Additionally, Allegiant issued subordinated debentures to certain shareholders in aggregate principal amount of $3,819,000 in 1995. See Note 7 for terms of the agreement.

            During 1995, Allegiant borrowed $1,200,000 from an affiliate of a company director and shareholder. The loan plus $12,000 in interest were repaid after one month.

            NOTE 10.  EMPLOYEE BENEFITS:

            Allegiant has a defined contribution pension plan in effect for substantially all full-time employees. Salaries and employee benefits expense include $29,977 in 1996 and $27,663 in 1995, for such plans. Contributions under the defined contribution plan are made at the discretion of Company management.

            NOTE 11.  INCENTIVE PLANS:

            Incentive Stock Options. At December 31, 1996, Allegiant had four stock-based compensation plans which are described below. As discussed in the Summary of Accounting Policies, Allegiant applies APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its incentive stock option plans. Had compensation cost for Allegiant's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, Allegiant's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

                                                             YEARS ENDED DECEMBER 31,
                                                            ---------------------------
                                                               1996             1995
                                                            ----------       ----------
Net income                          As reported             $    1,808       $    1,275
                                    Pro forma                    1,534            1,275

Primary earnings per share          As reported                    .76              .68
                                    Pro forma                      .64              .68

Fully diluted earnings
   per share                        As reported                    .75              .67
                                    Pro forma                      .63              .67

            As mentioned above, Allegiant has four fixed stock option plans. Under these plans, Allegiant may grant options to its directors and employees, in the aggregate, of up to 1,240,000 shares of common stock. The exercise price of each option equals or exceeds the market price of Allegiant's stock on the date of the grant. An option's maximum term is ten years.

            The fair value of each option granted in 1996 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used: dividend yield of .93 percent; risk-free interest rate of 6.41 percent; and expected lives of 5 years.

                          ALLEGIANT BANCORP, INC.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            A summary of the status of Allegiant's fixed stock option plans as of December 31, 1996 and 1995, and changes during the years ending on those dates is presented below:

                                                           1996                              1995
                                               ---------------------------        ---------------------------
                                                                 WEIGHTED-                          WEIGHTED-
                                                                 AVERAGE                            AVERAGE
                                                                 EXERCISE                           EXERCISE
                                                 SHARES            PRICE            SHARES            PRICE
                                               ----------        ---------        ----------        ---------
Outstanding, beginning of period                  339,958        $   5.72            347,017         $  5.73
Granted                                           126,830           12.81                 --              --
Exercised                                          (5,243)           5.72                 --              --
Canceled                                             (220)          12.00             (7,059)           6.16
                                               ----------                         ----------
Outstanding, end of period                        461,325            7.66            339,958            5.72
                                               ==========                         ==========

Options exercisable at year-end                   434,540                            308,497

Weighted-average fair value of
   options granted during the year                  $3.77                                 --

            The following table summarizes information about fixed stock options outstanding at December 31, 1996:

                                                  WEIGHTED-
                              NUMBER              AVERAGE             WEIGHTED-
      RANGE OF             OUTSTANDING            REMAINING            AVERAGE
  EXERCISE PRICES          AT 12/31/96        CONTRACTUAL LIFE      EXERCISE PRICE
  ---------------          -----------        ----------------      --------------
  $ 4.13 - $ 4.96             61,456               2.9 years           $  4.53
    5.95 -   6.45            273,259               2.0                    5.98
   11.75 -  15.00            126,610               4.5                   12.81
                           ---------
                             461,325               2.8                    7.66
                           =========

            Phantom Stock Plan. In December 1994, Allegiant's Board of Directors approved a Phantom Stock Plan for the President, under which Allegiant agreed to pay a cash award to the President of Allegiant based on the increase in book value on shares of Common Stock, from December 31, 1994 until the earlier of December 31, 1998 or the year immediately preceding the year the President's employment terminates. The annual provision under this plan for the years ended December 31, 1996 and 1995 was approximately $38,000 and $55,000, respectively. These amounts are included in other liabilities in the accompanying balance sheets.

            NOTE 12.  COMMITMENTS AND CONTINGENCIES:

            Leases. The Bank leases various banking facilities under operating leases expiring at various dates through December 31, 2005. These operating leases have options to renew. Future

                          ALLEGIANT BANCORP, INC.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

minimum lease payments required under operating leases which have initial or remaining non-cancelable terms in excess of one year as of December 31, 1996 are approximately as follows:

                   YEAR ENDED
                  DECEMBER 31,                                (IN THOUSANDS)
                  ------------                                --------------
                      1997                                        $  143
                      1998                                           139
                      1999                                           128
                      2000                                            28
                      2001                                            37
                   Thereafter                                        149
                                                                  ------
                          Total minimum lease payments            $  624
                                                                  ======

            Total rent expense amounted to approximately $149,000 in 1996 and $121,000 in 1995.

            NOTE 13.  CONCENTRATIONS OF CREDIT:

            Substantially all of the Bank's loans, commitments and commercial and standby letters of credit have been granted to customers in the Bank's market area. All such customers are depositors of the Bank. Investments in state and municipal securities also involve governmental entities within the Bank's market area. The concentrations of credit by type of loan are set forth in Note 2. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers.

            NOTE 14.  FINANCIAL INSTRUMENTS:

            The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of the Bank's involvement in particular classes of financial instruments.

            The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, and financial guarantees written is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

            A summary of the notional amounts of the Bank's financial instruments with off-balance-sheet risk at December 31, 1996 and 1995, follows:

                                              1996              1995
                                          ------------      ------------
      Commitments to extend credit        $ 73,522,000      $ 51,953,000
      Standby letters of credit              1,310,000         1,246,000

            Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is

                          ALLEGIANT BANCORP, INC.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


based on management's credit evaluation of the counterparts. Collateral held varies but may include accounts receivable; inventory, property, plant, equipment; and real estate.

            Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support contractual obligations of Bank customers. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

            At December 31, 1995, Allegiant adopted the provisions of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. SFAS No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value.

            The carrying amount and estimated fair values of Allegiant's financial instruments were as follows (in thousands):

                                                 DECEMBER 31, 1996               DECEMBER 31, 1995
                                            -------------------------        ------------------------
                                              CARRYING       FAIR             CARRYING      FAIR
                                               AMOUNT        VALUE             AMOUNT       VALUE
                                            ----------     ----------        ----------   ----------
Financial Assets:
   Cash and due from banks, federal
     funds sold and other
     overnight investments                  $   18,329     $   18,329        $   19,683   $   19,683
   Securities available-for-sale                22,073         22,073            28,136       28,000
   Securities held-to-maturity                  38,487         38,540            45,211       45,042
   Loans                                       288,826        291,483           179,414      179,333

Financial Liabilities:
   Deposits                                 $  308,670     $  309,028        $  231,309   $  231,227
   Short-term borrowings                        36,137         36,137            14,108       14,108
   Long-term debt                               14,663         14,785            19,719       18,691

            The following methods and assumptions were used by Allegiant in estimating fair values of financial instruments as disclosed herein:

            Cash and Short-Term Instruments: The carrying amounts of cash and due from banks and federal funds sold approximate their fair value.

            Securities: Fair values for held-to-maturity and available-for-sale securities are based on quoted market prices or dealer quotes, where available. If quoted market prices are not available for a specific security, fair values are based on quoted market prices of comparable instruments.

            Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for fixed-rate loans are estimated using discounted cash flow analyses, applying interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The fair values for non-performing loans are estimated using assumptions regarding current assessments of collectibility and historical loss experience.

            Deposits: The fair values disclosed for deposits generally payable on demand, such as non-interest bearing checking accounts, savings accounts, NOW accounts and market rate deposit accounts, are by definition, equal to the amount payable on demand at the reporting date. The carrying amounts for variable-rate, fixed-term market rate deposit accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using

                          ALLEGIANT BANCORP, INC.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

a discounted cash flow calculation that applies interest rates currently being offered on certificates of similar remaining maturities to a schedule of aggregated monthly maturities on time deposits.

            Short-Term Borrowings: The carrying amounts of federal funds purchased, borrowings under repurchase agreements and other short-term borrowings approximate their fair values at the reporting date.

            Long-Term Debt: The fair value of Allegiant's long-term debt is based on quoted market prices for similar issues or estimates using discounted cash flow analyses, based on Allegiant's current incremental borrowing rates for similar types of debt instruments.

            Off-Balance Sheet Financial Instruments: The fair value of commitments to extend credit and standby letters of credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the likelihood of the counterparties drawing on such financial instruments, and the present credit worthiness of such counterparties. Allegiant believes such commitments have been made on terms which are competitive in the markets in which it operates; however, no premium or discount is offered thereon and accordingly, Allegiant has not assigned a value to such instruments for the purposes of this disclosure.

            Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time Allegiant's entire holdings of a particular financial instrument. Because no market exists for a significant portion of Allegiant's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

            Fair value estimates are based on existing on and off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition; the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in many of the estimates.

            NOTE 15.  SUBSEQUENT EVENT:

            In January of 1997, Allegiant offered to shareholders of record the right to purchase additional Common Stock. For every one share of Common Stock held of record, a shareholder was given the nontransferable subscription right to subscribe for 0.25 of a share of Common Stock at $9.375 per share.

            As of February 24, 1997, the termination date of the offering, Allegiant had raised approximately $5,223,000 for 567,750 shares of Common Stock related to this offering.

            NOTE 16.  REGULATORY MATTERS:

            The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material

                          ALLEGIANT BANCORP, INC.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

            Quantitative measures established by regulations to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

            As of December 31, 1996, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

            The Bank's actual capital amounts and ratios are also presented in the table.

                                                                                                  TO BE WELL
                                                                                               CAPITALIZED UNDER
                                                                      FOR CAPITAL              PROMPT CORRECTIVE
                                         ACTUAL                    ADEQUACY PURPOSES:          ACTION PROVISIONS:
                                 -----------------------       --------------------------    ----------------------
                                   AMOUNT        RATIO           AMOUNT          RATIO         AMOUNT        RATIO
                                 ---------     ---------       ----------      ----------    ----------     -------
As of December 31, 1996:

Total Capital
   (to Risk-Weighted Assets)     $  26,118       10.1%         > $ 20,767        > 8.0%      > $ 25,959      >10.0%
                                                               -                 -           -               -
Tier 1 Capital
   (to Risk-Weighted Assets)     $  23,018        8.9%         > $ 10,384        > 4.0%      > $ 15,575      > 6.0%
                                                               -                 -           -               -
Tier 1 Capital
   (to Average Assets)           $  23,018        6.4%         > $ 14,449        > 4.0%      > $ 18,061      > 5.0%
                                                               -                 -           -               -

As of December 31, 1995:

Total Capital
   (to Risk-Weighted Assets)     $  24,230       14.4%         > $ 13,462        > 8.0%      > $ 16,828      >10.0%
                                                               -                 -           -               -
Tier 1 Capital
   (to Risk-Weighted Assets)     $  22,100       13.1%         > $  6,731        > 4.0%      > $ 10,097      > 6.0%
                                                               -                 -           -               -
Tier 1 Capital
   (to Average Assets)           $  22,100        8.6%         > $ 10,244        > 4.0%      > $ 12,805      > 5.0%
                                                               -                 -           -               -

            Various Federal and state statutory provisions limit the amount of dividends the Bank can pay to Allegiant without regulatory approval. The approval of appropriate Federal or state bank regulatory agencies is required for any dividend if the total of all dividends declared by the Bank in any calendar year would exceed the total of the institution's net profits, as defined by regulatory agencies, for such year combined with its retained net profits for the preceding two years. The payment of dividends by the Bank may also be affected by other factors, such as the maintenance of adequate capital.

                        MICHAEL TROKEY & COMPANY, P.C.
                         CERTIFIED PUBLIC ACCOUNTANTS
                              10411 CLAYTON ROAD
                          ST. LOUIS, MISSOURI  63131
                                (314) 432-0996



REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Reliance Financial Inc.
St. Louis, Missouri

We have audited the accompanying consolidated balance sheets of Reliance Financial Inc. and subsidiary (Reliance) as of September 30, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1996. These consolidated financial statements are the responsibility of Reliance's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Reliance Financial Inc. and subsidiary as of September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996 in conformity with generally accepted accounting principles.

As discussed in notes 1 and 10 to the consolidated financial statements, Reliance changed its method of accounting for income taxes in 1994.



St. Louis, Missouri                    MICHAEL TROKEY & COMPANY, P.C.
November 1, 1996                       /s/ Michael Trokey & Company, P.C.

                                    RELIANCE FINANCIAL, INC. AND SUBSIDIARY

                                        CONSOLIDATED BALANCE SHEETS
                                                                           SEPTEMBER 30,
                                                                   -----------------------------
                                                                       1996             1995
                                                                   -----------       -----------

              ASSETS

Cash and cash equivalents                                          $ 1,211,033       $ 2,036,111
Certificates of deposit                                              1,586,000         3,066,000
Securities:
   Available-for-sale, at market value (amortized cost
    of $500,000 at September 30, 1996 and 1995)                        473,399           483,038
   Held-to-maturity, at amortized cost (market value of
    $1,670,000 and $473,125 at September 30, 1996 and
    1995, respectively)                                              1,689,069           486,460
Stock in Federal Home Loan Bank of Des Moines                          336,000           329,400
Mortgage-backed securities held-to-maturity, at amortized cost
   (market value of $5,314,126 and $5,518,077 at
   September 30, 1996 and 1995, respectively)                        5,500,595         5,649,890
Loans receivable, net                                               21,144,237        20,030,892
Premises and equipment, net                                            410,284           430,670
Foreclosed real estate held for sale, net                                   --             6,300
Accrued interest receivable:
   Securities and certificates of deposit                               27,929            18,287
   Mortgage-backed securities                                           26,930            28,624
   Loans receivable                                                    136,370           114,298
Other assets                                                            39,956            57,252
Deferred tax asset                                                      81,000           107,000
                                                                   -----------       -----------
   Total assets                                                    $32,662,802       $32,844,222
                                                                   ===========       ===========

   LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                           $24,233,959       $25,252,854
Accrued interest on deposits                                             3,238             3,878
Advances from FHLB of Des Moines                                     1,000,000                --
Advances from borrowers for taxes and insurance                        237,093           265,508
Other liabilities                                                      330,590           154,857
Accrued income taxes                                                    50,793            68,100
                                                                   -----------       -----------
   Total liabilities                                                25,855,673        25,745,197
                                                                   -----------       -----------
Commitments and contingencies
Stockholders' equity:
   Preferred stock, $.01 par value; 250,000 shares
    authorized; shares issued and outstanding -- none                       --                --
   Common stock, $.10 par value; 1,500,000 shares
    authorized; 446,993 and 430,000 shares
    issued                                                              44,699            43,000
   Additional paid-in capital                                        4,190,038         3,913,004
   Common stock acquired by ESOP                                      (229,096)         (304,849)
   Common stock acquired by RRP                                       (226,042)               --
   Unrealized loss on securities available-for-sale, net               (26,601)          (16,962)
   Retained earnings -- substantially restricted                     3,382,186         3,464,832
   Treasury stock, at cost, 21,500 shares                             (328,055)               --
                                                                   -----------       -----------
    Total stockholders' equity                                       6,807,129         7,099,025
                                                                   -----------       -----------
    Total liabilities and stockholders' equity                     $32,662,802       $32,844,222
                                                                   ===========       ===========

See accompanying notes to consolidated financial statements.

                                  RELIANCE FINANCIAL, INC. AND SUBSIDIARY

                                   CONSOLIDATED STATEMENTS OF EARNINGS
                                                                         YEARS ENDED SEPTEMBER 30,
                                                             -----------------------------------------------
                                                                 1996             1995             1994
                                                             ------------     ------------      ------------
Interest income:
   Loans receivable                                          $  1,819,024     $  1,661,126      $  1,743,394
   Mortgage-backed securities                                     340,513          345,862           268,285
   Securities                                                     125,159           90,487            67,068
   Other interest-earning assets                                  211,073          246,640           224,845
                                                             ------------     ------------      ------------
     Total interest income                                      2,495,769        2,344,115         2,303,592
                                                             ------------     ------------      ------------
Interest expense:
   Deposits                                                     1,089,125        1,084,266         1,145,856
   Advances from Federal Home Loan Bank                            46,319               --                --
                                                             ------------     ------------      ------------
     Total interest expense                                     1,135,444        1,084,266         1,145,856
                                                             ------------     ------------      ------------
     Net interest income                                        1,360,325        1,259,849         1,157,736
Provision (credit) for loan losses                               (108,220)         (86,604)         (115,582)
                                                             ------------     ------------      ------------
     Net interest income after provision
       for loan losses                                          1,468,545        1,346,453         1,273,318
                                                             ------------     ------------      ------------
Noninterest income:
   Loan service charges                                            12,100           17,736            23,959
   Refund of intangible taxes                                          --               --            14,081
   Other                                                           40,554           53,553            37,113
                                                             ------------     ------------      ------------
     Total noninterest income                                      52,654           71,289            75,153
                                                             ------------     ------------      ------------
Noninterest expense:
   Compensation and benefits                                      574,471          470,199           413,915
   Occupancy expense                                               53,575           51,511            51,864
   Equipment and data processing expense                           67,521           70,254            76,444
   Provision (credit) for loss on foreclosed real estate
     and repossessed assets                                       (16,979)             650           (54,069)
   Rental (income) expense from foreclosed real estate, net         4,993               --           (37,277)
   SAIF deposit insurance premium                                  57,926           70,675            79,652
   SAIF special assessment                                        215,500               --                --
   Supervisory and professional fees                               91,701           51,143            42,041
   Other                                                          121,428          115,009           102,834
                                                             ------------     ------------      ------------
     Total noninterest expense                                  1,170,136          829,441           675,404
                                                             ------------     ------------      ------------
     Earnings before income taxes and cumulative
       effect of change in accounting principle                   351,063          588,301           673,067
                                                             ------------     ------------      ------------
Income taxes:
   Current                                                        167,100          188,000           176,000
   Deferred                                                        26,000           34,000            39,000
                                                             ------------     ------------      ------------
     Total income taxes                                           193,100          222,000           215,000
                                                             ------------     ------------      ------------
     Earnings before cumulative effect of change
       in accounting principle                                    157,963          366,301           458,067
Cumulative effect of change in accounting principle for
   income taxes                                                        --               --           200,691
                                                             ------------     ------------      ------------
     Net earnings                                            $    157,963     $    366,301      $    658,758
                                                             ============     ============      ============
     Net earnings per common share (see note 1)              $        .40     $        .97               <F*>
                                                             ============     ============      ============

<F*>  Not applicable

See accompanying notes to consolidated financial statements.

                                        RELIANCE FINANCIAL, INC. AND SUBSIDIARY

                                    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                      YEARS ENDED SEPTEMBER 30, 1996, 1995 AND 1994
                                                        COMMON      COMMON
                                          ADDITIONAL     STOCK       STOCK       UNREALIZED                               TOTAL
                               COMMON      PAID-IN      ACQUIRED    ACQUIRED     GAIN (LOSS)     RETAINED   TREASURY   STOCKHOLDERS'
                               STOCK       CAPITAL      BY ESOP      BY RRP     ON SECURITIES    EARNINGS     STOCK       EQUITY
                              -------    ----------    ---------    ---------   --------------  ---------   ---------  ------------
Balance at
   September 30, 1993         $    --    $       --    $      --    $      --     $ (1,320)    $2,499,113   $     --    $2,497,793

Unrealized loss on
   securities available-for-
   sale, net                       --            --           --           --      (26,032)            --          --      (26,032)

Net earnings                       --            --           --           --           --        658,758          --      658,758
                              -------    ----------    ---------    ---------     --------     ----------   ---------   ----------

Balance at
   September 30, 1994              --            --           --           --      (27,352)     3,157,871          --    3,130,519

Proceeds from sale of
   common stock                43,000     3,908,238     (344,000)          --           --             --          --    3,607,238

Unrealized gain on
   securities available-for-
   sale, net                       --            --           --           --       10,390             --          --       10,390

Amortization of ESOP
   awards                          --         4,766       39,151           --           --             --          --       43,917

Cash dividends of $.15
   per share                       --            --           --           --           --        (59,340)         --      (59,340)

Net earnings                       --            --           --           --           --        366,301          --      366,301
                              -------    ----------    ---------    ---------     --------     ----------   ---------   ----------

Balance at
   September 30, 1995          43,000     3,913,004     (304,849)          --      (16,962)     3,464,832          --    7,099,025

Purchase of treasury stock         --            --           --           --           --             --    (328,055)    (328,055)

Issuance of common
   stock for RRP                1,720       249,830           --     (251,550)          --             --          --           --

Stock forfeited under RRP         (21)       (3,007)          --        3,028           --             --          --           --

Unrealized loss on securities
   available-for-sale, net         --            --           --           --       (9,639)            --          --       (9,639)

Amortization of ESOP awards        --        30,211       75,753           --           --             --          --      105,964

Amortization of RRP awards         --            --           --       22,480           --             --          --       22,480

Cash dividends of $.60
   per share                       --            --           --           --           --       (240,609)         --     (240,609)

Net earnings                       --            --           --           --           --        157,963          --      157,963
                              -------    ----------    ---------    ---------     --------     ----------   ---------   ----------

Balance at
   September 30, 1996         $44,699    $4,190,038    $(229,096)   $(226,042)    $(26,601)    $3,382,186   $(328,055)  $6,807,129
                              =======    ==========    =========    =========     ========     ==========   =========   ==========

See accompanying notes to consolidated financial statements.

                                       RELIANCE FINANCIAL, INC. AND SUBSIDIARY

                                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                YEARS ENDED SEPTEMBER 30,
                                                                   -----------------------------------------------
                                                                       1996              1995             1994
                                                                   -----------       -----------       -----------
Cash flows from operating activities:
   Net earnings                                                    $   157,963       $   366,301       $   658,758
   Adjustments to reconcile net earnings to net cash
    provided by operating activities:
      Depreciation                                                      24,748            30,331            34,656
      Provision (credit) for loan losses                              (108,220)          (86,604)         (115,582)
      ESOP expense                                                     108,964            49,917                --
      RRP expense                                                       22,480                --                --
      FHLB stock dividends                                              (6,600)               --                --
      Provision (credit) for loss on foreclosed real estate and
       repossessed assets                                              (16,979)              650           (54,069)
      Decrease (increase) in:
       Accrued interest receivable                                     (30,020)          (17,048)           13,683
       Other assets                                                     17,296            (6,340)           23,850
       Deferred tax asset                                               26,000            34,000          (147,000)
      Increase (decrease) in:
       Accrued interest on deposits                                       (640)           (1,317)               23
       Accrued income taxes                                            (20,307)           (7,397)           75,497
       Deferred tax liability                                               --                --           (14,691)
       Other liabilities                                               175,733            44,632           (40,761)
                                                                   -----------       -----------       -----------
         Net cash provided by (used for)
            operating activities                                       350,418           407,125           434,364
                                                                   -----------       -----------       -----------
Cash flows from investing activities:
   Loans:
    Purchased                                                       (3,386,690)       (3,211,601)       (1,371,776)
    Originated                                                      (2,380,695)       (1,311,054)       (1,949,802)
    Principal collections                                            4,734,466         4,411,913         6,043,651
   Mortgage-backed securities held-to-maturity or
     for investment:
      Purchased                                                             --                --        (3,860,025)
      Principal collections                                            149,295           648,981           758,224
   Securities held-to-maturity or for investment and
    certificates of deposit:
      Purchased                                                     (2,793,000)       (2,678,000)       (2,559,813)
      Proceeds from maturity                                         3,070,391         2,165,498         2,722,761
   Purchase of premises and equipment                                   (4,362)           (4,701)          (27,501)
   Proceeds from sale of (additions to) foreclosed
    real estate, net                                                    51,073            (1,545)        1,183,363
                                                                   -----------       -----------       -----------
      Net cash provided by (used for) investing
       activities                                                     (559,522)           19,491           939,082
                                                                   -----------       -----------       -----------
Cash flows from financing activities:
   Net increase (decrease) in:
    Deposits                                                        (1,018,895)       (3,433,990)       (1,728,224)
    Advances from borrowers for taxes and insurance                    (28,415)           14,325           (16,351)
   Proceeds from sale of common stock                                       --         3,607,238                --
   Proceeds from advances from FHLB of Des Moines                    1,000,000                --                --
   Purchase of treasury stock                                         (328,055)               --                --
   Cash dividends                                                     (240,609)          (59,340)               --
                                                                   -----------       -----------       -----------
    Net cash provided by (used for)
      financing activities                                            (615,974)          128,233        (1,744,575)
                                                                   -----------       -----------       -----------
Net increase (decrease) in cash and cash equivalents                  (825,078)          554,849          (371,129)
Cash and cash equivalents at beginning of year                       2,036,111         1,481,262         1,852,391
                                                                   -----------       -----------       -----------
Cash and cash equivalents at end of year                           $ 1,211,033       $ 2,036,111       $ 1,481,262
                                                                   ===========       ===========       ===========

(Continued on next page)


                                    F-25

                                       RELIANCE FINANCIAL, INC. AND SUBSIDIARY

                                        CONSOLIDATED STATEMENT OF CASH FLOWS
(continued from previous page)
                                                                                YEARS ENDED SEPTEMBER 30,
                                                                   -----------------------------------------------
                                                                       1996              1995             1994
                                                                   -----------       -----------       -----------
Supplemental disclosures of cash flow information:
Cash paid (received) during the year for:
   Interest on deposits                                            $ 1,089,765       $ 1,085,583       $ 1,145,833
   Interest on advances from FHLB                                       46,319                --                --
   Federal income taxes                                                168,681           163,188            70,143
   State income taxes                                                   24,002            32,209           (14,081)
Repossessed assets acquired in settlement of loans                          --                --            65,024
Foreclosed real estate acquired in settlement of loans                  40,894             5,405                --
Noncash investment activity -- transfer from held for investment
   to available-for-sale                                           $        --       $        --       $   472,648

See accompanying notes to consolidated financial statements.

                    RELIANCE FINANCIAL, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        SEPTEMBER 30, 1996 AND 1995 AND

                 YEARS ENDED SEPTEMBER 30, 1996, 1995 AND 1994

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      On April 7, 1995, Reliance Federal Savings and Loan Association of St. Louis County (RFSLA) completed its conversion from mutual to stock form and became a wholly-owned subsidiary of a newly formed Delaware holding company, Reliance Financial Inc. (Reliance). The following comprise the significant accounting policies which Reliance and RFSLA follow in preparing and presenting their consolidated financial statements:

            a. The consolidated financial statements include the accounts of Reliance and its wholly-owned subsidiary, Reliance Federal
      Savings and Loan Association of St. Louis County. Reliance has no significant assets other than common stock of RFSLA, and the loan to the ESOP, and net proceeds retained by Reliance following the conversion. Reliance's principal business is the business of RFSLA. All significant intercompany accounts and transactions have been eliminated.

            b. For purposes of reporting cash flows, cash and cash equivalents include cash and due from depository institutions and interest-bearing deposits in other depository institutions with original maturities of three months or less. Interest-bearing deposits in other depository institutions were $959,946 and $1,589,759 at September 30, 1996 and 1995, respectively.

            c. Certificates of deposit are carried at cost with original maturities of more than three months.

            d. Securities and mortgage-backed securities which RFSLA has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at cost, adjusted for amortization of premiums and accretion of discounts over the life of the security using the interest method. Securities and mortgage-backed securities not classified as held-to-maturity securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from net earnings and reported in a separate component of stockholders' equity. RFSLA does not purchase securities and mortgage-backed securities for trading purposes. Prior to September 30, 1994, debt and equity securities were considered held for investment.

            Collateralized mortgage obligations (CMOs) are mortgage derivatives. The type owned by RFSLA are classified as "low-risk" under regulatory guidelines. CMOs are subject to normal effects of interest rate risk. RFSLA does not purchase CMOs at any significant premium over par value to limit certain prepayment risks, and purchases only CMOs issued by U.S. government agencies in order to minimize credit risk.

            e. Loans receivable, net are carried at unpaid principal balances, less loans in process, net deferred loan fees, unearned discount on loans and allowance for losses. Loan origination and commitment fees and certain direct origination costs are deferred and amortized to interest income over the contractual life of the loan using the interest method.

            f. Effective June 30, 1995, RFSLA adopted the provisions of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by

                    RELIANCE FINANCIAL, INC. AND SUBSIDIARY

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Creditors for Impairment of a Loan - Income Recognition and Disclosures." Specific valuation allowances are established for impaired loans for the difference between the loan amount and either the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of collateral less estimated selling costs. RFSLA considers a loan to be impaired when, based on current information and events, it is probable that RFSLA will be unable to collect all amounts due according to the contractual terms of the loan agreement on a timely basis. The types of loans for which impairment is measured under SFAS Nos. 114 and 118 include nonaccrual income property loans (excluding those loans included in the homogeneous portfolio which are collectively reviewed for impairment), large, nonaccrual residential real estate loans and troubled debt restructurings. Such loans are placed on nonaccrual status at the point deemed uncollectible. Impairment losses are recognized through an increase in the allowance for loan losses. There were no impaired loans under SFAS Nos. 114 and 118 at September 30, 1996 and 1995. Certain loans were restructured in a troubled debt restructuring involving a modification of terms before the effective date of SFAS No. 114 and 118. Estimated future cash receipts in excess of the carrying amount of the loans (unearned discounts) are being amortized over the remaining life of the loans. During the year ended September 30, 1996 RFSLA recognized $62,000 to interest income on such loans which were paid off.

            g. Allowances for losses are available to absorb losses incurred on loans receivable and foreclosed real estate held for sale and represent additions charged to expense, less net charge-offs. In determining the allowances for losses to be maintained, management evaluates current economic conditions, past loss and collection experience, fair value of the underlying collateral and risk characteristics of the loan portfolio and foreclosed real estate held for sale. Management believes that allowances for losses on loans receivable and foreclosed real estate are adequate.

            h. Premises and equipment, net are carried at cost, less accumulated depreciation. Depreciation of premises and equipment is computed using the straight-line and the accelerated cost recovery methods based on the estimated useful lives of the related assets. Estimated lives are generally ten to forty-five years for building and improvements, and three to seven years for furniture and equipment.

            i. Foreclosed real estate held for sale, net is carried at the lower of cost or fair value less estimated selling costs. Costs related to holding and maintaining the property are charged to expense and costs related to improvement of the property are capitalized.

            j. Interest on securities, certificates of deposit, mortgage-backed securities and loans receivable is accrued as earned.
      Interest on loans receivable contractually delinquent and impaired loans is excluded from income when deemed uncollectible.

            k. RFSLA files its income tax returns using the modified cash basis of accounting. Effective October 1, 1993, RFSLA changed its method of accounting for income taxes to conform with SFAS No. 109. See note 10.


            l. Earnings per share are based upon the weighted-average shares outstanding during the period. ESOP shares which have been committed to be released are considered outstanding. Earnings for the period October 1, 1994 to March 31, 1995 have been excluded from the calculation of earnings per share for the year ended September 30, 1995. Earnings for the period

                    RELIANCE FINANCIAL, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      April 1, 1995 to April 7, 1995 (conversion date) were not significant. The weighted-average shares outstanding during the years ended September 30, 1996 and 1995 were 398,562 and 191,699, respectively.

            m. The following paragraphs summarize the impact of new accounting pronouncements:

            In May 1995, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights." SFAS No. 122 requires mortgage banking enterprises to recognize the rights to service mortgage loans for others as a separate asset regardless of whether such rights were purchased or originated. SFAS No. 122 is effective prospectively for transactions entered into in fiscal years that begin after December 15, 1995. SFAS No. 122 is not expected to have a significant effect on Reliance's financial position or results of operations. SFAS No. 122 will be superseded by SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," described below, effective
      January 1, 1997.

            In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 suggests that compensation cost for stock-based employee compensation plans be measured at the grant date based on the fair value of the award and recognized over the service period, which is usually the vesting period. However, SFAS No. 123 also allows an institution to use the intrinsic value based method under APB Opinion No. 25. Stock-based employee compensation plans include stock purchase plans, stock options, restricted stock and stock appreciation rights. Employee stock ownership plans are not covered by this Statement. SFAS No. 123 is effective for transactions entered into in fiscal years which begin after December 15, 1995, with earlier application permitted. SFAS No. 123 is not expected to affect Reliance's financial position or results of operations.

            In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The statement focuses on the issues of accounting for transfers and servicing of financial assets, extinguishments of liabilities and financial assets subject to prepayment. SFAS
      No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. The provisions of this statement for financial assets subject to prepayment are effective for financial assets held on or acquired after January 1, 1997. SFAS No. 125 is not expected to have a material impact on the financial position or results of operations of Reliance.

(2)   RISKS AND UNCERTAINTIES

      RFSLA is a community oriented financial institution which provides traditional financial services within the areas it serves. RFSLA is engaged primarily in the business of attracting deposits from the general public and using these funds to originate one- to four-family residential mortgage and other loans located in St. Louis County and the City of St. Louis, Missouri.

      The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities as of the balance sheet dates and income and expenses for the periods covered. Actual results could differ significantly from these estimates and assumptions.

                    RELIANCE FINANCIAL, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


      RFSLA's operations are affected by interest rate risk, credit risk, market risk and regulations by the OTS. RFSLA is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice more rapidly, or on a different basis, than its interest-earning assets. To better control the impact of changes in interest rates, RFSLA has sought to improve the match between asset and liability maturities or repricing periods and rates by emphasizing the origination of adjustable-rate mortgage loans, balloon mortgage loans with three-, five- and seven-year terms, offering certificates of deposit with terms of up to five years and maintaining a securities portfolio with maturities of up to five years. RFSLA uses a net market value methodology provided by the OTS to measure its interest rate risk exposure. This exposure is a measure of the potential decline in the net portfolio value of RFSLA based upon the effect of an assumed 200 basis point increase or decrease in interest rates. Net portfolio value is the expected discounted cash flows from the institution's assets, liabilities and off-balance-sheet contracts. Credit risk is the risk of default on RFSLA's loan portfolio that results from the borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by RFSLA. RFSLA is subject to periodic examination by regulatory agencies which may require RFSLA to record increases in the allowances based on their evaluation of available information. There can be no assurance that RFSLA's regulators will not require further increases to the allowances.


(3)   SECURITIES

      Securities are summarized as follows:

                                                                                    1996
                                                       ----------------------------------------------------------------
                                                        AMORTIZED        UNREALIZED      UNREALIZED            MARKET
                                                          COST             GAINS           LOSSES              VALUE
                                                       ----------        ----------      ----------         -----------
      Available-for-sale -- equity securities:
      Asset Management Funds, Inc.:
        Short U.S. Government securities               $  250,000        $       --      $   (11,601)       $   238,399
        Intermediate mortgage securities                  250,000                --          (15,000)           235,000
                                                       ----------        ----------      -----------        -----------
                                                       $  500,000        $       --      $   (26,601)           473,399
                                                       ==========        ==========      ===========        ===========

      Weighted-average rate                                  6.36%
                                                       ==========

                    RELIANCE FINANCIAL, INC. AND SUBSIDIARY

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                    1996
                                                       ----------------------------------------------------------------
                                                        AMORTIZED        UNREALIZED      UNREALIZED            MARKET
                                                          COST             GAINS           LOSSES              VALUE
                                                       ----------        ----------      ----------         -----------
      Held-to-maturity -- debt securities:
        Federal agency obligations due after
          one through five years                       $1,689,069       $      656       $  (19,725)        $ 1,670,000
                                                       ==========       ==========       ==========         ===========

      Weighted-average rate                                  6.25%
                                                       ==========

                                                                                    1995
                                                       ----------------------------------------------------------------
                                                        AMORTIZED        UNREALIZED      UNREALIZED            MARKET
                                                          COST             GAINS           LOSSES              VALUE
                                                       ----------        ----------      ----------         -----------
      Available-for-sale -- equity securities:
        Asset Management Funds, Inc.:
          Short U.S. Government securities             $  250,000        $       --      $  (7,962)         $   242,038
          Intermediate mortgage securities                250,000                --         (9,000)             241,000
                                                       ----------        ----------      ---------          -----------
                                                       $  500,000        $       --      $ (16,962)          $  483,038
                                                       ==========        ==========      =========           ==========

      Weighted-average rate                                  6.33%
                                                       ==========
                                                                                    1995
                                                       ----------------------------------------------------------------
                                                        AMORTIZED        UNREALIZED      UNREALIZED            MARKET
                                                          COST             GAINS           LOSSES              VALUE
                                                       ----------        ----------      ----------         -----------
      Held-to-maturity -- debt securities:
        Federal agency obligations due after
          one through five years                       $  486,460        $       --      $  (13,335)         $  473,125
                                                       ==========        ==========      ==========          ==========

      Weighted-average rate                                  5.66%
                                                       ==========

      The short U.S. Government securities fund consists primarily of U.S. Government and investment grade debt securities with remaining maturities of five years or less. The intermediate mortgage securities fund consists primarily of collateralized mortgage obligations and mortgage-backed securities with an expected average life of less than ten years.

(4)   MORTGAGE-BACKED SECURITIES

      Mortgage-backed securities are summarized as follows:

                                                                                    1996
                                                       -----------------------------------------------------------------
                                                        AMORTIZED        UNREALIZED      UNREALIZED            MARKET
                                                          COST             GAINS           LOSSES              VALUE
                                                       ----------        ----------      -----------        ------------
      Held-to-maturity:
        GNMA                                           $   210,314       $   5,082       $      (754)       $    214,642
        FHLMC                                            1,749,955              --           (67,515)          1,682,440
        Collateralized mortgage obligations --
          FHLMC and FNMA                                 3,540,326              --          (123,282)          3,417,044
                                                       -----------       ---------       -----------        ------------
                                                       $ 5,500,595       $   5,082       $  (191,551)       $  5,314,126
                                                       ===========       =========       ===========        ============

      Weighted-average rate                                   6.00%
                                                       ===========

                    RELIANCE FINANCIAL, INC. AND SUBSIDIARY

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                    1996
                                                       ---------------------------------------------------------------
                                                        AMORTIZED        UNREALIZED      UNREALIZED            MARKET
                                                          COST             GAINS           LOSSES              VALUE
                                                       ----------        ----------      -----------        ----------
      Held-to-maturity:
        GNMA                                           $    232,696      $   8,802       $        --       $   241,498
        FHLMC                                             1,879,763             --           (40,026)        1,839,737
        Collateralized mortgage obligations --
          FHLMC and FNMA                                  3,537,431             --          (100,589)        3,436,842
                                                       ------------      ---------       -----------       -----------
                                                       $  5,649,890      $   8,802       $  (140,615)      $ 5,518,077
                                                       ============      =========       ===========       ===========

      Weighted-average rate                                    6.21%
                                                       ============

      Adjustable-rate mortgage-backed securities included in the portfolio at September 30, 1996 and 1995 amounted to $3,540,326 and $3,537,431, respectively.

(5)   LOANS RECEIVABLE, NET

      Loans receivable, net are summarized as follows:

                                                     1996                 1995
                                                 -------------        -------------
   Real estate loans:
      Single-family, 1-4 units                   $  18,545,694        $  18,082,836
      Multi-family, 5 or more units                    983,726            1,213,616
      Construction                                   1,526,500                   --
      Commercial                                       784,820              831,736
   Consumer loans:
      Boat loans                                        87,471              260,127
      Loans secured by deposits                             --               19,352
                                                 -------------        -------------
                                                    21,928,211           20,407,667
   Loans in process                                   (560,261)                  --
   Deferred loan fees, net                             (11,918)              (6,989)
   Unearned discount on loans                           (8,280)             (64,726)
   Allowance for losses                               (203,515)            (305,060)
                                                 -------------        -------------
                                                 $  21,144,237        $  20,030,892
                                                 =============        =============

   Weighted-average rate                                  8.23%                8.24%
                                                 =============        =============

      Adjustable-rate loans included in the portfolio amounted to $12,601,297 and $13,231,909 at September 30, 1996 and 1995, respectively.

                    RELIANCE FINANCIAL, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Following is a summary of activity in allowance for losses:

                                                     1996              1995              1994
                                                  ----------        ----------        ----------
   Balance, beginning of year                     $  305,060        $  387,573        $  434,193
    Recoveries:
      Real estate                                      5,062            18,745            30,323
      Boats                                            1,613             6,151            38,639
    Charge-offs:
      Real estate                                         --           (20,135)               --
      Boats                                               --              (670)               --
    Provision charged (credited) to expense         (108,220)          (86,604)         (115,582)
                                                  ----------        ----------        ----------
   Balance, end of year                           $  203,515        $  305,060        $  387,573
                                                  ==========        ==========        ==========

   Commercial real estate loans consist of the following:

                                                     1996              1995
                                                  ----------        ----------
   Office buildings                               $   79,353        $   98,143
   Retail stores                                     626,894           645,283
   Other                                              78,573            88,310
                                                  ----------        ----------
                                                  $  784,820        $  831,736
                                                  ==========        ==========

      Following is a summary of loans to directors, executive officers and employees for the year ended September 30, 1996:

   Balance, beginning of year                   $    215,535
     Additions                                        96,851
     Repayments                                     (117,531)
                                                ------------
   Balance, end of year                         $    194,855
                                                ============

      These loans were made on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated persons, except for reduced interest rates for loans originated prior to enactment of FIRREA.

(6)   PREMISES AND EQUIPMENT, NET

      Premises and equipment, net are summarized as follows:

                                                     1996              1995
                                                  ----------        ----------
   Land                                           $  112,024        $  112,024
   Office building                                   575,934           571,984
   Furniture and equipment                           252,610           254,304
   Automobile                                         34,020            34,020
                                                  ----------        ----------
                                                     974,588           972,332
   Less accumulated depreciation                     564,304           541,662
                                                  ----------        ----------
                                                  $  410,284        $  430,670
                                                  ==========        ==========

      Depreciation expense for 1996, 1995 and 1994 was $24,748, $30,331, and $34,656, respectively.

                    RELIANCE FINANCIAL, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(7)   FORECLOSED REAL ESTATE HELD FOR SALE, NET

      Foreclosed real estate held for sale, net is summarized as follows:

                                                            1996                   1995
                                                         ----------            ------------
   Foreclosed real estate held for sale                  $       --            $      7,000
   Allowance for losses                                          --                    (700)
                                                         ----------            ------------
                                                         $       --            $      6,300
                                                         ==========            ============

      Following is a summary of activity in allowance for losses:

                                                          1996                1995                  1994
                                                      ------------        ------------          ------------
   Balance, beginning of year                         $        700        $         --          $     34,667
    Recoveries:
      Foreclosed real estate                                16,279                  --                45,817
      Boats                                                     --                  50                15,700
    Charge-offs:
      Foreclosed real estate                                    --                  --               (33,413)
      Boats                                                     --                  --                (8,702)
    Provision charged (credited) to expense           $    (16,979)       $        650               (54,069)
                                                      ------------        ------------          ------------
   Balance, end of year                               $         --        $        700          $         --
                                                      ============        ============          ============

(8)   DEPOSITS

      Deposits are summarized as follows:

            Description and interest rate

                                                                         1996                1995
                                                                    -------------        -------------
   NOW accounts, 2.00%                                              $   1,533,669        $   1,459,820
   Super NOW accounts, 2.25%                                              125,232              155,455
   Passbook accounts, 2.75%                                             6,227,050            6,607,832
   Money market deposit accounts, 3.10% and 2.86%, respectively         1,221,855            1,427,831
                                                                    -------------        -------------
       Total transaction accounts                                       9,107,806            9,650,938
                                                                    -------------        -------------
   Certificates:
       3.00 - 3.99%                                                       200,738            1,429,076
       4.00 - 4.99%                                                     2,733,312            3,527,685
       5.00 - 5.99%                                                    10,396,312            7,183,614
       6.00 - 6.99%                                                     1,503,566            2,000,802
       7.00 - 7.99%                                                         5,000              606,147
       8.00 - 8.99%                                                         3,453              319,153
       9.00 - 9.99%                                                       283,772              535,439
                                                                    -------------        -------------
         Total certificates, 5.29% and 5.53%, respectively             15,126,153           15,601,916
                                                                    -------------        -------------
         Total deposits                                             $  24,233,959        $  25,252,854
                                                                    =============        =============

   Weighted-average rate -- deposits                                         4.31%                4.43%
                                                                    =============        =============

                     RELIANCE FINANCIAL, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



      Certificate maturities are summarized as follows:

                                                    1996              1995
                                                 -----------       -----------
   Due within one year                           $ 9,673,815       $10,144,509
   Second year                                     2,505,872         2,006,788
   Third year                                      1,583,705         1,439,272
   Fourth year                                       757,619         1,405,057
   Fifth year                                        512,326           536,865
   After fifth year                                   92,816            69,425
                                                 -----------       -----------
                                                 $15,126,153       $15,601,916
                                                 ===========       ===========


      Interest expense on deposits is summarized as follows:

                                                     1996              1995              1994
                                                  ----------        ----------        ----------
   NOW, Super NOW, passbook and money
    market deposit accounts                       $  246,092        $  290,294        $  321,753
   Certificates                                      843,033           793,972           824,103
                                                  ----------        ----------        ----------
                                                  $1,089,125        $1,084,266        $1,145,856
                                                  ==========        ==========        ==========

(9)   ADVANCES FROM FHLB OF DES MOINES

      Advances from the Federal Home Loan Bank of Des Moines at September 30, 1996 amounted to $1,000,000. The advance, which carries an interest rate of 5.81% and matures December 18, 1996, is secured by FHLB stock and single-family mortgage loans of $1,500,000.

(10)  INCOME TAXES

      In computing Federal income tax, savings institutions are allowed a statutory bad debt deduction of otherwise taxable income of 8%, subject to limitations based on aggregate loans and savings balances. Due to limitations based on the level of loans and deposits outstanding and retained earnings, no bad debt deduction was allowed under either the percentage of taxable income method or experience method for 1996 and 1995. The percentage of taxable income method was used for income tax purposes for 1994.

      On August 20, 1996 the Small Business Job Protection Act of 1996 was signed into law. Under the Act any tax bad debt reserves in excess of the 1987 tax year level will be subject to recapture and payable in equal amounts over six years in tax years beginning January 1, 1996 and thereafter. Since RFSLA's loans outstanding at September 30, 1996 were less than its loans outstanding at the end of the 1987 tax year (December 31, 1987) the tax bad debt reserves at December 31, 1987 were reduced by the ratio of RFSLA's loans outstanding at September 30, 1996 to the balance of the loans outstanding at December 31, 1987. As a result of excess tax bad debt reserves RFSLA recognized an additional tax liability of $74,000 as a charge to earnings. Savings institutions may defer the recapture of their applicable excess tax bad debt reserves for two years if they meet a residential loan requirement. For tax years beginning January 1, 1996 and thereafter the recapture provision will eliminate the percentage of taxable income method. Savings institutions with $500 million or less in assets will be permitted to make additions to the tax bad debt reserve using the experience method.

                     RELIANCE FINANCIAL, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



      Effective October 1, 1993, RFSLA adopted SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities which will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount which will more likely than not be realized. Income tax expense is the tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities. The cumulative effect of the change in accounting principle on years prior to October 1, 1993, of $200,691 is included as an addition to net earnings for the year ended September 30, 1994.

      The components of the net deferred tax asset are summarized as follows:

                                                                 1996               1995
                                                               ---------          --------
   Deferred tax assets:
    Accrued expense, net                                       $  95,122          $ 24,616
    Deferred loan fees, net                                        4,028             2,298
    Imputed loss on loans                                             --             1,548
    Deferred gain on real estate                                   1,993                --
    Book over tax ESOP expense                                     3,956             1,536
    Book over tax RRP expense                                      7,598                --
    Excess of base year over current tax bad debt reserve             --            24,984
    Allowance for losses on loans and foreclosed real estate      68,788           100,524
                                                               ---------          --------
      Gross deferred tax assets                                  181,485           155,506
    Valuation allowance                                               --           (24,984)
                                                               ---------          -------
      Total deferred tax assets                                  181,485           130,522
                                                               ---------          --------
   Deferred tax liabilities:
    Excess tax bad debt reserve                                  (74,249)               --
    FHLB stock dividends                                         (26,236)          (23,522)
                                                               ---------          --------
      Total deferred tax liabilities                            (100,485)          (23,522)
                                                               ---------          --------
      Net deferred tax asset                                   $  81,000          $107,000
                                                               =========          ========

      The valuation allowance on deferred tax assets was reduced by $24,984 and $1,462 during 1996 and 1995, respectively. The provisions of SFAS
No. 109 require RFSLA to establish a deferred tax asset or liability for the tax effect of the tax bad debt reserves under or over the December 31, 1987 amounts. RFSLA's tax bad debt reserves are approximately $752,000. The estimated deferred tax liability on such amount is approximately $256,000, which has not been recorded in the accompanying consolidated financial statements. If these tax bad debt reserves are used for other than loan losses, the amount used will be subject to Federal income taxes at the then prevailing corporate rate.

                     RELIANCE FINANCIAL, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



      Income taxes are summarized as follows:

                                                      1996              1995              1994
                                                    --------          --------          --------
   Current:
    Federal                                         $144,100          $166,000          $145,000
    State                                             23,000            22,000            31,000
                                                    --------          --------          --------
                                                     167,100           188,000           176,000
                                                    --------          --------          --------
   Deferred:
    Federal                                           29,000            29,000            36,000
    State                                             (3,000)            5,000             3,000
                                                    --------          --------          --------
                                                      26,000            34,000            39,000
                                                    --------          --------          --------
                                                    $193,100          $222,000          $215,000
                                                    ========          ========          ========

      RFSLA is subject to state taxes based on 7% of state taxable income. See note 13.

      Deferred income tax expense represents the tax effects of reporting income and expense in different periods for financial reporting purposes than tax purposes as follows:

                                                                        1996              1995              1994
                                                                      --------           -------           -------
   Allowance for losses on loans and foreclosed real estate           $115,991           $28,052           $27,152
   Accrual to modified cash basis for tax purposes                     (78,641)            4,956             4,711
   Imputed loss on loans                                                 1,727             1,010               986
   Book over tax ESOP expense                                           (2,699)           (1,536)               --
   Book over tax RRP expense                                            (8,475)               --                --
   FHLB stock dividends                                                  3,027                --                --
   Deferred loan fees, net                                              (1,930)            2,518             3,151
   Deferred state income taxes                                          (3,000)            5,000             3,000
   Other                                                                    --            (6,000)               --
                                                                      --------           -------           -------
                                                                      $ 26,000           $34,000           $39,000
                                                                      ========           =======           =======

      The provision for income taxes differs from the Federal statutory corporate tax rate as follows:

                                                                         PERCENTAGE OF EARNINGS BEFORE INCOME TAXES
                                                                               AND CUMULATIVE EFFECT OF CHANGE
                                                                                   IN ACCOUNTING PRINCIPLE
                                                                         ------------------------------------------
                                                                         1996               1995               1994
                                                                         ----               ----               ----
   Tax at Federal statutory rate                                         34.0%              34.0%              34.0%
   Increases (decreases) in taxes:
    Change in valuation allowance on deferred tax assets                 (2.8)               (.2)              (6.2)
    State taxes, net of Federal income tax benefit                        3.8                3.2                3.4
    Excess tax bad debt reserve recapture                                21.1                 --                 --
    Average fair value versus cost of ESOP shares                         3.2                 .6                 --
    Surtax exemption                                                     (2.9)                --                 --
    Other, net                                                           (1.4)                .1                 .7
                                                                         ----               ----               ----
      Effective tax rate                                                 55.0%              37.7%              31.9%
                                                                         ====               ====               ====

                     RELIANCE FINANCIAL, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



(11)  EMPLOYEE BENEFITS

      RFSLA participates in an industry-wide retirement plan which covers substantially all employees. Prior service costs have been fully funded. Since this is a multiemployer plan, the plan's administrators are unable to determine the actuarial present value of benefits attributable to RFSLA's participants in the plan. The plan's administrators have indicated that the fund's assets exceed the actuarially computed value of vested benefits at June 30, 1996, the most recent actuarial report available, and at June 30, 1995 and 1994. No contributions or pension expense were required for 1996, 1995 or 1994.

      In connection with the conversion from mutual to stock form, RFSLA established an employee stock ownership plan (ESOP) for the benefit of participating employees. Employees are eligible to participate upon attaining age twenty-one and completing one year of service.

      The ESOP borrowed $344,000 from Reliance to fund the purchase of 34,400 shares of Reliance's common stock. The purchase of shares of the ESOP was recorded in the consolidated financial statements through a credit to common stock and additional paid-in capital with a corresponding charge to a contra equity account for the unreleased shares. The loan is secured solely by the common stock and is to be repaid in equal quarterly installments of principal payable through March, 2000 at an 8% interest rate. The intercompany ESOP note and related interest were eliminated in consolidation.

      RFSLA makes quarterly contributions to the ESOP which are equal to the ESOP's debt service less dividends on unallocated ESOP shares used to repay the loan. Dividends on allocated shares will be paid to participants of the ESOP. The ESOP shares are pledged as collateral on the ESOP loan. Shares are released from collateral and allocated to participating employees, based on the proportion of loan principal and interest repaid and compensation of the participants. Forfeitures will be reallocated to participants on the same basis as other contributions in the plan year. Benefits are payable upon a participant's retirement, death, disability or separation from service.

      Effective with the reorganization date RFSLA adopted SOP 93-6. As shares are committed to be released from collateral, RFSLA reports compensation expense equal to the average fair value of the ESOP shares committed to be released. Dividends on allocated ESOP shares are charged to stockholders' equity. Dividends on unallocated ESOP shares are recorded as a reduction to the ESOP loan. ESOP expense for 1996 and 1995 was $108,964 and $49,917, respectively. The fair value of unreleased ESOP shares based on market price of Reliance's stock was $343,650 at September 30, 1996.

      The number of ESOP shares at September 30, 1996 were as follows:

            Allocated shares                           3,915
            Shares released for allocation             7,575
            Unreleased shares                         22,910
                                                      ------
              Total ESOP shares                       34,400
                                                      ======

      On April 18, 1996, the stockholders of Reliance ratified the 1996 Recognition and Retention Plan (RRP). All 17,200 shares under the RRP were awarded in April, 1996 to directors, executive officers and employees. During June, 1996, 207 shares under the RRP were forfeited. The 207 shares will be available for future grants. The shares granted are in the form of restricted stock payable over a five-year period at the rate of 20% per year of such shares following the date of grant of the award. Compensation

                     RELIANCE FINANCIAL, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



expense equal to the market value of the shares at the date of grant will be recognized on a pro rata basis over five years from the date of grant. RRP expense for 1996 was $22,480.

      On April 18, 1996, the stockholders of Reliance also ratified the Reliance Financial, Inc. 1996 Stock Option Plan. All 43,000 shares under the Plan were awarded in April, 1996 to directors, executive officers and employees. During June, 1996, 619 shares under the Plan were forfeited. The stock options were awarded at $14.625 per share which was equal to the market value of Reliance's common stock at the date of grant. Stock options granted under the Plan vest at the rate of 20% per year following the date of the award. At September 30, 1996 there were no shares exercisable.

(12)  STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL

      Reliance issued 430,000 shares of common stock at $10 per share in conjunction with an initial public offering completed on April 7, 1995. Net proceeds from the sale of common stock in the offering were $3,607,238, after deduction of conversion costs of $348,762, and unearned compensation related to shares issued to the Employee Stock Ownership Plan. Reliance retained 50% of the net conversion proceeds, less the funds used to originate a loan to the ESOP for the purchase of shares of common stock, and used the balance of the net proceeds to purchase all of the stock of RFSLA in the conversion.

      During 1996 Reliance initiated a stock repurchase program upon approval by the OTS of up to 21,500 shares, or 5% of common stock issued in Reliance's initial common stock offering. During May and July, 1996 Reliance repurchased 6,700 and 14,800 shares of common stock at a price of $15 and $15.375 per share, respectively.

      Deposit account holders and borrowers do not have voting rights in RFSLA. Voting rights were vested exclusively with the stockholders of the holding company. Deposit account holders continue to be insured by the SAIF. A liquidation account was established at the time of conversion in an amount equal to the capital of RFSLA as of the date of the latest balance sheet contained in the final prospectus. Each eligible account holder or supplemental eligible account holder is entitled to a proportionate share of this account in the event of a complete liquidation of RFSLA, and only in such event. This share will be reduced if the account holder's or supplemental eligible account holder's deposit balance falls below the amounts on the date of record and will cease to exist if the account is closed. The liquidation account will never be increased despite any increase in the related deposit balance.

      An OTS regulation restricts RFSLA's ability to make capital distributions, including paying dividends. The regulation provides that an institution meeting its capital requirements, both before and after its proposed capital distribution, may generally distribute the greater of
(1) 75% of its net earnings for the prior four quarters or (2) 100% of its net earnings to date during the calendar year, plus the amount that would reduce by one-half its surplus capital ratio (defined as the percentage by which the institution's capital-to-asset ratio exceeds the ratio of its capital requirements to its assets) at the beginning of the calendar year without prior supervisory approval. The regulation provides more significant restrictions on payment of dividends in the event that the capital requirements are not met.

      The Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA) requires that savings institutions maintain "core capital" of at least 3% of adjusted total assets. Under proposals currently being evaluated by the OTS, a savings institution's core capital requirement could be
increased to between 4% and 5% of adjusted total assets.   Core capital is
defined to include stockholders' equity among other components. Savings institutions also must maintain "tangible capital" of not less than 1.5%

                     RELIANCE FINANCIAL, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



of RFSLA's adjusted total assets. "Tangible capital" is defined, generally, as core capital minus any "intangible assets." All of RFSLA's capital is tangible.

      In addition to requiring compliance with the core and tangible capital standards, FIRREA and the OTS regulations also require that savings institutions satisfy a risk-based capital standard. The minimum level of such capital is based on a credit risk component and calculated by multiplying the value of each asset (including off-balance sheet commitments) by one of four risk factors. The four risk categories range from zero for cash to 100% for certain delinquent loans and repossessed property. Savings institutions must maintain an 8.0% risk-based capital level.

      The following table presents RFSLA's capital position relative to its regulatory capital requirements under FIRREA at September 30, 1996:

                                                                                 REGULATORY CAPITAL
                                                                   -----------------------------------------------
                                                                    TANGIBLE            CORE           RISK-BASED
                                                                   -----------       -----------       -----------
   Stockholders' equity per consolidated financial statements      $ 6,807,129       $ 6,807,129       $ 6,807,129
   Stockholders' equity of Reliance not available for regulatory
    capital purposes                                                (1,409,684)       (1,409,684)       (1,409,684)
                                                                   -----------       -----------       -----------
   RFSLA's GAAP capital                                              5,397,445         5,397,445         5,397,445
   Deferred tax asset                                                  (76,000)          (76,000)          (76,000)
   General valuation allowances -- limited                                  --                --           177,618
                                                                   -----------       -----------       -----------
    Regulatory capital                                               5,321,445         5,321,445         5,499,063
    Regulatory capital requirement                                    (471,043)         (942,087)       (1,134,681)
                                                                   -----------       -----------       -----------
      Regulatory capital -- excess                                 $ 4,850,402       $ 4,379,358       $ 4,364,382
                                                                   ===========       ===========       ===========

    Regulatory capital ratio                                             16.95%            16.95%            38.77%
    Regulatory capital requirement                                       (1.50)            (3.00)            (8.00)
                                                                   -----------       -----------       -----------
      Regulatory capital ratio -- excess                                 15.45%            13.95%            30.77%
                                                                   ===========       ===========       ===========

(13)  INTANGIBLE TAX SETTLEMENT

      The Supreme Court of the State of Missouri declared the intangible tax applied to savings institutions unconstitutional in February, 1982. Legislation was enacted May 25, 1982 to tax institutions based on 7% of state taxable income. As a result of a court ruling, RFSLA was allowed a credit against the state income taxes due for calendar years 1982 through 1988. RFSLA also received a refund of $14,081 in 1994. At September 30, 1994, RFSLA had fully utilized the intangible tax credit.

(14)  FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

      RFSLA is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments generally include commitments to originate mortgage loans. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. RFSLA's maximum exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amount and related accrued interest receivable of those instruments. RFSLA minimizes this risk by evaluating each borrower's creditworthiness on a case-by-case basis. Collateral held by RFSLA consists of a first or second mortgage on the borrower's property. The amount of collateral obtained is based upon an appraisal of the property.

                     RELIANCE FINANCIAL, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



      Commitments at September 30, 1996 to originate fixed-rate mortgage loans (including related loans in process) were $653,000, expiring in generally 180 days or less.

(15)  CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS

      The following condensed balance sheets and condensed statements of earnings and cash flows for Reliance Financial Inc. should be read in conjunction with the consolidated financial statements and the notes thereto.

                               BALANCE SHEETS

                                                         SEPTEMBER 30,
                                                     1996              1995
                                                  ----------        ----------
    ASSETS

   Cash and cash equivalents                      $  180,870        $  365,859
   Certificates of deposit                           695,000         1,288,000
   ESOP note receivable                              240,800           309,600
   Accrued interest receivable                         2,635             4,966
   Securities held-to-maturity                       300,000                --
   Investment in subsidiary                        5,397,445         5,157,402
   Other assets                                        5,408             5,746
   Deferred tax asset                                  5,000             5,000
                                                  ----------        ----------
    Total assets                                  $6,827,158        $7,136,573
                                                  ==========        ==========

    LIABILITIES AND STOCKHOLDERS' EQUITY

   Other liabilities                              $   14,004        $   16,548
   Accrued income taxes                                6,025            21,000
                                                  ----------        ----------
    Total liabilities                                 20,029            37,548
   Stockholders' equity                            6,807,129         7,099,025
                                                  ----------        ----------
    Total liabilities and stockholders' equity    $6,827,158        $7,136,573
                                                  ==========        ==========

                     RELIANCE FINANCIAL, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                             STATEMENTS OF EARNINGS

                                                                           PERIOD FROM
                                                   YEAR ENDED           APRIL 7, 1995 TO
                                                  SEPTEMBER 30,           SEPTEMBER 30,
                                                      1996                    1995
                                                  -------------         ----------------
   Equity in earnings of RFSLA                      $121,238                $340,948
   Interest income                                   114,447                  64,105
   Other expenses                                    (68,222)                (22,752)
   Income taxes                                       (9,500)                (16,000)
                                                    --------                --------
    Net earnings                                    $157,963                $366,301
                                                    ========                ========

                                        STATEMENTS OF CASH FLOWS

                                                                                          PERIOD FROM
                                                                    YEAR ENDED          APRIL 7, 1995 TO
                                                                   SEPTEMBER 30,          SEPTEMBER 30,
                                                                       1996                   1995
                                                                   -------------        ----------------
   Cash flows from operating activities:
    Net earnings                                                    $  157,963             $   366,301
    Adjustments to reconcile net earnings to net cash provided by
      (used for) operating activities:
      Equity in earnings of RFSLA                                     (121,238)               (340,948)
      Decrease (increase) in:
        Accrued interest receivable                                      2,331                  (4,966)
        Other assets                                                       338                  (5,746)
        Deferred tax asset                                                  --                  (5,000)
      Increase (decrease) in:
        Other liabilities                                               (2,544)                 16,548
        Accrued income taxes                                           (14,975)                 21,000
                                                                    ----------             -----------
          Net cash provided by (used for) operating activities          21,875                  47,189
                                                                    ----------             -----------
   Cash flows from investing activities:
    Loan to ESOP                                                            --                (344,000)
    Principal collected on loan to ESOP                                 68,800                  34,400
    Purchase of common stock of RFSLA                                       --              (1,975,628)
    Purchase of certificates of deposit                               (497,000)             (1,288,000)
    Proceeds from maturity of certificates of deposit                1,090,000                      --
    Purchase of held-to-maturity securities                           (300,000)                     --
                                                                    ----------             -----------
          Net cash provided by (used for) investing activities         361,800              (3,573,228)
                                                                    ----------             -----------
   Cash flows from financing activities:
    Proceeds from sale of common stock                                      --               3,951,238
    Purchase of treasury stock                                        (328,055)                     --
    Cash dividends                                                    (240,609)                (59,340)
                                                                    ----------             -----------
          Net cash provided by (used for) financing activities        (568,664)              3,891,898
                                                                    ----------             -----------
   Net increase (decrease) in cash and cash equivalents               (184,989)                365,859
   Cash and cash equivalents at beginning of period                    365,859                      --
                                                                    ----------             -----------
   Cash and cash equivalents at end of period                       $  180,870             $   365,859
                                                                    ==========             ===========

                     RELIANCE FINANCIAL, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



(16)  FAIR VALUE OF FINANCIAL INSTRUMENTS

      The carrying amounts and estimated fair values of financial instruments at September 30, 1996, are summarized as follows:

                                                        CARRYING                  FAIR
                                                         AMOUNT                   VALUE
                                                       -----------             -----------
   Non-trading instruments and nonderivatives:
    Cash and cash equivalents                          $ 1,211,033             $ 1,211,033
    Certificates of deposit                              1,586,000               1,586,000
    Securities available-for-sale                          473,399                 473,399
    Securities held-to-maturity                          1,689,069               1,670,000
    Stock in FHLB of Des Moines                            336,000                 336,000
    Mortgage-backed securities held-to-maturity          5,500,595               5,314,126
    Loans receivable, net                               21,144,237              21,454,072
    Deposits                                            24,233,959              24,146,227
    Advances from FHLB of Des Moines                   $ 1,000,000             $ 1,000,000

      The following methods and assumptions were used in estimating the fair values:

      Cash and cash equivalents and certificates of deposit are valued at their carrying amounts due to the relatively short period to maturity of the instruments.

      Fair values of securities and mortgage-backed securities are based on quoted market prices or, if unavailable, quoted market prices of similar securities.

      Stock in FHLB of Des Moines is valued at cost, which represents redemption value and approximates fair value.

      Fair values are computed for each loan category using market spreads to treasury securities for similar existing loans in the portfolio and management's estimates of prepayments.

      Deposits with no defined maturities, such as NOW and Super NOW accounts, passbook accounts and money market deposit accounts, are valued at the amount payable on demand at the reporting date.

      The fair values of certificates of deposit and advances from FHLB of Des Moines are computed at fixed spreads to treasury securities with similar maturities.

(17)  SAIF SPECIAL ASSESSMENT

      On September 30, 1996 the Deposit Insurance Funds Act of 1996 was signed into law. Under the Act, the FDIC will collect from savings institutions in November, 1996 a special assessment of 65.7 basis points of SAIF assessable deposits at March 31, 1995. The SAIF special assessment of $215,500 was charged to earnings during the year ended September 30, 1996. The statute provides that the assessment is deductible for tax purposes in the year when paid. Accordingly, the SAIF special assessment will be deductible for tax return purposes during the year ended September 30, 1997.

      The FDIC has issued a proposed rule on revised risk-based assessment schedules for SAIF members. Under this rule, RFSLA anticipates for the fiscal year ended September 30, 1997, a regular SAIF premium of 4.5 basis points of SAIF assessable deposits for the period October 1, 1996 through December 31, 1996 and an annualized 6.4 basis points thereafter.

                                   ANNEX A

           [Letterhead of Stifel, Nicolaus & Company, Incorporated]

                                    [Date]


Board of Directors
Allegiant Bancorp, Inc.
7801 Forsyth Boulevard
St. Louis, Missouri 63105

Members of the Board:


            You have requested our opinion as to the fairness from a financial point of view to the shareholders of Allegiant Bancorp, Inc. ("Allegiant") of the consideration to be paid to the stockholders of Reliance Financial, Inc. ("Reliance") by Allegiant pursuant to the terms of the Agreement and Plan of Merger by and between Reliance and Allegiant dated as of March 20, 1997 (the "Agreement"). Pursuant to the Agreement, the holder of each share of common stock of Reliance would be entitled to receive 1.6741 shares of common stock of Allegiant, subject to adjustment as set forth in the Agreement. For the purposes of our opinion, we have assumed that the transaction will constitute a tax-free reorganization as contemplated by the Agreement. We have also assumed that no securities will be issued under the option agreement entered into between Allegiant and Reliance.


            Stifel, Nicolaus & Company, Incorporated ("Stifel"), as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with Allegiant and Reliance and have completed our financial analysis of this transaction.

            In rendering our opinion, we have reviewed the Agreement as well as financial and other information that was publicly available or furnished to us by Allegiant and Reliance including information provided during Stifel's discussions with their respective management. We have conducted conversations with Allegiant's senior management regarding recent developments and management's financial projections for Allegiant and Reliance. In addition, we have spoken to members of Allegiant's management and Reliance's management regarding factors which affect each entity's business. We have also compared certain financial and securities data (as appropriate) of Allegiant and Reliance with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the common stock of Allegiant and Reliance, reviewed prices and premiums paid in other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

            In rendering our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to us or that was otherwise reviewed by us. With respect to the financial projections supplied to us, we have assumed that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of Allegiant and Reliance as to the future operating and financial performance of Allegiant and Reliance and that they provided a reasonable basis upon which we could form our opinion. We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Allegiant or Reliance since the date of the last financial statements made available to us. We did not make or obtain any independent evaluation, appraisal or physical inspection of Allegiant's or Reliance's assets or liabilities nor did we review loan files of Allegiant or Reliance. We relied on advice of counsel to Allegiant as to all legal matters with respect to Allegiant, the Agreement and the transactions and other matters contained or contemplated therein.

            Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. Our opinion is directed to the Board of Directors of Allegiant and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed transaction, nor have we expressed any opinion as to the prices at which any securities of Allegiant or Reliance might trade in the future. Except as required by applicable law, including without limitation federal securities laws, our opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel be made, without our prior consent.


            Based upon the foregoing and such other factors as we deem relevant, we are of the opinion, as of the date hereof, that the consideration to be paid to the stockholders of Reliance pursuant to the Agreement is fair to the shareholders of Allegiant from a financial point of view.


Very truly yours,





STIFEL, NICOLAUS & COMPANY, INCORPORATED

                                   ANNEX B

                       [Letterhead of RP Financial, LC.]

                                    [Date]


Board of Directors
Reliance Financial, Inc.
8930 Gravois Avenue
St. Louis, Missouri 63123

Members of the Board:


            You have requested RP Financial, LC. ("RP Financial") to provide you with its opinion as to the fairness from a financial point of view to the stockholders of Reliance Financial, Inc., St. Louis, Missouri ("Reliance Financial"), of the Agreement and Plan of Merger (the "Agreement"), by and between Allegiant Bancorp, Inc., a Missouri Corporation ("Allegiant"), and Reliance Financial. The Agreement is incorporated herein by reference. Unless otherwise defined, all capitalized terms incorporated herein have the meanings ascribed to them in the Agreement.

Summary Description of Consideration
------------------------------------

            At the Effective Time, each share of common stock of Reliance Financial, $0.10 par value per share, issued and outstanding immediately prior to the Effective Time (except for Dissenting Shares) shall cease to be outstanding and shall be converted into and become the right to receive
1.6741 shares of Allegiant Common Stock (the "Merger Consideration") subject to certain adjustments as set forth in the Agreement. Such Merger Consideration will be paid provided that Allegiant's average price is greater than or equal to $11.35 but not more than $14.50, where Allegiant's average price is computed as the average of the daily averages of the high and low transaction prices, as reported in the Wall Street Journal, Midwest Edition, for the 20 days on which trades are reported, immediately prior to the second day immediately prior to closing. In the event that Allegiant's average price exceeds $14.50, the number of Allegiant shares received by Reliance stockholders shall be equal to
1.6741 times a fraction, the numerator of which is $14.50 and the denominator of which is the Average Buyer Price. If the Average Buyer Price falls below $11.35, Reliance may terminate the transaction at the discretion of the Board of Directors. Additionally, each Reliance stock option outstanding at the Effective Time shall be converted into and become the right to receive an option to purchase Allegiant Common Stock. The number of shares of Allegiant Common Stock subject to each Reliance stock option shall be equal to the number of shares subject to such option multiplied by the Exchange Ratio and the exercise price for each Reliance stock option will be adjusted by dividing the per share exercise price by the Exchange Ratio. As of the date hereof, Reliance had 425,700 shares of common stock issued and outstanding and 43,000 stock options outstanding. Cash will be paid in lieu of fractional shares.


RP Financial Background and Experience
--------------------------------------

            RP Financial, as part of its financial institution valuation and consulting practice, is regularly engaged in the valuation of financial institution securities in connection with mergers and acquisitions of commercial banks and thrift institutions, initial and secondary offerings, mutual-to-stock conversions of thrift institutions, and business valuations for other corporate purposes for financial institutions. As specialists in the securities of financial institutions, RP Financial has experience in, and knowledge of, the Missouri and Midwest markets for thrift and bank securities and financial institutions operating in Missouri.

Materials Reviewed
------------------


            In rendering this fairness opinion, RP Financial reviewed the following material: (1) the Agreement including exhibits; (2) financial and other information for Reliance Financial, all with regard to balance and off-balance sheet composition, profitability, interest rates, volumes, maturities, trends, credit risk, interest rate risk, liquidity risk and operations: (a) audited financial statements for the fiscal years ended September 30, 1992 through 1996, (b) stockholder, regulatory and internal financial and other reports through December 31, 1996, (c) the conversion prospectus, dated February 13, 1995, (d) the most recent proxy statement for Reliance Financial, and (e) Reliance Financial's management and Board comments regarding past and current business, operations, financial condition, and future prospects; and (3) financial and other information for Allegiant including: (a) audited financial statements for the fiscal years ended December 31, 1995 and 1996, incorporated in Allegiant's Annual Reports to Shareholders, (b) Allegiant's Annual Report on Form 10-KSB for the year ended December 31, 1996, (c) regulatory and internal financial and other reports through December 31, 1996, (d) registration statement on Form S-3 as filed with the Securities and Exchange Commission on January 22, 1997 in conjunction with the rights offering, (e) Allegiant's management comments regarding past and current business, operations, financial condition, and future prospects, and
(f) certain historical and pro forma information pertaining to Allegiant's pending branch acquisition.


            RP Financial reviewed financial, operational, market area and stock price and trading characteristics for Reliance Financial and Allegiant relative to publicly-traded savings institutions and banking institutions, respectively, with comparable resources, financial condition, earnings, operations and markets. RP Financial also considered the economic and demographic characteristics in the local market area, and the potential impact of the regulatory, legislative and economic environments on operations for Reliance Financial and Allegiant and the public perception of the savings institution and banking industries. RP Financial also considered: (a) the financial terms, financial and operating condition and market area of other recently completed acquisitions of comparable savings institutions both regionally and nationally; (b) discounted cash flow analyses for Reliance Financial incorporating future prospects; (c) expressions of interest by third party financial institutions seeking a business combination with Reliance Financial; and (d) the pro forma impact on Allegiant of the acquisition of Reliance Financial, which is expected to be accounted for as a purchase.

            In rendering its opinion, RP Financial relied, without independent verification, on the accuracy and completeness of the information concerning Reliance Financial and Allegiant furnished by the respective institutions to RP Financial for review, as well as publicly-available information regarding other financial institutions and economic and demographic data. Reliance Financial and Allegiant did not restrict RP Financial as to the material it was permitted to review. RP Financial did not perform or obtain any independent appraisals or evaluations of the assets and liabilities and potential and/or contingent liabilities of Reliance Financial or Allegiant.

            RP Financial expresses no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the merger as set forth in the Agreement to be consummated. In rendering its opinion, RP Financial assumed that, in the course of obtaining the necessary regulatory and governmental approvals for the proposed Merger, no restriction will be imposed on Allegiant that would have a material adverse effect on the ability of the Merger to be consummated as set forth in the Agreement.

Opinion
-------


            It is understood that this letter is directed to the Board of Directors of Reliance Financial in its consideration of the Agreement, and does not constitute a recommendation to any stockholder of Reliance Financial as to any action that such stockholder should take in connection with the Agreement, or otherwise.

            It is understood that this opinion is based on market conditions and other circumstances existing on the date hereof.

            It is understood that this opinion may be included in its entirety in any communication by Reliance Financial or its Board of Directors to the stockholders of Reliance Financial. It is also understood that this opinion may be included in its entirety in any regulatory filing by Reliance Financial or Allegiant, and that RP Financial consents to the summary of the opinion in the proxy materials of Reliance Financial, and any amendments thereto. Except as described above, this opinion may not be summarized, excerpted from or otherwise publicly referred to without RP Financial's prior written consent.


            Based upon and subject to the foregoing, and other such matters considered relevant, it is RP Financial's opinion that, as of the date hereof, the Merger Consideration to be received by Reliance Financial's stockholders, as described in the Agreement, is fair to such stockholders from a financial point of view.


                                          Respectfully submitted,



                                          RP FINANCIAL, LC.

                                   ANNEX C

            The following is the text of the statutory appraisal right as set forth in Section 262 of The General Corporation Law of the State of Delaware:

            SECTION 262.  APPRAISAL RIGHTS

            (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection
(d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a non-stock corporation;
the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a non-stock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

            (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Sections 251 (other than a merger effected pursuant to subsection (g) of Section 251), 252, 254, 257, 258, 263 or 264 of this title:

                  (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system on an interdealer quotation system by the National Association of Securities Dealers, Inc., or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of
Section 251 of this title.

                  (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258 263 and 264 of this title to accept for such stock anything except:

                        a.    Shares of stock of the corporation
                  surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

                        b.    Shares of stock of any other
                  corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by more than 2,000 holders;

                        c.    Cash in lieu of fractional shares
                  or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

                        d.    Any combination of the shares of
                  stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

                  (3)   In the event all of the stock of a subsidiary
Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

            (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

            (d)   Appraisal rights shall be perfected as follows:

                  (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with the provisions of this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

                  (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

            (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

            (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

            (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

            (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

            (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any other state.

            (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all of the shares entitled to an appraisal.

            (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

            (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                              Annex D


                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.  20549


                                      FORM 10-QSB


               Quarterly report pursuant to Section 13 or 15(d) of the
                            Securities Exchange Act of 1934


                         For the quarter ended March 31, 1997


                            Commission file number:  0-26350


                                 ALLEGIANT BANCORP, INC.
                  (Exact name of registrant as specified in its charter)


           Missouri                                             43-1519382
 (State or other jurisdiction of                             (I.R.S. Employer
 incorporation or organization)                             Identification No.)


                                  7801 Forsyth Boulevard
                                    St. Louis, Missouri                 63105
                          (Address of principal executive offices)    (Zip code)

Registrant's telephone number, including area code:  (314) 726-5000

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to
such filing requirements for the past 90 days.  Yes [X]  No [   ]

On March 31, 1997, the registrant had 2,842,989 outstanding shares of Common Stock, $.01 par value.

ALLEGIANT BANCORP, INC.
FORM 10-QSB

                                                 INDEX
                                                                                                Page
                                                                                                ----
PART I.    FINANCIAL INFORMATION

Item 1.    Financial Statements:

           Consolidated Balance Sheets -- March 31, 1997 and December 31, 1996                    D-3

           Consolidated Statements of Income -- Three Months Ended March 31, 1997 and 1996        D-4

           Consolidated Statements of Cash Flows -- Three Months Ended March 31, 1997 and 1996    D-5

           Notes to Financial Statements                                                          D-6

Item 2.    Management's Discussion and Analysis:

           Overview                                                                               D-7

           Results of Operations                                                                  D-8

           Financial Condition                                                                   D-16

           Asset Quality                                                                         D-18

           Liquidity and Capital Resource Management                                             D-20


PART II.   OTHER INFORMATION


ITEM 6.  Exhibits and Reports on Form 8-K                                                        D-22

SIGNATURES


PART I.    FINANCIAL INFORMATION

  ITEM 1.  FINANCIAL STATEMENTS

  ALLEGIANT BANCORP, INC.
  CONSOLIDATED BALANCE SHEETS
                                                                              March 31,             December 31,
                                                                                1997                   1996
                                                                              ---------             ------------
                                                                       (In thousands, except share and per share data)
  ASSETS:
  ------
  Cash and due from banks                                                     $ 10,692                $  7,554
  Federal funds sold and other overnight investments                                25                  10,775
  Investment securities:
       Available-for-sale (at estimated market value)                           20,851                  22,073
       Held-to-maturity (approximate market value of
         $39,419,000 and $38,540,000, respectively)                             39,572                  38,487
  Loans, net of allowance for possible loan losses of
       $3,456,000 and $3,100,000, respectively                                 310,811                 288,826
  Bank premises and equipment, net of accumulated depreciation                   5,842                   5,514
  Accrued interest and other assets                                              1,832                   3,844
  Cost in excess of fair value of net assets acquired                              476                     491
                                                                              --------                --------
  Total assets                                                                $390,101                $377,564
                                                                              ========                ========

  LIABILITIES AND SHAREHOLDERS' EQUITY:
  ------------------------------------

  Deposits:
       Non-interest bearing                                                   $ 31,294                $ 29,406
       Interest bearing                                                        231,024                 228,439
       Certificates of deposit of $100,000 or more                              48,505                  50,825
                                                                              --------                --------
  Total deposits                                                               310,823                 308,670
                                                                              --------                --------
  Short-term borrowings                                                         41,275                  36,137
  Long-term borrowings                                                          13,663                  14,663
  Accrued expenses and other liabilities                                         2,204                   1,708
                                                                              --------                --------
  Total liabilities                                                            367,965                 361,178
                                                                              --------                --------
  Commitments and contingencies

  Shareholders' equity:
       Common Stock, $.01 par value - shares
         authorized, 7,800,000; issued and outstanding,
         2,842,989 and 2,271,000, respectively                                      28                      23
       Capital surplus                                                          21,248                  15,983
       Retained earnings                                                           906                     357
       Net unrealized (depreciation) appreciation
           on securities available-for-sale                                        (46)                     23
                                                                              --------                --------
  Total shareholders' equity                                                    22,136                  16,386
                                                                              --------                --------
  Total liabilities and shareholders' equity                                  $390,101                $377,564
                                                                              ========                ========

       See notes to consolidated financial statements.

ALLEGIANT BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
                                                                                  Three Months Ended
                                                                                       March 31,
                                                                             -----------------------------
                                                                             1997                     1996
                                                                             ----                     ----

                                                                          (In thousands, except per share data)

Interest income:
     Interest and fees on loans                                           $    6,884              $    4,720
     Investment securities                                                       913                     938
     Federal funds sold and overnight investments                                 57                      68
                                                                          ----------              ----------
Total interest income                                                          7,854                   5,726
                                                                          ----------              ----------

Interest expense:
     Interest on deposits                                                      3,565                   2,825
     Interest on short-term borrowings                                           527                     212
     Interest on long-term debt                                                  282                     388
                                                                          ----------              ----------
Total interest expense                                                         4,374                   3,425
                                                                          ----------              ----------
Net interest income                                                            3,480                   2,301

Provision for possible loan losses                                               493                     180
                                                                          ----------              ----------
Net interest income after
     provision for possible loan losses                                        2,987                   2,121
                                                                          ----------              ----------
Other income:
     Service charges and other fees                                              318                     174
                                                                          ----------              ----------
Total other income                                                               318                     174
                                                                          ----------              ----------

Other expenses:
     Salaries and employee benefits                                              994                     805
     Occupancy and other operating expenses                                    1,309                     707
                                                                          ----------              ----------
Total other expenses                                                           2,303                   1,512
                                                                          ----------              ----------

Income before income taxes                                                     1,002                     783
Provision for income taxes                                                       401                     313
                                                                          ----------              ----------

Net income                                                                $      601              $      470
                                                                          ==========              ==========

Per share data:
Primary:
     Weighted average primary
       common shares outstanding                                           2,634,563               2,372,434
     Net income                                                           $      .23              $      .20

Fully diluted:
     Weighted average fully diluted
       common shares outstanding                                           2,634,563               2,372,434
     Net income                                                           $      .23              $      .20

     See notes to consolidated financial statements.

ALLEGIANT BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                    Three Months Ended
                                                                                         March 31,
                                                                                    ------------------
                                                                                    1997          1996
                                                                                    ----          ----

                                                                                    (In thousands)
OPERATING ACTIVITIES:
--------------------
     Net income                                                                   $   601       $   470
     Adjustments to reconcile net income to
       net cash provided by operating activities:
          Depreciation and amortization                                               184           163
          Provision for loan losses                                                   493           180
          Loan recoveries                                                               4            37
          Deferred tax provision                                                     (118)          (92)
          Changes in assets and liabilities:
            Accrued interest receivable and
            Other assets                                                            2,130          (106)
            Other liabilities                                                         497           188
                                                                                  -------       -------
Cash provided by operating activities                                               3,791           840
                                                                                  -------       -------

INVESTING ACTIVITIES:
--------------------
     Proceeds from maturities of securities held to maturity                        3,525        27,031
     Purchase of investment securities held to maturity                            (4,610)      (17,150)
     Proceeds from maturities of securities available for sale                      3,500        38,089
     Proceeds from sales of securities held available for sale                        496            --
     Purchase of investments securities available for sale                         (2,843)      (30,224)
     Loans made to customers, net of repayments                                   (22,482)      (12,371)
     Additions to premises and equipment                                             (497)         (169)
                                                                                  -------       -------
Cash provided by (used in) investing activities                                   (22,911)        5,206
                                                                                  -------       -------

FINANCING ACTIVITIES:
--------------------
     Net increase (decrease) in deposits                                            2,153        (4,275)
     Net proceeds from issuance of short-term debt                                  5,138        (1,444)
     Proceeds from issuance of long-term debt                                          --            --
     Retirement of long-term debt                                                  (1,000)          (26)
     Proceeds from issuance of Common Stock                                         5,269             7
     Payment of dividends                                                             (52)          (38)
                                                                                  -------       -------
Cash provided by (used in) financing activities                                    11,508        (5,776)
                                                                                  -------       -------
Net (decrease) increase in cash and cash equivalents                               (7,612)          270
Cash and cash equivalents, beginning of period                                     18,329        19,683
                                                                                  -------       -------
Cash and cash equivalents, end of period                                          $10,717       $19,953
                                                                                  =======       =======
See notes to consolidated financial statements.

ALLEGIANT BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

    The accompanying consolidated financial statements include the accounts of Allegiant Bancorp, Inc. and its subsidiaries:
    Allegiant Bank, Allegiant Mortgage Company and Edge Mortgage
    Services, Inc. Unless the context otherwise indicates, references to the "Company" include Allegiant Bancorp, Inc. and its subsidiaries.

    The consolidated balance sheet at March 31, 1997, the consolidated statements of income for the three months ended March 31, 1997 and 1996 and the consolidated statements of cash flows for the three months ended March 31, 1997 and 1996 are unaudited, but, in the opinion of the Company, reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation. Reference is hereby made to the consolidated financial statements, including the notes thereto, contained in the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996. The results of operations for the three months ended March 31, 1997 are not necessarily indicative of the results which may be obtained for the full year ending December 31, 1997.

2.  EARNINGS PER SHARE

    In February 1997, the FASB issued its Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128"). SFAS No. 128 simplifies the standards for computing earnings per share and requires presentation of two new amounts, basic and diluted earnings per share. The Company will be required to adopt retroactively this standard when it reports its operating results for the fiscal quarter and year ending December 31, 1997. When the Company adopts SFAS No. 128, the following restated presentation is expected:

                                                        Quarter ended      Quarter ended
                                                           March 31,          March 31,
                                                             1997              1996
                                                        -------------      -------------
Basic per share earnings                                     $0.25              $0.21

Diluted per share earnings                                   $0.23              $0.20


3.  PROPOSED ACQUISITIONS

    On March 20, 1997, Allegiant executed an Agreement and Plan of Merger
    (the "Merger Agreement") with Reliance Financial, Inc., a Delaware corporation ("Reliance"), whereby Allegiant will acquire Reliance through the merger of Reliance with and into Allegiant (the "Merger"). Under the Merger Agreement, Allegiant will acquire all of the outstanding capital stock of Reliance in exchange for consideration of 1.6741 shares of Allegiant common stock per share of Reliance common stock, subject to adjustment. The acquisition is anticipated to be completed on or about September 30, 1997 and is subject to, among other things, regulatory approval and the approval of the shareholders of Allegiant and the stockholders of Reliance. As of March 31, 1997, Reliance reported, on a consolidated basis, total assets of $31.0 million, total deposits of $23.6 million, total loans of $19.9 million and stockholders' equity of $6.8 million.

    On May 8, 1997, Allegiant entered into Deposit Transfer and Asset Purchase Agreements with Roosevelt Bank, a federal stock savings bank ("Roosevelt"), to purchase Roosevelt's branch offices in Warrenton, Missouri and Union, Missouri. The transactions, which are subject to appropriate regulatory approvals, include the branch buildings and the safe deposit, loan and deposit relationships. As of March 31, 1997, the combined branches had total deposits of $100,786,000 and total loans of $2,778,000. In connection with the acquisitions, the Company will assume no additional debt.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

     The Company is a bank holding company which owns all of the capital stock of Allegiant Bank, a Missouri state-chartered bank (the "Bank"). The Bank provides personal and commercial banking and related financial services from seven locations in the St. Louis Standard Metropolitan Statistical Area ("St. Louis SMSA"), the 16th largest metropolitan area in the United States, and two locations in Northeast Missouri. Allegiant Mortgage Company (the "Mortgage Company"), a wholly-owned subsidiary of the Bank, offers residential loans primarily to customers in the St. Louis SMSA. Edge Mortgage Services, Inc. ("Edge"), a wholly-owned subsidiary of the Company, offers residential loans to customers in the St. Louis SMSA who do not qualify under standard mortgage loan criteria.

     The Company was organized in May 1989 and acquired Allegiant State Bank at that time. The Company acquired Allegiant Bank in 1990. In November 1994, Allegiant Bank acquired the Mortgage Company. Effective January 1995, Allegiant State Bank merged into Allegiant Bank. Unless the context indicates otherwise, references herein to the "Company" or "Allegiant" refer to Allegiant Bancorp, Inc. and its subsidiaries.

     On March 20, 1997, Allegiant executed an Agreement and Plan of Merger
(the "Merger Agreement") with Reliance Financial, Inc., a Delaware corporation ("Reliance"), whereby Allegiant will acquire Reliance through the merger of Reliance with and into Allegiant (the "Merger").
Under the Merger Agreement, Allegiant will acquire all of the outstanding capital stock of Reliance in exchange for consideration of 1.6741 shares of Allegiant common stock per share of Reliance common stock, subject to adjustment. The acquisition is anticipated to be completed on or about September 30, 1997 and is subject to, among other things, regulatory approval and the approval of the shareholders of Allegiant and the stockholders of Reliance. As of March 31, 1997, Reliance reported, on a consolidated basis, total assets of $31.0 million, total deposits of $23.6 million, total loans of $19.9 million and stockholders' equity of $6.8 million.

     On May 8, 1997, Allegiant entered into Deposit Transfer and Asset Purchase Agreements with Roosevelt Bank, a federal stock savings bank ("Roosevelt"), to purchase Roosevelt's branch offices in Warrenton, Missouri and Union, Missouri. The transactions, which are subject to appropriate regulatory approvals, include the branch buildings and the safe deposit, loan and deposit relationships. As of March 31, 1997, the combined branches had total deposits of $100,786,000 and total loans of $2,778,000. In connection with the acquisitions, the Company will assume no additional debt.

RESULTS OF OPERATIONS

NET INCOME

     For the quarter ended March 31, 1997, the Company reported earnings of $601,000 compared to $470,000 for the first quarter of 1996, an increase of $131,000, or 28%. On a per share basis, net income increased 15%, from $.20 for the first quarter of 1996 to $.23 for the comparable period in 1997, despite the 11% increase in average primary common shares outstanding. This increase from 2.4 million shares for the quarter ended March 31, 1996 to 2.6 million shares for the corresponding period in 1997, was largely attributable to the Company's rights offering to shareholders pursuant to which the Company issued 567,750 shares of Common Stock in February 1997. For every one share of Common Stock held of record, a shareholder was given the nontransferable right to subscribe for 0.25 of a share of Common Stock at $9.375 per share.

Net Interest Income

     For the quarter ended March 31, 1997, net interest income before provision for loan losses increased 51% to $3.5 million from $2.3 million at March 31, 1996. This growth was attributable to the 37% increase in total interest income, which increased from $5.7 million in the first quarter of 1996 to $7.9 million for the first quarter of 1997. The largest component of this growth was a $2.2 million increase in interest and fees earned on loans. For the quarter ended March 31, 1997, interest and fees earned on loans totaled $6.9 million compared to $4.7 million earned in the corresponding period of 1996.

     Total interest expense for the three months ended March 31, 1997 was $4.4 million, a 28% increase over total interest expense of $3.4 million for the corresponding period in 1996. Interest paid to depositors increased 26%, from $2.8 million for the first three months of 1996 to $3.6 million for the same period in 1997. This increase was largely attributable to greater deposit volume.

     Interest paid on short-term borrowings increased 149% from $212,000 to $527,000 for the first quarter periods of 1996 and 1997, respectively. Expenditures for short-term borrowings increased due to the Bank's utilization of Federal Home Loan Bank ("FHLB") short-term advances to fund new loan growth, as opposed to relying solely on funds generated from deposit promotions, which require paying above market rates. See "--Net Interest Margin" and "--Liquidity and Capital Resource Management." Payments made on long-term borrowings decreased 27% from $388,000 for the first quarter of 1996 to $282,000 for the first quarter of 1997. This decrease was due primarily to the reclassification of a portion of the debt from long-term to short-term, as the FHLB advances mature within twelve months after March 31, 1997.

Net Interest Margin

     The Company's net interest margin for the first quarter of 1997 improved by 32 basis points, from 3.52% for the first quarter of 1996 to 3.84% for the quarter ended March 31, 1997. This increase was principally due to an increase in average earnings assets and a decrease in the Bank's cost of funds. Average earning assets increased $101.1 million from $261.8 million in the first quarter of 1996 to $362.9 million for the same period in 1997, while the average cost of funds declined 37 basis points from 5.68% for the first quarter of 1996 to 5.31% during the corresponding quarter of 1997.

     The yield on interest earning assets decreased 9 basis points from 8.75% for the three months ended March 31, 1996 to 8.66% for the corresponding period in 1996. This decline was largely due to the decrease in average loan yield, which declined from 9.95% for the first quarter of 1996 to 9.21% for the first quarter of 1997. This 74 basis point decrease in loan yield was largely due to three factors: (i) an increased concentration in the portfolio of one- to four-family adjustable rate mortgages; (ii) an extremely competitive market for retail and commercial lending; and (iii) a slight shift in interest rates.

     The Bank's loan spreads have decreased partially due to its increased holdings of one- to four-family mortgage loans, which tend to yield less than commercial or consumer loans. Management prefers to originate one- to four-family adjustable rate mortgage loans due to the lower credit risk generally associated with this type of loan, as well as the lower exposure to interest rate risk due to the frequent periodic adjustments of the mortgage coupon payments. Along with the reduced credit risk and interest rate protection, the Bank also has observed a lower level of non-performing loans associated with one- to four-family mortgages compared proportionately to the other types of loans in the Bank's portfolio. Given these attributes of lower risk, the Bank has accepted a lower average yield compared to loans with higher levels of risk. The Bank anticipates the continued addition of one- to four-family mortgage loans to the Bank's loan portfolio.

     Another benefit in originating one- to four-family adjustable rate mortgages, is that it presents an opportunity for the Bank to establish relationship banking with these new retail customers by offering a complete line of consumer banking products, which should increase non-interest income to help mitigate the lower spreads associated with these types of loans. Examples of consumer banking products offered by Allegiant include: Home Equity Credit Lines ("HECL") --introduced in the second quarter of 1996, investment services offered through INVEST Financial Group --introduced in February 1997, PC home banking and cash management services --to be offered in the second half of 1997. Management believes that relationship banking will be a key to success in the consolidating banking industry and will sustain the lower yields associated with the these one- to four-family mortgage loans in order to gain access to this new relationship-oriented customer base.

     In addition to changes in the credit portfolio mix, the Bank is also operating in a highly aggressive and competitive market for both commercial and consumer loans. Not only has the Bank seen increased competition from within the banking industry, but non-bank financial institutions are attracting customers which have traditionally dealt primarily with commercial banks. These trends have forced the Bank to realize tighter spreads on commercial loans, the second largest holding in the credit portfolio. In the past, the Bank was able to originate high quality loans at a positive spread to the prime lending rate. In the current market, these spreads have diminished and the market has dictated that many of these same loans are now originated at prime, or at a negative spread to prime. Management does not anticipate that this trend will reverse in the foreseeable future.

     Another factor leading to the lower first quarter 1997 average loan yield was a slightly lower weighted average prime lending rate during this period when compared to the first quarter of 1996. Even though the prime rate was higher at March 31, 1997 than March 31, 1996 --8.50% compared to 8.25%, respectively, the weighted average prime rate during these periods was lower in 1997 due to the timing of the raise in interest rates dictated by the Federal Reserve's Federal Open Market Committee. The majority of the Bank's commercial loans have repriced in response to the relative decrease in interest rates during this period.

     Despite the lower interest rate environment, the Bank was able to improve the yield on its investment securities portfolio. The average yield earned on investment securities was 6.08% for the quarter ended March 31, 1997 compared to 5.58% for the corresponding period in 1996, an increase of 50 basis points. This increased performance is attributable to the improved management of the investment securities portfolio, along with addition of higher yielding securities which were funded with maturing securities with lower interest rates.

     On the liability side of the balance sheet, the aggregate yield paid for interest bearing deposits and both long- and short-term debt was 5.31% for the three months ended March 31, 1997. This represented a decrease of 37 basis points compared to the 5.68% average yield paid for total interest bearing liabilities in the first quarter of 1996. A large portion of this decrease in the Bank's cost of funds was due to the re-pricing of a money market deposit promotion that was run in the first half of 1996. The average yield on money market accounts decreased from 5.15% in the first quarter of 1996 to 4.52% in the corresponding quarter of 1997. Another factor contributing to the decrease in the cost of funds was a decrease in the average rate paid on certificates of deposit, which decreased 25 basis points from 5.97% for the first quarter of 1996 to 5.73% in the first quarter of 1997.

     In order to avoid running additional deposit promotions, the Bank has increasingly relied upon FHLB short-term borrowings, which were a more cost-effective funding source than paying above market rates for retail deposits during the period. One bank in the St. Louis SMSA has chosen to run a money market deposit promotion to yield 6.02% in the first part of 1997, whereas the Bank chose to borrow $10 million of short-term funds from the FHLB at a blended cost of 5.86%. The strategy allows the Bank to access funds, with minimal administrative costs and without increasing the cost of its existing deposit base, which occurs when lower cost deposits mature and subsequently reprice at the higher promotional rate.

     Additionally, the Bank has utilized FHLB short-term advances in anticipation of the planned opening of a new branch in second quarter of 1997, as well as a temporary source of funding until the Bank's recently opened St. Peters branch can attract increased levels of core deposits, which cost less than promotional monies. The Bank opened its ninth branch on April 1, 1997 (St. Charles County) and plans to open two additional branches in Northeastern Missouri in the third and fourth quarters of 1997 --pending regulatory approval. The Company expects that as these new branches mature, their core deposit base should fund the planned retirement of a substantial portion of the short-term debt. FHLB advances, when used in conjunction with deposit promotions and regular retail operations, offer flexibility and an attractive method to increase funding for loan growth. The Bank expects to utilize FHLB advances in the future, to the extent it offers cost-effective sources of funding.

     The following table sets forth the condensed average balance sheets for the years reported and the percentage of each principal category of assets, liabilities and shareholders' equity to total assets. Also shown is the average yield on each category of interest-earning assets and the average rate paid on interest-bearing liabilities for each of the periods reported:

DISTRIBUTION OF AVERAGE ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY AND INTERST RATES

                                                                           Three Months Ended March 31,
                                                      ----------------------------------------------------------------------
                                                                   1997                                1996
                                                      ----------------------------------   ---------------------------------
                                                      Average    Int. Earned/ Yield/       Average  Int. Earned/  Yield/
                                                      Balance      Expense  Rate<F1><F2>   Balance    Expense   Rate<F1><F2>
                                                      ----------------------------------   ---------------------------------

                                                                             (Dollars in thousands)
Assets:
Interest-earning assets:
Loans<F1>                                            $298,820     $27,536      9.21%      $189,649    $18,876     9.95%
Taxable investment securities                          58,841       3,590      6.10%        66,312      3,708     5.59%
Non-taxable investment securities                       1,173          60      5.12%           930         44     4.73%
Federal funds sold                                      4,047         230      5.68%         4,935        272     5.51%
                                                     --------     -------                 --------    -------
      Total interest earning assets                   362,881      31,416      8.66%       261,826     22,900     8.75%
                                                     --------     -------                 --------    -------


Non-interest-earning assets:
Cash and due from banks                                 8,384                                7,113
Bank premises and equipment                             5,335                                4,625
Other assets                                            5,190                                3,857
Reserve for possible loan losses                       (3,177)                              (2,195)
                                                     --------                             --------
      Total assets                                   $378,613                             $275,226
                                                     ========                             ========


Liabilities and shareholders' equity:

Interest bearing liabilities:
Money market accounts                                $ 72,487     $ 3,276      4.52%      $ 57,711    $ 2,972     5.15%
NOW accounts                                           11,178         268      2.40%         9,115        224     2.46%
Savings deposits                                        5,949         176      2.96%         7,779        280     3.60%
Certificates of deposit                               129,833       7,436      5.73%        96,876      5,784     5.97%
Certificates of deposit over $100,000                  48,068       2,560      5.33%        28,735      1,608     5.60%
IRA certificates                                        9,206         544      5.91%         7,005        428     6.11%
                                                     --------     -------                 --------    -------
      Total interest bearing deposits                 276,721      14,260      5.15%       207,221     11,296     5.45%
                                                     --------     -------                 --------    -------

Federal funds purchased, repurchase
      agreements, and other short-term
      borrowings                                       38,500       2,108      5.48%        14,196        848     5.97%
Long-term borrowings                                   13,985       1,128      8.07%        19,714      1,552     7.87%
                                                     --------     -------                 --------    -------
      Total interest bearing liabilities              329,206      17,496      5.31%       241,131     13,696     5.68%
                                                     --------     -------                 --------    -------

Non-interest bearing liabilities:
Demand deposits                                        28,166                               18,234
Other liabilities                                       1,998                                1,679
Shareholders' equity                                   19,243                               14,182
                                                     --------                             --------
      Total liabilities and
        shareholders' equity                         $378,613                             $275,226
                                                     ========                             ========
      Net interest income                                         $13,920                             $ 9,204
                                                                  =======                             =======

      Net interest margin                                                      3.84%                              3.52%

-------------------------
<F1> Interest on non-accruing loans is not included for purposes of calculating yields.
<F2> All yields are annualized.

Provision for Loan Losses

     Consistent with the Bank's written loan policy, an allowance is set aside to offset possible future loan losses. This allowance is evaluated on a monthly basis at a rate determined by management based upon its review of the loan portfolio. The allowance for loan losses is increased by provisions which are charged against income, and reduced by loans charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential loan losses based on management's evaluation of the anticipated impact on the loan portfolio of current economic conditions, changes in the character and size of the portfolio, past loan loss experience, potential future loan losses on loans to specific customers and/or industries, and other pertinent factors that management believes require current recognition in estimating possible loan losses.

     For the quarter ended March 31, 1997, the provision for loan losses was $493,000 compared to $180,000 for the corresponding period in 1996, an increase of $313,000 or 174%. This large percentage increase in the quarterly provision for possible loan loss, reflects the large increase in total loans outstanding. Net loans charged off in the first quarter of 1997 were $141,000 compared to $90,000 for the same period in 1996. This increase includes a $42,000 charge off associated with a single commercial loan customer whose accounts are presently in liquidation status.

     The following table summarizes, for the periods indicated, activity in the Bank's allowance for possible loan losses, including amounts of loans charged off, amounts of recoveries and additions to the allowance charged to operating expenses:

     SUMMARY OF LOAN LOSS EXPERIENCE AND RELATED INFORAMTION--ALLOCATION
                       OF THE ALLOWANCE FOR LOAN LOSSES

                                                                         Three Months                 Three Months
                                                                             Ended                       Ended
                                                                            March 31,                   March 31,
                                                                              1997                        1996
                                                                         ------------                 ------------
                                                                                        (In thousands)
Allowance for possible loan losses
     (beginning of period)                                                  $  3,100                    $  2,130
Loans charged off:
Commercial, financial, agricultural,
       municipal and industrial development                                      (78)                         (8)
     Real estate--mortgage                                                       (12)                         --
     Installment--and consumer                                                   (51)                        (82)
     Other loans                                                                  --                          --
                                                                            --------                    --------
Total loans                                                                     (141)                        (90)
                                                                            --------                    --------

Recoveries of loans previously charged off:
     Commercial, financial, agricultural,
       municipal and industrial development                                       --                          35
     Real estate--mortgage                                                        --                          --
     Installment--and consumer                                                     4                           2
     Other loans                                                                  --                          --
                                                                            --------                    --------
Total recoveries                                                                   4                          37
                                                                            --------                    --------

Net loans charged off                                                           (137)                        (53)
                                                                            --------                    --------
Provision for possible loan losses                                               493                         180
                                                                            --------                    --------
Allowance for possible loan losses (end of period)                          $  3,456                    $  2,257
                                                                            ========                    ========
Loans outstanding:
     Average                                                                $298,820                    $189,649
     End of period                                                          $314,267                    $193,825

Ratios:

     Net charge offs to average loans outstanding                               0.05%                       0.03%
     Net charge offs to provision for loan losses                              27.79%                      29.44%
     Provision for loan losses
       to average loans outstanding                                             0.16%                       0.09%
     Allowance for loan loss to total loans outstanding                         1.10%                       1.16%

Allocation for possible loan losses at end of period:

     Commercial, financial, agricultural,
       municipal and industrial development                                 $  1,402                    $    873
     Real estate--construction                                                   125                          90
     Residential real estate loans, first deeds of trust                         817                         552
     Installment loans to individuals                                            145                         101
     All other loans                                                              --                          --
     Unallocated                                                                 967                         541
                                                                            --------                    --------

Total                                                                       $  3,456                    $  2,157
                                                                            ========                    ========

Non-interest Income and Expense

     Non-interest income for the first quarter of 1997 was $318,000 compared to $174,000 for the first quarter of 1996. This increase of $144,000, or 83%, was due to the increased number of deposit accounts and the expanded base of service chargeable products offered to the Company's customers. The Company has pursued a cost improvement program which includes a revamping of the Bank's fee structure. The largest improvement attributable to the cost improvement program involved fees charged on overdrafts, which is estimated to increase non-interest income by approximately $68,000, on an annual basis for 1997. Other improvements are expected from improved cash management, increases in charges for customer check supplies and an increase installment loan fees. Management expects continued growth in non-interest income as new products are developed and offered to the Bank's customers.

     For the quarter ended March 31, 1997, total non-interest expense was $2.3 million, compared to $1.5 million for the same period ended March 31, 1997, an increase of 52%. This amount included an 85% increase in operating expenses and a 23% increase in salaries and employee benefits. A large portion of the increase in operating expenses was directly related to the operation of the newly opened South County and St. Peters branches, as well as the development of the Allegiant Bank Operations Center which also houses the Mortgage Company and Edge. The remainder of the increase in operating expenses was attributable to expenditures for communication, supplies, professional fees and business development. Management believes that these increases are attributable to the Bank's recent growth and represent the normal increases in regular business activities. Also included in this increase in non-interest expense are expenditures associated with the Bank's newest investments in computer technology, including: an on-line teller system, a PC-network and a sophisticated retail cash-management system. Management believes that investment in computer technology will yield future benefits in the form of increased efficiency and profitability, as the Bank will now be able to offer new service chargeable products to match more closely its customers' needs.

     The increase in salary and employee benefits resulted from a change in the employee mix. Full-time support staff positions were reduced while management level employees were hired to increase efficiency and expand the Company's market coverage. In addition, experienced customer service representatives were hired to operate the new South County and St. Peters branches. This change in the personnel profile was reflected in the increased costs associated with salaries and employee benefits despite only a nominal increase in the number of full-time equivalent employees. Additionally, as the banking industry continues to consolidate, the Bank plans to hire additional qualified employees in 1997 by taking advantage of the pool of experienced workers expected to become available as local branches of large institutions are closed. As of March 31, 1997, Allegiant Bank employed 119 full-time equivalent employees compared to 95 full-time equivalent employees at March 31, 1996.

     Despite the additional costs associated with the opening of the two new branches and the Operations Center, the Company was able to improve its operating efficiency ratio during the first quarter of 1997. The efficiency ratio decreased to 60.64% for the three months ended March 31, 1997, a decrease from 61.09% during the corresponding period in 1996. This ratio is considered to be a measure of the Company's leveraging of overhead expenses. Another overhead management ratio, average assets per full-time equivalent employee, improved from $2.9 million per employee in the first quarter of 1996 to $3.2 million per employee in the same period of 1997. The Company attributes a substantial portion of these efficiency gains to the cost improvement program that it has undertaken as well as the relative increase in total assets.



     The following table sets forth the Company's summary consolidated non-interest income and expense for the periods indicated:

                         NON-INTEREST INCOME AND NON-INTEREST EXPENSE

                                                          Three Months Ended March 31,
                                                          ----------------------------
                                                             1997              1996
                                                          ----------------------------

                                                                  (In thousands)
Non-interest income:

Overdraft fees                                              $   94            $   78
Service charges and commissions                                 54                50
Other non-interest income                                      170                46
                                                            ------            ------

     Total non-interest income                              $  318            $  174
                                                            ======            ======

Non-interest expense:

Salaries and employee benefits                              $  994            $  805
Depreciation of buildings and fixed assets                     169                82
Rent expense                                                    69                46
Expense on premises and fixed assets                           207               168
Supplies                                                        58                50
Advertising                                                     36                18
Directors' fees                                                 39                17
Other non-interest expense                                     731               326
                                                            ------            ------

  Total non-interest expense                                $2,303            $1,512
                                                            ======            ======

FINANCIAL CONDITION

     At March 31, 1997, the Company's total assets were $390.1 million, an increase of $12.5 million or 3% from December 31, 1996. This growth was primarily attributable to a $23.6 million increase in loans outstanding, principally the addition of $11.3 million in one- to four-family mortgages. Partially offsetting this increase was a substantial decrease in Fed funds sold which decreased from $10.8 million at December 31, 1996 to $25,000 at March
31, 1997. This decrease was due to the funding of increased loan production. Investment securities remained relatively unchanged during the first quarter of 1997, decreasing from $60.6 million at December 31, 1996 to $60.4 million at March 31, 1997.

Loans

     Loans, the largest component of interest earning assets, increased 8% during the first three months of 1997. This growth was attributable to a 24% increase in construction loans, a 9% increase in one- to four-family mortgage loans and a 8% increase in commercial loans. The growth in construction loans was partially attributable to new business relationships introduced to the Bank by newly hired additions to the commercial lending staff, allowing real estate construction loans to increase $2.2 million from $8.8 million at December 31, 1996 to $10.9 million at March 31, 1997.

     Real estate mortgage loans increased $11.4 million during the first three months of 1997, ending the quarter at $132.7 million compared to $121.4 million at December 31, 1996. This increased production includes approximately $1.7 million in conforming FNMA loans, which could be used as an additional source of liquidity. The Mortgage Company was the key contributor to this increase in mortgage loan production, with $9.3 million in loans originated.

     The increase in commercial loans was largely due to marketing efforts of the Bank's commercial loan team, strengthened by the recent additions of personnel recruited from competing banks in the area. Many of these loan officers were able to transfer business relationships with them. Commercial loans increased $6.1 million, from $75.1 million at December 31, 1996 to $81.2 million on March 31, 1997. The majority of these loans are tied to Allegiant's Corporate Market rate (which generally moves with the national prime lending rate) and tend to be the Bank's most profitable loans.

The composition of the loan portfolio is summarized as follows:

                                            LENDING AND CREDIT MANAGEMENT<F1>
                                                     March 31,           Decemmber 31,              March 31,
                                                       1997                  1996                     1996
                                                ------------------    --------------------     -------------------
                                                           Percent                Percent                 Percent
                                                          of Total                of Total                of Total
                                                Amount      Loans     Amount       Loans       Amount      Loans
                                                ------    --------    ------      --------     ------     --------

                                                                         (Dollars in thousands)
Commercial, financial, agricultural
     municipal and industrial
     development                              $ 81,162     25.83%    $ 75,129      25.74%     $ 44,968     23.20%
Real estate--construction                       10,938      3.48        8,763       3.00         9,222      4.76
Real estate--mortgage
     one- to four-family                       132,730     42.23      121,386      41.58        73,305     37.82
     multi-family and commercial                76,810     24.44       74,721      25.60        57,464     29.65
Consumer and other                              12,789      4.07       12,084       4.14         9,035      4.66
Less unearned income                              (162)     (.05)        (157)     (0.05)         (169)    (0.09)
                                              --------    ------     --------     ------      --------    ------
     Total loans<F1>                          $314,267    100.00%    $291,926     100.00%     $193,825    100.00%
                                              ========    ======     ========     ======      ========    ======

---------------------
<F1> The Bank had no outstanding foreign loans at the dates reported.


Investments

     Investment securities decreased $136,000 during the first three months of 1997, ending the quarter at $60.4 million, compared to $60.6 million at December 31, 1996. A $1.0 million increase in United States Government securities was offset by a $1.1 million decrease in United States government agency securities. The Bank targets a laddered investment strategy, purchasing a mix of fixed-rate U.S. Treasury and agency issues as well as callable agency securities and places them within an average maturity range of three to five years. The book values, for the periods indicated, are as follows:

                              INVESTMENT SECURITIES PORTFOLIO

                                                                  March 31,      December 31,
                                                                    1997            1996
                                                                  ---------      ------------
                                                                        (In thousands)
United States Treasury securities                                 $ 8,955           $ 7,941
Obligations of United States government agencies                   45,663            46,717
Federal Home Loan Bank stock                                        4,462             4,462
States and political subdivisions                                   1,173             1,199
Less unrealized (loss) gain on securities held
     available for sale                                               (69)               35
Other                                                                 239               205
                                                                  -------           -------
Total investment securities                                       $60,423           $60,559
                                                                  =======           =======

ASSET QUALITY

     The Bank's allowance for possible loan losses increased 11%, from $3.1 million on December 31, 1996 to $3.5 million on March 31, 1997. This increase was primarily due to the provision of $493,000 to the reserve for possible loan losses during the first three months of 1997. The reserve for loan losses is budgeted by using a risk weighting system based upon the different risk categories of loans. The allowance for loan losses to total loans increased to 1.10% at March 31, 1997 from 1.06% at December 31, 1996. This level takes into account the increased aggregate levels of one- to four-family mortgage loans, which tend to exhibit lower levels of credit risk. The Company believes that the allowance for possible loan losses at March 31, 1997 was adequate to reflect the credit risk in the loan portfolio. See "--Provision for Loan Losses."

     Non-performing loans increased to $767,000 at March 31, 1997, an increase of $75,000 from $692,000 at December 31, 1996. The ratio of non-performing loans to total loans was 0.24% at March 31, 1997, unchanged as a percentage from December 31, 1996. The largest component of non-performing loans was attributable to $386,000 in non-accruing commercial loans.

     Potential problem credits are monitored by the lending staff and senior management. The Bank continually monitors its loan portfolio and discontinues the accrual of interest on any loan on which payment of principal or interest on a timely basis in the normal course of business is doubtful. The discontinuance of interest accrual on a loan occurs at any time that a significant problem is detected in the normal payment process. The Bank's policy is to automatically place a loan on nonaccrual status when it becomes 90 days past due, unless it is well secured and in the process of collection. Interest income on a nonaccrual loan is recognized only as collected.

     As an integral part of their examination process, the various regulatory agencies periodically review the Bank's allowances for possible loan losses. Such agencies have the authority to require the Bank to recognize additions to the reserve based upon their judgment. The following table summarizes, for the periods presented, non-performing assets by category:


                              RISK ELEMENTS--NONACCRUAL, PAST DUE AND RESTRUCTURED LOANS

                                                                              March 31,      December 31,         March 31,
                                                                                1997             1996               1996
                                                                              ---------      ------------         ---------

                                                                                         (Dollars in thousands)
Commercial, financial, agricultural and all other loans:
     Past due 90 days or more                                               $     12          $      5          $     51
     Nonaccrual                                                                  386               207               166
     Restructured terms                                                           --                --                --

Real estate--construction:
     Past due 90 days or more                                                    114               264                --
     Nonaccrual                                                                   71                84               225
     Restructured terms                                                           --                --                --

Real estate--mortgage:
     Past due 90 days or more                                                     71                --                --
     Nonaccrual                                                                   55                --                --
     Restructured terms                                                           --                --                --

Installment loans to individuals:
     Past due 90 days or more                                                     --                23                --
     Nonaccrual                                                                   58               109                 7
     Restructured terms                                                           --                --                --
                                                                            --------          --------          --------

Total non-performing loans:                                                 $    767          $    692          $    449
                                                                            ========          ========          ========

Balance sheet information:
     Total assets                                                           $390,101          $377,564          $275,266
     Loans outstanding                                                       314,267           291,926           193,825
     Shareholders' equity                                                     22,136            16,386            14,375
     Allowance for possible loan loss                                          3,456             3,100             2,257

Ratios:
     Non-performing loans to total loans outstanding                            0.24%             0.24%             0.23%
     Non-performing assets to total assets                                      0.20%             0.18%             0.16%
     Non-performing loans to shareholders' equity                               3.46%             4.22%             3.12%
     Reserve for possible loan losses to total loans                            1.10%             1.06%             1.16%
     Reserve for possible loan losses
      to non-performing loans                                                 450.59%           447.98%           502.67%

Percent of categories to total end-of-period loans:
     Commercial, financial, agricultural,
      municipal and industrial development                                     25.83%            25.74%            23.20%
     Real estate--construction                                                  3.48%             3.00%             4.76%
     Real estate--mortgage:
      one- to four-family residential                                          42.23%            41.58%            37.82%
      multi-family and commercial                                              24.44%            25.60%            29.65%
     Installment and consumer                                                   4.07%             4.14%             4.66%
      Less unearned income                                                     (0.05)%           (0.05)%           (0.09)%
                                                                            --------          --------          --------

Total loans                                                                   100.00%           100.00%           100.00%
                                                                            ========          ========          ========

LIQUIDITY AND CAPITAL RESOURCE MANAGEMENT

     Corresponding to the growth in assets for the first quarter ended March 31, 1997, total liabilities increased by $12.5 million. A substantial portion of this increase was represented by a $5.1 million increase in short-term borrowings, and a $5.8 million increase in shareholders' equity
-- resulting from the rights offering of 567,750 shares of Common Stock. A portion of the increase in short-term borrowings was due to a reclassification of longer-term advances which will mature within twelve months after March 31, 1997, and as such was classified as short term. The Bank prefers to use these alternative sources of short-term funding in lieu of higher cost retail deposits gathered with deposit promotions.

Deposits

     During the first quarter of 1997, total deposits increased less than 1%, or $2.2 million to $310.8 million from $308.7 million at December 31, 1996. The Bank anticipates deposit growth will increase in the first quarter of 1997, as the South County branch matures and the newly opened St. Peters branch begins to attract core deposits. In addition to the new branch, the Bank plans to continue offering new products in its effort to increase core deposits and attract long-term banking relationships. In 1996, the Bank began offering the following new products: the Allegiant Bank debit card, the Home Equity Credit Line (HECL) and free checking. In 1997, the Bank has introduced investment services through Invest Financial Group and plans to offer PC-home banking and sophisticated cash management services to commercial customers.

The following table summarizes deposit activity:

                                          DEPOSIT LIABILITY COMPOSITION
                                                    March 31,              December 31,
                                                      1997                    1996
                                                -----------------      -------------------
                                                          Percent                  Percent
                                                         of Total                 of Total       Dollar    Percent
                                                Amount   Deposits      Amount     Deposits       Change     Change
                                                ------   --------      ------     --------       ------    -------

                                                                      (Dollars in thousands)

Demand deposits                               $ 31,294     10.07%    $ 29,406        9.53%      $ 1,888      6.42%
NOW accounts                                    11,957      3.85       10,711        3.47         1,246     11.63
Money market accounts                           73,269     23.57       74,490       24.13        (1.221)    (1.64)
Savings deposits                                 6,152      1.98        6,083        1.97            69      1.13
Certificates of deposit                        130,024     41.83      128,407       41.60         1,617      1.26
Certificates of deposit
     over $100,000                              48,505     15.61       50,825       16.47        (2,320)    (4.56)
IRA certificates                                 9,622      3.10        8,748        2.83           874      9.99
                                              --------    ------     --------      ------       -------     -----
     Total Deposits                           $310,823    100.00%    $308,670      100.00%      $ 2,153      0.70%
                                              ========    ======     ========      ======       =======     =====

     The Bank seeks to maintain a level of liquidity which will provide a readily available source of funds for new loans and meet loan commitments and other obligations on a timely basis. Historically, the Bank has been loan driven, which means that as loans have increased, the Bank has taken action to increase the level of core deposits and, depending on market conditions, access cost effective alternative sources of short-term funding.

     Increasing core deposits generally involves the use of promotions, paying premium rates coupled with advertising to attract new customers to the Bank. Where possible, the Bank has timed a deposit promotion to coincide with the opening of a new branch in order to achieve maximum growth in deposits. It has been the Bank's experience that the majority of deposits raised through these promotions have remained at the Bank after the promotion is over and so have provided a steadily growing base of core deposits at the Bank. In addition to the above-described sources, the steady flow of maturing securities provides a source of liquidity.

Capital Resources

     Management anticipates continued loan demand in the Bank's market area as bank consolidation continues and fewer middle market lenders serve the area. In order to maintain the flexibility to fund this growth, the Company intends to strengthen its equity capital position through retained earnings and the issuance of debt and/or equity securities as deemed advisable. In addition, the Company has entered into an agreement with the FHLB providing the Bank a credit facility secured by the Bank's assets with current availability of $71.8 million of which $34.0 million was outstanding as of March 31, 1997. These capital resources will provide the Bank the opportunity to further expand the loan portfolio with the flexibility to increase deposits when conditions best match the Bank's needs and resources.

     The analysis of capital is dependent upon a number of factors including asset quality, earnings strength, liquidity, economic conditions and combinations thereof. The Federal Reserve Bank has issued standards for measuring capital adequacy for bank holding companies. These standards are designed to provide risk-responsive capital guidelines and to incorporate a consistent framework for use by financial institutions. At this time, the two primary criteria in effect are the risk-based capital guidelines and the minimum capital to total assets or leverage ratio requirement.

     In general the standards require banks and bank holding companies to maintain capital based on "risk adjusted" assets so that categories of assets with potentially higher credit risk will require more capital backing than categories with lower credit risk. In addition, banks and bank holding companies are required to maintain capital to support off-balance sheet activities such as loan commitments.

     The standards also classify total capital for this risk-based measure into two tiers referred to as Tier 1 and Tier 2. For the Company, Tier 1 capital includes total shareholders' equity less goodwill. Tier 2 capital is comprised of the reserve for loan and lease losses (within certain limits), perpetual preferred stock not included in Tier 1, hybrid capital instruments, term subordinated debt and intermediate-term preferred stock.

     Bank holding companies are required to meet a minimum ratio of 8% of qualifying total capital to risk-adjusted assets and a minimum ratio of 4% of qualifying Tier 1 capital to risk-adjusted assets. Capital that qualifies as Tier 2 capital is limited in amount to 100% of Tier 1 capital.

     As of March 31, 1997, the Company's risked-based and Tier 1 capital ratios were 11.33% and 10.09%, respectively. Identical capital standards apply to the Bank. For the first quarter of 1997, the Bank's risked-based capital and Tier 1 capital ratios were 10.29% and 7.66%, respectively.

     The minimum acceptable ratio of Tier 1 capital to tangible assets, or leverage ratio, has been established by the FRB at 4%. As of March 31, 1997, the Company's leverage ratio was 7.36%.

PART II - OTHER INFORMATION

ITEM 6.  Exhibits and Reports on Form 8-K

(a)           Exhibits:

              No.  2.1   Agreement and Plan of Merger dated March 20, 1997,
                         between Allegiant Bancorp, Inc. and Reliance
                         Financial, Inc., filed as Exhibit 2.1 to the Registrant's Registration Statement on Form S-4
                         (Reg. No. 333-26433), is hereby incorporated herein by reference.

              No. 27.1   Financial Data Schedule

(b)           Reports on Form 8-K

              On April 1, 1997, the Registrant filed a Form 8-K with the Securities and Exchange Commission to report, pursuant to Item 5 thereof, the execution of an Agreement and Plan of Merger with Reliance Financial, Inc. which provides for Reliance to be merged with and into Allegiant.

                                 SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                     ALLEGIANT BANCORP, INC.
                                      (Registrant)



May 15, 1997                         By:  /s/ Shaun R. Hayes
                                        ---------------------------------------
                                        Shaun R. Hayes, President and Principal
                                        Accounting Officer

                                                              Annex E

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      450 5TH STREET, N.W.
                     WASHINGTON, D. C. 20549

               -----------------------------------

                            FORM 10-Q

(Mark One)
/X/  QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 1997

                               OR

/ /  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

For the transition period from ----------- to -------------
Commission File No. 0-25768


                     RELIANCE FINANCIAL INC.
     (Exact name of registrant as specified in its charter)


Delaware                                  43-1703958
-----------------------------------------------------------------
(State or other jurisdiction of++++++I.R.S. Employer
incorporation or organization)              Identification No.)

8930 Gravois, St. Louis  Missouri                  63123
-----------------------------------------------------------------
(Address of principal executive office)          (Zip Code)


Registrant's telephone number, including area code (314) 631-7500

                         Not applicable
-----------------------------------------------------------------
(Former name, former address and former fiscal year, if changed since last report)


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to
such filing requirements for the past 90 days.  Yes /X/    No / /

Indicate the number of shares outstanding of the issuer's classes of common stock, as of the latest practicable date.


       Class                           Outstanding April 30, 1997
-----------------------------------------------------------------
Common Stock, par value                          425,725
$.10 per share

             RELIANCE FINANCIAL INC. AND SUBSIDIARY

                            FORM 10-Q

              FOR THE QUARTER ENDED MARCH 31, 1997

                              INDEX

                                                      PAGE NO.

PART I - Financial Information

Consolidated Balance Sheets                              E-3

Consolidated Statements of Earnings                      E-4

Consolidated Statements of Cash Flows                    E-5

Notes to Consolidated Financial Statements               E-6

Management's Discussion and Analysis of
  Financial Condition and Results of Operations          E-7


PART II - Other Information                              E-12

                          RELIANCE FINANCIAL INC. AND SUBSIDIARY
                                Consolidated Balance Sheets
                                        (Unaudited)

                                                                     March 31,       September 30,
                        Assets                                          1997             1996
                        ------                                       ---------       -------------
Cash and cash equivalents                                          $ 1,146,698        1,211,033
Certificates of deposit                                              1,478,000        1,586,000
Securities:
  Available for sale, at market value (amortized cost of$500,000)      470,306          473,399
  Held to maturity, at amortized cost (market value
    of $1,668,230 and $1,670,000, respectively)                      1,690,429        1,689,069
Stock in Federal Home Loan Bank of Des Moines                          336,000          336,000
Mortgage-backed securities held to maturity, at amortized cost
  (market value of $5,103,061 and $5,314,126, respectively)          5,321,087        5,500,595
Loans receivable, net                                               19,925,344       21,144,237
Premises and equipment, net                                            399,138          410,284
Accrued interest receivable:
  Securities and certificates of deposit                                26,622           27,929
  Mortgage-backed securities                                            26,138           26,930
  Loans receivable                                                     114,315          136,370
Other assets                                                           106,519          120,956
                                                                   -----------       ----------
    Total assets                                                   $31,040,596       32,662,802
                                                                   ===========       ==========

          Liabilities and Stockholders' Equity
          ------------------------------------

Deposits                                                           $23,582,851       24,233,959
Accrued interest on deposits                                             3,502            3,238
Advances from FHLB of Des Moines                                       350,000        1,000,000
Advances from borrowers for taxes and insurance                        165,701          237,093
Other liabilities                                                       48,580          330,590
Accrued income taxes                                                    56,005           50,793
                                                                   -----------       ----------
  Total liabilities                                                 24,206,639       25,855,673
                                                                   -----------       ----------
Commitments and contingencies
Preferred stock, $.01 par value, 250,000 shares
  authorized; none issued and outstanding                                    -                -
Common stock, $.10 par value; 1,500,000 shares authorized;
  shares issued 447,200 and 446,993, respectively                       44,720           44,699
Additional paid-in capital                                           4,215,687        4,190,038
Common stock acquired by ESOP                                         (193,523)        (229,096)
Common stock acquired by RRP                                          (201,244)        (226,042)
Unrealized loss on securities available for sale, net                  (29,694)         (26,601)
Retained earnings - substantially restricted                         3,326,066        3,382,186
Treasury stock, at cost, 21,500 shares                                (328,055)        (328,055)
                                                                   -----------       ----------
    Total stockholders' equity                                       6,833,957        6,807,129
                                                                   -----------       ----------
    Total liabilities and stockholders' equity                     $31,040,596       32,662,802
                                                                   ===========       ==========

See accompanying notes to consolidated financial statements.

                                RELIANCE FINANCIAL INC. AND SUBSIDIARY
                                 Consolidated Statements of Earnings
                                             (Unaudited)

                                                    Three Months Ended       Six months ended
                                                         March 31,                March 31,
                                                  ----------------------    --------------------
                                                    1997           1996       1997       1996
                                                  --------       -------    ---------  ---------
Interest income:
  Loans receivable                                $431,567       493,564      871,602    924,473
  Mortgage-backed securities                        80,528        85,623      161,866    172,156
  Securities                                        39,433        23,251       79,342     49,562
  Other interest-earning assets                     32,438        61,130       68,289    121,675
                                                   -------       -------    ---------  ---------
    Total interest income                          583,966       663,568    1,181,099  1,267,866
                                                   -------       -------    ---------  ---------
Interest expense:
  Deposits                                         247,480       275,509      506,481    555,949
  Advances from FHLB of Des Moines                   9,821        14,686       24,108     16,785
                                                   -------       -------    ---------  ---------
    Total interest expense                         257,301       290,195      530,589    572,734
                                                   -------       -------    ---------  ---------
    Net interest income                            326,665       373,373      650,510    695,132
Provision (credit) for loan losses                       -             -            -       (700)
                                                   -------       -------    ---------  ---------
Net interest income after provision
  for loan losses                                  326,665       373,373      650,510    695,832
                                                   -------       -------    ---------  ---------
Noninterest income:
  Loan service charges                               3,172         3,806        6,496      6,804
  Other                                              8,318         5,842       15,505     12,656
                                                   -------       -------    ---------  ---------
    Total noninterest income                        11,490         9,648       22,001     19,460
                                                   -------       -------    ---------  ---------
Noninterest expense:
  Compensation and benefits                        160,709       141,414      306,653    271,801
  Occupancy expense                                 12,997        13,044       25,504     24,576
  Equipment and data processing expense             15,134        16,623       30,935     32,966
  SAIF deposit insurance premium                       824        14,532       14,880     29,212
  Supervisory and professional fees                 41,434        22,026       98,576     40,471
  Other                                             31,669        27,779       61,277     60,626
                                                   -------       -------    ---------  ---------
    Total noninterest expense                      262,767       235,418      537,825    459,652
                                                   -------       -------    ---------  ---------
    Earnings before income taxes                    75,388       147,603      134,686    255,640
Income taxes                                        41,600        57,700       70,000     90,800
                                                   -------       -------    ---------  ---------
    Net earnings                                  $ 33,788        89,903       64,686    164,840
                                                   =======       =======    =========  =========

Net earnings per share                            $    .09           .22          .16        .41
                                                   =======       =======    =========  =========

Weighted-average shares outstanding                397,145       402,356      392,974    401,409
                                                   =======       =======    =========  =========

Dividends per share                               $    .15           .15          .30        .30
                                                   =======       =======    =========  =========

See accompanying notes to consolidated financial statements.

                            RELIANCE FINANCIAL INC. AND SUBSIDIARY
                            Consolidated Statements of Cash Flows
                                        (Unaudited)

                                                                       Six Months Ended
                                                                            March 31,
                                                                   ------------------------
                                                                      1997          1996
                                                                   ----------    ----------
Cash flows from operating activities:
  Net earnings                                                     $   64,686       164,840
  Adjustments to reconcile net earnings
    to net cash provided by (used for) operating activities:
      Depreciation expense                                             11,147        11,943
      Provision (credit) for loan losses                                    -          (700)
      Amortization of premiums and discounts on securities, net        (1,360)       (1,286)
      ESOP expense                                                     58,008        53,089
      RRP expense                                                      28,033             -
      FHLB stock dividends                                                  -        (6,600)
  Decrease (increase) in:
    Accrued interest receivable                                        24,154       (17,628)
    Other assets                                                       14,437         7,979
  Increase (decrease) in:
    Accrued interest on deposits                                          264          (168)
    Other liabilities                                                (282,010)      (68,419)
    Accrued income taxes                                                5,212       (24,554)
                                                                   ----------    ----------
      Net cash provided by (used for) operating activities            (77,429)      118,496
                                                                   ----------    ----------
Cash flows from investing activities:
  Loans:
    Purchased                                                        (158,900)   (2,194,504)
    Originated                                                       (291,991)   (1,449,142)
    Principal collections                                           1,669,784     2,435,278
  Principal collections on mortgage-backed securities
    held to maturity                                                  179,508        66,642
  Securities held to maturity and certificates of deposit:
    Purchased                                                         (90,000)   (1,496,000)
    Proceeds from maturity                                            197,999     1,685,000
                                                                   ----------    ----------
      Net cash provided by (used for) investing activities          1,506,400      (952,726)
                                                                   ----------    ----------
Cash flows from financing activities:
  Net increase (decrease) in:
    Deposits                                                         (651,108)         (271)
    Advances from borrowers for taxes and insurance                   (71,392)     (112,867)
  Proceeds from advances from FHLB of Des Moines                            -     1,000,000
  Repayment of notes payable                                         (650,000)            -
  Cash dividends                                                     (120,806)     (119,855)
                                                                   ----------    ----------
      Net cash provided by (used for) financing activities         (1,493,306)      767,007
                                                                   ----------    ----------
      Net increase (decrease) in cash and cash equivalents            (64,335)      (67,223)
Cash and cash equivalents at beginning of period                    1,211,033     2,036,111
                                                                   ----------    ----------
Cash and cash equivalents at end of period                         $1,146,698     1,968,888
                                                                   ==========    ==========

Supplemental disclosures of cash flow information:
  Cash paid (received) during the year for:
    Interest on deposits                                           $  506,217       556,118
    Interest on advances from FHLB                                     24,108        16,785
    Federal income taxes                                               49,770       111,891
    State income taxes                                             $   20,918         3,463

See accompanying notes to consolidated financial statements.

             RELIANCE FINANCIAL INC. AND SUBSIDIARY
           Notes to Consolidated Financial Statements
                           (Unaudited)

 (1) The information contained in the accompanying consolidated financial statements is unaudited. In the opinion of management, the financial statements contain all adjustments (none of which were other than normal recurring entries) necessary for a fair statement of the results of operations for the interim periods. The results of operations for the interim periods are not necessarily indicative of the results which may be expected for the entire fiscal year. The accompanying consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended September 30, 1996 contained in Form 10-K.

(2) On March 20, 1997, Allegiant Bancorp, Inc., St. Louis, Missouri ("Allegiant"), and Reliance Financial Inc. ("Reliance"), jointly announced that they have entered into a definitive agreement that provides for the merger of Allegiant and Reliance. After the merger, Reliance Federal Savings and Loan Association of St. Louis County, Reliance's wholly owned subsidiary, will maintain its thrift charter and continue to operate as a separate subsidiary with its current management and staff.

      The agreement provides for the acquisition by Allegiant of all of the capital stock of Reliance in exchange for consideration of 1.6741 shares of Allegiant common stock per share of Reliance common stock, subject to adjustment. The acquisition is expected to be completed on or about September 30, 1997 and is subject to, among other things, regulatory approval and the approval of the shareholders of Allegiant and the stockholders of Reliance.

             RELIANCE FINANCIAL INC. AND SUBSIDIARY
             Management's Discussion and Analysis of
          Financial Condition and Results of Operations

General
-------

The Company has no significant assets other than common stock of the Association, the loan to the Employee Stock Ownership Plan (ESOP) and net proceeds retained by the Company following its initial public offering in April, 1996. The Company's principal business is the business of the Association. Therefore, the discussion in the Management's Discussion and Analysis of Financial Condition and Results of Operations relates to the Association and its operations.

Certain statements in this report which relate to the Company's plans, objectives or performance may be deemed to be forward-looking statements within the meaning of the Private Securities Litigation Act of 1995. Such statements are based on management's current expectations. Actual strategies and results in future periods may differ materially from those currently expected because of various risks and uncertainties. Additional discussion of factors affecting the Company's business and prospects is contained in periodic filings with the Securities and Exchange Commission.

Liquidity and Capital Resources
-------------------------------

The Association's principal sources of funds are cash receipts from deposits, loan repayments by borrowers and net earnings. The Association has an agreement with the Federal Home Loan Bank of Des Moines to provide cash advances, should the Association need additional funds.

For regulatory purposes, liquidity is measured as a ratio of cash and certain investments to withdrawable deposits. The minimum level of liquidity required by regulation is presently 5%. The Association's regulatory liquidity ratio was approximately 18% at March 31, 1997. The Association maintains a high level of liquidity as a matter of management philosophy in order to more closely match interest-sensitive assets with interest-sensitive liabilities.

The savings and loan industry historically has accepted interest rate risk as a part of its operating philosophy. Long-term, fixed-rate loans were funded with deposits which adjust to market interest rates more frequently. In recent years, the Association has originated primarily mortgage loans which permit adjustment of the interest rate after an initial term of one to three years in order to reduce inherent interest rate risk.

The Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA) requires that the Association maintain core capital equal to 3% of adjusted total assets and maintain tangible capital equal to 1.5% of adjusted total assets. The Association must maintain an 8% risk-based capital ratio.

             RELIANCE FINANCIAL INC. AND SUBSIDIARY
             Management's Discussion and analysis of
          Financial Condition and Results of Operations

The following table presents the Association's capital position relative to its regulatory capital requirements under FIRREA at March 31, 1997:


                                                              Unaudited Regulatory Capital
                                                         --------------------------------------
                                                          Tangible        Core       Risk-Based
                                                         ----------    ----------    ----------
Stockholders' equity per consolidated
  financial statements                                   $6,833,957     6,833,957     6,833,957
Stockholders' equity of Reliance Financial Inc.
  not available for regulatory capital purposes          (1,253,268)   (1,253,268)   (1,253,268)
                                                         ----------    ----------    ----------
GAAP capital                                              5,580,689     5,580,689     5,580,689
General valuation allowances                                      -             -       168,579
Non-includable deferred tax assets                          (76,000)      (76,000)      (76,000)
                                                         ----------    ----------    ----------
Regulatory capital                                        5,504,689     5,504,689     5,673,268
Regulatory capital requirement                             (448,758)     (897,515)   (1,075,983)
                                                         ----------    ----------    ----------
  Regulatory capital - excess                            $5,055,931     4,607,174     4,597,285
                                                         ==========    ==========    ==========

Regulatory capital ratio                                      18.40%        18.40%        42.18%
Regulatory capital requirement                                (1.50)        (3.00)        (8.00)
                                                         ----------    ----------    ----------
  Regulatory capital ratio - excess                           16.90%        15.40%        34.18%
                                                         ==========    ==========    ==========


The Association is also required to maintain core, tier 1 risk-based capital (core capital to risk-weighted assets) and risk based capital of 5%, 6%, and 10%, respectively in order to be classified as "well capitalized" for regulatory purposes. Such requirements have been met.

Commitments to originate mortgage loans amounted to $17,000 at March 31, 1997.

Financial Condition
-------------------

Assets decreased from $32.7 million at September 30, 1996 to $31.0 million at March 31, 1997. Loans receivable, net decreased from $21.1 million at September 30, 1996 to $19.9 million at March 31, 1997 due to normal loan repayment activity and substantially lower loan originations and purchases during the six month period. Cash flows from loan repayments were used primarily to fund withdrawals from deposit accounts and repayment of $650,000 of FHLB advances. Management may utilize FHLB advances in the future where the overall cost is less than retail deposits or to meet short-term liquidity needs. Accrued interest receivable on loans decreased due to a lower average balance. Advances from borrowers for taxes and insurance decreased due to payment of real estate taxes on behalf of borrowers in December of each year. Other liabilities decreased due primarily to payment of a one-time special assessment of $215,500 for recapitalization of the Savings Association Insurance Fund. The assessment was recorded as of September 30, 1996 and paid in November, 1996.

Asset Quality
-------------

The Association's general policy is to exclude from earnings, interest on loans contractually delinquent 90 days or more. At March 31, 1997 the Association had no loans which were 90 days or more delinquent compared to $35,000 at September 30, 1996. Such delinquent loans represented 0% and .17% of net loans receivable at March 31, 1997 and September 30, 1996, respectively.

             RELIANCE FINANCIAL INC. AND SUBSIDIARY
             Management's Discussion and analysis of
          Financial Condition and Results of Operations


Following is a summary of activity in the allowance for loan losses:


Balance at September 30, 1996          $203,515
  Charge-offs                            (1,574)
  Recoveries                              3,146
  Provision for loan loss                     -
                                       --------
Balance at March 31, 1997              $205,087
                                       ========

                      Results of Operations
                      ---------------------
Net Earnings
------------

Net earnings for the three months ended March 31, 1997 and 1996 were $34,000 and $90,000, respectively. Net earnings for the six months ended March 31, 1997 and 1996 were $65,000 and $165,000, respectively. The decrease in net earnings for the three and six month periods ended March 31, 1997, reflected lower net interest income and higher noninterest expense, partially offset by higher noninterest income and lower income taxes.

Net Interest Income
-------------------

Net interest income decreased by $47,000, or 12.5%, for the three months ended March 31, 1997 from the same period of the prior year and decreased by $45,000, or 6.4%, for the six months ended March 31, 1997 as compared to the same period of 1996. During the three and six months ended March 31, 1996, the Association recognized amortization of unearned discount of $52,000 to interest income on certain loans which were paid off. The loans were classified as troubled debt restructurings prior to the effective date of SFAS No. 114 and No. 118 and unearned discount was recognized for cash receipts in excess of the carrying amount of the loans.

Interest Income
---------------

Interest on loans receivable decreased in both the three and six months ended March 31, 1997 compared to the 1996 periods due to a lower average balance and yield. The average yield on loans was 8.77% for the six months ended March 31, 1996 compared to 8.38% for the six months ended March 31, 1997.
The yield on loans receivable for the six months ended March 31, 1996 increased by approximately 50 basis points as a result of the amortization of unearned discount to interest income on certain loans paid off as discussed in the previous paragraph. The interest rate spread for the six months ended March 31, 1997 was 3.29% compared to 3.37% for the six months ended March 31, 1996. The net yield on interest-bearing assets was 4.17% for the six months ended March 31, 1997 compared to 4.30% for the six months ended March 31, 1996.

Interest on securities increased due to higher average balances for both the three and six months ended March 31, 1997 compared to the 1996 periods. Interest income on mortgage-backed securities (MBSs) and other interest-earning assets decreased due to lower average balances for both the three and six months ended March 31, 1997 compared to the 1996 periods. Components of interest income change from time to time based on the availability, quality and interest rates on securities, MBSs and other interest-earning assets.

             RELIANCE FINANCIAL INC. AND SUBSIDIARY
             Management's Discussion and analysis of
          Financial Condition and Results of Operations

Interest Expense
----------------

Interest on deposits decreased due to lower interest rates and a lower average balance for both the three and six months ended March 31, 1997 compared to the 1996 periods. The lower average balance resulted from deposit outflows. Interest on advances from the Federal Home Loan Bank of Des Moines reflected changes in average balances. The average rate on interest-bearing liabilities decreased to 4.29% for the six months ended
March 31, 1997 from 4.46% for the six months ended March 31, 1996.   Average
interest- bearing liabilities decreased to $24.7 million for the six months ended March 31, 1997, from $26.0 million for the six months ended March 31, 1996.

Provision for Loan Losses
-------------------------

Reliance had no loss provision or credit for loan losses for the three and six months ended March 31, 1997 and three months ended March 31, 1996, and a $700 net credit for the six month period ended March 31, 1996. The allowance for losses on loans is based on management's periodic evaluation of the loan portfolio and reflects an amount which, in management's opinion, is adequate to absorb losses existing in the portfolio. In evaluating the portfolio, management takes into consideration numerous factors, including current economic conditions, prior loan loss experience, the composition of the loan portfolio, and risk characteristics of the loan portfolio.

Noninterest Income
-------------------

Total noninterest income increased to $11,000 for the three months ended March 31, 1997 from $10,000 for the three months ended March 31, 1996. Total noninterest income increased to $22,000 for the six months ended March 31, 1997 from $19,000 for the six months ended March 31, 1996. The increase was due to $2,400 of nonrecurring income related to the sale of Reliance Federal's interest in a data processing service bureau.

Noninterest Expense
-------------------

Noninterest expense increased to $263,000 and $538,000 for the three and six months ended March 31, 1997, respectively, from $235,000 and $460,000 for the three and six months ended March 31, 1996, respectively. Compensation and benefit costs increased by $19,000 to $161,000 for the three months ended March 31, 1997 from $142,000 for the three months ended March 31, 1996. Compensation and benefit costs increased by $35,000 to $307,000 for the six months ended March 31, 1997 from $272,000 for the six months ended March 31, 1996. In April 1996, the Association implemented a recognition and retention plan similar to plans of other publicly traded thrift holding companies. Expenses under this plan for the three and six months ended March 31, 1997 were $14,000 and $28,000, respectively. Compensation and benefits for the three and six months ended March 31, 1997 included $29,000 and $58,000, respectively related to the Employee Stock Ownership Plan (ESOP). Compensation and benefits for the three and six months ended March 31, 1996 included $27,000 and $53,000, respectively, related to the ESOP. Under generally accepted accounting principles, expense of the ESOP is affected by changes in the market price of the Company's common stock. Management expects ESOP expense will increase in future quarters due to the recent increase in the price of common stock of Reliance Financial Inc. SAIF deposit insurance premium decreased as a result of a substantially lower assessment rate. The special assessment recorded at September 30, 1996 recapitalized the fund. Recurring SAIF premiums are expected to be assessable based on an annual revised rate of 6.48 basis points of deposits. Supervisory and professional fees for the three and six months ended March 31, 1997, increased as a result of additional costs of reviewing the strategic options of the Company, and evaluating the proposed

             RELIANCE FINANCIAL INC. AND SUBSIDIARY
             Management's Discussion and analysis of
          Financial Condition and Results of Operations

merger of the Company.

Income Taxes
------------

Income tax expense for the three and six months ended March 31, 1997 decreased compared to prior periods due to lower earnings before income taxes, partially offset by a higher effective tax rate. The higher tax rate is related to the tax effects of the ESOP, differences in tax rates of the Company and the Association based on filing of separate tax returns, and other factors.

             RELIANCE FINANCIAL INC. AND SUBSIDIARY

                   PART II - Other Information


Item 1 - Legal Proceeding

      There are no material legal proceedings to which the Company or the Association is a party or of which any of their property is subject. From time to time, the Association is a party to various legal proceedings incident to its business.

Item 2 - Changes in Securities

      None.

Item 3 - Defaults upon Senior Securities

      Not applicable.

Item 4 - Submission of Matters to a Vote of Security Holders

      None.

Item 5 - Other Information

      None.

Item 6 - Exhibits and Reports on Form 8-K.

      (a)  Exhibits: none

      (b)  Reports on Form 8-K: none


                             SIGNATURES
                             ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                       RELIANCE FINANCIAL INC.
                                       -----------------------
                                            (Registrant)


DATE: May 7, 1997                      BY: /s/ John Bowman
      -----------                         --------------------
                                          John Bowman, President,
                                          Principal Financial Officer and
                                          Duly Authorized Officer

PROXY                 ALLEGIANT BANCORP, INC.
                      7801 FORSYTH BOULEVARD
                    ST. LOUIS, MISSOURI 63105

     FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD [         , 1997]

              THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS


            The undersigned shareholder(s) of ALLEGIANT BANCORP, INC., a Missouri corporation ("Allegiant"), does hereby nominate, constitute and appoint Marvin S. Wool and Shaun R. Hayes or each of them (with full power to act alone), true and lawful proxies and attorneys-in-fact, with full power of substitution, for the undersigned and in the name, place and stead of the undersigned to vote all of the shares of Common Stock, $.01 par value, of Allegiant standing in the name of the undersigned on its books at the close
of business on [             ], 1997 at the Special Meeting of Shareholders
to be held at the offices of Dash Multi-Corp, Inc., 2500 Adie Road, Maryland
Heights, Missouri 63043, on [                  , 1997], at [  :   p.m.]
Central Time, and at any adjournments or postponements thereof, with all the powers the undersigned would possess if personally present, as follows:

            1. To consider and vote upon the approval of the Agreement and Plan of Merger dated March 20, 1997 (the "Merger Agreement") and the transactions contemplated thereby, pursuant to which Reliance Financial, Inc., a Delaware corporation ("Reliance"), will be merged with and into Allegiant, in a transaction that would result in the business and operations of Reliance being continued through Allegiant, and whereby, upon consummation of the merger, each share of Reliance Common Stock will be converted into the right to receive 1.6741 shares of Allegiant Common Stock, subject to adjustment as set forth in the Merger Agreement.


                     / /  FOR    / /  AGAINST    / /  ABSTAIN

            2. In their direction, the Proxies are authorized to vote upon such other business as may properly come before the meeting and any adjournment thereof.


THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

The undersigned hereby revokes any other proxies to vote at such meeting and hereby ratifies and confirms all that the proxies and attorneys-in-fact, or each of them, appointed hereunder may lawfully do by virtue hereof. Said proxies and attorneys-in-fact, without limiting their general authority, are specifically authorized to vote in accordance with their best judgment with respect to all matters incident to the conduct of the Special Meeting.




THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER
DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER(S).  IF NO
DIRECTION IS GIVEN HEREIN, THIS PROXY WILL BE VOTED "FOR" THE
PROPOSAL LISTED ABOVE.

Dated:      , 1997



                                          ------------------------------------
                                          Signature of Shareholder



                                          ------------------------------------
                                          Signature of Shareholder

When signing as an attorney, executor, administrator, trustee or guardian, please give full title. If more than one person holds the power to vote the same shares, all must sign. All joint owners must sign. The undersigned hereby acknowledges receipt of the Notice of Special Meeting and the Joint Proxy Statement/Prospectus (with all enclosures and attachments) dated
[           , 1997], relating to the Special Meeting.

PLEASE MARK, DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE
ENCLOSED ENVELOPE.

/X/ PLEASE MARK VOTES               REVOCABLE PROXY
    AS IN THIS EXAMPLE         RELIANCE FINANCIAL, INC.

               FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD

                           _________________, 1997


              THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

     The undersigned stockholder(s) of RELIANCE FINANCIAL, INC., a Delaware corporation ("Reliance"), does hereby nominate, constitute and appoint John
E. Bowman and Jeannette Larson or each of them (with full power to act alone), true and lawful proxies and attorneys-in-fact, with full power of substitution, for the undersigned and in the name, place and stead of the undersigned to vote all of the shares of Common Stock, $.10 par value, of Reliance standing in the name of the undersigned on its books at the close of business on July __, 1997 at the Annual Meeting of Stockholders to be held at the offices of Reliance, 8930 Gravois Avenue, St. Louis, Missouri 63123, on ______________, 1997, at
________ a.m., Central Time, and at any adjournments or postponements thereof, with all the powers the undersigned would possess if personally present, as follows:

                                       ----------------------------------------
Please be sure to sign and date          Date
  this Proxy in the box below.
-------------------------------------------------------------------------------


         Stockholder sign above               Co-holder (if any) sign above
-------------------------------------------------------------------------------

                                                For    Against    Abstain
1. To consider and vote upon the adop-
   tion of the Agreement and Plan of            / /      / /        / /
   Merger dated March 20, 1997 (the
   "Merger Agreement") and the transactions contemplated thereby, pursuant to which Reliance will be merged with and into Allegiant Bancorp, Inc., a Missouri corporation ("Allegiant"), in a transaction that would result in the business and operations of Reliance being continued through Allegiant, and whereby, upon consummation of the merger, each share of Reliance Common Stock will be converted into the right to receive 1.6741 shares of Allegiant Common Stock, subject to adjustment as set forth in the Merger Agreement.


2. ELECTION OF DIRECTORS:                       For    Withhold    Except

         Michael Svoboda                        / /      / /        / /
         Adolph G. Kraus

   INSTRUCTION: To withhold authority to vote for any individual nominee, mark "Except" and write that nominee's name in the space provided below.

   ----------------------------------------------------------------------------


3. PROPOSAL TO RATIFY THE                       For    Against    Abstain
   APPOINTMENT OF MICHAEL
   TROKEY & COMPANY, P.C., as                   / /      / /       / /
   independent certified public
   accounants of the Company.


4. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.


*   -----------------------------------------------------------------------   *

   DETACH ABOVE CARD, SIGN, DATE AND MAIL IN POSTAGE PAID ENVELOPE PROVIDED.


                           RELIANCE FINANCIAL, INC.
               8930 GRAVOIS AVENUE, ST. LOUIS, MISSOURI 63123


-------------------------------------------------------------------------------
     The above signed hereby revokes any other proxies to vote at such meeting and hereby ratifies and confirms all that the proxies and attorneys-in-fact, or each of them, appointed hereunder may lawfully do by virtue hereof. Said proxies and attorneys-in-fact, without limiting their general authority, are specifically authorized to vote in accordance with their best judgment with respect to all matters incident to the conduct of the Annual Meeting.

   THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED
     HEREIN BY THE ABOVE SIGNED STOCKHOLDER(S). IF NO DIRECTION IS GIVEN HEREIN, THIS PROXY WILL BE VOTED "FOR" ALL OF THE NAMED NOMINEES AND FOR
                            PROPOSALS 1 AND 3.

     When signing as an attorney, executor, administrator, trustee or guardian, please give full title. If more than one person holds the power to vote the same shares, all must sign. All joint owners must sign. The undersigned hereby acknowledges receipt of the Notice of the Annual Meeting and the Joint Proxy Statement/Prospectus (with all enclosures and attachments) dated July __, 1997, relating to the Annual Meeting.

  PLEASE MARK, DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED
                                 ENVELOPE.
-------------------------------------------------------------------------------

                                   PART II

                INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

            Sections 351.355(1) and (2) of The General and Business Corporation Law of the State of Missouri provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation may not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses. Section 351.355(3) provides that, to the extent that a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred in connection with such action, suit or proceeding. Section 351.355(7) provides that a corporation may provide additional indemnification to any person indemnifiable under subsection (1) or (2), provided such additional indemnification is authorized by the corporation's articles of incorporation or an amendment thereto or by a shareholder-approved bylaw or agreement, and provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct or which involved an accounting for profits pursuant to Section 16(b) of the Securities Exchange Act of 1934.

            Article XII of the By-Laws of Allegiant provides that Allegiant shall extend to its directors and officers the indemnification specified in subsections (1) and (2) and the additional indemnification authorized in subsection (7).

            Pursuant to directors' and officers' liability insurance policies, with total annual limits of $2,000,000, Allegiant's directors and officers are insured, subject to the limits, retention, exceptions and other terms and conditions of such policy, against liability for any actual or alleged error, misstatement, misleading statement, act or omission, or neglect or breach of duty by the directors or officers of Allegiant, individually or collectively, or any matter claimed against them solely by reason of their being directors or officers of Allegiant.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

            A.    Exhibits.  See Exhibit Index.
                  ---------


            B.    Financial Statement Schedules.  Not Applicable.
                  -----------------------------

ITEM 22.  UNDERTAKINGS

            (1)   The Registrant hereby undertakes:

                  (a) To file during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement.

                        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                        (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or together, represent a fundamental change in the information set forth in the Registration Statement;

                        (iii) To include any additional or changed material information with respect to the plan of distribution.

                  (b) That, for determining liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (c) To file a post-effective amendment to remove from registration any of the securities being registered which remain unsold at the end of the offering.

            (2) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) The Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus has been sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934.

            (4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as
expressed in the Act and is, therefore, unenforceable.   In the event that a
claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

            (5)   The Registrant hereby undertakes that:

                  (a) For determining any liability under the Securities Act, the information omitted from the form prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in the form prospectus filed by the Registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time the Commission declared it effective.


                  (b) For determining any liability under the Securities Act, each post-effective amendment that contains a form prospectus shall be deemed to be a new registration statement for the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (6) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

            (7) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                          SIGNATURES


            Pursuant to the requirements of the Securities Act of 1933, Allegiant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Clayton, State of Missouri, on July 11, 1997.


                                    ALLEGIANT BANCORP, INC.


                                    By: /s/ Shaun R. Hayes
                                      ----------------------------------------
                                       Shaun R. Hayes, President



            Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.


            Signature                     Title                              Date
            ---------                     -----                              ----

/s/ Marvin S. Wool                  Chairman of the Board,                 July 11, 1997
-----------------------------       Chief Executive Officer
Marvin S. Wool                      and Director
Principal Executive Officer


/s/ Shaun R. Hayes                  President and Director                 July 11, 1997
-----------------------------
Shaun R. Hayes
Principal Financial Officer

/s/ S. Kay Love
-----------------------------       Assistant Secretary                    July 11, 1997
S. Kay Love
Principal Accounting Officer


            <F*>
-----------------------------       Director                               July 11, 1997
Kevin R. Farrell


            <F*>
------------------------------      Director                               July 11, 1997
C. Virginia Kirkpatrick


            <F*>
-----------------------------       Director                               July 11, 1997
Lee S. Wielansky


            <F*>
-----------------------------       Director                               July 11, 1997
Leon A. Felman


            <F*>
-----------------------------       Director                               July 11, 1997
Charles E. Polk, Jr.


                                    II-4


            Signature                     Title                              Date
            ---------                     -----                              ----

            <F*>
-----------------------------       Director                               July 11, 1997
John T. Straub


            <F*>
-----------------------------       Director                               July 11, 1997
Leland B. Curtis

                                <F*>By: /s/ Shaun R. Hayes
                                       ---------------------------------
                                        Shaun R. Hayes, attorney-in-fact

            Shaun R. Hayes, by signing his name hereto, does sign this document on behalf of the persons named above pursuant to a power of attorney duly executed by such persons.

                                    EXHIBIT INDEX
EXHIBIT
NUMBER                              DESCRIPTION
------                              -----------
   2.1         Agreement and Plan of Merger between Allegiant and Reliance dated as of March 20, 1997.<F*>

   2.2         Stock Option Agreement dated March 20, 1997, by and between
               Allegiant and Reliance.<F*>

   2.3         Form of Voting Agreement dated March 20, 1997, between
               Allegiant and the directors of Reliance.<F*>

   2.4         Form of Voting Agreement dated March 20, 1997, between
               Reliance and the directors of Allegiant.<F*>

   3.1 Articles of Incorporation, as amended, of the Registrant, filed as Exhibit 3.1 to Registrant's Registration Statement on
               Form 10-SB (Reg. No. 0-26350) is hereby incorporated by reference.

   3.2         By-laws of the Registrant, as currently in effect, filed as
               Exhibit 3.2 to Registrant's Registration Statement on Form
               10-SB (Reg. No. 0-26350) is hereby incorporated by reference.

   4.1         Form of Stock Certificate for Common Stock, filed as Exhibit
               4.2 to Registrant's Registration Statement on Form 10-SB
               (Reg. No. 0-26350) is hereby incorporated by reference.

   4.2         Form of Warrant Agreement, filed as Exhibit 4.3 to
               Registrant's Registration Statement on Form 10-SB (Reg. No.
               0-26350) is hereby incorporated by reference.

   4.3         Form of Junior Subordinated Debenture, filed as Exhibit 4.4 to
               Registrant's Registration Statement on Form 10-SB (Reg.
               No. 0-26350) is hereby incorporated by reference.

   5.1 Opinion of Thompson Coburn as to the legality of the securities being issued.

   8.1 Opinion of Thompson Coburn as to certain tax matters related to the Merger.

  10.1 Term Loan Agreement, dated as of August 31, 1990, by and between Mercantile Bank of St. Louis National Association and Allegiant, filed as Exhibit 10.1 to Registrant's
               Registration Statement on Form 10-SB (Reg. No. 0-26350) is hereby incorporated by reference.


                                    II-6

  10.2         First Amendment to Term Loan Agreement, dated as of
               November 30, 1993, by and between Mercantile Bank of
               St. Louis National Association and Allegiant, filed as
               Exhibit 10.2 to Registrant's Registration Statement on
               Form 10-SB (Reg. No. 0-26350) is hereby incorporated by reference.

  10.3         Second Amendment to Term Loan Agreement, dated as of July 27,
               1994, by and between Mercantile Bank of St. Louis National
               Association and Allegiant, filed as Exhibit 10.3 to Registrant's Registration Statement on Form 10-SB (Reg.
               No. 0-26350) is hereby incorporated by reference.

  10.4         Third Amendment to Term Loan Agreement, dated as of
               November 26, 1996, by and between Mercantile Bank of
               St. Louis National Association and Allegiant filed as
               Exhibit 10.4 to Registrant's Annual Report on Form 10-KSB
               (Reg. No. 0-26350) is hereby incorporated by reference.

  10.5         Lease, dated June 26, 1991, between Thos. J. White Company and
               Allegiant Bank, filed as Exhibit 10.4 to Registrant's
               Registration Statement on Form 10-SB (Reg. No. 0-26350) is hereby incorporated by reference.

  10.6 Lease, dated January 1, 1994, by and between C and R Markets and Allegiant State Bank, filed as Exhibit 10.5 to
               Registrant's Registration Statement on Form 10-SB (Reg.
               No. 0-26350) is hereby incorporated by reference.

  10.7         Lease Agreement, dated February 7, 1994, by and between
               Clayton Land Company L.P. and Allegiant Bank, filed as Exhibit
               10.6 to Registrant's Registration Statement on Form 10-SB (Reg.
               No. 0-26350) is hereby incorporated by reference.

  10.8         Lease Agreement, dated August 7, 1995, by and between Hilvin
               Investment Corporation and Allegiant Bank filed as
               Exhibit 10.8 to Registrant's Annual Report on Form 10-KSB
               (Reg. No. 0-26350) is hereby incorporated by reference.

  10.9         Allegiant Bancorp, Inc. 1994 Stock Option Plan, filed as
               Exhibit 10.7 to Registrant's Registration Statement on Form
               10-SB (Reg. No. 0-26350) is hereby incorporated by reference.

  10.10        Allegiant Bancorp, Inc. 1996 Stock Option Plan, filed as
               Exhibit 4.4 to Registrant's Form S-8 (Reg. No. 0-26350) is hereby incorporated by reference.

  10.11        Allegiant Bancorp, Inc. Directors Stock Option Plan, filed as
               Exhibit 4.5 to Registrant's Form S-8 (Reg. No. 0-26350) is hereby incorporated by reference.

  10.12        Allegiant Bancorp, Inc. 1989 Stock Option Plan, filed as
               Exhibit 4.6 to Registrant's Form S-8 (Reg. No. 0-26350) is hereby incorporated by reference.


                                    II-7

  10.13 Convertible Subordinated Debenture Purchase Agreement, filed as Exhibit 10.8 to Registrant's Registration Statement on Form
               10-SB (Reg. No. 0-26350) is hereby incorporated by reference.

  10.14        Form of Subordinated Convertible Debenture, filed as Exhibit
               4.1 to Registrant's Registration Statement on Form 10-SB
               (Reg. No. 0-26350) is hereby incorporated by reference.

  10.15        Deposit Transfer and Asset Purchase Agreement, dated May 8,
               1997, between Roosevelt Bank and Allegiant Bancorp, Inc. is filed herewith.

  10.16        Deposit Transfer and Asset Purchase Agreement, dated May 8,
               1997, between Roosevelt Bank and Allegiant Bancorp, Inc. is filed herewith.

  21.1 Subsidiaries of the Registrant filed as Exhibit 21.1 to Registrant's Form 10-KSB for the year ended December 31,
               1996 (Reg. No. 0-26350) is hereby incorporated by reference.

  23.1 Consent of BDO Seidman, L.L.P. with regard to the use of its reports on Allegiant's Financial Statements.

  23.2 Consent of Michael Trokey & Company, P.C. with regard to the use of its reports on Reliance's Financial Statements.

  23.3         Consent of Stifel, Nicolaus & Company, Incorporated.<F*>

  23.4         Consent of RP Financial, LC.<F*>

  23.5         Consent of Thompson Coburn (included in Exhibit 5.1 and 8.1).

  24.1         Power of Attorney.<F*>

------------------
<F*> Filed with original filing on May 2, 1997.



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